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06018298

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Banca Intesa

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED NOV 13 2006 THOMSON FINANCIAL

FILE NO. 82- 35020 FISCAL YEAR 12-31-04

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Banca Intesa

Annual report 2004

File No. 82-35020

This is an English translation of the Italian original "Bilanci 2004" and has been prepared solely for the convenience of the reader. The version in Italian takes precedence and will be made available to interested readers upon written request to

Banca Intesa S.p.A.

Corporate image and marketing communications Via Monte di Pietà, 8 20121 Milano, Italy Fax +39 02 879.62898/63638.

The financial statements have been translated into English from the original version in Italian. They have been prepared in compliance with Consob Regulations approved with Resolution 11971 of 14th May 1999 and amendments, and applying the provisions contained in Legislative Decree 87 of 27th January 1992 and in the instructions of the Governor of the Bank of Italy of 30th July 2002. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Italy may not conform with the generally accepted accounting principles in other Countries.



Registered office Piazza Paolo Ferrari 10 20121 Milano Italy
Telephone +39 02 879.11 info@bancaintesa.it www.bancaintesa.it

Ordinary Shareholders' Meeting of 13th-14th April 2005

Report on operations and consolidated financial statements of Gruppo Intesa 2004

Report on operations and Parent Company's financial statements 2004

Banca Intesa S.p.A.
Share capital 3,561,062,849.24 euro fully paid-in – Milano Company Register and Fiscal Code No. 00799960158
Member of the National Interbank Deposit Guarantee Fund – Included in the National Register of Banks No. 5361
Gruppo Intesa included in the National Register of Banking Groups

File No. 82-35020

Contents

File No. 82-35020

File No. 82-35020

File No. 82-35020

Banca Intesa – Report on operations and Parent Company's financial statements

File No. 82-35020

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	* Giovanni Bazoli
Deputy Chairmen	* Giampio Bracchi René Carron
Managing Director Chief Executive Officer	* Corrado Passera
Directors	Giovanni Ancarani Francesco Arcucci Benito Benedini Antoine Bernheim Jean Frédéric De Leusse Gilles De Margerie Alfonso Desiata * Ariberto Fassati * Giancarlo Forestieri Paolo Fumagalli Jorge M. Jardim Gonçalves Jean Laurent Giangiacomo Nardozzi Eugenio Pavarani Giovanni Perissinotto * Mariano Riestra Ugo Ruffolo Eric Strutz Gino Trombi

* *Members of the Executive Committee*

General Management

General Manager	Corrado Passera

Board of Statutory Auditors

Chairman	Gianluca Ponzellini
Auditors	Paolo Andrea Colombo Franco Dalla Sega Bruno Rinaldi Carlo Sarasso

Independent Auditors — Reconta Ernst & Young S.p.A.

File No. 82-35020

Chairman's Letter

Distinguished Shareholders,
2004 was again a year of modest growth for the Italian economy, which was plagued by the problem of competitiveness on the international markets and penalised by weak domestic demand.

Despite the unfavourable economic backdrop, Gruppo Intesa, leveraging on renovated customer relationships and thanks to the effort and participation of all collaborators, achieved results that were both positive and in line with the Business Plan, summarised by a consolidated net income of 1,884 million euro, over 50% higher than that of the previous year.

Even if in these two years the reference economic scenario proved to be worse than had been envisaged in the Plan and despite Italy's missed recovery, with 2004 we have completed the second year of the Business Plan, which started the turnaround of our Group. Problem issues have been addressed and solved, sacrifices have been shared equitably, the creation of sustainable value has recommenced. The objectives we had set ourselves have been reached even ahead of schedule; the commitments we had made with Shareholders have been kept and the successes achieved have been appreciated by the market: capitalisation increased from over 15 billion euro at the time of the presentation of the Business Plan to over 25 billion euro today (+60%). We can be satisfied with our work.

The development of a single corporate culture – capable of integrating the experiences and the best practices of the three original banks – and the speed with which the main modernisation projects were commenced and implemented proved to be potent catalysts for the improvement of customer service. This enabled Banca Intesa to strengthen its leadership in all the sectors in which it operates: in services to retail customers, in supporting innovation and competitiveness of small and medium-sized enterprises, in interventions to sustain large Italian industrial companies in their turnarounds, in the many projects to support infrastructure projects and Public Administrations. Operating in this way, Banca Intesa has testified that the financial industry may play a strategic role in Italy's development.

However, the Italian and European situation is still burdened by critical issues which have not been eliminated and which must be addressed. Credible turnaround programmes must be defined aimed at strengthening competitiveness without decreasing social cohesion and solidarity. Also in this area Banca Intesa's recent experience may be proposed as a model, since it has proved that

turnaround objectives may be pursued alongside development targets and that it is possible to conquer and maintain confidence even at difficult times.

If with 2004 we can consider the important and challenging moment of the integration of our Group over, we must now set ourselves further, even more ambitious targets.

In the spring we will present to the market the new Business Plan, that will indicate the objectives and the strategies for the next three years. We feel the responsibility of contributing in a significant fashion to the growth and development of Italy and of all the other Countries in which we operate.

Giovanni Bazoli

Milano, 7th March 2005

File No. 82-35020

Gruppo Intesa
Financial highlights

	2004	2003 pro forma [1]	Changes amount	Changes %
Statement of income (in millions of euro)				
Net interest income	4,962	4,937	25	0.5
Interest margin	5,182	5,103	79	1.5
Net commissions	3,447	3,326	121	3.6
Net interest and other banking income	9,726	9,519	207	2.2
Operating costs	(5,830)	(6,088)	(258)	(4.2)
including Payroll	*(3,147)*	*(3,298)*	*(151)*	*(4.6)*
Operating margin	3,896	3,431	465	13.6
Net adjustments to loans and provisions for possible loan losses	(887)	(1,180)	(293)	(24.8)
Income from operating activities	2,693	1,718	975	56.8
Extraordinary income (loss)	(61)	131	(192)	
Net income for the period	1,884	1,214	670	55.2
Balance sheet (in millions of euro)				
Loans to customers	157,698	154,614	3,084	2.0
Securities [2]	38,734	29,435	9,299	31.6
including Investment portfolio	*5,158*	*5,318*	*(160)*	*(3.0)*
Equity investments	4,834	4,908	(74)	(1.5)
Total assets	274,598	259,678	14,920	5.7
Direct customer deposits	180,237	171,870	8,367	4.9
including Subordinated and perpetual liabilities	*9,278*	*10,603*	*(1,325)*	*(12.5)*
Indirect customer deposits	293,001	287,523	5,478	1.9
including Managed funds	*117,906*	*121,869*	*(3,963)*	*(3.3)*
Customer deposits under administration	473,238	459,393	13,845	3.0
Net interbank position	(5,484)	(3,147)	2,337	74.3
Shareholders' equity [3]	15,564	15,093	471	3.1
Operating structure				
Staff (number)	56,958	59,463	(2,505)	
Branches (number)	3,698	3,711	(13)	
including Italy	*3,080*	*3,089*	*(9)*	
Abroad	*618*	*622*	*(4)*	

[1] Figures restated on a consistent basis.
[2] Including own shares amounting to 10 million euro as at 31st December 2004 and 1,017 million euro as at 31st December 2003.
[3] Including net income for the period.

Gruppo Intesa
Financial ratios

	2004	2003 pro forma [1]
Balance sheet ratios (%)		
Loans to customers/Total assets	57.4	59.5
Securities/Total assets	14.1	11.3
Direct customer deposits/Total assets	65.6	66.2
Managed funds/Indirect customer deposits	40.2	42.4
Statement of income ratios (%)		
Interest margin/Net interest and other banking income	53.3	53.6
Net commissions/Net interest and other banking income	35.4	34.9
Operating costs/Net interest and other banking income	59.9	64.0
Net income for the period/Average total assets (ROA) [2]	0.7	0.4
Net income for the period/Average shareholders' equity (ROE) [3]	12.9	9.3
Risk ratios (%)		
Net doubtful loans/Total loans to customers	2.7	3.0
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	66.8	65.2
Capital ratios (%)		
Tier 1 capital/Risk-weighted assets [4]	8.5	7.8
Total capital/Risk-weighted assets [4]	11.6	11.7
Risk-weighted assets (in millions of euro) [4]	182,486	182,344
EPS – Earnings per share – euro	0.28	0.19

[1] Figures restated on a consistent basis.
[2] Based upon the arithmetical average of total assets at the end of the reference periods.
[3] Net income for the period, excluding the change in the reserve for general banking risks, divided by the weighted average of share capital, share premium reserve, revaluation reserves and reserves from retained earnings, negative goodwill arising on consolidation and on application of the equity method and the reserve for general banking risks.
[4] Figures for 2003 have not been restated.

File No. 82-35020

Banca Intesa
Financial highlights

	2004	2003 pro forma [1]	Changes amount	Changes %
Statement of income (in millions of euro)				
Net interest income	3,083	3,079	4	0.1
Interest margin	3,451	3,647	(196)	(5.4)
Net commissions	2,056	1,973	83	4.2
Net interest and other banking income	6,115	6,280	(165)	(2.6)
Operating costs	(3,735)	(3,920)	(185)	(4.7)
including Payroll	*(2,010)*	*(2,123)*	*(113)*	*(5.3)*
Operating margin	2,380	2,360	20	0.8
Net adjustments to loans and provisions for possible loan losses	(678)	(763)	(85)	(11.1)
Income from operating activities	1,729	1,275	454	35.6
Extraordinary income (loss)	(190)	450	(640)	
Net income for the period	1,141	1,359	(218)	(16.0)
Balance sheet (in millions of euro)				
Loans to customers	102,914	112,016	(9,102)	(8.1)
Securities [2]	27,247	19,522	7,725	39.6
including Investment portfolio	*711*	*817*	*(106)*	*(13.0)*
Equity investments	13,731	13,619	112	0.8
Total assets	203,937	199,979	3,958	2.0
Direct customer deposits [3]	133,535	132,162	1,373	1.0
including Subordinated and perpetual liabilities [4]	*8,805*	*9,961*	*(1,156)*	*(11.6)*
Indirect customer deposits	219,635	213,889	5,746	2.7
including Managed funds	*74,500*	*75,791*	*(1,291)*	*(1.7)*
Customer deposits under administration	353,170	346,051	7,119	2.1
Net interbank position [5]	9,102	7,767	1,335	17.2
Shareholders' equity [6]	14,544	14,745	(201)	(1.4)
Operating structure				
Staff (number)	29,973	32,320	(2,347)	
Branches (number) [7]	2,122	2,190	(68)	
including Italy	*2,116*	*2,184*	*(68)*	
Abroad	*6*	*6*	–	

[1] Figures restated on a consistent basis.
[2] Including own shares amounting to 1,015 million euro as at 31st December 2003.
[3] Direct customer deposits excluding issued bonds underwritten by subsidiary banks.
[4] Subordinated liabilities are different from caption 110 of the balance sheet "Subordinated and perpetual liabilities", since a portion of this type of funding has been raised from banks.
[5] Due to banks, net does not include bonds and subordinated liabilities underwritten by subsidiary banks.
[6] Including net income for the period.
[7] The figure includes both traditional branches with operating and accounting autonomy, and units in charge of managing customer relations, for which the banking relationship is at the reference branch.

File No. 82-35020

Banca Intesa
Financial ratios

	2004	2003 pro forma [1]
Balance sheet ratios (%)		
Loans to customers/Total assets	50.5	56.0
Securities/Total assets	13.4	9.8
Direct customer deposits/Total assets	65.5	66.1
Managed funds/Indirect customer deposits	33.9	35.4
Statement of income ratios (%)		
Interest margin/Net interest and other banking income	56.4	58.1
Net commissions/Net interest and other banking income	33.6	31.4
Operating costs/Net interest and other banking income	61.1	62.4
Net income for the period/Average total assets (ROA) [2]	0.6	0.7
Net income for the period/Average shareholders' equity (ROE) [3]	8.7	10.8
Risk ratios (%)		
Net doubtful loans/Total loans to customers	1.5	1.4
Cumulated adjustments on doubtful loans/Gross doubtful loans to customers	56.9	55.4
Capital ratios (%)		
Tier 1 capital/Risk-weighted assets	10.3	9.6
Total capital/Risk-weighted assets	15.0	15.3
Risk-weighted assets (in millions of euro)	137,598	142,589
EPS – Earnings per share – euro	0.17	0.21

[1] Figures restated on a consistent basis.
[2] Based upon the arithmetical average of total assets at the end of the reference periods.
[3] Net income for the period, divided by the weighted average of share capital, share premium reserve, revaluation reserves and reserves from retained earnings.

Gruppo Intesa in 2004
Executive summary

With the 2004 financial statements, Gruppo Intesa closed the second of the three years which the 2003-2005 Business Plan had addressed for the turnaround and relaunch of the Group and is about to present a new Business Plan which will refer to operations until 2007. The commitment to proceed to an in-depth reorganisation was maintained, with the solution of the main problem issues and the implementation of initiatives aimed at strengthening and consolidating the Group's leadership in Italy and in certain foreign markets.

The achievement of such objectives is all the more significant, since it occurred in a macroeconomic scenario which – far from improving – in 2004 remained extremely weak and uncertain, especially as concerns the domestic market, with the simultaneous increase in competitive pressure and a growth rate for Gross Domestic Product which more than halved with respect to the already modest forecasted growth rate (1.1% compared to 2.3%). In addition customer confidence in the financial and banking sector was put to the test, by the recent default of certain important industrial companies and of a Foreign Country.

But banks, and especially Gruppo Intesa, showed that they can react promptly and with strategic vision. As concerns the solution of the weaknesses of the Italian industrial system, Gruppo Intesa actively sustained small, medium-sized and large companies, which manifested – through credible repositioning and relaunch plans, supported by the necessary investments and the great commitment of shareholders and management – the will to accept to the full the challenge of growth.

Lastly, as concerns the damages borne by investors on certain bond issues, the conciliation tables activated by the Group with the main consumer associations contributed to solving in a mutually satisfactory fashion the great majority of cases.

For Gruppo Intesa 2003 had been characterised by reorganisation and restructuring operations, 2004 was rich with initiatives which consolidated the "platforms for growth" and led to higher commercial effectiveness and greater operating efficiency, especially with innovation in products and organisational structures, aimed at an ever-increasing fit between offering and the needs of the various customer segments.

The year which has just ended may therefore be considered a bridge between a phase of emergency which had characterised the first part of the Business Plan and a development phase, which is forecasted to accelerate further in 2005.

The Business Plan

An update of the main implementations which occurred during the year, according to the framework and the commitments set out in the 2003-2005 Business Plan, presented in September 2002, is provided below.

Risk profile. In 2004 Banca Intesa fully achieved the objective of reducing the risk profile via an increase in the weight of risk-weighted assets with retail customers and with the domestic market. Exposure in terms of risk-weighted assets with large corporates, especially international with no relations with Italy, more than halved from December 2001 to December 2004, with a decrease exceeding 30 billion euro (from 53.4 billion euro to 22.3 billion euro) and determined a considerable shift in the asset mix to the retail business: from 51% of December 2001 to 71%, higher than the 68% target indicated for 2005. In 2004 the disengagement from Latin America and non-strategic Countries continued, with a

consequent increase in the asset mix in favour of the Italian market: from 71% in 2001 to 86% in 2004. The sale of the assets of Banque Sudameris is part of this strategy. Disposals in 2004 referred to i) activities in Uruguay (to Banca ACAC Crédit Agricole, the Uruguayan subsidiary of the Crédit Agricole group), ii) Banco Sudameris Paraguay and iii) the activities of the branches in Miami, Panama and Grand Cayman. In March 2004 Intesa Bank Canada, wholly-owned by Banca Intesa, was sold to HSBC Bank Canada. Gruppo Intesa instead increased its foreign operations in Central-Eastern Europe, which represents its second "domestic" market. In 2004 *ZAO Banca Intesa Moscow*, the only Italian bank with an operating licence in Russia, became fully operational. The already intense commercial relations between our Group and the Generali group were developed further in 2004 with a new joint venture which will operate in the pension fund market that is emerging in Slovakia and was set up by the respective subsidiaries in that Country, each with a 50% stake. Again in Slovakia, our local subsidiary VUB acquired the financial group Kiska, specialised in the consumer lending and credit card sectors. Furthermore, as concerns Gruppo Intesa, Banca di Trento e Bolzano opened a representative office in Innsbruck and Banca Popolare FriulAdria acquired in Slovenia i) a 75% stake in Centurion, exclusive concessionary of American Express cards, ii) an approximately 10% stake in Medvesek Puskin, a company specialised in asset management, and iii) a 5.5% stake in Dezelna Banka. Lastly, in the first months of 2005, Banca Intesa signed agreements for the acquisition of two banks operating in the area: Delta Banka, in Serbia and Montenegro, and ABS Banka, in Bosnia and Herzegovina.

Asset quality. The reduction in the risk profile was accompanied by a considerable improvement in credit quality with net doubtful loans which recorded a 24% drop from 2001 to 2004 (from 5.6 billion euro to 4.2 billion euro). Over the same period, the ratio of net adjustments to loans and loans to customers decreased from 1.3% to 0.6%, confirming the decreasing trend in the generation of new doubtful loans, and the degree of coverage of doubtful loans increased from 59% to 67%: in both cases the targets for 2005 were achieved one year ahead of schedule.

Rationalisation of non-strategic assets. In 2004 the active management of the Group's real estate assets generated capital gains of approximately 260 million euro, realised both via direct disposals and via the sale of equity investments in real estate companies. Other non-strategic equity investments sold referred to Carldata and the spin-off of Magazzini Generali Fiduciari Cariplo.

Capital ratios. In 2004 the reduction in the risk profile, the sale of non-strategic assets, the improvement in economic results and the optimisation of capital deployment led to further strengthen capital ratios. As at 31st December 2004 capital ratios increased to the levels in line with the best international standards and with the targets set out in the Business Plan. In fact, the Tier 1 ratio – that is the ratio between Tier 1 capital and risk-weighted assets – reached 8.5% (with respect to 7.8% of 2003 and 6% of 2001) and the Core tier 1 ratio – that is the ratio between Tier 1 capital net of preference shares and risk-weighted assets – reached 7.6% (with respect to 6.9% of 2003 and 5.3% of 2001). The positive trend recorded by Banca Intesa's capital ratios is confirmed by the fact that in June 2004 the international rating agency Moody's improved from stable to positive the outlook for the ratings given on deposits and long-term debt (A1) and financial strength (B-) and in July the international rating agency Standard & Poor's increased the rating assigned to Banca Intesa from A- to the current A for long-term debt and from A-2 to A-1 for short-term debt, with a stable outlook.

Platforms for growth. Numerous projects aimed at pursuing growth were implemented in 2004, and referred to five main fields of action:

- *training*. The Business Plan assigns fundamental importance in the growth of the Company and the Group to the valorisation and professional development of its collaborators, via training plans programmed over a number of years. In 2004 over 335,000 man-days of training were delivered, which added to the 255,000 man-days of 2003 lead to 75% the percentage of realisation of the 800,000 man-days set out in the Business Plan; Progetto Arcobaleno (the Rainbow project) the training programme for the

improvement of the network's sales effectiveness which involved more than 20,000 people, is part of this strategy;

- *new products*. The unification of IT systems, which occurred in the last quarter of 2003, enabled the launch of numerous new products, supported by considerable advertising investments, among which for example:
  - *Conto Intesa*, the current account for households, with over 300,000 current accounts opened in 12 months;
  - *Conto Intesa Personal*, the current account targeted to customers searching for personalised solutions that was launched in June, with over 40,000 accounts activated in six months;
  - *Conto Intesa Business*, the current account dedicated to retailers, artisans and free-lance professionals, promoted by an advertising campaign launched in mid-September reached 30,000 activations;
  - *Carta Intesa*, the debit card with on-line authorisation, with over 750,000 cards sold in the year;
  - *PrestIntesa*, the personal loan for a maximum of 30,000 euro available within 48 hours which, with approximately 1.5 billion euro disbursed in the period, more than doubled the aggregate amount of personal loans disbursed in 2003;
  - the life insurance policies of *Intesa Vita* (*Intesa Segnopiù, Intesa StrategiaPiù, Intesa4x4, IntesaObiettivo 24, IntesaProtezione Attiva, IntesaSempre*), the products of the new company – established with the Generali group – fully operational as of 1st January 2004, leader in the Italian bancassurance market with new premiums amounting to 5.6 billion euro in 2004, corresponding to a 55% growth rate with respect to 2003;
- *supporting enterprises in their projects for growth and for relaunching competitiveness*. Various types of activities were realised in 2004 aimed at favouring the development of companies, and – more in general – Italy's economy, such as for example:
  - the establishment of the new Corporate Relations Department, formed by the unification of the former Large Corporate Department and the former Mid Corporate Department, for the purpose of extending simplified access to high value-added services, typical of larger customers, also to medium-large companies;
  - the strengthening of the Public & Infrastructure Finance Department, to support investment programmes both at central and local level;
  - interventions in favour of companies under restructuring, which sometimes required the Bank's direct presence in the company's equity;
  - important *collaboration agreements* signed with the Asian Development Bank and the African Export-Import Bank, to support Italian companies in their import-export activities in other continents;
  - the launch – in the third quarter of 2004 – of *IntesaNova*, the initiative dedicated to enterprises which invest in technological innovation, developed in collaboration with some of the most prestigious universities and Italian research centres. Banca Intesa – under the usual creditworthiness assessment – finances with medium-term loans (3-5 years), without real guarantees and at more favourable conditions, the innovative projects prepared by enterprises within two weeks of validation by the universities that partner the initiative;
  - the launch – in the first months of 2005 – of *Intesa Export*, an initiative dedicated to export-oriented companies, developed in collaboration with SACE (Italian export credit agency). Banca Intesa will grant loans with a maximum maturity of 5 years, without real guarantees and at very competitive terms, with a 70% guarantee given by SACE and which will subsequently be securitised, with the relative securities issued on the market and also guaranteed by SACE;
- *private banking*. Intesa Private Banking, established in the third quarter of 2004, is the bank specialised in serving private customers and is integrated in the Retail Division for the purpose of fully seizing the commercial synergies with the structure dedicated to relations with enterprises and the operating synergies with the branch network. The distinctive feature of this organisational model is the flexibility in the relationship offered to customers, which may use the specialised bank (with 60 private centres and 375 private bankers), the 2,000 branches of the Retail Division and Gruppo Intesa's on-line channels. Intesa Private Banking offers, in addition to a complete range of financial products and

services produced by both Gruppo Intesa and high-standing outside companies, financial planning tools which are cutting edge for Italy and consulting services, fiduciary and legal entity advisory, real estate and art advisory, as well as investment-related legal and tax consulting services;

- *the new branch model.* The branch service and customer access model was deeply revisited, 120 branches have already been completely renovated – according to a space design and lay-out which simplifies customer access to both branch operations and the consulting area, which has been expanded and specialised by customer segment – and 150 branches have been restructured to adapt them to the new model.

2004 results

Also in 2004 Italy's modest economic growth did not sustain revenues. Despite this Gruppo Intesa's consolidated financial statements closed with a net income of 1,884 million euro, with a growth rate exceeding 55% with respect to the previous year.
This result was mostly attributable to the continuation of the interventions set out in the Business Plan which, as illustrated above, in almost all cases achieved their targets ahead of schedule. This is particularly true for the shift in the asset mix, the improvement in asset quality, the increase in operating efficiency and the requalification of commercial strategies.

Particularly significant was the positive trend recorded by net interest income which returned to increase on an annual basis. The modest percentage rise (+0.5%) indicates an inversion in the trend, which is based on an increase in the volume of loans which offset the slight decrease in spreads.

The trend of commissions for services – that net reached 3,447 million euro, with a 3.6% growth rate - was also positive. Particularly noteworthy rises were recorded by distribution of insurance products (+65%) and dealing and placement of securities (+53%).

Also profits on financial transactions made an appreciable contribution to the operating margin, improving the result of the previous year by 2.8%, especially thanks to the positive trend recorded on activities on equities and interest rates.

Net interest and other banking income therefore recorded a 2.2% rise to 9,726 million euro, as a result of the sustained growth rate of revenues from retail activities (+7.2% for the entire Retail Division and subsidiary banks operating in Italy and in Central-Eastern Europe) and the decrease in revenues from corporate activities (–7.7%) attributable to the programmed reduction of Banca Intesa's exposure to large groups, especially international, with no relations with Italy.

The interventions with regard to resources, made possible by the activation of the "Fondo di accompagnamento all'esodo", the Solidarity Allowance, led to further savings on payroll (–4.6%); while other administrative expenses remained stable, as the combined result of considerable savings in current expenses, and strong growth in expenses for the purchase of IT services and for advertising, which are directly related to the new commercial initiatives and the promotion campaigns. Also as a result of the reduction in depreciation and amortisation, operating costs in the twelve months recorded a 258 million euro decrease, corresponding to a 4.2% drop.

Operating margin (3,896 million euro) therefore showed an improvement exceeding 13% with respect to the figure for 2003.

A considerable contribution to income from operating activities came – as forecasted – from adjustments, write-backs and provisions. The negative balance recorded an approximately 30% decrease, to little over 1,200 million euro.
Net adjustments and provisions to cover credit risk, which in previous years had heavily affected the Group's profitability, remained at more contained levels, with an approximately 25% drop with respect to 2003. Also provisions for risks and charges were more contained (approximately –16%) and adjustments to financial fixed assets were significantly lower than in the 2003 accounts.

Income from operating activities reached 2,693 million euro, with a 57% growth rate on the corresponding figure for 2003.

The 2003 financial statements had benefited from considerable net extraordinary income whereas in 2004 the result from extraordinary activities was negative and equalled 61 million euro. The most significant extraordinary charges referred to the agreement with the Commissioner of Parmalat for the bond underwritten in 2003 by Nextra (160 million euro), as well as provisions for personnel exits.

Therefore, net income totalled 1,884 million euro, with a growth rate exceeding 55% on the corresponding figure for 2003.

In 2004 the Group significantly improved value creation for shareholders. Earnings per share rose to 28 eurocents (from 19 eurocents in 2003 and 3 eurocents in 2002), within the target range of 27-31 eurocents indicated in the Business Plan for 2004. ROE (Return on Equity) increased to 13% (from 9% of 2003 and 2% of 2002). EVA* (Economic Value Added), which basically measures the value creation resulting from the difference between the return and the cost of capital employed, highlighted the Group's transformation from consumer of resources to producer of value in 2004 for an amount of approximately 310 million euro, with a 570 million euro rise with respect to 2003 and 1.5 billion euro rise with respect to 2002. The enhanced value creation for shareholders was reflected by stock price performance: in 2004 the Banca Intesa ordinary share recorded a 12.4% progress, with respect to the 9.7% rise recorded by the index of the Italian banking sector.

Balance sheet figures

As concerns balance sheet aggregates, loans to customers exceeded 157 billion euro, with a 2% growth rate with respect to the figure at the end of 2003, despite the continuing effects of the decision to reduce exposures to large corporates that partly absorbed the growth recorded by the retail segment. Loans to customers was also affected by the securitisation of leasing contracts, as illustrated in greater detail hereafter.
Direct customer deposits instead recorded an approximately 5% growth rate to 180 billion euro, especially as a result of the positive trend recorded by bond issues. Also indirect customer deposits registered an increase, with an approximately 2% growth rate to 293 billion euro, exclusively ascribable to the rise in assets under administration which entirely absorbed the decrease in managed funds. Overall, the Group's customer deposits under administration exceeded 473 billion euro, with a 3% improvement with respect to the end of the previous year.

Introduction of International Accounting Standards

The new International Accounting Standards (IAS) came into legal effects as of 1st January 2005 in all the Countries of the European Union. These refer to an extensive and complex set of regulations which substitutes the rules which have been used to date for the preparation of the annual and interim financial statements.
The Italian legislator ratified the new rules in the internal legislation and also adapted tax regulations to the new standards.
An update on the progress of the Project and on the effects of the new principles is provided in a specific chapter in the Report.

File No. 82-35020

Chairman
GIOVANNI BAZOLI

Chief Executive Officer
CORRADO PASSERA

Intesa Gestione Crediti


Corporate Division
Banca Caboto
Caboto U.S.A.
Zao Banca Intesa (Russia)
Société Européenne de Banque (Luxembourg)
Intesa Bank Ireland
Intesa Mediofactoring
E.Tr. (Tax Collection)
Esa.Tri.
S.Es.I.T.


Italian Subsidiary Banks Division
CR Parma
FriulAdria
Intesa Casse del Centro
Banca di Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Foligno
CR Rieti
CR Spoleto


International Subsidiary Banks Division
Central-European International Bank (Hungary)
Privredna Banka Zagreb (Croatia)
Vseobecna Uverova Banka (Slovakia)

Gruppo Intesa
Report on operations and consolidated financial statements

File No. 82-35020

Report on operations

File No. 82-35020

The macroeconomic scenario

WORLD ECONOMY

2004 was a brilliant year for world economy, characterised by strong growth and moderate inflation. As in 2003, America and Asia continued to play a leading role: economic growth exceeded 4% in the United States and 9% in China. The high growth rate however had a negative impact on raw material markets, where high demand caused strong price increases. In particular, oil prices reached all-time peaks in Autumn, determining in all Countries temporary negative effects on growth and inflation. Furthermore, the widening of United States' fiscal and trade deficit maintained a downward pressure on the dollar, which devalued in currency markets for the third consecutive year. Therefore, the areas characterised by flexible exchange rates experienced a new erosion in competitiveness to the advantage of the Countries with currencies with fixed exchange rates to the dollar.
Strong growth, weak dollar and rising inflation led the Federal Reserve to adopt a series of six consecutive increases, bringing the target interest rate on fed funds from 1% to 2.50% in February this year. Clear signs indicate that the upward process in interest rates will continue during the year.

Due to the turning point in American monetary policy, short-term interest rates on the dollar exceeded those on the euro at the end of the year. In fact, the European Central Bank restrained from tightening monetary conditions, despite rising concerns about a liquidity surplus in the Euro Area. Interest rates on main refinancing operations remained stable at 2% for the whole year. Weak demand and strong exchange rates justified a prudent approach, despite an inflation rate persistently over 2% and thus slightly negative real interest rates. Economic growth, which had exceeded 2% in the second quarter, was later affected by the acceleration in foreign imports and slowed down to 1.7%-1.8%.

In 2004, two of the three Central-European Countries where Gruppo Intesa is actively present, Hungary and Slovakia, entered the European Union. Both economies recorded accelerating growth rates during the year, supported by still favourable fiscal policies and by persisting flows of foreign capital. Crown and florin revalued by approximately 6%. However, Slovakia continued to attract investments, while in Hungary relatively high interest rates favoured inflows of financial capitals. In Croatia, which in 2005 will start negotiations to join the European Union, economic growth rate declined to under 4%, slightly below expectations; however good prospects exist for improvement in forthcoming years.

THE ITALIAN ECONOMY

The negative impact of the loss of competitiveness registered in the European Union was particularly severe in Italy, where economic growth recorded a modest 1.1% rise, in line with expectations. The effects were visible both on imports, which gained ground, and on exports. But if the latter resumed pace in the middle of the year, domestic demand showed a fluctuating trend. Industrial production declined and in the last months of the year it was far from recording any recovery and generated uncertainty for 2005. In particular, despite the overall growth registered in 2004, signs of instability reemerged in company propensity towards investments. The construction industry remained the most brilliant economic segment and its slowdown at the end of 2003 turned out to be only a temporary pause. The development of residential building activities had also beneficial effects on the sale of durable goods, which were the most lively component within household spending.

FINANCIAL MARKETS

The turning point in American monetary policy did not generate the usual negative effects on the fixed-income segment. Contrary to expectations, ten-year interest rates closed the year at levels 60 basis points lower than a year earlier, recording a phase of temporary growth only in the Spring. The market recorded a marked trend towards widening spreads between United States and Europe and shrinking spreads between long- and short-term interest rates. Within the Euro Area, the BTP-Bund spread absorbed without any problem the downgrading of Italy decided by one of the largest rating agencies.

The year was very positive also for sovereign debt of emerging Countries and for corporate bonds: both sectors recorded lower risk premiums, in a context of low volatility and investors' marked propensity towards risk in order to benefit from higher coupons. Notwithstanding the recovery in issuing activities, the pressure of demand and the stability of interest rates in reference markets led debt indices of emerging markets to register a high performance, exceeding 11% for JPM EMBI Global indices in dollar and euro.

World stock indices recorded average increases of 9.8%. The European DJ EuroStoxx index (+10.3%) was slightly above average. The Italian market was brilliant and closed again the year with two-digit rises (+18.1% on Mibtel). The turning point took place in September, when an upward trend started and continued virtually uninterrupted also at the beginning of 2005.

ITALIAN LENDING AND DEPOSIT COLLECTING ACTIVITIES

BANK INTEREST RATES AND INTEREST RATE SPREAD

The decline in bank interest rates, which had continued uninterruptedly since 2001, presumably reached its bottom in 2004. After the first nine months of the year when the interest rate trend was clearly downward, during the fourth quarter – despite some residual downward adjustments which led to new lows for certain contract types – the bank interest rate trend recorded a generally more stable profile, in line with the marginal fluctuations in money market yields. Contained fluctuations are still expected for a few months, in line with market expectations that no increases will be decided upon by the European Central Bank in the short-term.

In 2004 on average, estimated yields on loans to households and non-financial companies decreased by 33 basis points compared to 2003, from 5.38% to 5.05%, reaching 4.97% at the end of the year. The downward shift was recorded on all maturities of the yield curve: estimated interest rates on loans with maturity over one year declined from 4.88% at the end of 2003 to 4.78%, while interest rates on loans with maturity under one year decreased from 5.48% to 5.38% at the end of the year.

With regard to sector breakdown, average interest rates applied to household loans registered a higher drop compared to company loans, down to 5.56% at the end of the year from 5.90% twelve months earlier. In the same period, average interest rates applied to loans to non-financial companies dropped by 14 basis points to 4.31%. The bigger reduction in interest rates applied to household loans seems to incorporate rising competition in the offer to retail customers.

With respect to lending rates, funding rates remained more stable compared to the levels reached at the end of 2003. In Decem[illegible] the overall cost of household and non-financial company deposits stood at 1.73%, down by 4 basis points over the twelve months. In the same period, interest rates on short-term customer deposits were virtually unchanged: interest rates on deposits (including repurchase agreements) touched 0.89% (against 0.88% at the end of 2003), while interest rates on current accounts remained stable at 0.71%. On the contrary, interest rates on bonds, which are more sensitive to fluctuations in the market yield curve, dropped to 3.10% from 3.30% at the beginning of the year.

The development of lending and funding rates determined a slight reduction in overall banking spreads from 3.32% at the end of 2003 to a forecasted 3.24% last December. In the same period, spreads on short-term banking activities (interest rates on loans with maturity under one year – interest rates on current accounts) registered instead a 10 basis point contraction, to 4.67%. At those levels spreads reached all-time lows.

LOANS

In 2004 the Italian banking system's performing loans maintained a trend practically in line with the Euro Area, closing the year with a projected growth rate of 5.5%, with an average increase of 5.3% over the twelve months, over 1% lower than the corresponding figure in 2003.

Lending activities were characterised by the gradual expansion of medium- and long-term loans and by a contraction in short-term loans over the twelve months. Considering average volumes, the former registered a 13.2% growth rate (12.3% in 2003), arriving to represent 60% of total loans in December, while loans with original maturity under 18 months recorded a growth rate of –4.3% (+0.2% in 2003). The markedly negative

trend recorded by short-term activities was due not only to the poor phase in the economic cycle, which reduced the need of working capital for the production sector, but also to banks' prudent attitude in granting loans to companies, especially large companies. By contrast, the strong expansion of longer-term loans continued to benefit from low interest rates and, from a more structural standpoint, from the rising propensity of households towards borrowing and of enterprises towards prolonging the maturity of loans. These trends testify that Italy is gradually converging towards financial attitudes already consolidated in many other European Countries.

In the twelve months under examination, the gap increased between the intensity of household demand, continuously accelerating, and company demand, which only in the central months of the year maintained growth rates comparable to those recorded in 2003. More in detail, the overall growth rate of household loans (including firms run by individuals), which at the end of the year reached +13.4% over the twelve months, was sustained by the apparently ever increasing recourse to mortgages for the purchase of residential properties (+19.8% in December) and of durable goods (+15.5%). At the same time, the evolution of loans to non-financial companies, +4.7% in December, was affected for the whole of 2004 by the extremely weak demand from industrial companies (–0.3% in December), lower by 0.6% over the twelve months, compared to 2003. Against the stagnation in demand from the industrial sector, loans to customers maintained particularly sustained growth rates in the construction industry (+8% in December) and in non-commercial services (+10.8%).

The Italian banking system's doubtful loans recorded growth rates in 2004 higher than in 2003, with two-digit figures for most of the year. More precisely, after the first six months of constant acceleration, doubtful loans recorded growth rates slowly decreasing till November and then a sharp fall to 6.0% at the end of the year. The improvement in the second half essentially reflected the gradual return to more contained levels in doubtful loan growth rates, +6.1% in December, after having reached a peak of 14.9% in June. Despite the higher expansion of non-performing loans compared to 2003, in 2004 the overall quality of Italian banks' loan portfolios remained high, as confirmed by the ratio between gross doubtful loans and total loans to customers that fluctuated between 4.7% and 4.8% in the twelve months under examination.

DIRECT CUSTOMER DEPOSITS

In 2004, customer deposits (harmonised definition) [(*)] registered an average growth rate over the twelve months of 5.9%, against a corresponding rise of 5.3% over the whole of 2003. As for loans, in 2004 also direct customer deposits maintained a more constant growth trend, with increases ranging from 5% and 7%, closing the year with +6.9%.

The evolution of customer deposits reflected low interest rates and savers' persisting high risk aversion. These factors supported a still lively demand for current accounts, although gradually slowing down compared to 2003, and the placement of bonds: in December, the former rose by 5.9% over the twelve months, while the latter recorded an 11% increase. The positive trend of these important instruments, on which funding activities appear more and more focused (considered together they represent approximately 85% of total customer deposits), appears consistent with low household propensity towards stock market investments and with the rising appreciation of financial instruments capable of protecting invested capital, offering yields in line with inflation. However, the considerable development of issued bonds in 2004 can also be attributed to the favourable conditions for the issue of bank bonds, due to the gradual contraction in spreads on Government securities. With regard to the remaining funding instruments, during the year deposits reimbursable with notice period continued to grow at a rate of approximately 5% (+4.7% in December), whilst time deposits decreased (–6.4%) and repurchase agreements (+1.1%) were characterised by a very weak trend.

[(*)] Eurosystem's harmonised definition: deposits (current accounts, saving deposits, certificates of deposit) + repurchase agreements + bonds (including subordinated loans).

INDIRECT CUSTOMER DEPOSITS

The sustained expansion of direct customer deposits and the concurring poor phase for the mutual fund industry, prevented a satisfactory evolution of indirect customer deposits (net of bank bonds and certificates of deposit), which virtually remained at the levels reached at the end of the previous year (+0.3% in December). The analysis of securities under custody highlights, in particular, the acceleration during the year of volumes invested in BOT (short-term Government bonds) (+8.8% in December), despite the modest yields offered. On the contrary, other securities recorded in general a negative trend, with the partial exception of stocks, which registered moderately positive growth rates at the end of the year. The weak trend of the overall aggregate was mainly due to the devaluation of assets under management (individual portfolio management schemes and mutual funds), and led last December to a –10.8% result over the twelve months.

Operating results

RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME

General aspects

The still weak economic recovery of the European area and especially of Italy did not prevent Gruppo Intesa from achieving in 2004 positive results and a net income of 1,884 million euro, over 55% higher with respect to that recorded in 2003.
All the various income components contributed to this result – namely the rise in non-interest income and, to a lesser extent, the increase in net interest income – together with operating cost containment. Lastly, an attentive risk control led to lower requirements in terms of net adjustments and provisions.
All this led to achieve an operating margin of 3,896 million euro (+13.6%) and an income from operating activities of 2,693 million euro (+56.8%). The aforementioned net income reflects the result of extraordinary activities, the reversal of the reserve for general banking risks and the Allowance for risks and charges arising on consolidation, the tax burden and minority interests.

Quarterly development shows that in the fourth quarter the net interest and other banking income remained at the higher profitability levels which had already characterised the previous quarters of 2004, which were constantly higher than those of the previous year. The rise in operating costs which is absolutely physiological towards the end of the year, led to a moderate decrease in operating margin in the fourth quarter with respect to the previous result. However, as already mentioned, it was in any case higher than the operating margin recorded in the other quarters in two years.

The most significant elements which affected the 2004 statement of income are described in detail in the comments contained in this chapter of the Report on operations.

As regards the reclassification of statement of income figures in the table hereafter, we remind that it is exclusively aimed at representing consolidated results more exhaustively and permitting a better comparison with the reference periods and that it is carried out according to criteria widespread within the banking system. More specifically the following items were reclassified:

- negative differentials on hedge derivatives economically connected to trading positions on equities are accounted for in the same caption which shows relevant dividends;
- dividends collected from equities in structured portfolios – for which valuation effects are recorded in Profits (Losses) on financial transactions – have been recorded in that caption;
- certain amounts included in 2003 in Profits or losses on financial transactions for certain non-recurring operations on securities and foreign exchange related to the sales of equity investments are booked respectively in the caption Extraordinary income or charges;
- additional returns connected to securities from securitised portfolios, recorded among other operating income are registered in interest income;
- provisions to the internal supplementary pensions funds are directly deducted from the returns generated by the investments;
- amounts accounted for in 2003 relative to value adjustments on Peruvian securities deriving from securitisations, are accounted for in Extraordinary charges in relation to the fact that such securities are no longer marketable;
- the amortisation of goodwill arising on consolidation and on application of the equity method is shown in a caption of its own, instead of including it within operating costs;
- the reversal of provisions for risks and charges recorded in previous years in

relation to possible write-downs of loans granted to shareholders for future increases in capital granted to subsidiary companies booked in Extraordinary income, is directly deducted from the loan losses connected to the divestment of such loans;
- provisions to cover charges on subsidiaries under restructuring are registered in extraordinary charges;
- provisions relative to guarantees given in relation to disposal of equity investments, accounted for in adjustments to loans, are recorded as extraordinary charges.

Lastly, 2003 figures were restated on a consistent basis to consider the changes in the consolidation area following the exit of Intesa Bank Canada, Banco Sudameris Paraguay, Magazzini Generali Fiduciari Cariplo, Caridata and the inclusion of Banca Intesa Private Banking and IAF-Istituto Fiduciario.

GRUPPO INTESA

Reclassified consolidated statement of income

(in millions of euro)

Captions	2004	2003 pro forma [1]	Changes	
			amount	%
Net interest income	4,962	4,937	25	0.5
Dividends and other revenues	77	70	7	10.0
Income from investments carried at equity	143	96	47	49.0
Interest margin	5,182	5,103	79	1.5
Net commissions	3,447	3,326	121	3.6
Profits on financial transactions	737	717	20	2.8
Other operating income, net	360	373	(13)	(3.5)
Net interest and other banking income	9,726	9,519	207	2.2
Administrative costs	(5,247)	(5,398)	(151)	(2.8)
including Payroll	*(3,147)*	*(3,298)*	*(151)*	*(4.6)*
Other	*(2,100)*	*(2,100)*	–	
Adjustments to fixed assets and intangibles	(583)	(690)	(107)	(15.5)
Operating costs	(5,830)	(6,088)	(258)	(4.2)
Operating margin	3,896	3,431	465	13.6
Adjustments to goodwill arising on consolidation and on application of the equity method	(130)	(130)	-	
Provisions for risks and charges	(167)	(199)	(32)	(16.1)
Net adjustments to loans and provisions for possible loan losses	(887)	(1,180)	(293)	(24.8)
Net adjustments to financial fixed assets	(19)	(204)	(185)	(90.7)
Income from operating activities	2,693	1,718	975	56.8
Extraordinary income (loss)	(61)	131	(192)	
Income taxes for the period	(805)	(580)	225	38.8
Change in the reserve for general banking risks and other reserves	163	26	137	
Minority interests	(106)	(81)	25	30.9
Net income for the period	1,884	1,214	670	55.2

[1] Figures restated on a consistent basis.

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

Captions	2004 [1]				2003 [1]			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,252	1,260	1,204	1,246	1,211	1,235	1,225	1,266
Dividends and income from investments carried at equity	58	42	82	38	21	9	94	42
Interest margin	**1,310**	**1,302**	**1,286**	**1,284**	**1,232**	**1,244**	**1,319**	**1,308**
Net commissions	917	849	859	822	890	833	825	778
Profits on financial transactions	148	160	209	220	136	186	204	191
Other operating income, net	86	83	103	88	117	116	70	70
Net interest and other banking income	**2,461**	**2,394**	**2,457**	**2,414**	**2,375**	**2,379**	**2,418**	**2,347**
Administrative costs	(1,355)	(1,256)	(1,333)	(1,303)	(1,390)	(1,323)	(1,354)	(1,331)
including Payroll	*(778)*	*(772)*	*(793)*	*(804)*	*(822)*	*(814)*	*(822)*	*(840)*
Other	*(577)*	*(484)*	*(540)*	*(499)*	*(568)*	*(509)*	*(532)*	*(491)*
Adjustments to fixed assets and intangibles	(175)	(137)	(138)	(133)	(202)	(171)	(164)	(153)
Operating costs	(1,530)	(1,393)	(1,471)	(1,436)	(1,592)	(1,494)	(1,518)	(1,484)
Operating margin	**931**	**1,001**	**986**	**978**	**783**	**885**	**900**	**863**
Adjustments to goodwill arising on consolidation and on application of the equity method	(33)	(33)	(32)	(32)	(36)	(30)	(32)	(32)
Provisions for risks and charges	(60)	(11)	(57)	(39)	(43)	(21)	(102)	(33)
Net adjustments to loans and provisions for possible loan losses	(259)	(157)	(258)	(213)	(452)	(233)	(243)	(252)
Net adjustments to financial fixed assets	(18)	(6)	13	(8)	(177)	12	(7)	(32)
Income from operating activities	**561**	**794**	**652**	**686**	**75**	**613**	**516**	**514**
Extraordinary income (loss)	9	(61)	(13)	4	53	(19)	57	40
Income taxes for the period	(124)	(251)	(176)	(254)	46	(246)	(156)	(224)
Change in the reserve for general banking risks and other reserves	142	6	14	1	16	2	6	2
Minority interests	(45)	(23)	(19)	(19)	(14)	(22)	(26)	(19)
Net income for the period	**543**	**465**	**458**	**418**	**176**	**328**	**397**	**313**

[1] Figures for 2003 and for the first three quarters of 2004 have been restated on a consistent basis.

Interest margin

Interest margin reached 5,182 million euro and showed a positive growth rate (+1.5%), after various periods in which it had been characterised by signs of slowdown, partly attributable to exogenous factors related to the uncertain development of the European economy and partly to the Group's management decision aimed at downsizing exposure to large corporates and foreign borrowers. The positive trend referred to all the components of the margin under examination: net interest income in fact recorded a modest 0.5% growth rate which is however significant since it marks the inversion of a downward trend that, considering year-end figures, had lasted from the end of 2001; dividends and other revenues recorded a 10% growth rate and income from investments carried at equity posted an even higher rise (+49%).

Quarterly development shows that interest margin in the last two quarters of the year, which was at similar levels, confirmed the improvement of the aggregate and reached the highest levels of the last two years.

Consolidated interest margin was attributable for approximately 52% to the Parent Company, for over 36% to Italian subsidiaries while the rest was generated by foreign subsidiaries.

In particular, net interest income is the result of differentiated situations, on the basis of the specific territorial contexts of Group entities and the consequently different macroeconomic and market environments, which therefore also led to extremely different volume development opportunities and interest rate trends, as is illustrated hereafter in the comments on the operations development of the main subsidiaries.
The table below shows that the considerably higher contribution of interest income on securities 1,333 million euro (+8.3% with respect to December 2003) amply offset the decrease in net interest income with customers (3,706 million euro; -1%) and the higher negative contribution of net interest income on interbank activities, including connected hedge transactions, mostly referred to this type of operations.

(in millions of euro)

Captions	2004	2003 pro forma	Changes	
			amount	%
Net interest income with customers				
• interest income	7,224	7,685	(461)	(6.0)
• interest expense	(1,265)	(1,548)	(283)	(18.3)
• interest expense on securities issued	(1,801)	(1,883)	(82)	(4.4)
• interest expense on subordinated liabilities	(452)	(511)	(59)	(11.5)
	3,706	3,743	(37)	(1.0)
Interest income on securities	1,333	1,231	102	8.3
Net interest income with banks				
• interest income	899	1,126	(227)	(20.2)
• interest expense	(768)	(992)	(224)	(22.6)
	131	134	(3)	(2.2)
Differentials on hedge contracts	(247)	(200)	47	23.5
Other net interest income	39	29	10	34.5
Total net interest income	4,962	4,937	25	0.5
Dividends and other revenues	77	70	7	10.0
Income from investments carried at equity	143	96	47	49.0
Interest margin	**5,182**	5,103	79	1.5

The contribution of dividends to interest margin – among which those received from the Group's numerous minority equity investments which are of operating or strategic interest – showed an improvement (77 million euro; +10%) with respect to the contribution of the previous year.

Markedly positive (143 million euro; +49%) was also the contribution of income from investments carried at equity, half of which ascribable to the contribution to the consolidated financial statements deriving from Intesa Vita.

Net interest and other banking income

Net interest and other banking income reached 9,726 million euro, highlighting a 2.2% rise on the corresponding figure for 2003. As concerns non-interest income, the most positive result was achieved by commissions, which, net, registered a 3.6% increase. Profits on financial transactions was globally higher (+2.8% with respect to the previous year), even though with a slowdown in correspondence to the last two quarters of the year. A moderate reduction instead occurred in other net operating income (–3.5%).

Quarterly development in any case shows that net interest and other banking income, after a slight decrease in the third quarter of 2004, returned to the best levels of the last two years.

As concerns the formation of consolidated net interest and other banking income, 49% was originated by the Parent Company, approximately 41% by other Italian Group entities and the residual 10% by the international subsidiary bank network.

Net commissions

(in millions of euro)

Captions	2004	2003 pro forma	Changes	
			amount	%
Commercial banking activities				
• guarantees given	139	147	(8)	(5.4)
• collection and payment services	273	283	(10)	(3.5)
• current accounts	767	756	11	1.5
• fees on credit and debit cards	268	245	23	9.4
	1,447	1,431	16	1.1
Management, dealing and consultancy				
• dealing and placement of securities	235	154	81	52.6
• dealing in currencies	40	46	(6)	(13.0)
• portfolio management	804	835	(31)	(3.7)
• distribution of insurance products	221	134	87	64.9
• other	153	170	(17)	(10.0)
	1,453	1,339	114	8.5
Tax collection	278	291	(13)	(4.5)
Other net commissions	269	265	4	1.5
Total net commissions	3,447	3,326	121	3.6

Net commissions summed up to 3,447 million euro (+3.6% on the figure for 2003), as a result of higher commission income (+2.4%) and lower commission expense (–4.6%). Particularly significant was the performance in the fourth quarter of 2004, which reached the highest level of the last two years.
With reference to the various operating areas which generate commissions, a moderate growth rate was recorded by commissions on commercial banking activities (+1.1%) and a more evident rise was registered by commissions on management dealing and consultancy (+8.5%). Among the former, a particularly substantial rise came from fees on credit and debit cards (+9.4%). Among the second, particularly noteworthy was the growing contribution made by dealing and placement of securities, that recorded a 52.6% improvement on the corresponding figure for 2003 and, especially, by the important increase in commissions for the distribution of insurance products (+64.9%) following the development of this type of activity. Conversely, commissions on individual portfolio management schemes and tax collection recorded a slowdown. The latter decreased also as a result of the persisting uncertainty in the regulation of the sector.

The main contribution to consolidated net commissions came from the Parent Company and Italian subsidiaries (45% and 47% of the total respectively) while the foreign network contributed for the remaining 8%.

Profits on financial transactions

Profits on financial transactions totalled 737 million euro and thus made an appreciable contribution to net interest and other banking income, despite the decrease in profitability in the second part of the year. In fact profits on financial transactions recorded a 2.8% growth rate over the twelve months.

The table below details the result achieved by the single business areas, highlighting the improvement realised by activities on equities and interest rates and the decrease in foreign exchange activities and credit derivatives in the trading book.

(in millions of euro)

Captions	2004	2003 pro forma	Changes	
			amount	%
Interest rates	253	230	23	10.0
Equity	358	306	52	17.0
Foreign exchange	111	151	(40)	(26.5)
Credit derivatives (trading book)	15	30	(15)	(50.0)
Profits on financial transactions	**737**	**717**	**20**	**2.8**

The activities which have the highest weight are those on equities, on which profits totalled 358 million euro, with a 17% increase on the corresponding figure of 2003. The most significant contribution to profits in this area was made by the Parent Company, which represented approximately 70% of the total, while the remaining part was mostly attributable to Banca Caboto (27%) and to a lesser extent to other Group entities (3%). Activities in equity swaps and in structured portfolios considerably contributed to the profits of this area.
Also positive was the contribution of interest rate activities – which include transactions in the bond market, in interest rate derivatives and debt securities derivatives – with a profit of 253 million euro, with a 10% improvement on the figure for the previous year. 58% of the revenues in this area were originated by Banca Intesa and Banca Caboto while the remaining 42% was generated by the other subsidiaries. Among the latter, the most significant contribution came from Intesa Leasing, following the capital gain realised from the sale of *tranche* C of the securities issued in the securitisation, structured in the third quarter of 2003, on a portfolio of loans deriving from performing leasing contracts. The sale of the security, in addition to leading to record a certain amount instead of uncertain future revenues, also enabled to liberate capital for supervisory purposes at consolidated level. Especially with the sale of the security, Intesa Leasing eliminated all relations both in terms of risks and rewards with the securitised portfolio, and is thus absolutely compliant with the terms required by the new international accounting standards as concerns integral derecognition of securitised portfolios.

Conversely, profits on foreign exchange activities decreased (111 million euro; –26.5%) and were mainly generated by Group subsidiaries (approximately 70% of the total), with a considerable contribution from the foreign network, and to a lesser extent by Banca Intesa (30%).
Entirely ascribable to the Parent Company was instead the activity in credit derivatives in the trading book which recorded profits of 15 million euro, with a 50% reduction. The positive result posted in the year also reflected income generated in the first half connected to trading of the option component of structured bond issues.

Net interest and other banking income was also positively influenced by other net operating income of 360 million euro, with only a moderate reduction (–3.5%) with respect to the corresponding figure of December 2003. Other operating income (493 million euro; –16.2%) mostly recorded recoveries of expenses and taxes and to a lower extent rentals and revenues on securitisations, while other operating costs (133 million euro; –38.1%) was mainly made up of charges connected to leasing contracts.

Operating margin

Operating margin achieved by the Group in 2004 showed a 13.6% increase on the corresponding figure of the previous year and reached 3,896 million euro.
In addition to the rise of net interest and other banking income, operating margin also benefited from the considerable savings achieved in operating costs (–4.2%), which essentially referred to payroll (–4.6%) while other administrative costs were contained to the levels of the previous year.

Quarterly development shows that operating margin was characterised by constant growth in the first three quarters and by a decline in the last period attributable to the physiological rise of operating costs in the last part of the year. Notwithstanding this, operating margin in the fourth quarter of 2004 was in any case far higher than in all the quarters of 2003.

Consolidated operating margin was generated for approximately 45% by the Parent Company, while the contribution of the network of Italian subsidiaries exceeded 46% and foreign subsidiaries covered the remaining 9%.

Operating costs

As already mentioned, in 2004 the Group achieved further significant cost savings, operating costs decreased from 6,088 million euro of 2003 to 5,830 million euro, with a 4.2% decrease. The reduction was mostly attributable to payroll, while other administrative costs remained at the levels of

the previous year, since the higher charges related to the various initiatives to support the Group's growth, the development of products offered and their promotion, entirely absorbed the considerable decreases achieved in other types of expenses.

(in millions of euro)

Captions	2004	2003 pro forma	Changes	
			amount	%
Payroll	3,147	3,298	(151)	(4.6)
Administrative costs				
• general structure costs	545	553	(8)	(1.4)
• indirect taxes and duties	315	326	(11)	(3.4)
• legal and professional expenses	225	228	(3)	(1.3)
• IT expenses	414	383	31	8.1
• management of real estate assets	310	347	(37)	(10.7)
• advertising and promotional expenses	120	74	46	62.2
• indirect personnel costs	64	73	(9)	(12.3)
• other costs	107	116	(9)	(7.8)
	2,100	2,100	-	-
Adjustments to				
• intangibles	301	341	(40)	(11.7)
• fixed assets	282	349	(67)	(19.2)
Operating costs	**5,830**	**6,088**	**(258)**	**(4.2)**

The contraction in payroll was essentially connected to the reduction in Group staff which, compared to as at 31st December 2003, decreased on average by 3,424 units and in year-end figures by 2,505 units. This phenomenon is mostly attributable to the exit, over the twelve months, of over 2,400 resources as part of procedures provided for by Ministerial Decree 158 of 2000 as concerns the Solidarity Allowance and for the remaining part by normal personnel turnover.

As mentioned above, other administrative costs – despite the cost of the projects under way aimed at launching new and competitive products, as well as improving customer service – confirmed the levels of 2003, with a selective increase in expenses, especially those related to the advertising campaigns under way (+62.2%) and to IT services (+8.1%), while most other expense items remained stable or decreased.

The adjustments to intangibles and fixed assets decreased respectively by 11.7% and 19.2%, as a result of both the extinguishing of the normal amortisation process of certain deferred charges and of the lower adjustments related to the disposal of certain real estate assets.

Progress in revenues and the reduction in costs enabled, over the twelve months, to improve by over 4 percentage points the cost/income ratio which as at 31st December 2004 equalled 59.9%.

Income from operating activities

Income from operating activities totalled 2,693 million euro, with a 56.8% growth rate on the corresponding figure of the previous year.
The Group achieved this result after recording net adjustments to loans and provisions for possible loans losses and for risks and charges amounting to 1,054 million euro, approximately 24% down on the analogous figure of 2003, and after registering amortisation of goodwill for an identical amount as in the previous year.
Net adjustments to financial fixed assets (19 million euro) recorded a substantial decrease compared to 204 million euro of 2003.

Adjustments, write-backs and provisions

(in millions of euro)

Captions	2004	2003 pro forma	Changes amount	Changes %
Net adjustments to/write-backs of loans				
• doubtful loans	(489)	(614)	(125)	(20.4)
• substandard loans	(314)	(447)	(133)	(29.8)
• restructured loans and loans under restructuring	47	(15)	62	
• loans subject to Country risk	42	51	(9)	(17.6)
• other	(159)	(113)	46	40.7
Net provisions for guarantees and commitments	(13)	(41)	(28)	(68.3)
	(886)	(1,179)	(293)	(24.9)
Provisions for possible loan losses	(1)	(1)	-	-
	(887)	(1,180)	(293)	(24.8)
Provisions for risks and charges	(167)	(199)	(32)	(16.1)
Adjustments to goodwill arising on consolidation and on application of the equity method	(130)	(130)	-	-
Adjustments to financial fixed assets	(43)	(214)	(171)	(79.9)
Write-back of financial fixed assets	24	10	14	
	(19)	(204)	(185)	(90.7)
Total, net	**(1,203)**	**(1,713)**	**(510)**	**(29.8)**

Net adjustments to loans, on aggregate 293 million euro lower with respect to 2003, recorded the combined effect of lower adjustments of 426 million euro and lower write-backs of 133 million euro.

The improvement occurred to almost the same extent as concerns both doubtful loans and substandard loans. As concerns the former net adjustments totalled 489 million euro. While on substandard loans the improvement led to a 133 million euro decrease in net adjustments, down to 314 million euro. Restructured loans and loans subject to Country risk recorded instead net write-backs of 89 million euro, mostly attributable to the Parent Company.
It must be noted that the Enron position was definitively closed in 2004 with the registration of further write-backs of 49 million euro. It must also be noted that the attentive management of the relation enabled to recover a considerable part of the exposure, which in 2001 had been written down for 280 million euro.

Lastly, net adjustments to cover the intrinsic risk of performing loans were further strengthened with provisions of 159 million euro. The generic allowance reached 1,087 million euro and covers the intrinsic risk of the portfolio which does not show any signs of degradation, with particular reference to the industrial sectors that were more heavily affected by the economic downturn. In particular, the generic allowance also covers the Fiat *convertendo*.

The need for provisions for risks and charges was calculated as 167 million euro (32 million euro lower than in the previous year) and mainly referred to legal disputes and amounts reclaimed.
As concerns the Allowances for risks and charges and their volumes, it must be noted that these are meant to cover specific risk categories. In particular, the risk of revocatory actions is covered by cumulated provisions amounting to 320 million euro, the risk of legal disputes by an allowance of 365 million euro, the risk for guarantees given and commitments by an allowance of 300 million euro. A further approximately 200 million euro covers charges which may derive from the equity investment portfolio. These allowances – quantified on the basis of needs which may emerge over a number of years – are adapted each year based on new assessments.

- Adjustments to goodwill arising on consolidation and on application of the equity method was unchanged with respect to 2003 due to the continuation of the normal amortisation process applied to goodwill recorded on equity investments that are fully consolidated or carried at equity.

Net adjustments to financial fixed assets amounted to 19 million euro, which is the balance between adjustments of 43 million euro and write-backs of 24 million euro. In 2003, the caption had been negatively influenced by considerable adjustments which had mostly referred to the equity investments in Banco Comercial Portugues and Bayerische Hypo-und Vereinsbank.

Result from extraordinary activities and net income

Extraordinary activities registered a negative net result of 61 million euro, which stemmed from extraordinary income of 707 million euro and extraordinary charges of 768 million euro. The most significant income item referred to capital gains on the disposal of real estate assets, sold as part of the process aimed at rationalising the Group's real estate assets (approximately 260 million euro); other significant items (306 million euro) were out-of-period income and amounts not payable (deferred tax assets generated in previous periods, expired debts, accounting adjustments) as well as the reversal to the statement of income of excess allowances (92 million euro). The most significant extraordinary charges referred to the settlement, which was described in great detail to the market, between the subsidiary Nextra and the Commissioner of the Parmalat group (160 million euro) referred to the purchase and subsequent sale by Nextra of the bonds issued by Parmalat BV for a principal amount of 300 million euro. Other considerable charges referred to the sale of equity investments (152 million euro), integration and reorganisation costs (89 million euro), as well as provisions for personnel exits as provided for by Ministerial Decree 158 of 2000 (72 million euro).

(in millions of euro)

Captions	2004	2003 pro forma	Changes	
			amount	%
Income from operating activities	**2,693**	1,718	975	56.8
Extraordinary income	**707**	1,329	(622)	(46.8)
Extraordinary charges	**(768)**	(1,198)	(430)	(35.9)
Extraordinary income (loss), net	**(61)**	131	(192)	
Income taxes for the period	**(805)**	(580)	225	38.8
Use of allowance for risks and charges arising on consolidation	**68**	7	61	
Change in the reserve for general banking risks	**95**	19	76	
Minority interests	**(106)**	(81)	25	30.9
Net income for the period	**1,884**	1,214	670	55.2

The previous year had instead closed with a net extraordinary income of 131 million euro that resulted from the following most important captions: write-backs on treasury shares (361 million euro), capital gains on disposal of equity investments, spin-offs and sale of real estate assets (381 million euro), charges related to the disposal of equity investments (326 million euro), charges related to staff reductions as provided for by Ministerial Decree 158/2000 (287 million euro) and reorganisation costs (154 million euro).

Net income totalled 1,884 million euro, after the deduction of taxes of 805 million euro, minority interests (106 million euro) and after the reversal of the Allowance for risks and charges arising on consolidation (68 million euro) and the Reserve for general banking risks (95 million euro).

As concerns the *Allowance for risks and charges arising on consolidation*, it was deemed that the reasons which had led to its formation no longer exist. It must be noted that the allowance was set up in the consolidated financial statements at the time of the acquisition of Banca CIS, via the attribution of a part of the difference between the *pro quota* book value of the latter and the lower cost sustained for the acquisition. This allowance, estimated on the basis of the presumed lower profitability of the company with respect to market benchmarks, which the investment would have required before the complete integration of the company in the Group, appears – considering the profitability of the subsidiary – no longer necessary and it was therefore decided to reverse it to the statement of income.

Instead, the *Reserve for general banking risks* was provided for by Legislative Decree 87/92 as a means to stabilise annual results, to mitigate the effects that an excessive variability over time of results could have over investors and the market. The function of such Reserve, which was set up with provisions from the statement of income of certain Group companies, may no longer be performed in the future since the international accounting principles, in force as of 1st January 2005, will not permit this type of provisions. Therefore, since the motivations for its formation no longer apply the reserve has been reversed to the statement of income.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euro)

Assets	31/12/2004	31/12/2003 pro forma [*]	Changes	
			amount	%
1. Cash and deposits with central banks and post offices	1,488	1,576	(88)	(5.6)
2. Loans				
– loans to customers	157,698	154,614	3,084	2.0
– due from banks	28,730	28,521	209	0.7
3. Trading portfolio	33,576	24,117	9,459	39.2
including Own shares	*10*	*1,017*	*(1,007)*	*(99.0)*
4. Fixed assets				
a) investment portfolio	5,158	5,318	(160)	(3.0)
b) equity investments	4,834	4,908	(74)	(1.5)
c) tangible and intangible	4,075	4,274	(199)	(4.7)
5. Goodwill arising on consolidation	484	546	(62)	(11.4)
6. Goodwill arising on application of the equity method	253	286	(33)	(11.5)
7. Other assets	38,302	35,518	2,784	7.8
Total Assets	**274,598**	**259,678**	**14,920**	**5.7**

(in millions of euro)

Liabilities and Shareholders' Equity	31/12/2004	31/12/2003 pro forma [*]	Changes	
			amount	%
1. Debts				
– due to customers	109,542	104,676	4,866	4.6
– securities issued	61,417	56,591	4,826	8.5
– due to banks	34,214	31,668	2,546	8.0
2. Allowances with specific purpose	4,715	5,047	(332)	(6.6)
3. Other liabilities	39,121	35,240	3,881	11.0
4. Allowances for possible loan losses	4	25	(21)	(84.0)
5. Subordinated and perpetual liabilities	9,278	10,603	(1,325)	(12.5)
6. Minority interests	743	735	8	1.1
7. Shareholders' equity				
– share capital, reserves and reserve for general banking risks	13,649	13,849	(200)	(1.4)
– negative goodwill arising on consolidation	29	29	–	–
– negative goodwill arising on application of the equity method	2	1	1	
– net income for the period	1,884	1,214	670	55.2
Total Liabilities and Shareholders' Equity	**274,598**	**259,678**	**14,920**	**5.7**

Guarantees, commitments and credit derivatives	107,549	105,287	2,262	2.1
Indirect customer deposits	293,001	287,523	5,478	1.9

[*] Figures restated on a consistent basis.

Quarterly development of the reclassified consolidated balance sheet

(in millions of euro)

Assets	2004 [*]				2003 [*]			
	31/12	30/09	30/06	31/03	31/12	30/09	30/06	31/03
1. Cash and deposits with central banks and post offices	**1,488**	1,317	1,229	1,294	1,576	1,357	1,336	1,329
2. Loans								
– loans to customers	**157,698**	154,363	154,195	153,245	154,614	155,570	160,534	160,675
– due from banks	**28,730**	27,499	29,800	31,011	28,521	36,082	33,648	33,039
3. Trading portfolio	**33,576**	34,667	35,943	39,147	24,117	26,324	31,868	28,192
including Own shares	***10***	*4*	*11*	*9*	*1,017*	*894*	*891*	*664*
4. Fixed assets								
a) investment portfolio	**5,158**	5,303	5,237	5,166	5,316	5,644	5,967	6,038
b) equity investments	**4,834**	4,857	4,816	4,846	4,908	5,137	5,167	4,971
c) tangible and intangible	**4,075**	4,073	4,061	4,105	4,274	4,427	4,494	4,544
5. Goodwill arising on consolidation	**484**	476	500	522	546	570	594	590
6. Goodwill arising on application of the equity method	**253**	294	270	278	286	285	293	250
7. Other assets	**38,302**	31,785	31,201	34,293	35,518	41,214	35,315	34,924
Total Assets	**274,598**	**264,634**	**267,252**	**273,907**	**259,678**	**276,605**	**279,216**	**274,702**

(in millions of euro)

Liabilities and Shareholders' Equity	2004 [*]				2003 [*]			
	31/12	30/09	30/06	31/03	31/12	30/09	30/06	31/03
1. Debts								
– due to customers	**109,542**	106,505	108,871	104,266	104,676	108,356	110,302	110,913
– securities issued	**61,417**	61,581	59,574	57,931	56,591	55,782	57,489	53,965
– due to banks	**34,214**	37,008	34,443	44,679	31,668	37,040	41,547	42,778
2. Allowances with specific purpose	**4,715**	4,661	4,447	5,301	5,047	5,374	5,236	5,379
3. Other liabilities	**39,121**	34,072	34,358	36,459	35,240	43,469	38,466	35,656
4. Allowances for possible loan losses	**4**	12	11	24	25	45	44	44
5. Subordinated and perpetual liabilities	**9,278**	9,960	10,182	10,288	10,603	11,241	11,248	11,456
6. Minority interests	**743**	726	708	751	735	722	668	712
7. Shareholders' equity								
– share capital, reserves and reserve for general banking risks	**13,649**	13,737	13,751	13,759	13,849	13,508	13,476	13,456
– negative goodwill arising on consolidation	**29**	29	29	29	29	29	29	18
– negative goodwill arising on application of the equity method	**2**	2	2	2	1	1	1	12
– net income for the period	**1,884**	1,341	876	418	1,214	1,038	710	313
Total Liabilities and Shareholders' Equity	**274,598**	**264,634**	**267,252**	**273,907**	**259,678**	**276,605**	**279,216**	**274,702**

Indirect customer deposits	**293,001**	287,991	289,342	290,595	287,523	292,312	288,741	282,410

[*] Figures for 2003 and for the first three quarters of 2004 have been restated on a consistent basis.

LENDING AND DEPOSIT COLLECTING ACTIVITIES

Loans to customers

Loans to customers as at 31st December 2004 reached 157,698 million euro and recorded a 2% increase compared to the same figure of December 2003. This result is even more positive considering that the figure at the end of 2004 was affected by two phenomena, as already illustrated in the interim reports: i) the programmed reduction in exposure to large corporates (approximately –5 billion euro, with respect to December 2003, in terms of risk-weighted assets), as well as ii) the extinguishment of the loan granted by Intesa Leasing to the vehicle company Intesa Lease Sec., for the sale – at the end of 2003 – of approximately 1,500 million euro of performing loans originated from leasing contracts. These were securitised in the first quarter of 2004 with the issue of securities and the corresponding extinguishment of the aforementioned loan. If the comparison in the two year-end figures occurred on a consistent basis, the growth rate would be far higher than that which emerges from accounting figures.

The increase in the medium/long term component represented by mortgages continued vigorously (+13.3%), and led mortgages to reach a 44% portion of total loans to customers. Decreases were instead recorded by advances and other loans and current accounts which, overall, were down by approximately 8% also due to the aforementioned two phenomena. Repurchase agreements posted considerable growth and still represented only 3.5% of total loans to customers.

In terms of contribution to the consolidated figure, the Parent Company was responsible for 58% of loans to customers while the Group's Italian subsidiaries represented 34% and foreign subsidiaries 8%.

(in millions of euro)

Subcaptions	31/12/2004	31/12/2003 pro forma	Changes	
			amount	%
Current accounts	19,910	21,580	(1,670)	(7.7)
Mortgages	69,514	61,378	8,136	13.3
Advances and other loans	58,467	63,758	(5,291)	(8.3)
Repurchase agreements	5,591	3,325	2,266	68.2
Doubtful loans	4,216	4,573	(357)	(7.8)
Total loans	**157,698**	**154,614**	**3,084**	**2.0**
including with residents in Italy	*135,745*	*133,528*	*2,217*	*1.7*
with residents in other EU Countries	*13,467*	*11,397*	*2,070*	*18.2*
with residents in non-EU Countries	*8,486*	*9,689*	*(1,203)*	*(12.4)*

The table below details geographic breakdown of loans to customers and highlights that domestic loans represented 86% of the total and were mostly granted to residents in North-West Italy (43%). As concerns foreign counterparties, loans to customers not resident in Italy were granted for over 60% to EU residents, while the rest referred to non-EU borrowers.

Geographic areas	31/12/2004	31/12/2003 pro forma
North West	43.2%	44.9%
North East	17.4%	16.8%
Centre	14.3%	14.2%
South and Isles	11.1%	10.4%
Total Italy	**86.0%**	**86.3%**
France	0.7%	0.8%
Portugal	0.4%	0.8%
Germany	0.3%	0.3%
Spain	0.2%	0.3%
Holland	1.0%	0.4%
Belgium	0.1%	0.1%
Ireland	0.2%	0.2%
Luxembourg	0.3%	0.6%
United Kingdom	1.6%	1.0%
Slovakia	1.1%	0.7%
Hungary	2.5%	1.9%
Other new EU Countries	0.1%	0.1%
Other EU Countries	0.1%	0.2%
Total EU Countries	**8.6%**	**7.4%**
United States of America	1.5%	1.8%
Croatia	2.0%	2.0%
Japan	0.2%	0.3%
Brazil	0.0%	0.1%
Peru	0.7%	0.8%
Other non-EU Countries	1.0%	1.3%
Total other non-EU Countries	**5.4%**	**6.3%**
Total loans to customers	**100.0%**	**100.0%**

As concerns breakdown of loans by borrowing counterparty, the table below confirms the net prevalence of loans granted to non-financial companies and family-run businesses which represented 63% of the total, and within these the most significant sectors were wholesale and retail trade and businesses offering other services for sale. The Group also pays great attention to consumer families and other categories which, together, absorbed approximately 23% of loans disbursed.

(in millions of euro)

Counterparties	31/12/2004	31/12/2003 pro forma
Governments	2,605	2,279
Other public entities	3,598	3,684
Financial institutions	15,367	16,908
Non-financial companies and family-run businesses	99,725	97,956
• *wholesale and retail trade, recovery and repairs*	*16,237*	*16,712*
• *construction and public works*	*9,770*	*9,568*
• *food products, beverages and tobacco-based products*	*4,093*	*4,033*
• *textiles, leather and footwear, clothing*	*3,895*	*4,027*
• *agricultural and industrial machinery*	*3,702*	*4,032*
• *metal products, excluding cars and means of transport*	*3,889*	*3,988*
• *energy products*	*3,000*	*3,189*
• *chemical products*	*2,297*	*2,718*
• *electric materials and supplies*	*2,045*	*2,275*
• *other industrial products*	*3,154*	*3,369*
• *agricultural and forestry products and fishing*	*3,443*	*3,161*
• *transport*	*2,049*	*2,272*
• *paper, paper products, printed products and publishing*	*1,779*	*1,920*
• *minerals and non-metal mineral based products*	*2,056*	*1,917*
• *rubber and plastic products*	*1,839*	*1,928*
• *other services for sale*	*26,232*	*22,116*
• *other non-financial companies*	*10,245*	*10,731*
Consumer families and other	36,403	33,787
Total	**157,698**	**154,614**

File No. 82-35020

Non-performing loans and Country risk

The various categories of total non-performing loans showed a decrease which in addition to the increase in loans to customers, led non-performing loans to represent little more than 5% of the loan portfolio, compared to 5.5% of the end of 2003.
Non-performing loans, recorded differentiated trends: doubtful loans, restructured loans and loans under restructuring and loans subject to Country risk decreased, while substandard loans rose.

In detail, *doubtful loans registered*, in net terms, a 7.8% contraction to 4,216 million euro, and represented 2.7% of total loans compared to 3% at the end of 2003. The reduction is mainly attributable to lower net doubtful loans registered by Intesa Gestione Crediti, while amounts related to other subsidiaries – though with variegated trends – contributed to the positive variation to a far lower extent. Cumulated adjustments to cover doubtful loans led to a 66.8% coverage compared to the 65.2% of the end of previous year.

A different trend was instead recorded by *substandard loans* which, year on year, recorded a 3.3% rise to 3,649 million euro though, in percentage terms compared to total loans to customers, still continued to represent 2.3%. The year-end rise is attributable for approximately half to the Parent Company, following the classification in substandard loans of certain substantial positions for which the conditions have already been created for the possible return, in reasonable time frames, to regular conditions.
Gross substandard loans had a degree of coverage exceeding 23% which, though slightly lower than the figure of the end of 2003, is deemed to be sufficient to cover the related risks.

(in millions of euro)

	31/12/2004			31/12/2003 pro forma		
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure
Non-performing loans	17,750	(9,644)	8,106	18,399	(9,876)	8,523
• *Doubtful loans*	*12,710*	*(8,494)*	*4,216*	*13,131*	*(8,558)*	*4,573*
• *Substandard loans*	*4,767*	*(1,118)*	*3,649*	*4,700*	*(1,167)*	*3,533*
• *Restructured loans and loans under restructuring*	*239*	*(26)*	*213*	*465*	*(129)*	*336*
• *Loans subject to Country risk*	*34*	*(6)*	*28*	*103*	*(22)*	*81*
Performing loans	150,679	(1,087)	149,592	147,130	(1,039)	146,091
Total	**168,429**	**(10,731)**	**157,698**	**165,529**	**(10,915)**	**154,614**

The table below shows breakdown of doubtful and substandard loans by borrowing counterparty. As in the case of loans to customers, non-financial companies and family-run businesses are the sectors with the highest net incidence (in terms of book value of net doubtful and substandard loans).

(in millions of euro)

Counterparties	31/12/2004	31/12/2003 pro forma
Financial institutions	164	194
Non-financial companies and family-run businesses	6,301	6,339
• *construction and public works*	*1,196*	*1,232*
• *wholesale and retail trade, recovery and repairs*	*1,111*	*1,127*
• *textiles, leather and footwear, clothing*	*309*	*302*
• *food products, beverages and tobacco-based products*	*337*	*409*
• *agricultural and forestry products and fishing*	*258*	*307*
• *hotels and catering*	*256*	*219*
• *metal products, excluding cars and means of transport*	*198*	*218*
• *other industrial products*	*158*	*143*
• *agricultural and industrial machinery*	*147*	*176*
• *electric materials and supplies*	*140*	*126*
• *transport*	*101*	*200*
• *communication services*	*8*	*9*
• *sea and air carriers*	*68*	*149*
• *energy products*	*43*	*45*
• *minerals and non-metal mineral based products*	*94*	*108*
• *other services for sale*	*1,388*	*1,080*
• *other non-financial companies*	*489*	*489*
Other	1,400	1,573
Total	**7,865**	**8,106**

- *Restructured loans and loans under restructuring*, which still represent a marginal percentage of total loans, recorded a decrease of over one third, to 213 million euro.

Even more contained in absolute terms, *loans to customers subject to Country risk* (28 million euro, net) showed a contraction exceeding 60%.

Extending the analysis to cover the entire exposure to Countries at risk, including all on- and off-balance sheet positions, a further reduction in total loans emerges, thus confirming the trend already recorded at the end of the first half. Considering both on- and off-balance sheet exposures with customers and banks such loans booked a considerable net reduction from the 480 million euro of the end of 2003 to the 286 million euro, both connected to the disengagement from South America and to a generalised decrease in exposures.

Sharp drops were also recorded by net non-guaranteed exposures, that decreased from 635 million euro of the end of 2003 to 362 million euro of 2004 (–43%), and value at risk, down from 537 million euro to 300 million euro (–44%). Cumulated adjustments amounted to 76 million euro and guaranteed an approximately 21% coverage, lower compared to 24% as at December 2003 due to lower exposure to riskier Countries.

(in millions of euro)

Countries	31/12/2004				31/12/2003 pro forma			
	Non-guaranteed exposure	Value at risk	Adjust-ments	Net amount	Non-guaranteed exposure	Value at risk	Adjust-ments	Net amount
Brazil	132	127	25	107	219	204	40	179
Peru	40	37	6	34	57	55	11	46
Lebanon	29	5	1	28	34	6	1	33
Argentina	49	49	29	20	124	124	74	50
Cayman Islands	22	22	4	18	53	51	8	45
Jordan	17	12	2	15	15	6	1	14
Venezuela	18	18	3	15	2	2	-	2
Uruguay	9	8	3	6	3	[illegible]	[illegible]	3
Indonesia	4	1	-	4	2	2	-	2
Colombia	2	2	-	2	22	22	5	17
Dutch Antilles	-	-	-	-	33	13	4	29
Russia (*)	-	-	-	-	23	17	3	20
Panama (*)	-	-	-	-	19	13	2	17
Other Countries	40	19	3	37	29	22	6	23
Total	**362**	**300**	**76**	**286**	**635**	**537**	**155**	**480**
including								
On-balance sheet loans								
– customers	*34*	*33*	*6*	*28*	*103*	*85*	*22*	*81*
– banks	*153*	*152*	*28*	*125*	*259*	*258*	*52*	*207*
– securities portfolio	*47*	*47*	*21*	*26*	*64*	*64*	*32*	*32*
Off-balance sheet loans								
– customers	*50*	*44*	*13*	*37*	*82*	*62*	*15*	*67*
– banks	*78*	*24*	*8*	*70*	*127*	*68*	*34*	*93*

(*) As of December 2004 no longer included among Countries at risk, as defined by the Banking profession.

File No. 82-35020

As usual, value at risk reflects the exclusion of loans to Bermuda for which the judgement of creditworthiness is confirmed by its positive market quotations, based on expectations of full debt repayment. Likewise, securities held in the trading portfolio were excluded from the risk calculation as they had already been marked to market. For supervisory purposes, all these loans at risk, which totalled 491 million euro, were considered under the direct coverage of shareholders' equity, with an overall capital absorption of 65 million euro, determined, for securities held in the trading portfolio, considering the write-downs already accounted for in the financial statements. The absorption of a further 54 million euro referred to the domestic component of loans granted by Banco Wiese Sudameris – Peru (361 million euro) to Central Government and public sector entities, denominated in or indexed to foreign currencies.

Performing loans

To cover performing loans there is a generic allowance of 1,087 million euro which ensures a coverage – net of repurchase agreements – of 0.7% related to the intrinsic risk of performing positions, also including those granted to the industrial sectors, such as automotive production, in which physiological risks are concentrated connected to market and economic factors. In particular, this allowance also covers the Fiat *convertendo*.

Customer funds

Direct customer deposits recorded an almost 5% increase compared to as at 31st December 2003, and reached 180,237 million euro, mostly ascribable to the positive trend of bond issues.

(in millions of euro)

Subcaptions	31/12/2004	31/12/2003 pro forma	Changes	
			amount	%
Deposits	11,147	10,521	626	6.0
Current accounts and other	85,875	83,430	2,445	2.9
Bonds	53,003	47,908	5,095	10.6
Certificates of deposit	6,326	7,512	(1,186)	(15.8)
Other	5,092	4,339	753	17.4
Repurchase agreements	9,516	7,557	1,959	25.9
Subordinated and perpetual liabilities	9,278	10,603	(1,325)	(12.5)
Total direct deposits (*)	180,237	171,870	8,367	4.9
Indirect customer deposits	293,001	287,523	5,478	1.9
Customer deposits under administration	**473,238**	**459,393**	**13,845**	**3.0**
(*) *including with residents in Italy*	*150,374*	*145,458*	*4,916*	*3.4*
with residents in EU Countries	*15,800*	*13,692*	*2,108*	*15.4*
with residents in non-EU Countries	*14,063*	*12,720*	*1,343*	*10.6*

As illustrated in the table above, breakdown of single components shows the key contribution of bonds, which recorded an over 10% rise with respect to the figure at the end of 2003 and completely absorbed the contraction in subordinated and perpetual liabilities (–12.5%, also related to the expiry of Tier 3 subordinated loans) and the physiological decline of certificates of deposit (approximately –16%). Conversely, increases were recorded by current accounts (approximately +3%) and deposits (+6%), as well as the more typical pure financing source of repurchase agreements (approximately +26%).

In terms of contribution to the consolidated figure, the Parent Company represented 71% of direct customer deposits, the Group's Italian subsidiaries 17% and foreign subsidiaries 12%.

Indirect customer deposits

Indirect customer deposits equalled 293,001 million euro, with a growth rate slightly under 2% with respect to the 2003 figure. Also at year-end, in line with the trend shown during the year, the rise of assets under administration and in custody (+5.7%) entirely absorbed the reduction in managed funds (–3.3%). Within managed funds noteworthy was however the positive performance of insurance products, which recorded a 24% growth rate in terms of volumes compared to the end of 2003.

(in millions of euro)

Subcaptions	31/12/2004	31/12/2003 pro forma	Changes	
			amount	%
Individual portfolio management schemes	49,762	49,350	412	0.8
Assets managed by mutual funds	75,793	87,347	(11,554)	(13.2)
Insurance products	23,000	18,528	4,472	24.1
minus Funds from individual portfolios placed in mutual funds	(30,649)	(33,356)	(2,707)	(8.1)
Total managed funds	117,906	121,869	(3,963)	(3.3)
Assets under administration and in custody	175,095	165,654	9,441	5.7
Indirect customer deposits	**293,001**	**287,523**	**5,478**	**1.9**

File No. 82-35020

FINANCIAL ACTIVITIES

Securities portfolio

Securities portfolio at the end of 2004 showed a significant increase, which – net of treasury shares – recorded an approximately 36% growth rate compared to the previous period.

As set out in the table below, the increase is entirely ascribable to the trading portfolio up by over 45% to 33,566 million euro. The investment portfolio, instead, registered a 3% drop.

Implicit capital gains in the investment portfolio were offset by practically equal to implicit capital losses on hedge derivatives.

(in millions of euro)

Subcaptions	31/12/2004		Implicit gains/ losses	31/12/2003 pro forma		Implicit gains/ losses
	Book value	Market value		Book value	Market value	
Investment portfolio	5,158	5,634	476	5,318	5,595	277
Trading portfolio						
– Government securities	3,182	3,182	-	3,934	3,934	-
– Bonds and other debt securities	27,801	27,819	18	17,162	17,197	35
• *listed*	*14,189*	*14,189*	–	*6,051*	*6,051*	–
• *unlisted*	*13,612*	*13,630*	*18*	*11,111*	*11,146*	*35*
– Shares, quotas and other forms of capital	2,583	2,589	6	2,004	2,059	55
• *listed*	*2,165*	*2,165*	–	*1,395*	*1,395*	–
• *unlisted*	*418*	*424*	*6*	*609*	*664*	*55*
Total trading portfolio	33,566	33,590	24	23,100	23,190	90
Own shares	10	10	–	1,017	1,017	–
Total	38,734	39,234	500	29,435	29,802	367

Net interbank position

After the significant decrease enacted in 2003, the net interbank position highlighted an increase in the net debt position. The higher overall net debt position is ascribable to a greater use of funding with notice period, which was only partly offset by a decrease in the debt position repayable on demand.

(in millions of euro)

Subcaptions	31/12/2004	31/12/2003 pro forma	Changes	
			amount	%
Net interbank position repayable on demand				
• current accounts	(513)	(930)	(417)	(44.8)
• deposits	(3,216)	(3,732)	(516)	(13.8)
• other	315	23	292	-
	(3,414)	(4,639)	(1,225)	(26.4)
Net interbank position with notice period				
• compulsory reserve requirement	1,511	1,091	420	38.5
• time deposits	(6,556)	(7,567)	(1,011)	(13.4)
• repurchase agreements	2,194	6,577	(4,383)	(66.6)
• other	781	1,391	(610)	(43.9)
	(2,070)	1,492	(3,562)	
Net interbank position	**(5,484)**	**(3,147)**	**2,337**	**74.3**

Equity investments

Equity investments amounted to 4,834 million euro, with a 74 million euro reduction compared to the end of the previous year, equal to 1.5%. Such decrease is the net result of opposite trends which are illustrated in detail in the Notes to the consolidated financial statements.

Among the reductions, noteworthy are the sales of the equity investments in Carinord 2 and Hypo Real Estate Holding and the sale of the stake in Compagnie Monégasque de Banque. Among the increases, the establishment – as part of the initiatives with the Generali group – of VUB Generali, a company operating in the pension funds sector in Slovakia.

Statement of cash flows

The statement of cash flows highlights how the Group's net cash position was formed by cash generated by operations and cash generated or utilised by investing and funding activities.

In particular in 2004, accounts show that – in presence of an appreciable improvement in cash from operations – the rise in cash generated by funding activities, due to the effect of the increase in funding in the various contract types, was more than offset by higher cash utilised by investing activities, especially in relation to the increase in the securities portfolio. The net result is a closing balance of cash, liquid funds and due from banks on demand lower than in the previous year.

(in millions of euro)

Statement of cash flows [(1)]		31/12/2004
Cash from operations		
Net income	1,884	
Change in the reserve for general banking risks	(95)	
Change in the allowance for risks and charges arising on consolidation	(68)	
Adjustments to fixed assets and intangibles	713	
Adjustments to (write-back of) financial fixed assets, net	19	
Adjustments to (write-back of) loans, net	989	
Adjustments to (write-back of) securities, net	(154)	
Increase/(decrease) in allowances for possible loan losses	(21)	
Increase/(decrease) in allowance for employee termination indemnities	(65)	
Increase/(decrease) in allowance for pensions and similar commitments	–	
Increase/(decrease) in allowances for risks and charges - other	(10)	
Increase/(decrease) in allowances for risks and charges - taxation	(189)	
(Increase)/decrease in accrued income and prepaid expenses	(115)	
Increase/(decrease) in accrued expenses and deferred income	758	
Cash generated by operations		3,646
Cash from investing activities		
(Increase)/decrease in securities	(10,152)	
(Increase)/decrease in fixed assets	(142)	
(Increase)/decrease in intangibles	(242)	
(Increase)/decrease in goodwill arising on consolidation	(35)	
(Increase)/decrease in equity investments	55	
(Increase)/decrease in due from banks (*excluding amounts due on demand*)	(27)	
(Increase)/decrease in loans to customers	(4,073)	
(Increase)/decrease in other assets	(2,669)	
Cash utilised by investing activities		(17,285)
Cash from funding activities		
Increase/(decrease) in due to banks (*excluding amounts due on demand*)	3,589	
Increase/(decrease) in due to customers	4,866	
Increase/(decrease) in securities issued	4,826	
Increase/(decrease) in other liabilities	3,123	
Increase/(decrease) in subordinated liabilities	(1,325)	
Increase/(decrease) in minority interests	8	
Increase/(decrease) in shareholders' equity	19	
Dividends paid	(330)	
Cash generated by funding activities		14,776
Increase/(decrease) in cash, liquid funds and due from banks on demand, net		*1,137*
Cash, liquid funds and due from banks on demand, net – opening balance		*(3,063)*
Cash, liquid funds and due from banks on demand, net – closing balance		*(1,926)*

[(1)] Changes in various balance sheet items were calculated using 2003 figures restated on a consistent basis.

SHAREHOLDERS' EQUITY AND CAPITAL RATIOS

The Group's shareholders' equity, including net income for the period of 1,884 million euro, amounted to 15,564 million euro. The table below details the variations which occurred with respect to as at 31st December 2003.

Shareholders' equity for supervisory purposes amounted to 21,161 million euro, against risk-weighted assets of 182,486 million euro. The total capital ratio equalled 11.6% and the Tier 1 ratio 8.5%. The ratio between Tier 1 capital net of preference shares and risk-weighted assets (Core Tier 1) equalled 7.6%.

(in millions of euro)

	Share capital	Share premium reserve	Legal reserve	Other reserves	Reserves for foreign exchange differences	Reserve for general banking risks	Revaluation reserves	Negative goodwill	Net income for the period	Total Shareholders' equity
Balance as at 31st December 2003 (*)	**3,561**	**5,404**	**773**	**3,661**	**(1)**	**95**	**356**	**30**	**1,214**	**15,093**
Allocation of consolidated net income										
– Reserves				879					(879)	–
– Dividends									(330)	(330)
– Allowances for charitable contributions				(2)					(5)	(7)
Other variations										
– Free assignment of 318,486,977 Banca Intesa ordinary shares to the Shareholders				(1,013)						(1,013)
– Changes in the consolidation area				(1)			1	1		1
– Transfer to Share premium reserve from reserve for own shares		2		(2)						–
– Changes in the reserve for general banking risks						(95)				(95)
– Changes in the reserve for foreign exchange differences				(7)	38					31
Net income for the period									1,884	1,884
Balance as at 31st December 2004	**3,561**	**5,406**	**773**	**3,515**	**37**	**–**	**357**	**31**	**1,884**	**15,564**

(*) Official figures not restated.
N.B.: The caption Other reserves includes 10 million euro of Reserve for own shares.

(in millions of euro)

Total capital and capital ratios	2004				31/12/2003
	31/12	30/09	30/06	31/03	
Total capital					
Tier 1 capital	15,564	15,317	15,019	14,700	14,292
Tier 2 capital	6,714	6,913	7,001	7,234	7,585
Items to be deducted	(1,117)	(1,419)	(1,371)	(1,249)	(1,233)
Total capital*	21,161	20,811	20,649	20,685	20,644
Capital requirements					
Credit risks	13,112	13,045	13,216	13,240	13,390
Market risks	1,210	1,039	1,107	1,090	970
Tier 3 subordinated loans	–	431	632	639	647
Other capital requirements	277	221	227	234	228
Total capital requirements	14,599	14,305	14,550	14,564	14,588
Risk-weighted assets	182,486	178,819	181,878	182,052	182,344
Capital ratios %					
Tier 1/Total risk-weighted assets	8.53	8.57	8.26	8.07	7.84
Total capital/Total risk-weighted assets	11.60	11.88	11.70	11.71	11.68
Excess capital	**6,562**	**6,506**	**6,099**	**6,121**	**6,056**

* Shareholders' equity for supervisory purposes used to determine the total capital/total risk-weighted assets ratios includes Tier 3 subordinated loans.

The following table details the entries which allow to reconciliate the Parent Company's shareholders' equity and net income with consolidated shareholders' equity and net income.

(in millions of euro)

Items	Shareholders' equity	including net income for the period as at 31/12/2004
Parent Company's balances as at 31st December 2004	14,544	1,141
Effect of full and proportional consolidation	1,520	1,097
Effect of consolidation of subsidiaries carried at equity	73	143
Reversal of write-downs on equity investments	(139)	(139)
Amortisation of goodwill arising on consolidation and on application of the equity method	(1,018)	(130)
Use of allowance for risks and charges arising on consolidation	100	68
Allocation of consolidation differences to the value of real estate assets	226	(9)
Restatement of goodwill	(5)	2
Dividends collected during the period	–	(91)
Dividends accrued, net of fiscal effects	(297)	(297)
Other changes	560	99
Consolidated balances as at 31st December 2004	**15,564**	**1,884**

BREAKDOWN OF RESULTS BY BUSINESS AREA

(in millions of euro)

	Retail Division		Corporate Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Central Structures		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest and other banking income	5,302	5,039	1,811	1,965	1,459	1,363	1,021	930	133	224	9,726	9,519
Operating costs	(3,250)	(3,421)	(804)	(845)	(791)	(781)	(603)	(599)	(382)	(444)	(5,830)	(6,088)
Operating margin	**2,052**	**1,618**	**1,007**	**1,120**	**668**	**582**	**418**	**331**	**(249)**	**(220)**	**3,896**	**3,431**
Provisions and net adjustments to loans and financial fixed assets	(406)	(426)	(202)	(406)	(136)	(203)	(123)	(133)	(336)	(545)	(1,203)	(1,713)
Income (Loss) from operating activities	**1,646**	**1,192**	**805**	**714**	**532**	**379**	**295**	**198**	**(585)**	**(765)**	**2,693**	**1,718**
Extraordinary income (loss)	14	13	(14)	54	12	17	5	(207)	(78)	254	(61)	131
Use of allowance for risks and charges arising on consolidation/ Change in the reserve for general banking risks	45	3	24	16	59	-	-	-	35	7	163	26
Income (Loss) before taxes and minority interests	**1,705**	**1,208**	**815**	**784**	**603**	**396**	**300**	**(9)**	**(628)**	**(504)**	**2,795**	**1,875**
Rwa (billions of euro)	76.2	76.5	48.9	49.9	23.7	21.4	14.2	13.1	17.5	21.1	182.5	182.0
Allocated capital (billions of euro)	5.0	4.5	2.9	3.0	1.4	1.3	0.9	0.8	1.1	1.3	11.3	11.3
Income from operating activities on allocated capital (%)	32.8%	24.2%	27.4%	23.9%	37.4%	29.6%	34.6%	25.2%	(55.8%)	(59.6%)	23.9%	15.2%

Figures for 2003 have been restated on a consistent basis.

Product companies were put under the direct coordination of the Retail Division and the Corporate Division in order to progressively adapt the Group's organisational structure to the strategic objectives of the Business Plan and in the perspective of an enhanced effectiveness in the governance of Group companies, ensuring centralised company management, new synergies and scale economies, together with improved operating efficiency. In particular: Intesa Leasing, Banca Intesa Mediocredito and Banca CIS report to the Retail Division; Intesa Mediofactoring and tax collection companies (E.Tr., Esa.Tri. and S.Es.I.T.) were included in the Corporate Division.

2004 breakdown by business area reflects this new structure and, consistently, 2003 figures have been reclassified.

Retail Division

The Division greatly improved its profitability with respect to the previous year and closed the period with an operating margin of 2,052 million euro and an income from operating activities of 1,646 million euro. The Retail Division is the centre driving the Bank's operations. The Division is always involved in new projects aimed at enhancing service quality and meeting customers' specific needs. It must be noted with regard to households, that new products, already described in a specific chapter in this Report, such as *Conto Intesa, Carta Intesa, Prestintesa, Mutuo Protetto,* as well as a broad range of life insurance policies were highly appreciated by customers.

In fact the Division's net interest and other banking income also benefited from the commissions for the distribution of **Intesa Vita** insurance products placed through the branch network. Intesa Vita is a subsidiary of the Generali group and is consolidated by Gruppo Intesa with the equity method. The statement of income for 2004 of the bancassurance company, the first year in the new company structure, closed with a net income of 65 million euro, after having collected gross premiums of 5,759 million euro. As at 31st December 2004 Intesa Vita's shareholders' equity equalled 1,252 million euro, while technical reserves exceeded 22 billion euro.

The asset management sector reports to **Intesa Holding Asset Management**, that closed 2004 with a loss of 38 million euro, due to the adjustment to the stake in Nextra, which company board members decided to charge to the statement of income due to the latter's loss. In fact **Nextra Investment Management** closed 2004 with a loss of 43 million euro due to

the extraordinary charges for 160 million euro against the settlement, signed in October with the Commissioner of the Parmalat group, related to the bonds issued by Parmalat Finance Corporation BV for a principal amount of 300 million euro and subsequently resold in 2003. The charge was already recorded in Nextra's statement of income as at 30th September 2004, that closed with a loss of 57 million euro, which the shareholders (Intesa Holding Asset Management with a 67.95% stake and Banca Intesa for the remaining 32.05%) had entirely covered through cash payments in the fourth quarter. As already indicated in the quarterly report as at 30th September 2004, the settlement will forever preclude the admissibility of any revocatory action and/or action for damages against both Nextra and Gruppo Intesa referred to the aforementioned operation and the settlement was pursued for the sole purpose of preventing the spreading of any concerns among customers in the wake of Nextra's involvement in long-lasting legal actions. Also in the stipulation of the settlement agreement, Nextra confirmed the fairness of its behaviour and, in particular, its absolute ignorance of the insolvency situation of the Parmalat group. However, clients were in no way affected by the extraordinary settlement cost.
Total assets under management by Nextra Investment Management, as at 31st December 2004, equalled 98 billion euro, down by 8%, enabling however the company, notwithstanding the downturn in the mutual funds industry, to take the second position in the ranking for assets in mutual funds and sicavs of the Italian asset management companies (SGR) with a 14.5% market share.
Nextra Investment Management controls **Nextra Alternative Investments**, operating in hedge fund management, **Epsilon SGR** operating in collective asset management with systematic use of quantitative approaches and **Nextra Distribution Services** which distributes Nextra International Sicav in Italy and abroad. The three asset management companies closed the period with a total net income of 4.1 million euro, 4.3 million euro and 11.1 million euro respectively.

Intesa Previdenza, the Group company specialised in supplementary pension funds, as at the end of 2004 managed net assets totalling 736 million euro, approximately 77% of which (564 million euro) related to open-end pension funds with a market share close to 26% and the remaining 172 million euro to closed-end pension funds. Net collection was overall positive especially with regard to open-end funds which recorded a 1.7% increase in the number of subscribers. The company recorded a modest loss for the period (0.2 million euro) and highlighted a net improvement compared to the loss of 1.3 million euro recorded in 2003.

Setefi, the Group's company specialised in management of electronic payment systems, closed 2004 with positive results in terms of both profitability and operations. Net income equalled 26 million euro, with a 16% increase with respect to the previous year, mostly due to good operating incomes and higher operating volumes. The number of proprietary POS terminals – which handled over 155 million transactions for a countervalue of approximately 12 billion euro – exceeded 88,000 units and the number rises to 107,000 units including third-party terminals managed by the company. The number of directly-issued or managed cards rose to 2.7 million units with an over 30% increase with respect to the end of 2003.

Intesa Private Banking, the new bank specialised in serving the Group's private customers, established within the process of strengthening the private banking sector initiated in July with the acquisition of 100% of *Crédit Agricole Indosuez Private Banking Italia*, is fully operational as of 1st January 2005. Integrated in the Retail Division, Intesa Private Banking can rely on a widespread structure based on private banking professionals and on a full range of financial products and services and represents a reference point not only for financial issues, but also for the offer of consultancy services to investors. The statement of income for 2004, included higher expenses linked to the corporate and organisational restructuring, and closed with a loss of 4.1 million euro, which was recorded in the 2004 consolidated financial statements only with reference to the last quarter, since the company entered the full consolidation area only at the end of the year.

Banca Intesa Mediocredito closed the statement of income as at 31st December 2004 with a net income of 76.5 million euro, 50% higher than the previous year.

The improvement was already shown by interest margin (178 million euro), up by 2% on a consistent basis. Net interest and other banking income, at 201 million euro, recorded a 4% rise due to satisfactory profits on financial transactions, which entirely absorbed the lower contribution from net commissions. The slight reduction in operating costs (–0.5%) led to an approximately 6% progress in operating margin, which exceeded 164 million euro. A favourable contribution came from lower net adjustments to loans coupled with write-backs on loan positions written down in previous years, as well as the reversal to extraordinary income of the Allowance for possible loan losses for the "elimination of registrations for purely fiscal purposes", with a positive effect of 16 million euro. As to the balance sheet, loans to customers totalled 13,647 million euro, practically stable from the end of 2003, while, with regard to liabilities, funding requirements continued to be covered mostly by the Parent Company, and consequently bonds issued furtherly decreased to 1,321 million euro (1,656 million euro at the end of 2003).

Banca CIS closed the statement of income for 2004 with a net income of 38.1 million euro (19.7 million euro in 2003), which was influenced by the reversal of the Reserve for general banking risks for 25 million euro. More in detail, the reduction in interest margin (-8.6% to 35.6 million euro) was partly offset by the increase in net commissions (+2.1%). Net interest and other banking income totalled 48 million euro, operating margin (26 million euro) recorded instead an approximately 11% decrease with a 5.9% reduction, despite the moderate increase in operating costs (+1.1%). Lower net adjustments and provisions for possible loan losses led however to improve by 7% income from operating activities (21.4 million euro) compared to the previous year. The balance sheet aggregates highlighted a rise in loans to customers (+8% to 1,221 million euro). Interbank funding also increased (+17% to 812 million euro), and at the end of 2004 made up 80% of overall funding.

In 2004 **Intesa Leasing** stipulated – through the network of Group banks – 17,761 new contracts, for an overall countervalue of 2,809 million euro, with significant rises, compared to 2003, respectively +4% in number and +12% in new investments, that were for over 50% related to the real estate sector.
As at 31st December 2004, the portfolio of leased assets, net of relevant adjustments, totalled 6,677 million euro (+10% with respect to the previous year). Implicit loans connected to leasing operations amounted to 5,382 million euro (+11.6%).
With regard to the statement of income, net income for the period of 57 million euro (doubled compared to 2003) received the positive contribution of the capital gain generated by the sale of the class C security deriving from the securitisation operation structured at the end of 2003 (16 million euro, net of relevant charges and tax effect) and of the reversal of the Reserve for general financial risks (14 million euro). Net financial income, instead, equalled 56 million euro.

Corporate Division

The Corporate Division is charged with management and development of relations with large Italian and international groups, large mid-corporates, the State and public administrations as well as relations with financial institutions. The Corporate Division also coordinates factoring and tax collection activities performed by Group subsidiaries. In 2004, the Corporate Division recorded a net income for the period before taxes and minority interests of 815 million euro, with an improvement compared to the previous year, mainly due to lower adjustments for possible loan losses. The operating margin amounted to 1,007 million euro and income from operating activities equalled 805 million euro.

Within the Division, **structured finance** activities were characterised by the closing of a series of important deals, mainly in the leveraged finance, real estate and energy sectors.

In the **leveraged finance** sector, Banca Intesa confirmed its leadership in the Italian market, organising various transactions promoted by corporate customers and by private equity funds: in particular it received five mandates to organise credit facilities for an overall amount of 2 billion euro in favour of important groups.

With regard to activities in the **real estate** sector, Banca Intesa continued to consolidate

File No. 82-35020

its position in the market, both as financial advisor and as provider of complex financial packages. In particular, its activities as advisor considerably increased during the year and led to the acquisition of five mandates from primary customers (City of Rome, State Property Office, Patrimonio dello Stato SpA, Province of Trento and City of Taranto) to implement operations aimed at the valorisation of real estate assets for approximately 2 billion euro.
As to financing activities, loans were structured and granted for an amount exceeding 650 million euro in various segments of the real estate sector (mass distribution, offices, retail) with important customers (Gallerie Commerciali – Rinascente, Beni Stabili, Pirelli RE, Morgan Stanley Real Estate).

As Advisor and Joint Lead Arranger, Banca Intesa was very active also in the **energy** sector, with new initiatives related to plants producing electricity and gas distribution in the domestic and international markets. Among domestic operations noteworthy is the refinancing of Edison and the mandate as financial advisor for the construction of a gas pipeline between Italy and Greece. In the international market to be noted is the financing of a plant producing liquefied natural gas in Qatar.

In the **international infrastructure** sector noteworthy is the financing of the M5 motorway in Hungary and the refinancing of the Pusan port (Korea).
In the **telecom** sector, instead, it was decided to contain exposure, giving first priority to loan portfolio quality, focusing foreign activities on the role of advisor, without seeking new financing opportunities.

With regard to **structured export finance** activities, traditional support to Italian exporters continued to be provided, with particular attention to financing projects concerning primary Italian operators in Russia and assisting Italian enterprises operating with Iran. In particular, noteworthy are the mandates for the origination of the financing of the first phase of the project related to the construction of a power station in Iran to be made by Ansaldo Energia for the Iranian group Mapna, and the financing for the construction of a polyethylene plant by Tecnimont for the Russian company SNOS.

Together with the structured finance activities, Banca Intesa performed intense **syndication** activities, taking important operations to the market with the role of sole bookrunner and co-ordinating bookrunner, consolidating its position as leading Italian bank in such fields.

During 2004 the **securitisation** desk completed important operations as arranger both for the Group – for example in the completion of the Intesa Lease Sec. operation, started at the end of 2003, for an amount of 1.5 billion euro – and for third-party customers, organising innovative structures for the securitisation, privately placed, of personal loans to be reimbursed with the transfer of one fifth of salaries for Istituto Bancario del Lavoro or the transfer of health sector receivables from the Lazio Region, with an issue of securities exceeding 500 million euro. Finally, the desk acquired the mandate from the Ministry of Finance, jointly with JP Morgan and CSFB, for the securitisation of INPS' contribution receivables (INPS 5), concluding the operation by the end of the year with a placement on the market of securities for 3.5 billion euro.
With regard to securitisations originated by Banca Intesa, noteworthy is the launch of the synthetic securitisation operation on a portfolio of Asset Backed-Securities (ABS) and Collateralised Debt Obligations (CDOs) for a nominal value of 2 billion euro, which is described in detail in a specific section of the Notes to the consolidated financial statements.

In 2004, trading activities in **credit derivatives** were characterised by a continuous and generalised contraction in margins and, in line with the Business Plan, the process aimed at reducing positions at risk in the proprietary portfolio continued. In June Banca Intesa's Internal Model for the determination of capital absorption related to trading in credit default swaps was approved by the Bank of Italy and in the same month an innovative synthetic securitisation operation named "Vespucci" on a portfolio of asset backed-securities (ABS) and collateralised debt obligations (CDOs), exclusively sold to institutional investors was concluded.

During 2004 **consultancy activities** and activities assisting extraordinary financing and M&A operations intensified and were

addressed to selected customers mainly made up of medium-sized and medium-large Italian companies (in fact consultancy services to large companies were performed by Lazard & Co., of which Banca Intesa holds a 40% stake). In this context, certain acquisitions and disposals of companies and controlling stakes were successfully completed, while new mandates were acquired for deals which will be completed during 2005. Among the most important operations concluded in 2004, noteworthy are the assistance to the Gasplus group in the acquisition of S.P.I. from the ENI group, the acquisition on behalf of private investors of the Ferrarelle brand sold by the French group Danone, the disposal of the PET business by the Radici group, the transfer of the controlling stake in Magic to Deutsche Bank, the acquisition on behalf of Euroitalia of the activities of the Versace group in the perfumes sector.

Banca Intesa's **merchant banking** activities developed in the three operational areas: private equity, investments in private equity funds and institutional equity investments.

As at 31st December 2004 the private equity portfolio amounted to 226 million euro (214 million euro at the end of 2003) and was made up of 41 equity investments. Increases were mainly due to capital increases, while reductions were mainly related to the transfer to I2 Capital of three equity investments, in the framework of the project aimed at reorganising the equity investments in this sector, and to the allocation to the trading portfolio of the stake in the company DMT.
With regard to investments in private equity funds, instead, at the end of 2004 Banca Intesa had invested 98 million euro.
Finally, regarding the investment activities linked to the management and development of particularly important equity investments (so called "institutional equity investments"), this sector recorded investments totalling approximately 834 million euro (780 million euro at the end of 2003). The increase is attributable to a further investment in the company RCS as well as the acquisition of three new stakes in Pirelli & C., Piaggio & C., and Turismo & Immobiliare, whereas part of the stake in Edison was transferred to the trading portfolio.

In the institutional equity investments sector noteworthy is that in Synesis, company equally controlled with Capitalia, Sanpaolo Imi and Unicredito, which holds 51% of Fidis Retail Italia, stake acquired in 2003 within the intervention made by the banking system to support the Fiat group.
In January 2005 the company negotiated a two-year extension, to 2008, of the call option in favour of Fiat Auto.

Institutional operations include the so called "convertendo" loan for 3 billion euro in favour of the Fiat group granted by a pool of Italian and foreign banks in 2002. Banca Intesa contributed to the financing with a quota of 650 million euro. Starting from Autumn 2005 Fiat will be entitled to exercise the right to reimburse the loan or to make a capital increase reserved to the financing banks aimed at extinguishing the loan. The risk implicit in the financing is, should current Fiat share prices continue, a capital loss to be recorded in the 2005 financial statements on the shares which Banca Intesa could be requested to subscribe. This risk is adequately covered by the generic allowance.

Banca Intesa also performs merchant banking activities indirectly through its subsidiary Private Equity International, that as at 31st December 2004 held equity investments totalling approximately 450 million euro.

Notwithstanding unfavourable financial markets and stronger competition, **Banca Caboto** achieved positive operating results in 2004, distinguishing itself in primary bond market activities with numerous Italian issuers in the public, financial and corporate sectors. In the second half, after the transfer of primary stock market activities from the Parent Company, various important operations were conducted as Global, Joint global coordinator or bookrunner. In the secondary market, the contraction in spreads, together with particularly low money market interest rates and reduced flows originated by customers, determined a reduction in margins in trading and market making activities. In the equity trading sector the increase in volumes, +7.3% overall from 2003, allowed to maintain a stable 4.6% market share on MTA (Electronic Equity Market). The company had a positive performance also in equity derivatives and in interest rate derivatives activities, where the slight contraction in volumes in the corporate segment was balanced by the

increase registered in the financial institutions segment. This operating context, coupled with extraordinary charges, affected net income for the period which equalled 58 million euro, down from 107 million euro in 2003. Net interest and other banking income (151 million euro) decreased by approximately 36%, also due to net adjustments to certain corporate securities exceeding 28 million euro (11 million euro in the previous year). Normalising the effects of the aforementioned adjustments between the years under examination, net interest and other banking income resulted down by approximately 16%. Total operating costs recorded a slight increase (+1.4%), although with opposite trends: decreases were recorded by personnel costs (50 million euro, –3.5%), amortisations and depreciations (approximately 20 million euro, approximately –13%) for the gradual termination of the economic life of IT investments; other administrative costs instead rose (70 million euro, +11.9%) due to the expansion of the operatons of the London branch as well as to non-recurring charges linked to the bank's transformation process and organisational restructuring. The increase in equity swap operations determined the registration of deferred tax assets of 59 million euro net, that will be recovered within the Group's fiscal consolidation.

Intesa Mediofactoring closed the 2004 statement of income with a net income of 48.2 million euro, which was influenced by the full use of the reserve for general financial risks (10 million euro). However, even excluding this positive effect, net income would register a significant rise with respect to the 28 million euro in the previous year, notwithstanding the difficult operating context. Although turnover and loans to customers were down compared to 2003 (approximately –10% and –6% respectively), net interest and other banking income recorded a 2% increase also due to lower operating charges. This increase, coupled to the further reduction in operating costs (–3.8%), both on payroll and on administrative costs and to lower adjustments to loans, led income from operating activities to exceed 60 million euro.

The results achieved in 2004 by the companies in the tax collection sector, **Esa.Tri., E.Tr. and S.Es.I.T.**, despite a reduction in compensation for tax collection activities, determined by law in approximately 23% (corresponding to 35 million euro) compared to 2003, benefited from the consolidation of the innovative instruments adopted to improve efficiency and effectiveness in coercive collection activities, and from a severe cost reduction policy.
In particular, Esa.Tri. achieved a net income of 38 million euro (54 million euro at the end of 2003), E.Tr. of 21 million euro (*ex* 11 million euro) and S.Es.I.T. of 7 million euro (*ex* 8 million euro). Noteworthy is that in 2004, with the aim of a further rationalisation of the company structure in the sector, E.Tr. concluded the acquisition of the tax collection and service activities of Intesa Riscossione Tributi (former holding company in the sector). The latter was subsequently merged in Banca Intesa, with legal effects as of 31st December 2004.
With regard to future prospects, the unstable legislative context makes it difficult to predict the evolution of the sector.

Société Européenne de Banque, the Group subsidiary in Luxembourg, operates offering a range of activities such as establishment and management of financial companies, administration of mutual funds and private banking: In 2004 the company registered a net income of 10 million euro, compared to 15 million euro recorded in the previous period.

In 2004 **Intesa Bank Ireland** continued its activities in the wholesale banking sector, after having implemented already from 2003 a considerable reduction in the exposure towards large multinationals. In 2004 the company recorded a net income of approximately 20 million euro, only slightly lower than the 22 million euro of 2003.

ZAO Banca Intesa, the Group company established to assist Italian enterprises in the important Russian market, started operations at the end of 2003. Start-up costs obviously still affected company profitability and led to a loss of 2.4 million euro for its first year of operations.

Banca Intesa operates supporting Italian enterprises also through the **foreign branches** of New York, London, Hong Kong. The latter centralised administrative responsibilities for the branches of Shanghai and Tokyo, which can therefore operate in their own markets with lighter structures.

Moreover, the Group's presence in Countries of interest for its customers is strengthened by a network of Representative Offices, spread in almost all continents.

Italian Subsidiary Banks Division

The Italian Subsidiary Banks Division, which for the purpose of optimising any possible commercial synergy, operates in strict coordination with the Retail Division, is in charge of Italian subsidiary banks operating in the retail business. They are medium or small-sized banks, with a markedly local vocation, that provide the Group with a widespread presence in certain regions and provinces in North and Central Italy. The Division's results – which showed a considerable improvement – confirm these Banks' ability to take advantage of their key strengths: lean operating structure, solid territorial presence and possibility of taking full advantage of being part of the largest Italian banking group. Operating margin reached 668 million euro and income from operating activities 532 million euro.

In 2004 **Cassa di Risparmio di Parma e Piacenza** recorded a net income of 175 million euro, widely recovering (+62.2%) the reduction in the 2003 figure, penalised by the effects of the Parmalat case, and resuming in such way the traditional upward trend. The improvement concerned all operating margins. Interest margin increased by 2.7% to 382 million euro, as a result of an increase in intermediated volumes which more than offset the slight contraction in spreads, and net interest and other banking income reached 687 million euro (+5.4%), due to the strong rise in net commissions (+10.2%), higher profits on financial transactions (+4%) and higher net operating income (+1.9%). This increase was only marginally reduced by the moderate rise in operating costs (+2.6%) – reflecting new structural and commercial interventions – and led to an operating margin of 347 million euro, up by 8.3% on the 2003 figure. The need for provisions and net adjustments to loans much lower than in 2003, penalised by the Parmalat crisis, further contributed to profitability, leading to an income from operating activities of 298.7 million euro (+59.6%).
As to the balance sheet, loans to customers (10,541 million euro) exceeded by 7.1% the December 2003 figure and direct customer deposits, with 11,486 million euro, registered a 4.2% increase. Also indirect customer deposits rose (23.8 billion euro; +10.5%)

Banca Popolare FriulAdria closed 2004 with a net income of 50.6 million euro, with an approximately 28% increase compared to the previous year. In particular, interest margin recorded a rise (+2.5% to 119.2 million euro) due to higher intermediated volumes. The positive performance of net commissions (+20%) and satisfactory profits on financial transactions (+19%) led net interest and other banking income to reach 229 million euro (+9.7%). The contained increase of operating costs (+2.7%) had only a moderate effect on operating margin (approximately +20%, to 101 million euro), while higher adjustments and provisions, related to doubtful and substandard loans, affected net income from operating activities, which resulted however higher than the 2003 figure (+3.6% to 76 million euro). Net extraordinary income totalled 6 million euro.
Balance sheet aggregates highlighted a substantial rise in loans to customers (+14% to 3,270 million euro), mostly due to the positive trend in mortgages, and an increase in direct customer deposits (+2.5% to 2,787 million euro). Also indirect customer deposits recorded a small rise (+0.5% to 5,151 million euro). With the aim of an increasingly broader integration with the Group's international network, FriulAdria acquired, in Slovenia, a direct stake in the capital of two financial companies and of a bank and concluded a collaboration agreement with a primary bank in Serbia and Montenegro.

In 2004 **Banca di Trento e Bolzano** posted a net income of 16 million euro, with a 6% increase on the previous year. The statement of income highlighted upward trends for interest margin (+8.5% to 48.7 million euro), for net interest and other banking income (+5.1% to 82.5 million euro) and, despite the small rise in operating costs (+3% to 55.7 million euro), for operating margin (approximately +10% to 26.8 million euro). Higher adjustments and provisions (6.7 million euro against 3.7 million euro in 2003) penalised income from operating activities, which registered a moderate decline (–2.9% to 20.1 million euro). A positive contribution came from extraordinary components, with net extraordinary income up from 1.7 million

euro to 5.4 million euro, following the disposal of certain assets.
As to the balance sheet, both loans to customers (approximately +14% to 1,726 million euro) and direct customer deposits (+4.7% to 1,675 million euro) registered substantial increases. Even more pronounced was the rise in indirect customer deposits (+16% to 2,173 million euro). Finally, noteworthy is the opening of the Bank's Representative Office in Innsbruck, to consolidate commercial links with the German-speaking European regions.

Cassa di Risparmio di Biella e Vercelli closed the year with a net income of 20.4 million euro, considerably higher than 13 million euro in 2003. In detail, interest margin stood at 76.3 million euro, with an approximately 10% improvement, to which intermediation activities with customers significantly contributed. Also net interest and other banking income recorded a satisfactory growth rate (+7.3% to 128.4 million euro) as a result of the positive trend in net commissions (+8.1%), only partly offset by lower profits on financial transactions (5.3 million euro against 7.1 million euro in the previous year). Notwithstanding the slight rise in operating costs (+0.8%), operating margin recorded a 16.3% increase to 57.8 million euro, while income from operating activities rose by approximately 23% to 31.9 million euro. Balance sheet figures evidenced increases in loans to customers (+7% to 1,967 million euro) and in customer deposits, both in the direct (+8% to 2,284 million euro) and in the indirect component (approximately +9% to 3,053 million euro).

The Saving Banks in Central Italy, united under the control of **Intesa Casse del Centro**, registered an overall growth in profitability. This trend is noticeable in almost all operating margins and was originated both by higher income and by lower operating costs. Positive trends were showed by interest margin and, to a greater extent, by net interest and other banking income. Cost savings led to further improvements in operating margin. Net income for the period was also influenced by the reversal to the statement of income of the Reserves for general banking risks, for the reasons already indicated in the comments to the consolidated statement of income. More specifically, net incomes generated by each Saving Bank are the following (percentage increases from December 2003 are indicated, for a consistent comparison, net of the mentioned reversal of the "Reserves"): Cassa di Risparmio di Viterbo, 38.1 million euro (more than doubled); Cassa di Risparmio di Ascoli Piceno, 18.1 million euro (+22%); Cassa di Risparmio di Terni e Narni, 35.8 million euro (+27%); Cassa di Risparmio di Rieti, 12.2 million euro (+13%); Cassa di Risparmio di Foligno, 12.1 million euro (+27%); Cassa di Risparmio di Spoleto, 8 million euro (+7%); Cassa di Risparmio di Città di Castello, 5.4 million euro (+56%).
With regard to the main balance sheet aggregates, compared to December 2003, loans to customers rose to 4,180 million euro (approximately +10%) and direct customer deposits to 5,300 million euro (approximately +2%). Indirect customer deposits increased to 4,800 million euro (approximately +4%).

International Subsidiary Banks Division

The expansion of the Group's operations in the Eastern-European markets and the almost complete withdrawal from Latin-American Countries considerably improved the economic performance of the International Subsidiary Banks Division. In fact, the Division closed the period with an operating margin of 418 million euro and an income from operating activities of 295 million euro.

Eastern Europe

In 2004, when it entered the European Union, Hungary recorded good economic growth, supported by favourable fiscal and monetary policies, despite a deficit in the balance of trade close to 9% of GDP, and the local currency strengthened against the euro. Such overall scenario resulted favourable to the activities of the **Central-European International Bank (CIB)** group which registered a consolidated net income of 57.5 million euro with an over 20% increase compared to the previous year. This result was due to the considerable rise in interest margin (202 million euro; +43%), as well as to the appreciable contribution from net commissions (45 million euro; +43%) and net profits on financial transactions. The rise in operating costs and provisions for risks and charges did not affect the excellent economic performance that evidenced a 34%

increase in income from operating activities to over 77 million euro.
Balance sheet figures confirmed the rise in operating volumes: as at 31st December 2004 loans to customers rose to 3,983 million euro (+23% from December 2003) and direct customer deposits increased to 2,627 million euro (+17%). Also activities in the leasing and project finance sectors registered a rise in volumes.

The Croatian macroeconomic scenario, although still in a phase of growth, registered a certain slowdown, even if prospects for forthcoming years appear improving. In such context the **Privredna Banka Zagreb (PBZ)** group, during 2004, maintained and consolidated its position in the market, achieving a net income for the period of 96 million euro with an approximately 6% increase, compared to December of the previous year.
Contributions to such result came not only from the usual and substantial net interest income (199 million euro; +1%), but mainly from the considerable rise in non-interest income, especially with regard to net commissions (86 million euro; +9%), and to profits on financial transactions. Balance sheet figures as at 31st December 2004, compared to the end of the previous year, highlighted loans to customers for 3,191 million euro (+3.5%) and direct customer deposits for 3,939 million euro (+7.1%).

In 2004 Slovakia, another newcomer to the European Union, recorded an accelerating economic growth, with a rise in domestic consumption and in foreign investments, that continue to be attracted by favourable local market opportunities. Also the local currency strengthened against the euro.
The **Vseobecna Uverova Banka (VUB)** group benefited from the economic context and closed the year with a net income of 88 million euro, with an over 35% increase compared to 2003.
Improvements were registered in relation to all operating margins, due to the substantial rise in net interest income (164 million euro; +16%), in commissions (52 million euro; +18%) and in profits on financial transactions. Main balance sheet aggregates as at the end of 2004 recorded, compared to December 2003, a considerable expansion in loans to customers to 1,831 million euro (+42%) and an increase in direct customer deposits to 4,514 million euro (+23%).

The other geographic areas

Banco Wiese Sudameris (BWS), the Group's Peruvian subsidiary, closed 2004 with a net income of 2.2 million euro, in line with the previous year, although the components contributing to the result showed different trends.
In fact, the recent start of an important programme aimed at refocusing commercial strategies, rationalising products/services and recovering efficiency, begins to positively influence the bank's results. Considering consistent figures, net interest and other banking income recorded a rise with respect to 2003 (+1.1), due to an increase in interest margin (+3.2%) and a good growth in net commissions (+5.3%) partly offset by a reduction in profits on financial and foreign exchange transactions. In addition, considerable savings in all operating costs (–12.3%) led to an 83% increase in operating margin. However, such margin was almost entirely eroded by higher provisions and adjustments to loans of various nature.
Considering adjustments on consolidation to adapt local financial statements to the Group's principles, including the provisions allocated against charges linked to the possible restructuring of equity investments, the overall contribution of the Peruvian network to Gruppo Intesa's consolidated financial statements resulted negative for 52 million euro.
BWS's balance sheet aggregates showed a virtual stability of loans to customers and a slight rise in customer deposits. Loans to customers amounted to approximately 1,130 million euro (14% market share) with a change in their mix in favour of the local currency component (+34%) and of retail customers and micro-companies; customer deposits stood at approximately 1,730 million euro (15% market share) with an increase in the local currency component.

Banque Sudameris practically terminated its activities as holding company and bank maintaining so far only the assets pertaining to its French subsidiary and to certain direct branches. The bank closed 2004 with a net income of 39.1 million euro. This result reflected a net interest and other banking income of approximately 20 million euro, entirely absorbed by operating costs, while the key contribution came from both net write-backs of various type and from the reversal to the statement of income of provisions for risks and charges allocated in previous years and no longer necessary in

view of the positive results achieved with the divestments. Following the disposals already implemented, also balance sheet aggregates highlighted a substantial decrease.

Banca Intesa (France) mainly operates in the corporate sector, as reference bank for the Italian enterprises operating in France and offers a range of diversified services. The company gradually withdrew from all assets and liabilities not included in its assigned core business and transferred from the pre-existing Group entities in France from the merger of which the current subsidiary was established. The company closed the year with a net income of 21 million euro, compared to approximately 8 million euro as at December 2003.

Central structures

Within the Group's operating structure, Banca Intesa's Head Office Departments and the Service Companies have the task of sustaining and favouring processes aimed at achieving growth and improvement as well as the governance and control of operating units and of Group companies. In particular, their main activities are illustrated hereunder.

Human resources

As at 31st December 2004 Group staff totalled 56,958 people, with a reduction of approximately 2,500 people with respect to the figure of 2003 restated to consider the changes in the consolidation area. The significant reduction is mainly attributable to the activation of the "Fondo di accompagnamento all'esodo", the Solidarity Allowance, as provided for by Ministerial Decree 158 of 2000.

The substantial staff reduction reflected the agreement with Trade Unions signed on 15th January 2003 that was followed by similar agreements in the various Group companies. The activation of the aforementioned allowance led, already during 2003, to the exit from the Group of 3,460 people, mainly in force at the Parent Company (3,047 people). In 2004, other 2,424 employees, of which 2,008 in Banca Intesa, left their jobs according to the procedures provided for by the mentioned Decree and by the relevant company implementation agreements.

Also during 2004 as set out in the Business Plan, activities for the development of human resources continued with the identification of staff capabilities and qualifications and with the continuation of training activities.

With regard to training activities in particular, during 2004 over 335,000 man-days were provided through both classroom and distance channels. Overall, in 2003 and 2004 almost 600,000 man-days were provided, in line with 800,000 man-days foreseen by the Business Plan within 2005. Training activities were mainly addressed to the development of the know-how necessary to guarantee the most effective support to the change processes currently under way, with particular attention to technical qualification and managerial development. To this aim, personnel management was the focus of numerous and demanding training projects for management, while other interventions concerned the organisational and commercial evolution of the Group. Training was also provided on specific subjects, including the new internal rating system, introduced as a result of the New Basel Accord.

40% of training was delivered through traditional channels (e-learning and classrooms) while training through Banca Intesa's web-tv had a great expansion. Distance training represents a fundamental element in Banca Intesa's training model and some of the main courses were provided through this channel.

As to internal communications, during 2004 numerous initiatives were implemented aimed at ensuring the maximum information circulation and know-how sharing among personnel, and stimulating the employees' identification process with the company. The communication instruments used were gradually adapted to the dimensions and complex articulation of the Group: the Company's satellite television (*WebIntesaTv*) is available in the personal computers of 35,000 employees and the project to extend its utilisation to the Group's Italian companies continued; the house organ ("Idee e persone"), now reaches all of Gruppo Intesa's resources with information on Group events and on economic and corporate culture issues; Banca Intesa's Intranet portal, the information point most utilised by personnel, was further enriched

with new information and institutional sections; meetings and conventions were also intensified and among these particularly important were the meetings on the territory of the Managing Director with over 5,000 branch managers and operating managers.

Organisation and information technology

Numerous organisational initiatives to support activities commenced, and among them the most important were the innovation and development projects described in detail in the specific chapter: the IAS Project, finalised to prepare the Group to the adoption of international accounting principles, and the Basel II Project, which is aimed at defining and implementing the internal rating system in accordance with provisions of the New Basel Accord. Further efforts were then devoted to the numerous projects, new or already under way, aimed at redefining governance mechanisms and organisational macro-models, finalised to reengineer processes and to direct and control organisational variables.

With regard to IT activities, among the projects under way noteworthy were the important and demanding interventions aimed at designing and implementing IT solutions to support the aforementioned processes as well as the implementation of an integrated IT instrument for the analysis and monitoring of Banca Intesa's territorial structures.

Moreover, in compliance with Legislative Decree 196 of 30th June 2003 - Code for the protection of personal data, the Documento Programmatico sulla Sicurezza, related to minimum safety measures to adopt in treating data, has been drawn up and updated.

Finally, as already indicated in the Consolidated report as at 30th September 2004, last July the Board of Directors of Banca Intesa approved the merger project of Intesa Sistemi e Servizi in Banca Intesa in order to strengthen the strategic governance and management of the IT area following the evolution of the Group's organisational model. Consequently, already in the last quarter of 2004, Information & communication technology activities were progressively transferred to an *ad hoc* ICT Systems Department, created within the Parent Company. The merger deed was stipulated on 20th December 2004, with legal effects as of 1st January 2005.

Treasury and strategic finance

In 2004 net requirement of short-term liquidity remained at the low levels of the previous years. Consequently, **treasury activities** on the cash interbank market were not particularly intense. Despite the reduction in intermediated volumes, more pronounced in the second half of the year, in line with the market, market making activities remained intense on short-term derivatives, allowing to maintain in such market a forefront position at domestic and European level. Noteworthy was, in 2004, the expansion of activities in the currencies of Eastern Europe and of other emerging markets.

The management of wholesale payments and the connected management of intraday liquidity – after the substantial changes made in previous years following the introduction of the Continuous Linked Settlement (CLS) system for operations in foreign currencies and of the new Italian settlement system, "Nuovo BIREL" – were influenced in the first months of the year by the introduction of the new settlement system for securities called Express II. The absorption of liquidity during the work phases was managed by movimenting the compulsory reserves, while the new timing in the settlement of flows derived from positions in securities was included in the payment management model. Preparatory studies were initiated for the transfer in the next few years to the new centralised settlement system Target 2, under development by the European System of Central Banks.

With regard to the **proprietary portfolio** trading volumes remained low, privileging high-liquidity sectors and directing operations towards positions with a more balanced risk/return profile.
Repurchase agreement activities developed on all main currencies and achieved significant results. The corporate sector was managed with great attention to the diversification of issuers and sectors, maintaining a limited duration.

Equity portfolio management maintained a market-neutral approach during the whole year. An attentive selection of securities and the utilisation of derivatives allowed to fully exploit the upward trend that characterised the second half of 2004.

During the previous year, activities related to the alternative investment portfolio were characterised by a gradual reduction in positions and risks as a result of profit-taking operations mainly during the fourth quarter, by the introduction of new operating guidelines and by the reduction in overall portfolio volatility with consequent redefinition of the strategic asset allocation. Globally the annual performance of the portfolio was 6.9%.

Strategic finance operations also include the activities towards primary customers performed by **Intesa Investimenti**, which posted a net income for the year of approximately 91 million euro with respect to 101 million euro recorded in 2003.

With regard to **Asset & Liability Management (ALM)** activities, the management of interest rate and liquidity risks is charged to the Finance and Treasury structures, while strategic ALM and monitoring of the aforementioned risks are under the responsibility of the Risk Management structure.
Interest rate risk is measured in terms of sensitivity of market value of positions against changes in the yield curve at various maturities. Exposure to interest rate risk is maintained at modest levels: even significant movements in the yield curve generate virtually negligible variations.
Structural liquidity risk is managed by monitoring cash flows at maturity. The analysis of medium- and long-term mismatchings drives the decisions on bond issues.

With regard to **funding** activities, in 2004 on the domestic market, Banca Intesa issued bonds for a total of approximately 7 billion euro, with a clear majority of structured bonds and a concentration on 5-year maturities (73.3%).
On the Euromarket bonds were issued, within the Medium-Term programme, totalling 4.5 billion euro, placed both via private placements and, especially, public issues. These issues, mainly with floating interest rates (89%) were concentrated for one third on five-year maturity and for the rest on seven- and ten-year maturities.
Funding activities on the international markets included the issue of certificates of deposit for 88.5 million euro mainly with three-year maturity by the Hong Kong branch.
In addition, loans with maturities between ten and thirty years were obtained from German regional banks for an amount of 172 million euro.
Following the increase in the rating received in July from the S&P agency, the issue of commercial papers, both of the US and European type, returned to being an attractive source of funding compared to alternative liquidity instruments.

Other companies

Intesa Gestione Crediti (IGC) has the mission, exclusively within the Group, to improve the management and recovery of non-performing loans, reducing the costs of these activities and increasing the capacity of recovery. The company closed 2004 with a net income of 33.6 million euro, compared to approximately 16 million euro of 2003.
Over the twelve months no loans were acquired from Group companies and as at 31st December 2004 IGC held a nominal portfolio amounting to 9 billion euro, with a net book value of 1.5 billion euro, while the doubtful loan portfolio under management on behalf of Group companies had a gross exposure of 5.6 billion euro. In the period the company recorded 328.6 million euro of repayments on the proprietary doubtful loan portfolio and 477 million euro of repayments on the doubtful loan portfolio under management (including the securitised doubtful loan portfolio

Product and service development

Commercial activities in 2004 continued along the guidelines set out in the Business Plan, both in terms of rationalisation and review of the product portfolio and of improvement in the effectiveness of commercial processes.
As concerns the latter the roll-out of the new Arcobaleno sales platform to the entire network was completed. The "Arcobaleno", that is, the "Rainbow" approach, which enables to improve branch efficiency, now involves all branch resources, from the branch manager to the managers of the Household, Affluent and Small Business segments, to the branch's operating staff. New professional figures, specialised by customer segment, have been introduced to manage the new commercial model also to improve the level of service offered.

The objective of improving service quality is also pursed via a project for the restructuring of the branch layout that simplifies customer access to the bank, as concerns both branch operations and consulting. For the latter the area has been expanded and specialised by customer segment. In 2004, the new layout was extended to over 120 branches while 153 were restructured to make them consistent with the new model.

Rationalisation of the product portfolio was almost completed and the number of Retail products decreased from over 1,000 in January 2003 to approximately 200 in December 2004. Moreover, the development and launch of new dedicated products for each customer segment continued.

The new bancassurance company Intesa Vita is fully operational as of 1st January 2004, and enabled a more complete development of the offering in this area. In particular, in March it launched the new Index Linked policy with coupon payments, which, considering the great appreciation shown by customers, required the issue of nine subsequent *tranche*.

As concerns "non-life" insurance products, in the second half *Intesa Proteggi Mutuo* was launched. It is an innovative multirisk insurance policy for mortgages which was immediately greatly appreciated by customers.
In the assets under administration area, the issue of structured bonds with minimum guaranteed capital continued. 24 issues were launched in the 2004, for an overall placement of approximately 6.8 billion euro. Banca Intesa placed 11 issues of securities indexed to Italian and European inflation, for a total of 5.2 billion euro, and 13 issues indexed to a basket of stock market indices, for a total exceeding 1.6 billion euro. Three of the bonds were issued by third parties (Dexia and ABN AMRO) with rating higher than A.

As concerns the "household" segment, in addition to dedicated products such as *Conto Intesa* and *Carta Intesa*, particular attention was paid to the consumer credit area with the aforementioned *PrestIntesa* and to investment products with *Fondo Intesa Bouquet*. 2004 marked the strong development of "direct" campaigns, with the product sent directly to the customer's home (the revolving card *Clessidra*).

The definition of the sales platform specialised for the "premium" segment led to intense training for the new relationship managers. In the smaller branches, without a dedicated Premium Manager, the introduction of a new professional, the "Multibranch Manager" – in charge of customer portfolios in two different branches – was experimented. The positive results achieved led to decide to extend this project to other branches in 2005.
A new current account was launched in June. *Conto Intesa Personal* is a product which enables utmost personalisation of contents and costs that decrease as the assets under management at Banca Intesa increase. An important service, related to the new account is *Rendiconto Finanziario*,

an innovative communication which summarises in a clear and complete way all the relationships with the Bank, in particular in the investment area. *Carta Intesa Oro*, the gold credit card characterised by utmost security and great innovation of services offered, was launched in December.
As part of investment products, the new range of individual portfolio management schemes targeted to high net worth individuals, *Intesa Elite*, was launched. Again in the asset management area, a new product, called *Fondo Intesa Premium* was developed to offer an alternative to the investment in Government securities.

The "small business" segment – created in 2003 to serve the needs of retailers, artisans and free-lance professionals – started to define the service model dedicated to this customer target. In mid-June Banca Intesa launched *Conto Intesa Business*, which is a transparent and innovative product that rewards customers who work more with the Bank and enables utmost personalisation of contents.

In 2004 actions in the **Private** segment referred to numerous areas of intervention, with increased attention paid to the reorganisation of central structures and rationalisation of the distribution network. The project for redesigning and increasing the efficiency of individual portfolio management schemes was completed and the implementation of a wealth management instrument called "Pianificazione Finanziaria Globale", Global financial planning, commenced. For the purpose of exploiting synergies within the Group, a joint project was activated by the Private and SMEs segments, aimed at improving service to entrepreneurs, and the quality standards provided by retail branches to private customers was redefined. Other interventions referred to the review of the product and service range with an extension in the range of hedge funds and insurance products offered and the introduction of approximately 250 Sicavs managed by third parties.

In the **Small and medium-sized enterprises** segment – which is greatly variegated in terms of size, profitability, sector, corporate characteristics and geographic area – customer relationship management methodologies have been enhanced. Via adequate assessment tools, these support the network in the definition of specific strategies for the management of companies, even non-customers, with particular attention to those for which the risk of losing the relationship has already been identified. Gruppo Intesa is, in fact, capable of offering its SME customers a wide range of highly-innovative financial services. In particular, among the various actions which commenced in the year, the following are particularly significant: i) the offering to support enterprises' internationalisation was reviewed, via the proposal of specialised services with a high consulting content; ii) the introduction of medium-long term lending programmes dedicated to companies with specific investment programmes and to support technological innovation (*IntesaNova*); iii) the introduction of new non-traditional services (insurance, pension, etc.); iv) the preparation of an offering specifically targeted to social enterprises, associations, foundations, both with religious and non-religious background, which operate in the fields of education, health services, assistance, culture and free time.
For larger companies, a specific project was developed during the year called *Arcobaleno Imprese* and focuses, among other things, on the intensification of commercial efforts to companies with higher growth potential.

Also for the **Religious and non-profit entities** segment a new service model was designed and sets out the strengthening of relationships with the most important players in this field, via the introduction of dedicated professionals and the development of products and services specifically designed to suit this segment.

In 2004 Banca Intesa strengthened its financial advisory service for **Public sector entities**. In fact, starting from 2004 a specific department was set up, the Public & Infrastructure Finance Department, entirely dedicated to the support of Public Administrations, including central and territorial entities, large unlisted companies in which the State holds a stake (among which municipalities and utilities), public and private-sector sanitary structures, as well as large infrastructural and public utility projects, in which the State and Territorial entities operate as consignors and co-financiers. Through a territorial structure made up of 8 Main offices, a project finance desk dedicated to infrastructures and an

observatory of regulative developments and of the financing requirements of public-sector counterparties, Banca Intesa developed a specific and dedicated offering for this customer segment, that includes both traditional financial services (treasury services, commercial banking services) and structured finance services (securitisations, bond issues, project financing, advisory for mergers/privatisations).

In particular, in the sector of **financings to public administrations**, the use of bond issues was promoted as an alternative to mortgages for smaller Comuni (City halls), via the structuring of the multissues of BOC (short-term City bonds) of Comune di Reggio Emilia and Comuni dei Castelli Romani. In the health sector, Banca Intesa originated the first operation in Italy for the securitisation of the credits of health service suppliers with local Regions (the operation was called 'Atlantide', on the receivables from the Lazio Region), which is an example of numerous other interventions concluded in 2004 and aimed at relieving financial pressure on suppliers, via the active management of their credits; Banca Intesa has been appointed advisor for the construction of the new Niguarda Hospital in Milano and the hospital in Novara as well as arranger for the project finance of the new hospital in Mestre. In the sector of state transactions, Banca Intesa assisted the Ministry of Economy in the placement of the third *tranche* of ENEL shares, as well as Comune di Milano in the issue of bonds convertible in AEM shares. Furthermore, in the transport infrastructure sector, numerous financing operations were developed among which the mortgaged loan granted to ANAS for the construction of the third lane of the Rome Ring Road and the bond issued by Infrastrutture S.p.A. for the high speed train works; Banca Intesa is also acting as advisor and arranger in primary projects (among which the construction of Passante di Mestre, of the Brescia-Bergamo-Milano motorway and the new External Circular Road of Milano). Lastly, in the water and environmental sector, project finance of primary works continued, among which the construction of the plant for the integrated management of waste in Sicily, in the Provinces of Catania and Messina.

Risk management and the controls system

Banca Intesa attributes great importance to risk management and controls system, as preconditions to:

- ensure reliable and sustainable value creation in a context of controlled risk;
- protect the Group's financial strength and reputation;
- permit a transparent representation of the risk profile of its portfolios.

From this viewpoint, Banca Intesa made great efforts in the last few years to obtain the validation by Supervisory authorities of the internal models for market risks and credit derivatives, to align operating methodologies and standard practices to the indications contained in the recent regulations which discipline the definition of capital ratios to cover credit and operational risks and, lastly, to further increase the effectiveness of instruments already inserted in the processes.

The steps taken in this area not only led to increasingly rigorous and timely measurements, as required by rising market complexity, but also to greater effectiveness at the time of monitoring via more sophisticated delegation mechanisms and processes.
The definition of operating limits related to risk indicators (such as VaR) and the reference to the measurement of the "expected loss" and "capital at risk" implicit in the various portfolios, are some of the passages which make the operating declination of the strategic and operating guidelines defined by the Board of Directors, consistent along the whole of the Bank's decision-making chain, to the single operating units and to the single desk.

As concerns risks, this consistency is guaranteed by an integrated approach, that is methodologically consistent for all risk profiles and by predefined periodic monitoring activities which enable risk owners to proactively manage their portfolios and, if necessary, implement timely corrective actions.

The company functions in charge of monitoring risks and control systems – the Risk Management, Credit and Internal Auditing Departments – have periodic meetings with the functions in charge of operating units within certain Committees which have the role of monitoring the various risks profiles and the correct functioning of the monitoring mechanisms based on rigorous separation criteria. The most significant committees are:

- the ***Internal Control Committee*** – made up of three Non-executive directors – which has the duty of verifying the adequacy of the risk identification and management systems (credit, financial and operational risk) and the internal control system;
- the ***Group's Financial Risk Committee*** – made up of the CEO and the heads of Divisions and Departments in charge of the governance areas and the operating units – which analyses, quarterly and in an integrated fashion, all the Bank's risk profiles present in the trading book and the banking book, also as concerns capital requirements and the valuation of "capital at risk" and "expected losses";
- the ***Liquidity Committee*** – made up of the CEO and the heads of Finance and Treasury, Risk Management and Planning and Control Departments – which has the duty of monitoring, quarterly, any mismatching between the average duration of loans and deposits, as well as the degree of diversification in the shorter-term financing instruments and in the counterparties providing funding.

Other risk checks are placed directly in contact with the Bank's day to day operations: ***Credit Committee, Risk Meeting, New Product Committee.***

Risk management

Risk management activities are aimed at guaranteeing the constant monitoring of the main risks, regulatory compliance and an effective support of the decision-making process. This implies:

- the rigorous and timely measurement of market risks (trading and banking book), structural interest rate and liquidity risks, credit risks (trading and banking book), Country risk and operational risk. Adopted methodologies provide an integrated representation of the various risk profiles; analyses are conducted mainly on positions in the books with reference to historical and normal market conditions and are supplemented by portfolio analyses and stress test estimates, what-if and scenario simulations;
- the definition of valuation parameters and rules for contracts subject to marking-to-market and fair value, as well as structuring and direct valuation when this may not be obtained from standard tools available for the business units;
- the interaction with Supervisory authorities for the validation and maintainance internal models as wells as, in this phase, the adequacy verifications with respect to the New Capital Accord (Basel II);
- the information support to the company's planning department and to top management so that the Bank's operations may be conducted in a context of controlled risk and it is possible to assess value-generation via the measurement of "expected loss" and "capital at risk";
- the close collaboration with the operating units to extend risk management methodologies to services offered to customers;
- the support to communication to pursue the objectives of transparency with customers and the market.

Market risks

The Risk Management Charter, approved by the Board of Directors in 2003, formalised the principles which regulate risk management in the trading portfolio, attributing to the Risk Management Department the responsibility of performing measurement and monitoring of market and counterparty risks connected to the subscription of bonds (in particular issued by corporates, financial institutions, emerging Countries); the valuation of counterparty exposures and risks relative to OTC derivatives is shared with the Credit Department.

In addition to the committees mentioned above, the governance of market risks is supported by the following checks: Banca Intesa's Risk Meeting, Banca Intesa's New Product Coordination, Banca Caboto's Risks Committee, Banca Caboto's New Product Committee.
Banca Intesa's Risk Meeting and Banca Caboto's Risk Committee are charged with the weekly management of risk profile, the in-depth analysis of the main trading strategies, the analysis of the impact of alternative market scenarios, as well as the debate on the evolution of the macroeconomic and financial situation.
Banca Intesa's New Product Coordination and Banca Caboto's New Product Committee are in charge of disciplining the introduction of new products, ensuring that these are launched in risk situations which are controlled in terms of appropriateness of measurement and process methodologies.

The IT architecture and the methodological approach which measure the risks of Banca Intesa and Banca Caboto use applications which permit the organisation of outstanding positions (data management), the management and estimate of market data (market data management), the structuring of structured bonds and derivatives (securities data management), as well as the calculation of risk measures, among which VaR.
Daily estimates of operating VaR are used to assess the sensitivity of the trading portfolio to adverse market movements relatively to the following risk factors: interest rates, equity and market indices, foreign exchange rates, implicit volatilities, spreads in Credit Default Swaps. These estimates are mostly calculated based on simulations of past time-series, a 99% confidence level and one-working day holding period; delta-gamma-vega VaR is also calculated for the structured equity positions of Banca Caboto in London. This methodology sets out the full-revaluation of all the trading contracts based on the past returns of the risk variables, weighted with exponential formulas. VaR is complemented by the calculation of other risk indicators (such as PV01, Credit Sensitivity CS01, Vega1%, directional stress tests, correlation stress tests, inflation stress tests) which

improve the accuracy of the risk profiling, especially in presence of non-linear components.

The Supervisory authority validated the internal models for the measurement of capital absorption of Banca Intesa (2001) and Banca Caboto (2003). The model relative to credit derivatives (credit default swaps) was validated in 2004. VaR is periodically compared with the daily profit and loss results actually realised by the trading desks for the purpose of backtesting the model.

For other subsidiaries, the controls system is currently being integrated. As part of the Group's Governance Project, the roll-out of the technological architecture for the consistent calculation of VaR at the Central-European subsidiaries was completed; in parallel the means of approval and monitoring of operational risk limits have been innovated and entail surveillance activities by Banca Intesa's Risk Management Department.

In 2004 market risks originated by Banca Intesa and Banca Caboto showed a downward trend which led period-end VaR to 15.4 million euro (average for the fourth quarter of 2004), with a marked contraction with respect to the figure at the end of 2003, of 22.4 million euro (average for the fourth quarter of 2003). This risk exposure was measured summing up past time-series simulation VaR (99% confidence level and one-working day holding period), VaR of structured equity portfolios of Banca Caboto in London (99% confidence level and one-working day holding period), risk of the alternative investments portfolio and the stress tests applied to illiquid parameters (correlation).

(average values in the period in millions of euro)

Daily value at risk (VaR) of the trading portfolio of Banca Intesa and Banca Caboto

	4th quarter 2004	3rd quarter 2004	2nd quarter 2004	1st quarter 2004 (*)	4th quarter 2003 (*)
Banca Intesa	13.1	15.2	17.3	17.8	20.0
Banca Caboto	2.3	2.2	2.4	2.4	2.4
Total	**15.4**	**17.4**	**19.7**	**20.2**	**22.4**

(*) VaR was recalculated based on past time-series simulation and the average quarterly figure is presented, consistently with the management methodology introduced at the time of the Half-year report 2004.

The breakdown of risk profile at the end of 2004 with regard to the various risks factors showed for Banca Intesa, the prevalence of equity risk (36% of overall VaR), also due to the progressive contraction of interest rate risk over 2004. Instead, for Banca Caboto interest rate risk was the most significant risk factor (54% of the total).

(period-end percentage on area total)

Contribution of risk factors to overall VaR					
4th quarter 2004	Shares	Funds	Rates [*]	Foreign Exchange	Correlation
Banca Intesa	36%	30%	32%	2%	0%
Banca Caboto	27%	0%	54%	0%	19%
Total	**35%**	**26%**	**35%**	**1%**	**3%**

[*] inclusive for Banca Intesa of VaR of single name trading CDS.

During the year the downward trend of Banca Intesa's risk profile was characterised by the progressive decrease of the weight of interest rate risk over the second half accompanied by the rise in equity risk due to market opportunities at the end of the period. Furthermore, the portion of the portfolio invested in funds and the foreign exchange component also decreased. The contribution to risk profile of the operations in Milano continued to be considerably higher than that made by foreign offices (concentrated on interest rate and foreign exchange rates). Also Banca Caboto's risk profile highlighted a downward trend in 2004, with an increase in the average figure for the fourth quarter of 2004 compared to the previous quarter, due to equity market opportunities at the end of the period.

The following graph clearly shows the aforementioned downward trend of market risks for the portfolios of Banca Intesa and Banca Caboto (the daily results indicated below do not contain the weekly estimate of the stress tests applied to illiquid parameters).


Market risks trend
Daily VaR 99%, in millions of euro
Millions
24
22
20
18
16
14
12
10
Jan
Feb
Mar
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
INTESA + CABOTO
INTESA

The use of operational limits allocated to organisational units on average equalled 58% in Banca Intesa and 41% in Banca Caboto; the maximum use in the period totalled 73.6% (2nd quarter) in Banca Intesa and 68.2% (1st quarter) in Banca Caboto.

As far as the Central-Eastern European subsidiaries are concerned, exposure to markets risks was far more contained with respect to the Parent Company, with the maximum use of VaR limits under 40% for the entire fourth quarter of 2004.

Credit derivatives

Banca Intesa's trading activities in Credit Default Swaps (CDS), showed at the end of the period a VaR in past time-series simulation of 0.91 million euro (average figure for the fourth quarter; 99% confidence level, one-working day holding period) of which approximately 80% was generated by contracts on indices or investment grade borrowers (mainly in the communications, financial and consumer cyclical sectors). Breakdown of the portfolio showed a growing diversification, with an appreciable weight of European and US corporate indices; no significant net protection sales on single companies emerged in the last months of the year. In 2004 VaR of the trading CDS components increased, especially as a result of the rise registered in the first half.
At the end of 2004 CreditVaR of CDS in Banca Intesa's banking book totalled 1.75 million euro (the analysis simulates the changes in value due to changes in the creditworthiness of underlying securities and counterparties, including bankruptcies, adopting a one-year holding period and a 99% confidence level).
Banca Intesa's activities in Collateralized Debt Obligations (CDO) were concentrated in the trading book and, in terms of notional, were mainly made up of synthetic senior and supersenior positions (with rating of AAA). The exposure in protection sales on junior *tranche* was limited to 73 million euro, partly hedged dynamically by credit default swaps.

Issuer and counterparty risk

Issuer risk in the trading portfolio is analysed in terms of mark to market, by aggregating exposures in rating classes and is monitored using a system of operating limits based on both rating classes and concentration indices. Counterparty risk, measured in terms of substitution cost, is monitored both in terms of exposures and sector and risk class aggregates.

ALM and liquidity risk

At the beginning of 2004 the systems managing liquidity risk were strengthened, under the coordination of the Liquidity Committee. The search for an almost perfect balance between the average maturity of loans and deposits, as well as the considerable degree of diversification both of shorter-term lending contracts and funding counterparties, was enacted via the monitoring of liquidity limits, funding concentration ratios and exposure on the interbank market. In 2004 such indicators did not evidence any critical situations.
The rules and processes for the management of any emergencies caused by a liquidity crisis are set out in the Contingency Liquidity Plan which is activated in the event of systemic or specific crises (short- or long-term), that are monitored daily by specific indicators.

Credit risk

The activities for the implementation of the New Capital Accord, generally referred to as Basel II, continued in 2004. In this context, the definition of the main reference models – in terms of methodologies, processes and IT systems consistent with the prerequisites for the adoption of the Advanced IRB approach – was completed. Simultaneously the activities for the extension of the model to the significant subsidiaries started. The subsidiaries which fall within the project have been involved in an assessment process aimed at defining an action plan; in parallel the realisation of an architectural-application solution aimed at representing the trend recorded by the portfolio and the calculation of default probabilities of customers shared within the Group commenced.

As part of the project, the rating models were chosen based on their capacity to better represent customer risk profiles, diversifying the methodologies (scoring models, quali-quantitative statistical models and judgemental models) for the purpose of optimising the information set available and seizing the specific characteristics of each customer segment. In particular, over 15 differentiated rating models were developed based on the type of borrowing counterparty, sector and turnover. The use of various models, based on differentiated valuation scales (from 9 to 17 depending on

the segment), required the insertion of the single estimates in a single master scale which aggregates counterparties on the basis of homogenous default probabilities (PD). This scale is currently defined on 9 classes plus the default categories, but an extension for the purpose of guaranteeing a greater graduality is currently being developed.

For the purposes of the calculation of the Loss Given Default (LGD), which represents the loss that the Bank is expecting to bear in case of default, and Exposure at Default (EAD), the record fields have been prepared and meet the requisites to be compliant with the IRBA approach. Moreover, the time-series have been reconstructed and the first estimate of recovery rates has been realised.

The estimates of PD-LGD-EAD are used to measure the "expected loss" which concurs to define the Bank's provisioning policies; furthermore, such estimates also feed the model portfolios which are used to measure "capital at risk" using a CreditVar approach, to cover the loss exceeding the estimated loss. Such instruments enable to seize the correlation/diversification effects present in the various portfolios and are therefore functional to a proactive management of credit risk, to support allocative and commercial policies.

The analysis of the risk profiles which characterise the various portfolios is combined with a quarterly estimate of the impact of adverse conditions (stress analyses) such as the slump of stock prices or increases in default probabilities for certain sectors.

The evolution of accounting criteria to make them IAS-compliant represented an occasion to combine the new accounting standards with the elements developed within the Basel II project. In this context, the percentage of expected loss derived from the risk components PD and LGD is included in the process of collective valuation as segmentation factor of loans to customers and as proxy in the determination of the percentage write-down to be applied to the performing loan portfolio. The common starting point of such figures ensures the methodological convergence of the two calculations and at the same time a greater consistency between estimated provisions for accounting purposes and the quantification of the capital requirement for supervisory purposes.

Overall, the ratings developed in the project cover approximately 90% of borrowing counterparties and 80% of the Bank's loan portfolio.

The typical weekly analysis and monitoring of the individual credit risk and portfolio credit risk of large international customers, highlighted a considerable reduction in overall exposures with respect to December 2003 and breakdown by geographic macroarea showed that the net prevalence of Europe continued. In the same period loan portfolio quality, measured in terms of Expected Default Frequency of borrowers, greatly improved.

Country risk

In 2004 the actions to adapt the decision-making process and the measurement system for Country risk continued. The latter is aimed at considering the macroeconomic and geopolitical issues which may determine a financial crisis or a default, irrespective of the behaviour of the single borrowing counterparty.
In this area, the procedures for the attribution of the limits for the management of risk have been reviewed and the Board of Directors resolved upon a new overall maximum limit and concentration limits broken down by rating classes and geographic areas. Furthermore, also the bookkeeping procedure for Country risk was reviewed for the purpose of permitting a daily representation of exposures (in terms of single counterparties and single transactions) and their concentration broken down by geographic area and rating class. In 2005 the procedure will be extended to the measurement of exposure to Country risk of subsidiaries abroad.
The results of risk analyses are presented monthly and discussed by the Credit Committee for the resolutions which fall within its competence. The procedure is accessible daily by the business structures to facilitate first level monitoring activities.
Assessment of creditworthiness of sovereigns is based on an Internal Country Rating model which is used quarterly to update the rating of over 190 Countries.
On the basis of this model in 2004 Banca Intesa's credit portfolio – as concerns Country risk – was concentrated in Countries

with high ratings (exposures to investment grade Countries represented 71% of overall exposure at the end of 2004), and in particular with A+/A- rating (36% of the total). The rating of the portfolio improved during 2004, percentage exposure to speculative grade Countries decreased to 29% at the end of the year. Country risk is implicit in the expected losses and Credit VaR illustrated above.


2%
14%
16%
13%
20%
35%
AA-/AAA
A-/A+
BBB-/BBB+
BB-/BB+
B-/B+
<=CCC+

Operational risk

Operational risk is defined as the risk of sustaining losses deriving from inadequate or failed internal processes, people and systems or due to external events. Operational risk excludes strategic and reputational risks whereas it includes legal risk, that is, the risk deriving from breach or non-compliance with laws and regulations in force or from scarce transparency as concerns the legal rights and duties of counterparties in a transaction. This risk includes, among others, exposure to fines, penalties, or punitive damages resulting from actions taken by Supervisory authorities.

Gruppo Intesa is implementing a framework for the proactive management of Operational Risk centred on the realisation of a new governance model and policy & procedures, as well as the application of standards, methodologies and instruments which permit to calculate the risk exposure and the effects of mitigation for each organisational unit. For this purpose approximately 350 professionals are responsible for feeding the model within their organisational unit and for the management of operational risk at local level.
These relationships are aimed at satisfying the requisites of the New Capital Accord regarding the use of AMA (Advanced Measurement Approach) internal models for the calculation of the capital requirement.

Banca Intesa's Internal Model combines both quantitative and qualitative information sources.
The qualitative component (Self Risk Assessment) is focused on the valuation of the risk profile of each unit – potential future losses, effectiveness of controls, forms of mitigation – and is based on the use of a model for the classification of risks calculated through a model which permits to translate estimated exposures to operational risk in Values at Risk. The result of each questionnaire is subject to an independent assessment by the Internal Auditing Department.
Instead, the quantitative component is based on the analysis and statistical formalisation of historical loss data, registered both internally – via the feeding of a loss database – and externally via the participation to consortium initiatives such as DIPO (Database Italiano Perdite Operative – Italian Operating Loss Database managed by the Italian Banking Association), GOLD (Global Operational Loss Data, managed by the British Bankers' Association) and ORX (Operational Riskdata Exchange Association). For the purpose of further improving the quality and reliability of information a project aimed at managing and measuring risk in branches, called "Gestione e Rilevazione Perdite in Filiale", commenced and has the objective of increasing the quality and completeness of information. This will also permit to more accurately monitor operational risks at the

various levels of responsibility, defining limits and improvement targets.

The calculation of exposure to operational risk is made for both the quantitative part and the qualitative part using an LDA (Loss Distribution Approach) model; certain external losses are integrated via EVT (Extreme Value Theory) techniques. Estimates are bases on a one-year holding period and a 99.9% confidence interval. To seize the residual potential risks, the results obtained via the quantitative analysis are then calibrated via a control quality index prepared for each organisational unit by the Internal Auditing Department.
The results of the two methodologies are then integrated by weighing them on the basis of the specific representativeness of the risks analysed and the relative peculiarity of available data and information.

Actions are under way – such as the optimisation of the insurance portfolio, the completion of the Business Continuity Plan and the enhancement of organisational and control processes – which will permit to increase the effectiveness of the instruments in charge of covering and mitigating operational risks at all Group levels.

Credit granting process

In 2004 the Bank continued its actions aimed at achieving improved asset quality and risk profile – indicated as strategic objectives in the 2003-2005 Business Plan – to be pursued also via the recomposition of the investment mix, the increase in assets allocated to retail activities (which include small and medium-sized companies) and an overall reduction of the incidence of exposure to large corporates.

The improvement of loan portfolio quality is obtained by adopting specific operating checks for all the phases of loan management (analysis, granting, monitoring, managing non-performing loans).

The management of credit risk profile is pursued starting from the analysis and granting phases via: i) checks on the existence of the necessary conditions for creditworthiness, with particular focus on the client's current and prospective capacity to produce satisfactory income and congruous cash flows, ii) the assessment of the nature and size of proposed loans, considering the actual requirements of the party requesting the loan, the course of the relationship already in progress with the Group and the presence of any relationship between the client and other borrowers, and iii) the search of a structure of loans so to favour the flow of operations to be carried out on the specific fiduciary relationship and, possibly, via cross selling of banking products and services.

Surveillance and monitoring, is currently based on an internal controls system aimed at the optimal management of credit risk. In particular, such activities are carried out using measurement methods and performance controls that permitted the construction of a synthetic risk indicator, available on a monthly basis. It interacts with processes and procedures for loan management (periodic reviews, loan applications, watchlist loans) and for credit risk control and permits to formulate timely assessments when any anomalies arise or persist.
The positions to which the synthetic risk index attributes a high risk valuation which is confirmed over time are intercepted by the Doubtful Loan Process. The latter, supported by a dedicated IT procedure, enables to constantly monitor, largely with automatic interventions, all the phases for the management of anomalous positions.

Furthermore, all fiduciary positions are subject to a specific periodic review carried out for each counterparty/economic group by the competent central or peripheral structures based on the credit line limits; furthermore, an automatic *ad hoc* audit procedure is in place for fiduciary relationships of small amounts and with low risk indices.

The exchange of basic information flows among different Group entities is assured by the Group's "Centrale Rischi" (exposure monitoring and control system) and by "Posizione Complessiva di Rischio" (global risk position), that enable to highlight and analyse credit risks for each single client/economic group both towards Gruppo Intesa as a whole and towards individual Group companies.

In 2004 the Information Portal of the Credit Department already available for the Retail Division's operating units was also extended to the structures of the Corporate Division. This instrument enables access via Banca

Intesa's Intranet to a wide range of standard reports dedicated to the loan portfolio of competence, updated monthly, and to a series of "Alerts" which enable to identify the potentially-critical situations among those analysed.

Internal controls system and auditing

With reference to internal auditing, the Internal Auditing Department is attributed the responsibility of surveillance on the regular proceeding of the Group's operations processes and risks, assessing the overall functionality of the internal controls system. It also guarantees the effectiveness and efficiency of Company processes, the safeguard of asset value and loss protection, reliability and integrity of accounting and management information, as well as transaction compliance with the policies defined by the Company's governance bodies and with internal and external regulations.

Surveillance was carried out directly for the Parent Company Banca Intesa and for certain subsidiaries which have an "in service" contract for risks control, while second level control was conducted for other Group companies. Indirect supervision was carried out via direction and control over the adequacy and functionality of the internal auditing structures of Group subsidiaries in Italy and abroad. Direct review and verification interventions were also carried out.

In carrying out its interventions, the Internal Auditing Department used preliminary methods of analysis of risks, defining the plan of the subsequent verifications based on the priorities which emerge from the preliminary valuations; the criterion used for planning interventions, previously based on risks, has been integrated with the objective of in any case guaranteeing that operating units, in particular the Network, are provided with adequate temporal and physical coverage.

The valuations of the internal controls system deriving from the checks have been periodically transmitted to the Company Bodies in charge of management and control and the most significant irregularities have been promptly signalled and illustrated in detail to the Board of Statutory Auditors. Any weak points have been systematically notified to the units involved for prompt improvement actions which are monitored by follow-up activities.

File No. 82-35020

The introduction of International Accounting Standards

REGULATORY PROVISIONS

As already described in the Annual report 2003, Regulation 1606/02 approved by the European Parliament on 19th July 2002, requires that companies listed in member states draw up consolidated financial statements applying International Accounting Standards (IAS/IFRS), after their homologation by the European Commission, as of 1st January 2005. The Regulation sets out the possibility for Member States to permit or prescribe the application of the aforementioned principles also for individual financial statements of listed companies and for individual and consolidated financial statements of unlisted companies.
The homologation process of current principles issued by IASB was also recently completed by the European Commission. In particular, IAS 39 relative to financial instruments was ratified last December and for its profoundly innovative characteristics with respect to the principles currently used in most of the European Countries, required a great effort by Community and national bodies to reach common conclusions.

In Italy the Government recently approved the Legislative Decree which ratifies the new principles. This Decree, in compliance with the delegated powers received by Parliament, extended the application of IAS principles also to the individual financial statements (facultative for 2005 and compulsory from 2006) of listed companies, banks and other financial entities subject to supervision and to the consolidated financial statements of banks and financial companies subject to supervision and of unlisted insurance companies. Furthermore, companies have been left the faculty of applying the new principles to all the companies which must draw up consolidated financial statements and the subsidiaries controlled by the latter, by listed companies, by banks and by financial companies subject to supervision. Moreover, the legislative measure also provides for the harmonisation of civil and tax provisions, necessary in order to apply the new accounting principles in the individual financial statements. Civil provisions refer to the distribution of profits and allocation of reserves and tax provisions which confirm the mechanism for the determination of taxable income, based on the principle of derivation from the statement of income, and introduce the changes which are absolutely necessary for the application of the new principles, safeguarding as far as is possible the neutrality of tax provisions with respect to the various criteria used to prepare the financial statements.
The combined effect of these provisions enables companies the use of uniform accounting principles for Parent Company and consolidated financial statements, that is an essential condition for the intelligibility of accounting information.
With reference to the financial statements of banks and financial companies subject to supervision, the decree confirms the powers of the Bank of Italy already set forth by Legislative Decree 87/92 as concerns the definition of compulsory forms and the contents of the notes to the financial statements.

THE CONVERSION PROJECT

In 2003 Banca Intesa started the "IAS Project" for the implementation of the international accounting principles which involves the Parent Company and all Group companies.

The first phase of the Project, concluded during 2003, was aimed at the conceptual analysis of the new accounting rules, as well as at identifying and evaluating their impact not only with regard to accounting but also on management and operations. These activities have been a necessary precondition in the preparation of the master plan of implementation interventions and the

subsequent start of the second phase of the project.

This second phase – more important and complex – was managed in 2004 and entailed detailed functional analyses, and the design and realisation in the IT system of the functionalities necessary to satisfy the new accounting requirements. In parallel with such realisation activities, the organisational interventions aimed at reviewing certain processes and roles significantly affected by the new accounting provisions were also defined in 2004.

From the viewpoint of the organisation of the second phase of the project a programme management function, set up within the head office, followed and guided all the activities both within the Parent Company and Group companies, with the support of external consultants. Implementation activities were "distributed" in thematic work-groups, the responsibility of which was assigned to the head office departments that when the conversion is completed will be in charge of the new or different activities and will therefore be more heavily affected by IAS. The aspects connected to the valuation of securities and derivatives have been attributed to the Risk Management Department, the processes relative to the management of ALM and hedging transaction have been assigned to the Finance Department, the activities connected to the valuation of loans have been attributed to the Credit Department and the Risk Management Department while the processes relative to segment reporting have been charged to the Planning and Control Department.
Lastly, the Administration Department was directly in charge of all the other impact areas which basically presented an accounting impact and supported all work-groups for the purpose of ensuring the correct reporting of the various activities.

The release and realisation of the interventions on the IT system have been accelerated especially in the last few months of 2004, also following the evolution of regulation both in Italy and in the EU. The release of the last application components and the relative IAS functionalities is under way in the first months of 2005; the realisation of the First time adoption of IAS/IFRS is proceeding in parallel.

The completion of the project especially as concerns the compulsory forms for the financial statements and required information, as well as the adaptation of Disclosure for supervisory purposes necessitate a timely clarification by the Competent Bodies. Therefore, activities in the first half of 2005 will be concentrated on these aspects.

In the realisation phase of the project over 8,000 days have been dedicated by the internal resources of Banca Intesa and Group companies, approximately 31,000 days for ICT developments by the ICT Systems Department and its external suppliers and approximately 7,500 days by external consultants.

Overall, for the management of the project on all Group entities, IT investments amounted to approximately 30 million euro (considering both internal costs and outside suppliers), to which operating costs for approximately 9 million euro must be added.

Organisational impact

The regulations which accompany the adoption of IAS/IFRS imply an extension of the typical role of the accounting function and a greater interaction with the other Departments in charge of managing risks and the pricing, risk modelling and valuation processes, since the new principles (and the required levels of disclosure) require the representation of company operations based on their economic substance and the correlated risks.

The principal organisational impacts refer to the review and adaptation of the existing operating processes, the design and implementation of new processes, as well as the review of the size and the extension of the competencies available within the various structures both operating and administrative and control.

For the Parent Company interventions mostly referred to Risk Management, Administration, Equity Investments and Finance, in particular with reference to the pricing and fair value valuation processes to be applied to securities, derivatives and equity investments, to the valuation processes of counterparty risk and credit risk and operating and accounting management of hedging transactions.

The advantages and disadvantages connected to the centralisation/decentralisation of the processes affected by the adoption of IAS have been assessed for Group companies. For this purpose the same IT systems represented an important element to ensure consistent and integrated management and to guarantee an information flow which enables to comply with the requirements set forth by regulations. Similarly size of the company and business specialisation are variables which influenced the centralisation decisions, also on the basis of available competencies. Activities that may lead to economies of scale and for which it could have proved difficult to establish or strengthen specialised financial competencies at single companies have been centralised; this decision facilitated the diffusion of a common "language" which will be strengthened by the updates of Group policies and Governance interventions as well as by the new accounting manual which are being completed in 2005.

The new valuation activities to be applied to securities and derivatives, both held by Banca Intesa and by the Group, have been centralised at the Risk Management Department; in fact from a IAS viewpoint, the volumes of securities and derivatives which must be valued increase significantly as a consequence of the extension of the use of fair value. The more constraining valuation rules for financial instruments, also unlisted instruments, require the identification of a function with high financial competencies, but at the same time is independent of the structure which manages this business.

The following activities have been centralised under the responsibility of the Equity Investments Department: i) the classification and valuation of all direct and indirect equity investments, ii) the decision of the valuation model and the determination of the fair value of equity investments which fall within the application of IAS 39, as well as iii) the calculation of the impairment test for subsidiaries, associates and joint ventures. New duties will be attributed also with reference to the process of acquisition of new equity investments which will be affected by the variations introduced by IAS, since all new acquisitions must be recorded at fair value.

The correct application of hedge accounting cannot do without Asset and Liability Management. Therefore, the Finance Department has been charged with operating management of hedges and the Risk Management Department is responsible for the verification of the effectiveness of such hedges.

The management of analytical adjustments on non-performing loans modifies the activities for the determination of presumed losses to be charged to the managers, which must consider, in their new calculation methods, the borrower's reimbursement programme.

The decision to determine the collective valuation of performing loans according to criteria consistent with the requisites set forth by Basel II, implies the involvement of the Risk Management Department and the Credit Department in the processing of technical and operating figures (estimates of expected loss and probability of default). Such criteria, initially envisaged for the Parent Company and certain Group companies, will be progressively extended to other companies which will use simplified models for a transition period.

Interventions on the IT system

The interventions on IT systems referred to both the realisation in the existing procedures of the functionalities required to comply with the new IAS requirements, as well as the identification and the preparation/integration of new software applications for a more effective management of the areas which are affected by IAS. In general the interventions have been centralised in Banca Intesa in presence of common IT systems, while these have been managed autonomously by individual Group companies, though maintaining a check by the Parent Company and monitoring the alignment of the solutions with the guidelines issued by the Parent Company, in the cases of non-common systems or in presence of specific business applications (e.g., leasing, factoring).

In particular, the main impacts on the IT systems have been identified in the following areas:

- securities and derivatives: adaptation of procedures for the management of classification, valuation and calculation of amortised cost of proprietary financial securities (securities, derivatives and equity investments);

- ALM and Hedges: installation and integration with the other procedures of a new application for the management of ALM and hedge accounting;
- loans: adaptation of the application for the management of the classification of loans and integration in the IT system of a new application for the analytical valuation of non-performing loans, as well as, in the future, for the management of the collective valuation of performing loans;
- segment reporting: adaptation of the application/architecture for the preparation of primary and secondary sector information;
- accounting and financial statements: adaptation of the application for the management of bookkeeping entries in a IAS logic and implementation of the applications for the preparation of the Parent Company and consolidated financial statements.

MAIN IMPACTS OF INTERNATIONAL ACCOUNTING STANDARDS

The first time application of the International Accounting Standards as of 2005 must occur according to the provisions indicated in a specific International Standards (IFRS 1) which sets out a retroactive application of the new rules. Therefore, it is necessary to calculate the balance sheet as at 1st January 2005 on the basis of the new principles and the effects of such adjustment must be recognised in a reserve of shareholders' equity.

The analysis of the new accounting rules and specific projects have led to identify the following main impacts on balance sheet items.

Loans

IAS require that the valuation of non-performing loans consider the time for recovery of exposures. This requires the determination of the net present value of the presumed recovery value. Furthermore, for the determination of collective adjustments to performing loans compliance to IAS considers the criteria indicated by Basel II which are being progressively introduced.

Securities

The new principles set out the classification of securities in four categories: securities at fair value through profit and loss, securities available for sale, securities held to maturity and loans and receivables. The securities classified in the first two categories must be measured at fair value. The application of this valuation criterion, also for unlisted securities, contrary to their current registration, leads to the registration of capital gains.

Derivatives held for trading

The impacts of IAS on derivatives refer to both accounting and valuation criteria. With reference to the first aspect, all derivative contracts must be recorded separately in the financial statements, even if they are embedded in other financial instruments which are not recorded at fair value. As concerns valuation criteria, IAS 39 requires – in the determination of market value – the application of the bid-ask spread and a risk adjustment to consider the counterparty's credit risk.

Hedging derivatives

The application of fair value in the valuation of derivatives also refers to contracts stipulated for hedging financial risks. This leads – in the case of hedging of the variation in the market value of another financial instrument – to the need of extending, for the purposes of a consistent valuation method, the same valuation criteria to the hedged item. This principle of consistency may only be maintained in presence of effective hedges, that is hedges in which the changes in fair value offset opposite changes in the value of the hedged item. Instead, in the case of cash flow hedging, IAS 39 requires the valuation at fair value (with recognition of the effect in a reserve in shareholders' equity) of the sole hedging derivative. Furthermore, derivative contracts stipulated between Group companies may no longer be accounted in consolidated financial statements.
These new rules have led to revise the accounting and valuation criteria of hedges and in certain cases it has been necessary to close the contracts in advance, subsequently stipulating new hedges compliant with the requisites of IAS 39.

Equity investments

IAS principles require the valuation of equity investments in companies, which cannot be qualified as subsidiaries, associates and joint ventures, at fair value and complex criteria to verify the presence of permanent losses in

the value of equity investments which are part of the consolidation area. Furthermore, goodwill recorded in previous periods may no longer be amortised over a set period of time but must be subject to impairment testing based on the estimated future cash flows from the companies or operating units which generated such goodwill.

Other significant impacts

Among the other factors which affect shareholders' equity as at 1st January 2005, with reference to tangible fixed assets, noteworthy is the adoption of the so-called "component approach" in the amortisation of assets and this will require the elimination in the book value of assets of the component attributable to land and the consequent reversal of past amortisation attributable to this last value; as concerns the allowances for risks and charges, the need to consider the time value of money determines a reduction in provisions made in previous years.

The combined effect of the interventions described above should lead to a decrease in shareholders' equity, mostly attributable to the inclusion of the maturity factor in the valuation of loan positions, which should lead to positive impacts on the statement of income in future years.

After the adoption of IAS principles and the connected interventions on shareholders' equity, capital ratios would in any case remain on more than adequate levels.

File No. 82-35020

Banca Intesa's governance

SHAREHOLDER BASE AND VOTING SYNDICATE

Shareholder base

Banca Intesa's shareholder base as at 31st December 2004 – detailed in the following table – includes reference shareholders which are part of a Voting syndicate and hold 44.76% of the Bank's ordinary shares (40.77% is vested in the Syndicate) and approximately 202,000 shareholders holding 55.24%.

Name	Shares included in the Voting syndicate	Shares not included in the Voting syndicate	Total shares	% of shares included in the Voting syndicate on total	% of shares held on total
Crédit Agricole S.A.	876,110,007	191,313,552	1,067,423,559	14.81	18.04
Fondazione CARIPLO	535,485,244	19,093,075	554,578,319	9.05	9.38
Generali group	340,781,182	16,994,793	357,775,975	5.76	6.05
including					
• *Assicurazioni Generali*	*1,000,000*	–	*1,000,000*		
• *Alleanza Assicurazioni*	*248,169,637*	*67,201*	*248,236,838*		
• *Other subsidiary companies*	*91,611,545*	*16,927,592*	*108,539,137*		
Fondazione CARIPARMA	254,375,410	6,139,792	260,515,202	4.30	4.40
Gruppo Lombardo	204,839,873	2,271,302	207,111,175	3.46	3.50
including					
• *Banca Lombarda e Piemontese*	*139,963,274*	*204,336*	*140,167,610*		
• *I.O.R.* (*)	*42,917,536*	*2,066,966*	*44,984,502*		
• *Mittel*	*21,959,063*	-	*21,959,063*		
Commerzbank A.G.	200,290,976	-	200,290,976	3.39	3.39
Total Shareholders in the Syndicate	**2,411,882,692**	**235,812,514**	**2,647,695,206**	**40.77**	**44.76**
Total other Shareholders	-	3,268,012,020	3,268,012,020		55.24
Total	**2,411,882,692**	**3,503,824,534**	**5,915,707,226**		**100.00**

(*) Shares with beneficial interest in favour of Mittel S.p.A.

Voting syndicate

On 11th April 2000 the main Shareholders of Banca Intesa signed a Voting syndicate agreement which modified and/or integrated the one stipulated on 15th April 1999. The agreement is designed to ensure continuity and stability of management policies regarding the activities of Banca Intesa and its subsidiaries and to guarantee the Banking group's independence and managerial autonomy in the future.

None of the parties to the Agreement may individually control the Company. The Syndicate operates through: a) the *General Meeting*, comprising representatives of the parties to the Syndicate and which meets to consider any matter of common interest relating to the management of Banca Intesa

and its subsidiaries; b) the *Management Committee*, which is composed by a number of members equal to the number of parties forming the Syndicate, plus a Chairman, if not elected among the Committee members. The Management Committee establishes Group budget, policies and strategies, financial reporting and dividend policies, capital increases, mergers, changes to the Company's Articles of Association, acquisitions and divestments of controlling interests and of financially or strategically significant businesses and, generally speaking, it expresses its view – in advance – on all relevant decisions for Banca Intesa and its subsidiaries. Furthermore, it designates the Chairman, the Managing Director and/or the General Manager of Banca Intesa and the Chairmen, the General Managers and the Managing Directors of the principal subsidiaries; c) the *Chairman*, elected by the Management Committee, by an absolute majority of syndicated holdings. The transfer of the syndicated shares is subject to pre-emption, with the exception of the transfer in favour of parent, subsidiary or sister companies as well as for the transfer of shares syndicated within "Gruppo Lombardo". The Agreement expires on 15th April 2005 and it may be tacitly renovated every three years, save for cancellation six months before the expiry date. Commerzbank A.G. gave notice in time of its cancellation, while the Agreement has been tacitly renovated for three years until 15th April 2008, by the other five syndicate members (Crédit Agricole, Fondazione Cariplo, Generali group, "Gruppo Lombardo" and Fondazione Cariparma). I.O.R. and Mittel of "Gruppo Lombardo" communicated that as of 15th April 2005 they will reduce their syndicated holdings from 0.72% to 0.50% and from 0.37% to 0.25% respectively. Consequently, the syndicated holding of "Gruppo Lombardo" will decrease from current 3.46% to 3.12% of the ordinary share capital of Banca Intesa.

ADMINISTRATIVE BODIES

Shareholders' Meeting

In compliance with the Company's Articles of Association and regulations in force, the Ordinary Shareholders' Meeting is called at least once a year and resolves upon:

- approval of the financial statements;
- appointment and revocation of Directors; appointment of the Statutory Auditors and the Chairman of the Statutory Auditors; determination of the related remuneration;
- appointment of the Independent Auditors and determination of the related compensation;
- responsibilities of Directors and Statutory Auditors;
- any other matter attributed by the law to the competence of the Shareholders' Meeting.

The Extraordinary Shareholders' Meeting resolves upon the changes in the Articles of Association, the issue of convertible bonds and any other matter attributed by the law to its competence.

Powers of Banca Intesa's administrative bodies

Board of Directors

In compliance with the Company's Articles of Association, the Board of Directors has the exclusive responsibility for the following decisions:

- determination of general operating policy;
- appointment of one or two Managing Directors and the delegation of the related powers;
- appointment of one or more General Managers, one or more Joint General Managers, one or more Deputy General Managers and the delegation of the related powers, on proposal of the Managing Director;
- purchase and sale of equity investments which lead to changes in the structure of the banking group;
- determination of general organisational structure as well as the creation of Committees or Commissions with consultative or coordination functions;
- determination of criteria for the coordination and direction of Group companies and for the implementation of the regulations of the Bank of Italy.

Furthermore, the Articles of Association, as modified by the Extraordinary Shareholders' Meeting of 24th June 2004, attributes to the exclusive competence of the Board of

Directors the resolutions regarding mergers in the cases provided for by Articles 2505 and 2505-*bis* of the Italian Civil Code, the reduction of share capital in case of recess of a shareholder, the establishment or closure of secondary registered offices, the transfer of the Registered office to another city in Italy, the indication of which Directors may represent the Company and changes the Articles of Association to comply with new legal provisions.
Furthermore, the most significant transactions – in terms of financial, economic or balance sheet impact – with related parties must be examined and approved by the Board of Directors.

Executive Committee

The Board of Directors, in its meeting held on 13th January 2004, attributed to the Executive Committee all the powers and responsibilities which are not exclusively reserved to the Board itself, within the limits which may be set out by Internal regulations, and in particular the Executive Committee has been attributed all the powers with regard to lending and credit risk with customers.
In case of urgency, the Committee may make resolutions on any operation provided that decisions are not exclusively attributed to the Board of Directors. Committee decisions must be communicated to the Board in the first following meeting.

Chairman of the Board of Directors

The Company's Articles of Association set forth that the Chairman of the Board of Directors, Giovanni Bazoli, is responsible for the direction and coordination of Company business, the Company's bodies and of the Managing Director. The Chairman represents the Company before any third party, also in any judicial proceeding, and may sign in the name and on behalf of the Company.
In case of urgency, the Chairman of the Board of Directors may take decisions normally attributed to the Board of Directors and the Executive Committee, whenever the latter cannot meet, provided that decisions are not exclusively attributed to the Board. Should the Chairman be unavailable, the Deputy Chairmen or, in their absence, the Managing Director, have the same power. The competent Administrative Bodies must be informed of any such decisions in their first following meeting. Furthermore, the Chairman is in charge of maintaining relationships with Shareholders, informing them, and – in agreement with the Managing Director – of external communication, relations with Authorities, as well as the programming of the Company's and the Group's initiatives related to culture, the safeguard and valorisation of the historic, archeologic and artistic heritage and the management of the Allowance for charitable, social and cultural contributions.

Managing Director and Chief Executive Officer

The Board of Directors, with resolution of 13th January 2004 reconfirmed Corrado Passera as Managing Director of Banca Intesa, delegating him all the powers as Chief Executive Officer (CEO) of the Bank and of Gruppo Intesa.
The Articles of Association set forth that the Managing Director, who is also General Manager, supervises management, within the powers he has been attributed and according to the general guidelines resolved upon by the Board of Directors; he is responsible for personnel management and determines the operating directives which are executed by General Management. The Chief Executive Officer has been delegated wide ordinary and extraordinary administration powers with the sole exception of powers which may not be delegated according to the law and those which are reserved to the Board of Directors by the Articles of Association and with quantitative limits for certain types of transactions (for examples, the purchase and sale of real estate assets of commercial value up to 25 million euro and transactions which lead to a charge which does not exceed 25 million euro). Therefore, in addition to wide operating powers, the CEO has been delegated powers over: the definition of human resources development and management policies; the formulation of proposals on the Company's and the Group's organisational structure and strategic guidelines; the operating plans and budgets to be submitted to the approval of the Board of Directors; the acquisition and disposal of equity investments, with the prior authorisation of the Board, if such operations lead to variations in the Banking group. The CEO has the faculty of sub-delegating to employees and to third parties one or more of his attributions.

The Board of Statutory Auditors

The Board of Statutory Auditors, as provided for by the Articles of Association, is made up of five Auditors and two Alternate Auditors.

It supervises on compliance with the law and the Articles of Association; on the respect of the principles of fair management; on the adequacy of the Company's organisational structure as concerns competences, the internal control system and the accounting – bookkeeping system as well as on the reliability of the latter in the correct representation of operations. It also carries out the other functions with which it is charged by the law and by regulations and supervisory provisions in force.

CORPORATE GOVERNANCE CODE OF BANCA INTESA

In 2001 Banca Intesa decided to comply with the "Corporate governance code of listed companies" and, recognising the validity of the suggested Governance model, it continued in 2004 and in the first month of 2005 the process for the adaptation of its Corporate Governance system to both the principles expressed by the code and national and international best practices. For this purpose:

- the Extraordinary Shareholders' Meeting of 24th June 2004, in addition to approving some changes in the Articles of Associations to adapt it to the new provisions of the Italian Civil Code, resolved upon a decrease, from 2% to 1%, of ordinary share capital necessary for presentation of a list of candidates to the post of Statutory Auditor, with the aim of more effectively safeguarding representation of minority shareholders on the Board of Statutory Auditors;
- the Board of Directors, for the purpose of further increasing the effectiveness and incisiveness of control systems, established the Internal Control Committee, with resolution of 8th February 2005. The functions and composition of such Committee are detailed below.

Pursuant to provisions set forth in the "Istruzioni al regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A." (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.), Banca Intesa each year provides the market with detailed information on its Corporate Governance system, which is currently organised as follows.

Composition and role of the Board of directors

The Board of Directors plays a central role in the organisation and is responsible for strategic and organisational guidelines. Again the Articles of Association reserve to the exclusive responsibility of the Board of Directors the following matters: determination of general operating policy; purchase and sale of equity investments which lead to changes in the Banking group; appointment of the Managing Directors and of the Executive Committee and the delegation of the related powers; determination of general organisational structure; formation of committees with specific consulting or coordination functions; definition of criteria for the direction and coordination of Group companies. Again, the Articles of Association set forth that the Board of Directors determines the means and the timing according to which the most significant decisions taken by deleguees must be notified to the Board.

Normally, the most significant operations in terms of financial, economic or balance sheet impact are submitted to the approval of the Board of Directors. The Internal regulations approved in the meeting held on 11th February 2003 reserve to the Board the examination and the approval of the most significant transactions (identified on the basis of qualitative and/or quantitative criteria) with related parties (including intergroup transactions) as described in greater detail hereafter.

Furthermore, it must be noted that, as provided for by Art. 136 of the Testo Unico Bancario (the combined banking regulations) and by the related Instructions issued by the Bank of Italy, direct or indirect business relations between the Company and the latter's employees are submitted to the Board of Directors (which must approve them unanimously) and must be positively valued by all the members of the Board of Statutory Auditors, without prejudice to the obligations concerning Directors' interests pursuant to Art. 2391 of the Italian Civil Code.

As set forth by the Articles of Association, delegated bodies report in a timely fashion and in any case at least quarterly, to the Board of Directors and to the Board of Statutory Auditors on the general progress of operations, on forecasted future

developments, on their activities and on the most significant transactions in terms of financial, statement of income and balance sheet impact carried out by the Company and its subsidiaries.

The Articles of Association set forth that the Board of Directors must meet at least once every two months. Normally, the Board meets 11 times per year; 11 meetings were held in 2004. 11 meetings have also been scheduled for the current year.
10 Executive Committee meetings were held in 2004.

Also in consideration of the regularity of its meetings, the Board of Directors is capable of taking authoritative and effective actions and its composition ensures that the Company's interest and the maximisation of Shareholder value are the primary objectives of its decisions.

Internal regulations which set rules on the running of Board of Directors meetings have been approved for the purpose of ensuring that every Director can participate in the meetings in a meditated and prepared way and take documented decisions. In particular, these rules provide for the documentation regarding the agenda which must be at the disposal of Directors. Directors and Statutory Auditors are summoned to the Board meetings in advance and in time and the convocation is accompanied by the agenda of the meeting of all matters to be discussed. The reports and the proposals on the matters to be discussed are normally transmitted together with the agenda of the meeting or in the immediately subsequent days, with the exception of urgent cases or when there is the need to ensure particular confidentiality in the proposals. In this latter case, extensive discussion of every matter and particular attention to documentation not transmitted in advance will be ensured during the meeting. Heads of specific structures or their substitutes may be invited to participate to Board meetings. They may, if required report on the matters of their respective competence but may not vote.

The Board of Directors was appointed for a three-year period by the Shareholders' Meeting held on 13th January 2004 and was made up of the following members:

- Giovanni Bazoli
- Giampio Bracchi
- René Carron
- Corrado Passera
- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Antoine Bernheim
- Jean-Frédéric de Leusse
- Alfonso Desiata
- Ariberto Fassati
- Giancarlo Forestieri
- Paolo Fumagalli
- Jorge Manuel Jardim Gonçalves
- Jean Laurent
- Michel Le Masson
- Giangiacomo Nardozzi
- Eugenio Pavarani
- Giovanni Perissinotto
- Mariano Riestra
- Sandro Salvati
- Eric Strutz
- Gino Trombi

The Board of Directors currently in service will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2006.
Director Michel Le Masson resigned from the post on 31st December 2004 and the Board of Directors on 17th January 2005 appointed in substitution Director Gilles de Margerie; Director Sandro Salvati resigned from the post on 13th January 2005 and the Board of Directors on 8th February 2005 appointed in substitution Director Ugo Ruffolo. The Directors appointed by the Board of Directors will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2004.
As concerns the indication of the other posts held by Directors in other companies please refer to a subsequent part of this chapter.

The Board of Directors is mostly made up of Non-executive directors (who are not attributed any operating powers and/or management functions within the Company), sufficient to guarantee, both in terms of number and competence, that their judgement carries a significant weight in the decisions taken by the Board. Of the Directors currently in service, only one, the Managing Director and CEO, Corrado Passera, is charged with operating powers, and is therefore an Executive director.
As verified by the Board of Directors in the Meeting held on 8th February 2005,

considering also the information provided by Directors themselves, in the Board there are 9 Non-executive directors who are independent, in that:

a) they do not have, directly, indirectly or on behalf of third parties, nor have recently had any business relations with the Company, its subsidiaries, the Executive director, the shareholder or the group of shareholders which control the Company so to influence their autonomous judgement;
b) they do not have, directly, indirectly or on behalf of third parties, shareholdings which enable them to control or to influence the Company, nor take part in shareholders agreements for the control of the Company;
c) are not close relations to the Company's Executive director or of subjects which may be in the situations indicated in letters a) and b) above.

The Company's Independent directors are:

- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Giampio Bracchi
- Alfonso Desiata
- Giancarlo Forestieri
- Paolo Fumagalli
- Giangiacomo Nardozzi
- Eugenio Pavarani

For this purpose it must be noted that the valuation of the independence of Directors was prudentially carried out based on restrictive criteria, excluding, in particular, Directors who have other executive posts or posts which entail legal representation of the companies taking part in Banca Intesa's Voting syndicate.

All Directors must have the professional requisites provided for by current legislation and supervisory regulations and, in consideration of their considerable professional qualifications, are fully aware of the responsibilities associated with their post and therefore act and decide in full autonomy and conscious of their responsibilities.

The Executive Committee, appointed by the Board of Directors held on 13th January 2004, is composed by:

- Giovanni Bazoli
- Giampio Bracchi
- Corrado Passera
- Ariberto Fassati
- Giancarlo Forestieri
- Mariano Riestra

The Chairman of the Board of Directors, Giovanni Bazoli – who has not been delegated any operating powers – has been charged by the Articles of Association with an important role in spurring and coordinating the activities of the Company, the Board of Directors, the Managing Director and the Executive Committee. He is in charge of calling the Board meetings, defining the relative agendas and ensuring that Directors are provided with all the information necessary to evaluate the matters which will be submitted to their approval; lastly, he is in charge of relations with Shareholders.

In addition to wide operating powers, the Managing Director and Chief Executive Officer, Corrado Passera, has been delegated powers indicated in the previous chapter.

Appointment and remuneration of Directors

The proposals for the appointment of the Directors are formulated by Shareholders directly at the Shareholders' Meeting. Since the Articles of Association in force does not provide for list voting, it is not possible to request that Shareholders deposit their proposal in advance at the Company's registered office, with complete information with regard to nominees. All Shareholders are therefore permitted to present candidatures until the day of the Shareholders' Meeting.
It must be underlined that all Shareholders are normally acquainted with the personal traits and professional qualifications of the nominees, given the Banca Intesa's governance latter's popularity and authoritativeness and that it is standard practice that the curriculum of nominees is read out at the Shareholders' Meeting.

In consideration of the Shareholder base and the existence of a Voting syndicate between Banca Intesa's main Shareholders, which proceeds to the identification of the nominees for the Board of Directors, the Company did not deem it necessary to form a Nomination committee.

The components of the Board of Directors in service have been proposed by the members of the Voting syndicate.

A specific Remuneration committee has been set up within the Board of Directors and is made up of three Non-executive directors – currently, the Chairman, Giovanni Bazoli, the Deputy Chairman, Giampio Bracchi (independent), and the Director, Gino Trombi – and the Chairman of the Board of Statutory Auditors, Gianluca Ponzellini. Such commission is responsible for determining the remuneration of the Chairman and Deputy Chairmen of the Board of Directors as well as that of the Managing Director and proposing such remuneration to the Board of Directors, which is responsible for the relevant resolution pursuant to Art. 2389 of the Italian Civil Code. The Chairman or the Deputy Chairman must not be present when the Commission examines and expresses its opinion on their respective remuneration. The Commission examines and expresses its opinion on stock option plans and proposes the options to be assigned to the Managing Director in such plans.

The compensation of the Managing Director, determined by the Board, is made up of a fixed amount and variable sum which depends on results. Details on the compensation received by Directors, are contained in the Notes to the Parent Company's financial statements.

For the purpose of ensuring a deeper commitment in the Company's strategy through the direct participation in the Company's performance, the Extraordinary Shareholders' Meeting held on 17th December 2002 approved a three-year stock option plan in favour of the management of the Group, after the revocation of the previous plan which had been approved by the Shareholders' Meeting of 1st March 2001. For further information on the stock option plan (guidelines, duration, conditions, assignment regulations, and so on) please refer to the specific section of the Report on operations.

Internal control system

Since it is a bank, Banca Intesa has the internal control system and the structure in charge of control that are compliant with Bank of Italy regulations, which are even more detailed and binding than those provided for by the Corporate governance code. The internal control system is capable of adequately monitoring the Company's typical business risks and the economic and financial situation of the Company and the Group. Internal control functions are entrusted to Internal Auditing which is responsible for ensuring a constant and independent surveillance action on the regular progress of Banca Intesa's operations and processes, as well as preventing or identifying anomalous or risky behaviour or situations, assessing the functionality of the overall internal control system.
Furthermore, Internal Auditing is responsible for ensuring surveillance over the internal control systems of subsidiaries, even via the direction and guidance of their respective internal auditing structures. The Manager in charge of Internal auditing does not report to any head of operating areas and refers periodically to the Board, the Managing Director and Statutory Auditors.

Considering the complex structure of the internal auditing system (which is described in detail in a specific chapter of the Report to the consolidated financial statements as at 31st December 2004), which is also subject to the supervision of the Bank of Italy, until now the Company had not deemed it necessary to set up an Internal control committee. However, considering the importance and the growing attention which, the market and investors, especially institutional, reserve to this Committee when assessing the corporate governance system of listed companies, the Board of Directors, though still convinced of the effectiveness of the Company's governance, in the meeting held on 8th February 2005 resolved to form an Internal control committee for the purpose of increasing effectiveness of incisiveness of control.
The Committee is made up of three Non-executive directors, of which two at least must be independent and has the role of supporting the Board of Directors and reports to the latter, at least half-yearly at the time of approval of the Annual report and the Half-year report with regard to its activities and the adequacy of the internal control system. The Chairman of the Statutory Auditors or another Auditor appointed by the former and the Head of Internal Auditing will take part in the Committee meetings. Moreover, the

Managing Director and other Managers can be asked to join the Committee meetings depending on the issues on the agenda.

The Internal control committee has the following functions:

- assisting the Board of Directors in setting the guidelines and periodically checking the adequacy and functioning of the internal auditing system, also ensuring that the main company risks (credit, financial and operational) are identified and properly managed, in coordination with the company functions involved;
- assessing the work programme drawn up by the persons in charge of internal control and receive their periodical reports;
- assessing, together with the Head of Administration and the Independent Auditors, the adequacy of the accounting principles adopted and their uniformity with a view to the preparation of the consolidated financial statements;
- assessing the proposals formulated by the Independent Auditors to obtain their appointment as well as the work plan drawn up to perform the audit and the results presented in the report and in the letter of suggestion;
- any further duties which may be attributed to it by the Board of Directors, particularly in relation to the relationship with the Independent Auditors.

Furthermore, the Committee can be consulted not only on evaluation of transactions with related parties but also on operations involving, directly or indirectly, conflicts of interest.
The Committee has also been attributed tasks and functions of the Supervisory Bodies pursuant to Legislative Decree 231/2001 concerning the administrative responsibility of companies.

The Internal control committee is currently made up of the Independent Directors Eugenio Pavarani (Chairman), Giovanni Ancarani and Alfonso Desiata.

Transactions with related parties

The Board of Directors approved Internal regulations on transactions with related parties, which define the guidelines for closing transactions with related parties and, in particular, so called "significant" transactions, i.e. the most significant transactions in terms of financial, economic or balance sheet impact, which must be submitted to the approval of the Board of Directors. The "significant" transactions are identified using qualitative and/or quantitative criteria and are, for example, the purchase and sale of real estate assets, the purchase or sale of equity investments, companies, business divisions, partnership or joint venture agreements, any transaction, both financial and commercial, whose economic value exceeds 50 million euro provided that this is not a typical or standard transaction, framework agreements regulating the provision of multiannual intergroup services and the grant to companies within the banking group and to related parties of loans or guarantees exceeding predetermined quantitative thresholds. The Regulations also define the general criteria for information to be provided to the Board with regard to transactions with related parties, which – since they do not have the characteristics of relevance and significance indicated above – fall within the autonomy of the Managing Director or of other competent structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions.

Such regulations set out that if the proposed business relation is with a Director or, if in any case, a Director has an interest – even only potential or indirect – in a transaction, the Director concerned promptly informs the Board in detail and abandons the Board Meeting when the issue is discussed.
Where the nature, value or other aspects of a transaction with related parties make this necessary, the Board, in order to avoid different conditions being agreed from those that would presumably have been agreed between unrelated parties, shall ensure that the transaction is concluded with the assistance of independent experts for the provision of financial, and/or legal and/or technical advice (fairness opinion and legal opinion).
Lastly, it must be noted that a specific IT system was prepared which permits the census and update of the register of related parties and the monitoring of the transactions made with such parties.
For transactions with related parties made in 2004, please refer to the specific chapter in the Report on operations.

File No. 82-35020

Confidential information

Pursuant to provisions contained in Art. 6 of the Corporate governance code of listed companies, the Board resolved upon the adoption of specific Internal regulations for the treatment of confidential information and for the disclosure of documents and information.
Such regulations set forth that the Chairman and the Managing Director are responsible for the handling of confidential information regarding the Bank and its Group and define how Directors, Statutory Auditors and Employees must handle such confidential information, prescribing the adoption of every necessary caution in the treatment of confidential information so that its confidentiality is not prejudiced.
The regulations also define the procedures which must be applied in the communication of corporate documents and information, in particular as concerns price-sensitive information, i.e. information which is not available to the general public which, if disclosed, may significantly affect the price of the Bank's and/or of the subsidiaries' shares.
The adoption of the procedure above is aimed at preventing that information regarding the Company is communicated selectively or in an untimely or incomplete manner. Normally, price-sensitive press releases are approved by the Board of Directors – or in urgent cases – by the Chairman or the Managing Director.

The Board of Directors also resolved upon the adoption of the Internal dealing code which defines the disclosure requirements for transactions carried out by "Relevant parties" on financial instruments issued by the Bank and by Group companies.
Such Code has been issued pursuant to provisions set forth in the Regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A. (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.) for the purpose of ensuring transparency and uniform information to the market regarding the transactions carried out for their personal portfolios by Directors, Statutory Auditors, General Managers and other "Relevant parties" on listed financial instruments issued by Banca Intesa and by other Group companies.
The Code sets forth that transactions on listed financial instruments issued by Banca Intesa S.p.A. and by other Group companies carried out by "Relevant parties" must be communicated according to the timing provided for by the aforementioned Regolamento di Borsa. The Code is even more binding since it provides for quarterly disclosure for transactions which, individually or cumulated with other transactions carried out in each reference quarter, equal or exceed 25,000.00 euro for each declaring party and prompt disclosure for transactions which exceed 125,000.00 euro for each declaring party.
The exercise of stock options or other option rights are included in the disclosure requirements contained in the Code. In the case of disposals, if shares sold derive from the simultaneous exercise of stock options, this must also be indicated.
The Code also forbids transactions by "Relevant parties" in the 30 days preceding the Board of Directors meeting summoned to approve the draft annual financial statements and the half-year report and in the 15 days preceding the Board of Directors meeting summoned to approve the quarterly reports.
Such limitation does not apply to rights attributed as part of stock option plans and pre-emptive rights.

Relations with Shareholders

As regards relations with Shareholders, it must be noted that external relations with shareholders and institutional investors have long been attributed to specific and distinct specialised structures, with adequate professional capabilities and supports: the External Relations Unit – Investor Relations (tel: +39 02 87943180; fax: +39 02 87943123; e-mail: investorelations@bancaintesa.it), as concerns institutional investors, and the Legal Affairs Unit – Shareholder Relations (tel: +39 02 87937595; fax: +39 02 87937892), as regards relations with other Shareholders.
Within the Banca Intesa website there is a specific "Investor Relations" section, which enables all interested parties to have access to a wide spectrum of economic and financial information on Gruppo Intesa, in addition to the possibility of requesting information by e-mail, directly to the relevant offices.
As concerns relations with the press – without prejudice to the powers attributed to the Chairman and the Managing Director of Banca Intesa – in the External Relations Unit there is a specific Media Relations Department which is the exclusive reference point in the relations with Italian and foreign

media for both Banca Intesa and Group companies.

The Company has always actively favoured the widest possible participation of Shareholders in the Shareholders' Meeting, which certainly represents a moment of effective and fundamental dialogue and coordination between the Company and its investors, which are provided with relevant documentation with timeliness.

With regard to the approval of a specific regulation on the Shareholders' Meeting, it must be noted that past experience on the Shareholders' Meetings and on the participation of each Shareholder to the discussion proves that is possible to ensure a fair and effective meeting even without a specific regulation, which could, on the contrary, turn out to be scarcely flexible. Since the Articles of Association explicitly attribute to the Chairman the power to verify the correct constitution of the Meeting, to ascertain the Shareholders' right to speak and vote, to regulate the business in the Shareholders' Meetings and define the means of vote, it is deemed better to continue in the Company's practice. This basically entails that, at the beginning of each Meeting, the Chairman identifies the main rules which must be complied with especially during the discussion.

Statutory Auditors

The Board of Statutory Auditors was elected by the Shareholders' Meeting held on 30th April 2002 for a three-year period and is made up of the following Auditors:

- Gianluca Ponzellini,
- Francesco Paolo Beato,
- Paolo Andrea Colombo,
- Franco Dalla Sega
- Bruno Rinaldi;

and the following Alternate Auditors:

- Paolo Giolla
- Carlo Sarasso.

In 2004 the Alternate Auditor Carlo Sarasso substituted the Auditor Francesco Paolo Beato, deceased on 29th June 2004.
The Board of Statutory Auditors currently in service will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2004.
The composition of the Board and the appointments held by Statutory Auditors in other companies, is provided in a table hereafter.
The appointment of the Board of Statutory Auditors occurred, as set forth by Art. 23 of the Articles of Association, with the "list voting" mechanism, that requires presentation of the lists of nominees ten days before the date of the Shareholders' Meeting. In the aforementioned Shareholders' Meeting there was only one list of candidates – with the relative curricula – proposed by members of Banca Intesa's Voting syndicate.
With the aim of more effectively safeguarding representation of minority shareholders on the Board of Statutory Auditors, the Extraordinary Meeting of 24th June 2004 resolved upon a decrease, from 2% to 1%, of ordinary share capital necessary for presentation of a list of nominees for the Board of Statutory Auditors.
In compliance also with the indications of Assogestioni, it was decided that this threshold represents a sufficiently qualified investment and is at the same time more consistent with the equity stakes held by the minority shareholders who do not take part in the Voting Syndicate.

Members of the Board of Statutory Auditors participate to Board of Directors and Executive Committee meetings.
The Articles of Association set forth that the appointment as Statutory Auditor for Banca Intesa is incompatible with similar appointments in more than five other listed companies, with the exclusion of companies which are part of the Gruppo Intesa.
37 Board of Statutory Auditors Meetings were held in 2004.

Code of ethics

In 2002 the Board of Directors resolved upon the adoption of the Group's Internal code of ethics, an instrument of corporate culture, which sets forth utmost confidentiality, fairness and honesty in the behaviour both within the Company and in relations with the market.
Such Code integrates both the so-called "Codice intermediari" (code for intermediaries) required by current

regulations on investment services, and other, more specific rules regarding corporate ethics. It is a "declaration of principles", in which such principles are translated into rules for all those to which the Code is applied, that is Directors, Statutory Auditors, Employees, Consultants and, in general, all the third parties which come into contact with the Company.

Organisational model as per Legislative Decree 231/2001

Lastly, it must be noted that the Board of Directors, held on 8th March 2004, approved the structure of the organisation, management and control model as per Legislative Decree 231/2001 (concerning the administrative responsibility of companies for the crimes committed by their employees and collaborators).
As mentioned above, the functions of Supervisory Body have been attributed to the Internal control committee with resolution of the Board of Directors of 8th February 2005.

COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors of Banca Intesa currently in service, appointed by the Shareholders' Meeting held on 13th January 2004, is made up of 23 members. In compliance with the recommendations contained in the Corporate governance code of listed companies and based on declarations made by Directors themselves, hereafter is the list of the Directors with the indication as at 31st January 2005 of their appointments in Gruppo Intesa and in other listed companies or in other banks, financial and insurance companies.

Giovanni Bazoli
Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Mittel S.p.A., Director Alleanza Assicurazioni S.p.A., Director Banco di Brescia S.p.A., Deputy Chairman Banca Lombarda e Piemontese S.p.A.

Giampio Bracchi
Deputy Chairman and member Executive Committee Banca Intesa S.p.A., Director Banca del Sempione S.A., Director CIR S.p.A., Director CDB Webtech S.p.A.

René Carron
Deputy Chairman Banca Intesa S.p.A., Chairman Caisse Régionale de Crédit Agricole des Savoie, Chairman Crédit Agricole S.A., member Supervisory Board Eurazeo, member Supervisory Board Lagardere, Director SUEZ S.A.

Corrado Passera
Managing Director, Chief Executive Officer, General Manager and member Executive Committee Banca Intesa S.p.A., Director Crédit Agricole S.A., Director Olimpia S.p.A., Director Rcs MediaGroup S.p.A.

Giovanni Ancarani
Director Banca Intesa S.p.A.

Francesco Arcucci
Director Banca Intesa S.p.A., Director Banca del Sempione S.A., Director Société Européenne de Banque Luxembourg; Director Quadrivio SGR.

Benito Benedini
Director Banca Intesa S.p.A., Director Axa Cattolica Previdenza in Azienda S.p.A., Director EBA - European Brokers Associated S.p.A., Director European Brokers Associated Ltd., Director MAS Servizi S.p.A.

Antoine Bernheim
Director Banca Intesa S.p.A., Chairman Assicurazioni Generali S.p.A., Director Banca della Svizzera Italiana, Director Ciments Francais, member Supervisory Board Eurazeo, Director Generali France, Director Generali Finance BV, Director Generali Espana Holding S.A., Director Generali Holding Vienna AG, Deputy Chairman LVMH Louis Vuitton, Director Mediobanca S.p.A., Director Christian Dior S.A., Director AMB Generali Holding AG, Deputy Chairman Bolloré Investissement, Deputy Chairman Alleanza Assicurazioni S.p.A.

Jean-Frédéric de Leusse
Director Banca Intesa S.p.A., Director and member Executive Committee Crédit Agricole S.A., Director Banco Espirito Santo S.A., Director Banque Libano Francaise, Director Banque Saudi Fransi S.A., Director CAI Egypt, member Supervisory Board Credit du Maroc, Chairman Supervisory Board Crédit Agricole Private Equity, Chairman Crédit Agricole Private Equity Holding, Chairman Supervisory Board Lukas Bank, Chairman IDIA Participation, Director Unigrains S.A.

Gilles de Margerie (appointed in substitution by the Board of Directors on 17th January 2005)
Director Banca Intesa S.p.A., member Supervisory Board FINAREF, Director CAIS, Chairman Credit Agricole Alternative.

Alfonso Desiata
Director Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Deputy Chairman Banca Popolare FriulAdria S.p.A.

Ariberto Fassati
Director and member Executive Committee Banca Intesa S.p.A., Director AXA Assicurazioni S.p.A., Director and member Executive Committee Crédit Agricole S.A., Delegated General Manager and member Executive Committee Calyon, Director Crédit Agricole Asset Management, Deputy Chairman Crédit Agricole Indosuez Luxembourg, Deputy Chairman Crédit Agricole Investor Services Bank Luxembourg, Director Crédit Agricole Indosuez Suisse S.A., Director Crédit Agricole Indosuez Egypte, Director Crédit Foncier de Monaco.

Giancarlo Forestieri
Director and Member Executive Committee Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Chairman Cassa di Risparmio di Parma e Piacenza S.p.A.

Paolo Fumagalli
Director Banca Intesa S.p.A., Director Intesa Casse del Centro S.p.A., Chairman IntesaVita S.p.A., Chairman Intesa Previdenza S.p.A., Chairman Interservice Gestione Partecipazioni S.p.A.

Jorge Manuel Jardim Gonçalves
Director Banca Intesa S.p.A., Chairman Banco Comercial Portugues S.A., Chairman BCP Holdings (USA), Chairman Banco Comercial de Macau S.A., Chairman Banco de Investimento Imobiliario S.A., Chairman BCP Investimento – Banco Comercial Portugues de Investimento S.A., Director Banco de Sabadell S.A., Chairman Interbanco S.A., Deputy Chairman NovaBank S.A., Chairman Banco Activo Bank S.A., Chairman Seguros e Pensoes Gere. SGPS S.A., Chairman ServiBanca - Empresa de Prestaçao de Serviços ACE, Member Supervisory Board Bank Millennium S.A., Chairman Fundaçao Banco Comercial Português, Deputy Chairman Supervisory Board Eureko B.V.

Jean Laurent
Director Banca Intesa S.p.A., Deputy Chairman Banco Espirito Santo, General Manager and Chairman Executive Committee Crédit Agricole S.A., Chairman Calyon S.A., Chairman Crédit Lyonnais S.A., Member Supervisory Board and Member Finance Committee Eurazeo, Member Supervisory Board M6 Television.

Michel Le Masson (ceased from the post as of 31st December 2004)
Director Banca Intesa S.p.A., Director Crèdit Agricole Indosuez Luxembourg, Director Crèdit Agricole Investor Services Bank Luxembourg, Director Crèdit Agricole Indosuez (Suisse) S.A., Director Crèdit Foncier de Monaco (CFM), Director Crèdit Agricole Indosuez Holding Italia Due S.I.L., Director Emporiki Bank, Member Supervisory Board Europejski Fundusz Leasingowy, Director Banco Espirito Santo, Director Bespar, Chairman Supervisory Board Crédit Agricole Deveurope BV.

Giangiacomo Nardozzi
Director Banca Intesa S.p.A., Chairman Banca Caboto S.p.A., Director Rcs MediaGroup S.p.A.

Eugenio Pavarani
Director Banca Intesa S.p.A.

Giovanni Perissinotto
Director Banca Intesa S.p.A., Managing Director Assicurazioni Generali S.p.A., Chairman Banca Generali S.p.A., Director Banca Nazionale del Lavoro S.p.A., Deputy Chairman Banca della Svizzera Italiana, Chairman Belgica Insurance Holding, Chairman Generali Asset Management Sgr S.p.A., Director Generali Finance BV, Director Generali France Holding, Chairman Generali Finances S.A., Director Generali Espana Holding de Entidades de Seguros, Chairman Flandria Participation Financieres, Director Participatie Maatschappij Graafschap Holland NV, Director Transocean Holding Corporation, Director Pirelli S.p.A., Director Alleanza Assicurazioni, Director INA Vita, Director Assitalia.

Mariano Riestra
Director and Member Executive Committee Banca Intesa S.p.A., Chairman Supervisory Board Commerzbank Belgium S.A., Director Commerzbank International S.A., Chairman Supervisory Board Commerzbank NV.

Ugo Ruffolo (appointed in substitution by the Board of Directors on 8th February 2005)
Director Banca Intesa S.p.A., Managing Director Alleanza Assicurazioni S.p.A., Director Banca Generali S.p.A.

Sandro Salvati (ceased from the post as of 13th January 2005)
Director Banca Intesa S.p.A., Chairman Alleanza Assicurazioni S.p.A.

Eric Strutz
Director Banca Intesa S.p.A., Director Mediobanca S.p.A., Director Commerzbank AG, Member Supervisory Board Cominvest Asset Management Gmbh, Deputy Chairman Supervisory Board CommerzLeasing und Immobilien AG, Member Supervisory Board Comdirect Bank AG, Member Supervisory Board Commerzbank Auslandsbanken Holding AG, Member Supervisory Board Commerzbank Inlandsbanken Holding AG, Member Supervisory Board Commerzbank International S.A., Member Supervisory Board Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Member Supervisory Board Hypothekenbank in Essen AG.

Gino Trombi
Director Banca Intesa S.p.A., Chairman Banco di Brescia S.p.A., Chairman Banca Lombarda e Piemontese S.p.A., Director Risparmio e Previdenza S.p.A., Chairman Banca Lombarda Preferred Capital Company LLC.

COMPOSITION OF THE BOARD OF STATUTORY AUDITORS

Hereafter is the list of Banca Intesa's Statutory Auditors with the indication of their appointments in listed companies.

Gianluca Ponzellini
Chairman Board of Statutory Auditors Banca Intesa S.p.A., Chairman Board of Statutory Auditors Autogrill S.p.A., Chairman Board of Statutory Auditors De Longhi S.p.A.

Francesco Paolo Beato (deceased on 29th June 2004)
Statutory Auditor Banca Intesa S.p.A.

Paolo Colombo
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor ENI S.p.A., Chairman Board of Statutory Auditors Sirti S.p.A., Statutory Auditor Saipem S.p.A., Director Mediaset S.p.A.

Franco Dalla Sega
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Mittel S.p.A.

Bruno Rinaldi
Statutory Auditor Banca Intesa S.p.A.

Carlo Sarasso (in service as of 29th June 2004)
Statutory Auditor Banca Intesa S.p.A.

CORPORATE GOVERNANCE CODE – SUMMARY TABLES

Board of Directors (data refers to 2004)							Internal Control Committee •		Remuneration Committee		Nomination Committee (if present) ◊		Executive Committee - (if present)	
	Members	Executive	Non-executive	Independent	****	Number of other appointments **	***	****	***	****	***	****	***	****
Chairman	Bazoli Giovanni		X		100%	4			X	100%			X	100%
Managing Director and CEO	Passera Corrado	X			100%	3							X	100%
Deputy Chairman	Bracchi Giampio		X	X	100%	3			X	100%			X	80%
Deputy Chairman	Carron René		X		36%	5								
Director	Ancarani Giovanni		X	X	82%	0								
Director	Arcucci Francesco		X	X	100%	3								
Director	Benedini Benito		X	X	91%	4								
Director	Bernheim Antoine		X		45%	14								
Director	de Leusse Jean-Frédéric		X		82%	11								
Director	Desiata Alfonso		X	X	100%	2								
Director	Fassati Ariberto		X		82%	9							X	100%
Director	Forestieri Giancarlo		X	X	100%	2							X	90%
Director	Fumagalli Paolo		X	X	91%	4								
Director	Jardim Gonçalves Jorge Manuel		X		55%	14								
Director	Laurent Jean		X		55%	6								
Director [a]	Le Masson Michel		X		91%	10								
Director	Nardozzi Giangiacomo		X	X	91%	2								
Director	Pavarani Eugenio		X	X	100%	0								
Director	Perissinotto Giovanni		X		82%	17								
Director	Riestra Mariano		X		36%	3							X	20%
Director [b]	Salvati Sandro		X		91%	1								
Director	Strutz Eric		X		9%	10								
Director	Trombi Gino		X		91%	4			X	100%				

[a] Director Le Masson resigned from his post on 31st December 2004 and in substitution the Board of Directors of 17th January 2005 appointed Director Gilles de Margerie.

[b] Director Salvati resigned from his post on 13th January 2005 and in substitution the Board of Directors of 8th February 2005 appointed Director Ugo Ruffolo.

• In 2004 the Internal control committee had not yet been formed. Such Committee was formed with resolution of the Board of Directors of 8th February 2005.

◊ It was not deemed necessary to appoint a Nomination committee due to the composition of the shareholder base and the existence of a Voting syndicate which has among its purposes the designations of the components of the Board of Directors.

Number of meetings held in the reference year	Board: 11	Internal Control Committee: — (formed in 2005)	Remuneration Committee: 1	Nomination Committee: — (not present)	Executive Committee: 10

(*) The star indicates that the Director has been appointed from lists presented by minority shareholders.

(**) This column indicates, on the basis of declarations made by Directors themselves, the person's number of appointments as director or statutory auditor in other companies listed in regulated markets, even abroad, and in financial, banking, insurance or large companies, updated as at 31st January 2005.
In the Report on corporate governance such appointments are set out in detail.

(***) In this column "X" indicates that the Director is part of the relevant Committee.

(****) This column indicates the percentage participation of Directors respectively to Board of Directors and Committee meetings.

Board of Statutory Auditors

	Components	Percentage of participation to the meetings of the			Number of other appointments (**)
		Board of Statutory Auditors	Board of Directors	Executive Committee	
Chairman	Ponzellini Gianluca	97%	100%	80%	2
Statutory Auditor (deceased on 29/06/04)	Beato Francesco Paolo	67%	50%	40%	0
Statutory Auditor	Colombo Paolo Andrea	73%	100%	90%	4
Statutory Auditor	Dalla Sega Franco	78%	100%	80%	1
Statutory Auditor	Rinaldi Bruno	68%	91%	100%	0
Statutory Auditor as of 29/06/04 (formerly Alternate Auditor)	Sarasso Carlo	62%	100%	100%	0
Alternate Auditor	Giolla Paolo				
Number of meetings held in the reference year: 37 (Board of Statutory Auditors); 11 (Board of Directors); 10 (Executive Committee).					
Quorum required for the presentation by minority shareholders of the lists for the election of one or more Statutory Auditors (as per Art. 148 TUIF - Legislative Decree 158/1998 Combined regulations on financial intermediation): 1% of ordinary share capital (following the change in the Articles of Association with resolution of the Extraordinary Shareholders' Meeting of 24th June 2004).					

(*) The star indicates that the Statutory Auditor has been appointed from lists presented by minority shareholders.
(**) This column indicates the person's number of appointments as director or statutory auditor in other companies listed on the Italian regulated markets. In the Report on corporate governance such appointments are set out in detail.

Other provisions of the Corporate governance code

	YES	NO	Explanation of non-compliance with Code recommendations
System of delegated powers and transactions with related parties			
Does the Board delegate powers, defining their: a) limits b) means of exercise c) and frequency of communication?	 X X X		
Has the Board reserved to itself the examination and approval of operations which are particularly significant in terms of statement of income, balance sheet and financial impact (including transactions with related parties)?	X		
Has the Board defined the guidelines and the criteria for the identification of "significant" transactions?	X		Note: these refer to transactions with related parties
Are the guidelines and criteria above described in the report?	X		
Has the Board defined specific procedures for the examination and approval of transactions with related parties?	X		
Are procedures for the approval of transactions with related parties described in the report?	X		
Procedures applied in the most recent appointments of Directors and Statutory Auditors			
Did the deposit of the proposal for the appointments to the position of director occur at least ten days in advance?		X	The appointments to the position of director occurs based on the proposals presented by shareholders. Since there is no list voting mechanism provided for by the Articles of Association, shareholders are not obliged to disclose the proposal they intend to make in advance.
Were the proposals for the appointments to the position of director accompanied by detailed information?		X	The candidates' curricula were disclosed during the Shareholders' Meeting which appointed directors.
Were the proposals for the appointments to the position of director accompanied by the indication of their eligibility as independent directors?		X	
Did the proposal for the appointments to the position of statutory auditor occur at least ten days in advance?	X		
Were the proposals for the appointments to the position of statutory auditor accompanied by detailed information?	X		
Shareholders' Meetings			
Has the company approved a regulation for the Shareholders' Meeting?		X	Past experience has shown that it is possible to ensure the correct functioning of the Shareholders' Meeting even without a specific regulation. Furthermore, at the beginning of every Meeting, the Chairman exercising the powers delegated by the Articles of Association, identifies the main guidelines to be used especially in discussion.
Is the regulation attached to the report (or does the report indicate where it may be obtained or downloaded)?		X	
Internal control			
Has the company appointed people operating in the internal control system?	X		
Are they hierarchically independent from the heads of operating areas?	X		
Organisational unit in charge of internal control (as per Art. 9.3 of the Italian Civil Code)	Internal auditing		
Investor relations			
Has the company appointed a head of investor relations?	X		
Organisational unit and references (address/telephone/fax/e-mail) of the head of investor relations	Head of Investor Relations Piazza Scala 6 - 20121 Milano tel: +39 02 87943180 fax: +39 02 87943123 – e-mail: investorelations@bancaintesa.it		

RELATIONSHIPS WITH GROUP COMPANIES AND OTHER RELATED PARTIES

Pursuant to the recommendation contained in the Corporate governance code of listed companies to which Banca Intesa complied, the Parent Company adopted "Internal regulations on transactions with related parties". This document defines the guidelines for closing transactions with such parties and, in particular, i) the most significant transactions in terms of financial, economic or balance sheet impact must be submitted to the approval of the Board of Directors, as well as ii) the general criteria for information to be provided to the Board with regard to transactions with related parties, if carried out by delegated bodies or structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions.

For the implementation of such Internal regulations, the Parent Company sets out and constantly updates a list of "related parties" which is notified to central and peripheral structures and to subsidiaries. The identification of "related parties" is based on the definitions provided by Consob in Communication 2064231 of 30th September 2002.

Compensation, holdings and stock option plan

Compensation paid to Directors, Statutory Auditors and the General Manager is described in a specific section of the Notes to the Parent Company's financial statements.

This section of the Report on operations provides analogous information on equity investments in Banca Intesa and in other Group companies, directly or indirectly held by the Parent Company's Directors, Statutory Auditors and the General Manager and on the stock option plan resolved upon by the Extraordinary Shareholders' Meeting held on 17th December 2002 in favour of managers of Banca Intesa and Group companies.

Loans and guarantees to Directors, Statutory Auditors and the General Manager

The balances as at 31st December 2004 of exposures to Banca Intesa's Directors, Statutory Auditors and General Manager amounted to 0.1 million euro and due to the same counterparties amounted to 2.2 million euro. There are no guarantees or commitments outstanding in favour of such parties as at 31st December 2004. The relations with such parties are exclusively held by the Parent Company and are regulated at standard market rates or are aligned with the most favourable conditions applied to personnel.

Loans and guarantees to Group companies and other equity investments

Within Gruppo Intesa, the relationships among its various economic entities are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management. As for the services supporting banking activities a marked decentralisation is pursued, in application of a policy aimed at concentrating each company's energies and resources on the realisation of its own core business. To this aim specialised support companies were established, responsible for carrying out activities for Banca Intesa and, to differing extents in relation to the needs emerged in the various operating units, for other Group companies. These activities include: management of the IT and data processing systems (please note that Intesa Sistemi e Servizi has been merged in Banca Intesa with effects as of 1st January 2005), management and recovery of non-performing loans originated by Group banks, personnel training. Instead, product companies have the task of managing financial products and services – ranging from mutual funds to bancassurance products to fiduciary services – and near-bank services, such as leasing, factoring and long-term credit and are assigned to the sales networks of Group companies.

Notwithstanding all mentioned above, the relationships with subsidiaries are seen within the normal operations of a multifunctional Group and correspondent relations for services rendered, deposits and financings (for banks) or interventions destined to finance activities performed in various sectors (for other companies). With the purpose of utilising existing synergies, agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial products and/or services or assistance, consultancy, or more

generally the provision of services complementary to banking activities.

Balances as at 31st December 2004 of the credit/debit relations and of guarantees and commitments to Group companies as well as to other significant equity investments contained in the consolidated financial statements are summarised in the table below.

(in millions of euro)

Relationships	Balance with unconsolidated Group companies	Balance with other equity investments as per Art. 2359 of the Italian Civil Code
Credits	70	1,094
Debits	29	639
Guarantees and commitments	6	99

The corresponding items in the Parent Company's financial statements, and therefore inclusive of the intergroup relations with consolidated subsidiaries, are summarised in the table below.

(in millions of euro)

Relationships	Balance with Group companies	Balance with other equity investments as per Art. 2359 of the Italian Civil Code
Credits	31,268	889
Debits	10,453	492
Guarantees and commitments	5,921	87

The complete list of Group companies and other significant equity investments is provided in the Notes to the consolidated financial statements.

The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services provided by specialised support companies – as well as by the Parent Company, when operating in the same way – economic relationships are regulated on a minimum cost basis, at least with the recovery of the relevant operating and general expenses, in consideration of the fact that they are captive companies. More favourable conditions compared to the market's are instead applied to loans to Intesa Gestione Crediti, in consideration of its specific operations.

Loans and guarantees to other related parties

"Other related parties" refer to:

a) companies taking part in Banca Intesa's Voting syndicate;
b) managers with powers delegated by the Board of Directors of Banca Intesa;
c) family members of Directors, Statutory Auditors and the General Manager of Banca Intesa and of the persons indicated in letter b) above;
d) companies controlled by Directors, Statutory Auditors, the General Manager of Banca Intesa, the persons in letters b) and c) above, or on which such persons exercise a significant influence.

In the consolidated financial statements as at 31st December 2004 balances of credit relations with other related parties, as defined above, amounted to 782 million euro, debit relations with the same parties equalled 862 million euro, guarantees and commitments summed up to 121 million euro.

The Parent Company's financial statements as at 31st December 2004, included credit relations of 556 million euro, debit relations of 714 million euro and guarantees and commitments for a total of 95 million euro.

It is worth noting that there are collaboration agreements with the Generali group and the Crédit Agricole group, already amply described in the Reports of previous periods. The agreement with the Generali group refers to the bancassurance and financial consultant areas and that with the Crédit Agricole group to consumer credit. Furthermore, the activities developed with Lazard continue.
According to the agreements signed in September 2002, the joint venture refers to advisory for medium-large companies and public entities.

Lastly, also relationships with groups managed by Directors continue; all are regulated at standard market conditions.

In 2004 the Board of Directors of Banca Intesa also approved operations relative to intergroup lending and acquisitions or disposals of equity investments, the most important of which have already been described in the Report and which, in any case, are indicated in the Notes to the financial statements.

The aforementioned operations were resolved upon by the Board of Directors and implemented in the respect of the principles contained in the Internal regulations on transactions with related parties.

HOLDINGS OF DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS

The table below indicates the equity investments in Banca Intesa and in other Group companies, directly or indirectly held by Directors, Statutory Auditors and members of the Bank's top management, as set forth by Art. 79 of Consob Resolution 11971 of 14th May 1999, and subsequent amendments.

Surname and Name	Equity investment	Number of shares held at the end of 2003	Number of shares purchased (a)	Number of shares sold	Number of shares held at the end of 2004
Benedini Benito (c)	Banca Intesa ord. shares	–	9,918	938	8,980
Benedini Benito	Banca Intesa ord. shares	103,986	5,072		109,058
Bernheim Antoine	Banca Intesa ord. shares	379,997	18,536		398,533
Desiata Alfonso	Banca Intesa ord. shares	337,155	16,446		353,601
Forestieri Giancarlo (b)	Banca Intesa ord. shares	3,587	174		3,761
Pavarani Eugenio	Banca Intesa ord. shares	–	1,244	256	988
Trombi Gino	Banca Intesa ord. shares	21,505	1,064		22,569
Trombi Gino	Banca Intesa sav. shares	315			315
Beato Francesco Paolo	Banca Intesa ord. shares	1,150	300	1,450	–
Beato Francesco Paolo	Banca Intesa sav. shares	5,000		5,000	–
Colombo Paolo Andrea (b)	Banca Intesa sav. shares	10,000			10,000
Colombo Paolo Andrea (c)	Banca Intesa ord. shares	–	487		487

(a) Shares include the free assignment of 2 ordinary shares every 41 ordinary shares and/or saving shares held, which occurred at the time of the distribution of the dividend relative to 2003.
(b) Jointly held with family members.
(c) In the name of the spouse.

TRADING ON OWN SHARES

During the year, Banca Intesa did not carry out any transactions on own shares with the exception of the sale on the market of the residual 727,771 ordinary shares which had remained in its portfolio after the free assignment resolved upon by the Shareholders' Meetings of 15th April 2004 and 16th April 2003.

Group companies – on the basis of specific Shareholders' Meeting authorisations – carried out the following transactions:

- *Ordinary shares.* Initial number 460,899 (countervalue 1,467,581 euro); purchased 9,977,294 (countervalue 30,770,010 euro); sold 7,723,338 (countervalue 23,556,259 euro); end-of-year number 2,714,855 (countervalue 9,610,587 euro); profit 929,255 euro;
- *Unconvertible saving shares:* Initial number –; purchased 1,451,330 (countervalue 3,720,510 euro); sold 1,451,330 (countervalue 3,704,343 euro); end-of-year number –; loss 16,167 euro.

STOCK OPTION PLAN

The Extraordinary Shareholders' Meeting held on 17th December 2002 revocated the previous resolution made by the Extraordinary Shareholders' Meeting held on 1st March 2001 and resolved upon a new stock option plan, which sets forth the assignment, for free, of up to a maximum of 100,000,000 options to acquire 100,000,000 newly-issued Banca Intesa ordinary shares, to Banca Intesa or Group companies' managers. Each share shall start to accrue rights as of 1st January of the year in which the subscription takes place and shall have a nominal value of 0.52 euro.

Such resolution provides top management with an effective instrument for motivating a wide number of managers, by connecting a part of their compensation to programmed results, and thus favouring the development of a culture strongly oriented to shareholder-value-creation, consistent with the new principles at the base of the 2003-2005 Business Plan.

The stock option plan could involve in total up to a maximum of 250 beneficiaries among executives of Banca Intesa or companies belonging to the Group and employees which are not executives but have roles deemed to be strategic. The beneficiaries of the plan and the number of options assigned to each beneficiary have been identified by the Board of Directors following the proposal made by the Managing Director; the number of options to be assigned to the Managing Director is defined by the Board of Directors following the proposal made by the Remuneration committee.

The plan set out two assignment cycles: the first within 31st January 2003 and the second within 31st July 2003. The options refer for one third to each of the fiscal years 2003, 2004 and 2005 and are divided in two different categories: "class A options" to be assigned to all the Beneficiaries of the plan and "class B options", distributed in addition to the previous, to be assigned to the CEO and the other managers identified by the Board of Directors, following the proposal made by Banca Intesa's CEO.

The exercise of the options – by *tranches* starting from 2005 – is conditional upon the achievement of the following performance objectives for each of the years to which the options refer (2003-2004-2005):

- the return on the Banca Intesa ordinary share for the reference fiscal year be at least equal to the average return (to twice the average return for class B options) on BTP (fixed-income Government bonds) with a three-year maturity registered in the offering of such bonds to the market in the reference financial year;
- the financial indicator EVA in 2004 is positive and that EVA for 2005 is higher than in the previous year.

It will be in any case possible to exercise the options for which, in the reference period, the objective have not been met, provided that the objectives are recovered in the subsequent reference years.

The options' strike price is equal to the normal value of the share, that is the arithmetical average of the stock prices struck on the regulated market managed by Borsa Italiana (MTA) in the period from the date of assignment of the options (corresponding to the date in which the Board of Directors fixes the number of options and the beneficiaries of the plan) to the same day of the previous calendar month.

The following table shows information regarding the assignment of stock options, according to the form set out by Consob Resolution 11971 of 14th May 1999 and subsequent amendments.

	Options held at the starting period			Options assigned during the period			Options exercised during the period			Options expired in the period (4)	Options held at the period-end		
	Number of Options (1)	Average strike price	Average expiration	Number of Options (2)	Average strike price	Average expiration	Number of Options (3)	Average strike price	Average market price		Number of Options (5)=1+2-3-4	Average strike price	Average expiration
Managing Director and CEO	15,000,000	2.022	2005-2007								15,000,000	2.022	2005-2007
Other Beneficiaries (*)	82,790,000	2.052	2005-2007							1,160,000	81,630,000	2.052	2005-2007
TOTAL	97,790,000	2.047	2005-2007							1,160,000	96,630,000	2.048	2005-2007

(*) Directors of Banca Intesa and other Group companies.

The Banca Intesa share

Stock price performance

The fact that the expected economic recovery did not manifest itself, the uncertainties of the geopolitical situation and the tensions on oil prices maintained European stock markets on the same level during the first 9 months of the year. Instead, in the fourth quarter markets recorded a markedly positive trend which led to an annual growth of the DJ Eurostoxx index close to 10%. The Italian market did better than the European average and registered, over the same period, a progress exceeding 17%.

In Italy, however, the banking sector generally recorded a trend slightly under the European banking sector: Italian banks closed 2004 with a 9.7% rise, compared to +10.9% of European banks.

The Banca Intesa ordinary share, after a negative performance in the first 4 months of the year (reaching in April the minimum price of 2.666 euro), progressively recovered and started manifesting a trend which led it to outperform the sector and close the year with a 12.4% progress. The Banca Intesa saving share recorded a 37.5% rise from the beginning of the year, thus reducing its discount, with respect to the ordinary share, to 11% (from 27% of the end of 2003).


BANCA INTESA'S ORDINARY SHARE QUOTATION AND BANKING SECTOR INDEX[1]
Official price (in euro)
Banking index
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,600
1,550
1,500
1,450
1,400
1,350
1,300
02/01/2004
14/01/2004
26/01/2004
05/02/2004
17/02/2004
27/02/2004
10/03/2004
22/03/2004
01/04/2004
15/04/2004
27/04/2004
07/05/2004
19/05/2004
31/05/2004
10/06/2004
22/06/2004
02/07/2004
14/07/2004
26/07/2004
05/08/2004
17/08/2004
27/08/2004
08/09/2004
20/09/2004
30/09/2004
12/10/2004
22/10/2004
03/11/2004
15/11/2004
25/11/2004
07/12/2004
17/12/2004
30/12/2004
Banca Intesa quotation
Banking index

[1] Comit Banking Index

Price/book value

The index – expressed as a multiple of total net shareholders' equity – identifies the value attributed by the market to the entire share capital of a listed company and, therefore, indirectly to the entire value of its activities and equity investments. Notwithstanding the exogenous factors which influence stock prices the index is, to some extent, the result of the greater or lower confidence which financial analysts and the financial community have in the profitability prospects and the capital strength of the company.

For Gruppo Intesa the evolution of this indicator – calculated on average annual figures – and in particular, the rise registered in 2004, despite the further progress of shareholders' equity, reflects the positive performance recorded by the share during the year.

(in million of euro)

	2004	2003	2002	2001	2000
Market capitalisation	20,414	17,140	16,856	22,776	22,895
Shareholders' equity	15,328	14,521	14,061	13,209	11,245
Price/book value	1.33	1.18	1.20	1.72	2.04

Pay-out ratio

The index expresses the ratio between net income and the portion paid out as dividends.

(in million of euro)

	2004	2003	2002	2001	2000
Net income for the period	1,884	1,214	200	928	1,461
Dividends (*)	729	330	108	331	551
Pay-out ratio	39%	27%	54%	36%	38%

(*) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro respectively per share) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Dividend yield

This indicator measures percentage return on the share, calculated as the ratio between dividends for the year and market price in the reference year.

This return, determined using the average annual stock price, highlights the higher return generated over the last three years, in which the effects of the actions set out in the Business Plan progressively began to show.

(in euro)

	2004	2003	2002	2001	2000
Ordinary share					
Dividend per share (*)	0.105	0.049	0.015	0.045	0.093
Average stock price	3.072	2.600	2.578	3.809	4.338
Dividend yield	3.42%	1.88%	0.58%	1.18%	2.14%
Saving share					
Dividend per share (*)	0.116	0.060	0.028	0.080	0.103
Average stock price	2.403	1.887	1.878	2.437	2.421
Dividend yield	4.83%	3.18%	1.49%	3.28%	4.25%

(*) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro respectively per share) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Rating

The ratings assigned in 2004 to Banca Intesa's debt, set out in the following table, highlighted – compared to 2003 – an improvement as concerns Standard & Poor's and remained unchanged for Moody's and Fitch. Moody's revised the outlook from "stable" to "positive".

Rating agency	Short-term debt	Medium- and long-term debt
Standard & Poor's	A-1	A
Moody's	P-1	A1
Fitch	F1	A+

Significant subsequent events

In February 2005, Banca Intesa signed with the controlling shareholders of **Delta Banka, Belgrade**, an agreement for the acquisition of 75% plus one share or, under certain circumstances, 100% of the voting share capital of the Serbian bank. The transaction is expected to close at the beginning of the second quarter of 2005, after the necessary authorisations and Banca Intesa has launched a takeover bid.
Delta Banka is the second largest bank in Serbia and Montenegro in terms of total assets, it has a network of 144 branches and 16 outlets and serves over 400,000 clients. As at 31st December 2004, it registered 691 million euro of total assets, 553 million euro of customer deposits, 332 million euro of loans to customers and 114 million euro of shareholders' equity. For the twelve months ended 31st December 2004, its net income amounted to 22 million euro. Banca Intesa will pay either 277.5 million euro cash for the 75% plus one share (with an attendant shareholders agreement regulating, amongst others, the exercise of a call option by Banca Intesa and a put option by the sellers on the remaining stake over the course of the next four years) or 370 million euro cash for 100% of the share capital of Delta Banka. The purchase price has been determined by applying a 3.2 multiple to the shareholders' equity of Delta Banka as at 31st December 2004. The outlay will be funded by the disposal of non-core assets, including the recently-sold stakes in Commerzbank and HVB.

Again in February, Beni Stabili and Banca Intesa signed a preliminary agreement for Beni Stabili's purchase of 49% of **Milano Zero Tre** from Banca Intesa at a price of 134 million euro (value after deducting net income for 2004 and the subsequent distribution of dividends and reserves, totalling 81.6 million euro). The closing is expected to occur within the end of March 2005. It must be noted that, at the end of 2003, Gruppo Intesa transferred 45 non-strategic properties with a book value of approximately 291 million euro to Milano Zero Tre at the time of its establishment, by Beni Stabili (51%) and Banca Intesa (49%). The sale of such properties was initially set out by the business plan over a period of five years. However, in view of the positive results already achieved as at 31st December 2004 and following the significant reduction in the time horizon of the business plan, the parties agreed to dissolve the joint venture.
The sale, which forms part of the programmed disposal of non-core activities set out in Banca Intesa's Business Plan for the period 2003-2005, will enable the Bank to report a capital gain of approximately 50 million euro in its 2005 consolidated financial statements.

Lastly, on 28th February 2005 Banca Intesa and **ABS Banka, Sarajevo** reached an agreement on the terms of a tender offer to be launched by Banca Intesa for ABS Banka's shares. The tender offer will be launched for 100% of the share capital of ABS Banka for a total cash consideration of approximately 11.9 million euro. Its closing is conditional, in addition to the authorisations of the competent authorities in the two Countries, also upon no less than 50% plus one share of ABS Banka's share capital being tendered by its shareholders, although Banca Intesa may, at its sole discretion, decide to accept a lower percentage. At the end of 2003, ABS Banka had 56 million euro of total assets, 39 million euro of customer deposits and 34 million euro of loans to customers. Shareholders' equity equalled 9 million of euro and net income amounted to 791,000 million euro. The bank has a network of 41 branches on the whole Bosnia-Herzegovina territory serving 100,000 clients.

Forecast for 2005

Contrary to 2004, which was perceived as the year of inversion for world economy, 2005 is showing the continuation of already-consolidated trends.
In effect, the factors which will affect the economic backdrop in 2005 – normalisation of US interest rates, weakness of the dollar, productive delocalisation and volatility of raw material prices – have already been active for some time, though to a different extent. Considered together they should lead to a slower growth rate for world economy than in 2004 and to relatively contained global inflation pressures.

In the European Union, 2005 should see the confirmation of the relatively contained growth rates experimented in 2004, though with a slight acceleration in quarterly variations and a greater dynamism of domestic demand. On the contrary, inflation is expected to decrease from the first months of the year. Starting from mid-2005, the consolidation of growth, in particular in domestic demand, may enable the European Central Bank to remove part of the monetary stimulus.
The high level of the euro on the foreign exchange markets represents the main threat in this scenario. In fact, the erosion in competitiveness attributable to the currency's foreign exchange rate will not enable the European economy to benefit to the full by the growth in world demand, which should remain high also in 2005.

In Italy, only a constant growth rhythm, which is not at all certain in 2005 considering the selection in the industrial system currently under way, may lead the average annual growth rate to exceed the already modest level of 2004.

As concerns the banking system, in 2005, the average growth rate of loans to customers should be higher than in the year just ended, essentially reflecting a better trend in the cyclical component related to demand and a still considerable increase in long-term loans, even though with a physiological slowdown. The main characteristics of credit demand will continue to be the growing propensity of households for debts and the orientation of businesses to stabilise liabilities, via long-term bank financing. As concerns deposits, also considering the expectations of moderate interest rate rises, preference for liquidity should remain rather high, even though a gradual shift in the financial portfolios in favour of instruments with higher risk and return characteristics is forecasted.

Such trends should positively impact on the ordinary activities of Italian banks, which are expected to improve with respect to 2004. More specifically, as concerns revenues, interest margin is expected to be more dynamic, especially as a result of the acceleration of the evolution of loans to customers. In parallel, non-interest income should basically confirm the progress recorded last year and reflect, among other things, an increase in managed funds that is expected to be contained both in terms of assets under management and unit margins. The latter are expected to record just a slight rise due to the persisting high risk aversion of investors.
Expectations on operating costs seem also basically positive. Operating costs are destined to decrease in comparison to intermediated funds, thanks to policies aimed at improving operating efficiency, adopted by banks in the last few years and destined to continue also in 2005. Lastly, provisioning policies should remain prudent, in particular as far as valuation of loans is concerned, considering the still somewhat fragile economic situation. There seems to be no space for further reductions in adjustments for the system, after the

decrease which presumably occurred in 2004, even though the attention paid by banks to risk containment should contribute to moderate their expansion.

As concerns the forecast for 2005, the objectives of a further considerable increase in net income indicated in the 2003-2005 Business Plan are confirmed and are taken as a starting point of the 2005-2007 Business Plan which will be presented to the market in the spring.

The Board of Directors

Milano, 7th March 2005

File No. 82-35020

Independent Auditors' Report on the consolidated financial statements

Translation from the original Italian text



Reconta Ernst & Young S.p.A.

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n.58
(Translation from the original Italian text)

To the Shareholders
of Banca Intesa S.p.A.

1. We have audited the consolidated financial statements of Banca Intesa S.p.A. as of and for the year ended 31 December 2004. These consolidated financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Companies and Stock Exchange Commission). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The audits of the financial statements of certain consolidated subsidiaries, which respectively represent approximately 1% of consolidated total assets and approximately 2% of consolidated net interest and related income, is the responsibility of other auditors.

   As indicated in the notes to the consolidated financial statements, the Company has restated the amounts related to the prior year consolidated financial statements to take into consideration the changes in the consolidation area. This financial information has not been examined by us. For our opinion on the consolidated financial statements of the prior year as originally presented, which are also included in the consolidated financial statements, reference should be made to our report dated 26 March 2004.

3. In our opinion, the consolidated financial statements of Banca Intesa S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Banca Intesa S.p.A. as of 31 December 2004, and the consolidated results of its operations for the year then ended.

Milan, 23 March 2005

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli
(Partner)

File No. 82-35020

File No. 82-35020

Gruppo Intesa
Consolidated financial statements as at 31st December 2004

File No. 82-35020

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004 COMPARED TO AS AT 31ST DECEMBER 2003

CONSOLIDATED BALANCE SHEET

(in millions of euro)

	Assets	31/12/2004	31/12/2003	Changes	
				amount	%
10.	Cash and deposits with central banks and post offices	1,488	1,591	(103)	(6.5)
20.	Treasury bills and similar bills eligible for refinancing with central banks	5,031	3,739	1,292	34.6
30.	Due from banks	28,730	28,537	193	0.7
	a) repayable on demand	*2,718*	*2,520*	*198*	*7.9*
	b) other	*26,012*	*26,017*	*(5)*	-
40.	Loans to customers	157,698	154,992	2,706	1.7
	including				
	- with public funds under administration	*67*	*59*	*8*	*13.6*
50.	Bonds and other debt securities	31,102	22,889	8,213	35.9
	a) public entities	*10,049*	*6,311*	*3,738*	*59.2*
	b) banks	*11,179*	*8,774*	*2,405*	*27.4*
	including				
	- own bonds	*2,273*	*1,900*	*373*	*19.6*
	c) financial institutions	*7,033*	*5,108*	*1,925*	*37.7*
	including				
	- own bonds	–	*150*	*(150)*	
	d) other issuers	*2,841*	*2,696*	*145*	*5.4*
60.	Shares, quotas and other forms of capital	2,591	2,015	576	28.6
70.	Equity investments	4,747	4,713	34	0.7
	a) carried at equity	*1,035*	*1,045*	*(10)*	*(1.0)*
	b) other	*3,712*	*3,668*	*44*	*1.2*
80.	Investments in Group companies	87	71	16	22.5
	a) carried at equity	*43*	*22*	*21*	*95.5*
	b) other	*44*	*49*	*(5)*	*(10.2)*
90.	Goodwill arising on consolidation	484	546	(62)	(11.4)
100.	Goodwill arising on application of the equity method	253	286	(33)	(11.5)
110.	Intangibles	560	621	(61)	(9.8)
	including				
	- start-up costs	*8*	*16*	*(8)*	*(50.0)*
	- goodwill	-	-	-	
120.	Fixed assets	3,515	3,664	(149)	(4.1)
140.	Own shares or quotas (nominal value € 1,411,725)	10	1,017	(1,007)	(99.0)
150.	Other assets	35,758	33,099	2,659	8.0
160.	Accrued income and prepaid expenses	2,544	2,435	109	4.5
	a) accrued income	*1,830*	*1,978*	*(148)*	*(7.5)*
	b) prepaid expenses	*714*	*457*	*257*	*56.2*
	including				
	- discounts on securities issued	*34*	*43*	*(9)*	*(20.9)*
	Total Assets	**274,598**	**260,215**	**14,383**	**5.5**

(in millions of euro)

	Liabilities and Shareholders' Equity	31/12/2004	31/12/2003	Changes	
				amount	%
10.	Due to banks	34,214	31,720	2,494	7.9
	a) repayable on demand	*6,132*	*7,214*	*(1,082)*	*(15.0)*
	b) time deposits or with notice period	*28,082*	*24,506*	*3,576*	*14.6*
20.	Due to customers	109,443	105,029	4,414	4.2
	a) repayable on demand	*82,914*	*80,851*	*2,063*	*2.6*
	b) time deposits or with notice period	*26,529*	*24,178*	*2,351*	*9.7*
30.	Securities issued	61,417	56,659	4,758	8.4
	a) bonds	*53,003*	*47,908*	*5,095*	*10.6*
	b) certificates of deposit	*6,326*	*7,576*	*(1,250)*	*(16.5)*
	c) other	*2,088*	*1,175*	*913*	*77.7*
40.	Public funds under administration	99	90	9	10.0
50.	Other liabilities	35,349	32,233	3,116	9.7
60.	Accrued expenses and deferred income	3,772	3,021	751	24.9
	a) accrued expenses	*1,942*	*1,948*	*(6)*	*(0.3)*
	b) deferred income	*1,830*	*1,073*	*757*	*70.5*
70.	Allowance for employee termination indemnities	1,117	1,186	(69)	(5.8)
80.	Allowances for risks and charges	3,598	3,847	(249)	(6.5)
	a) pensions and similar commitments	*288*	*289*	*(1)*	*(0.3)*
	b) taxation	*1,417*	*1,614*	*(197)*	*(12.2)*
	c) risks and charges arising on consolidation	–	*68*	*(68)*	
	d) other	*1,893*	*1,876*	*17*	*0.9*
90.	Allowances for possible loan losses	4	28	(24)	(85.7)
100.	Reserve for general banking risks	–	95	(95)	
110.	Subordinated and perpetual liabilities	9,278	10,603	(1,325)	(12.5)
120.	Negative goodwill arising on consolidation	29	29	–	–
130.	Negative goodwill arising on application of the equity method	2	1	1	
140.	Minority interests	743	706	37	5.2
150.	Share capital	3,561	3,561	–	–
160.	Share premium reserve	5,406	5,404	2	–
170.	Reserves	4,325	4,433	(108)	(2.4)
	a) legal reserve	*773*	*773*	–	–
	b) reserve for own shares	*10*	*1,017*	*(1,007)*	*(99.0)*
	c) statutory reserves	*1,084*	*61*	*1,023*	
	d) other reserves	*2,458*	*2,582*	*(124)*	*(4.8)*
180.	Revaluation reserves	357	356	1	0.3
200.	Net income for the period	1,884	1,214	670	55.2
	Total Liabilities and Shareholders' Equity	**274,598**	**260,215**	**14,383**	**5.5**

(in millions of euro)

	Guarantees and Commitments	31/12/2004	31/12/2003	Changes	
				amount	%
10.	Guarantees given	22,158	22,298	(140)	(0.6)
	including				
	- acceptances	*333*	*294*	*39*	*13.3*
	- other guarantees	*21,825*	*22,004*	*(179)*	*(0.8)*
20.	Commitments	46,611	48,153	(1,542)	(3.2)
	including				
	- for sales with commitment to repurchase	-	-	-	
30.	Credit derivatives	38,780	34,884	3,896	11.2
	Total Guarantees and Commitments	**107,549**	**105,335**	**2,214**	**2.1**

GRUPPO INTESA
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004
COMPARED TO AS AT 31ST DECEMBER 2003

CONSOLIDATED STATEMENT OF INCOME

(in millions of euro)

		31/12/2004	31/12/2003	Changes	
				amount	%
10.	Interest income and similar revenues	9,470	10,117	(647)	(6.4)
	including from				
	– loans to customers	*7,224*	*7,719*	*(495)*	*(6.4)*
	– debt securities	*1,307*	*1,240*	*67*	*5.4*
20.	Interest expense and similar charges	(4,535)	(5,266)	(731)	(13.9)
	including on				
	– deposits from customers	*(1,277)*	*(1,527)*	*(250)*	*(16.4)*
	– securities issued	*(2,227)*	*(2,373)*	*(146)*	*(6.2)*
30.	Dividends and other revenues	502	575	(73)	(12.7)
	a) from shares, quotas and other forms of capital	*440*	*489*	*(49)*	*(10.0)*
	b) from equity investments	*56*	*58*	*(2)*	*(3.4)*
	c) from investments in Group companies	*6*	*28*	*(22)*	*(78.6)*
40.	Commission income	4,031	3,940	91	2.3
50.	Commission expense	(584)	(609)	(25)	(4.1)
60.	Profits (Losses) on financial transactions	313	483	(170)	(35.2)
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	6	6	–	–
70.	Other operating income	519	603	(84)	(13.9)
80.	Administrative costs	(5,247)	(5,434)	(187)	(3.4)
	a) payroll	*(3,147)*	*(3,324)*	*(177)*	*(5.3)*
	including				
	– wages and salaries	*(2,221)*	*(2,328)*	*(107)*	*(4.6)*
	– social security charges	*(611)*	*(649)*	*(38)*	*(5.9)*
	– termination indemnities	*(135)*	*(152)*	*(17)*	*(11.2)*
	– pensions and similar commitments	*(103)*	*(109)*	*(6)*	*(5.5)*
	b) other	*(2,100)*	*(2,110)*	*(10)*	*(0.5)*
85.	Allocation (Use) of net returns (losses) on investment of the allowances for pensions and similar commitments	(6)	(6)	–	–
90.	Adjustments to fixed assets and intangibles	(713)	(831)	(118)	(14.2)
100.	Provisions for risks and charges	(172)	(207)	(35)	(16.9)
110.	Other operating expenses	(133)	(216)	(83)	(38.4)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,700)	(2,051)	(351)	(17.1)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	711	830	(119)	(14.3)
140.	Provisions for possible loan losses	(1)	(1)	–	–
150.	Adjustments to financial fixed assets	(43)	(214)	(171)	(79.9)
160.	Write-back of financial fixed assets	24	10	14	
170.	Income from investments carried at equity	143	84	59	70.2
180.	**Income from operating activities**	**2,585**	**1,813**	**772**	**42.6**
190.	Extraordinary income	763	1,316	(553)	(42.0)
200.	Extraordinary charges	(716)	(1,117)	(401)	(35.9)
210.	**Extraordinary income, net**	**47**	**199**	**(152)**	**(76.4)**
220.	Use of allowance for risks and charges arising on consolidation	68	7	61	
230.	Change in the reserve for general banking risks	95	19	76	
240.	Income taxes	(805)	(741)	64	8.6
250.	Minority interests	(106)	(83)	23	27.7
260.	**Net income for the period**	**1,884**	**1,214**	**670**	**55.2**

File No. 82-35020

Gruppo Intesa
Consolidated financial statements as at 31st December 2004 compared to as at 31st December 2003 - pro forma

File No. 82-35020

File No. 82-35020

Gruppo Intesa

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004 COMPARED TO AS AT 31ST DECEMBER 2003 - PRO FORMA

CONSOLIDATED BALANCE SHEET

(in millions of euro)

	Assets	31/12/2004	31/12/2003 pro forma [a]	Changes	
				amount	%
10.	Cash and deposits with central banks and post offices	1,488	1,576	(88)	(5.6)
20.	Treasury bills and similar bills eligible for refinancing with central banks	5,031	3,739	1,292	34.6
30.	Due from banks	28,730	28,521	209	0.7
	a) repayable on demand	*2,718*	*2,536*	*182*	*7.2*
	b) other	*26,012*	*25,985*	*27*	*0.1*
40.	Loans to customers	157,698	154,614	3,084	2.0
	including				
	- with public funds under administration	*67*	*59*	*8*	*13.6*
50.	Bonds and other debt securities	31,102	22,666	8,436	37.2
	a) public entities	*10,049*	*6,100*	*3,949*	*64.7*
	b) banks	*11,179*	*8,771*	*2,408*	*27.5*
	including				
	- own bonds	*2,273*	*1,896*	*377*	*19.9*
	c) financial institutions	*7,033*	*5,108*	*1,925*	*37.7*
	including				
	- own bonds	*-*	*150*	*(150)*	
	d) other issuers	*2,841*	*2,687*	*154*	*5.7*
60.	Shares, quotas and other forms of capital	2,591	2,013	578	28.7
70.	Equity investments	4,747	4,713	34	0.7
	a) carried at equity	*1,035*	*1,045*	*(10)*	*(1.0)*
	b) other	*3,712*	*3,668*	*44*	*1.2*
80.	Investments in Group companies	87	195	(108)	(55.4)
	a) carried at equity	*43*	*145*	*(102)*	*(70.3)*
	b) other	*44*	*50*	*(6)*	*(12.0)*
90.	Goodwill arising on consolidation	484	546	(62)	(11.4)
100.	Goodwill arising on application of the equity method	253	286	(33)	(11.5)
110.	Intangibles	560	619	(59)	(9.5)
	including				
	- start-up costs	*8*	*16*	*(8)*	*(50.0)*
	- goodwill	*-*	*-*	*-*	
120.	Fixed assets	3,515	3,655	(140)	(3.8)
140.	Own shares or quotas (nominal value € 1,411,725)	10	1,017	(1,007)	(99.0)
150.	Other assets	35,758	33,089	2,669	8.1
160.	Accrued income and prepaid expenses	2,544	2,429	115	4.7
	a) accrued income	*1,830*	*1,974*	*(144)*	*(7.3)*
	b) prepaid expenses	*714*	*455*	*259*	*56.9*
	including:				
	- discounts on securities issued	*34*	*43*	*(9)*	*(20.9)*
	Total Assets	**274,598**	**259,678**	**14,920**	**5.7**

[a] Figures restated on a consistent basis.

(in millions of euro)

	Liabilities and Shareholders' Equity	31/12/2004	31/12/2003 pro forma [*]	Changes amount	Changes %
10.	Due to banks	34,214	31,668	2,546	8.0
	a) repayable on demand	*6,132*	*7,175*	*(1,043)*	*(14.5)*
	b) time deposits or with notice period	*28,082*	*24,493*	*3,589*	*14.7*
20.	Due to customers	109,443	104,586	4,857	4.6
	a) repayable on demand	*82,914*	*80,732*	*2,182*	*2.7*
	b) time deposits or with notice period	*26,529*	*23,854*	*2,675*	*11.2*
30.	Securities issued	61,417	56,591	4,826	8.5
	a) bonds	*53,003*	*47,908*	*5,095*	*10.6*
	b) certificates of deposit	*6,326*	*7,512*	*(1,186)*	*(15.8)*
	c) other	*2,088*	*1,171*	*917*	*78.3*
40.	Public funds under administration	99	90	9	10.0
50.	Other liabilities	35,349	32,226	3,123	9.7
60.	Accrued expenses and deferred income	3,772	3,014	758	25.1
	a) accrued expenses	*1,942*	*1,942*	–	–
	b) deferred income	*1,830*	*1,072*	*758*	*70.7*
70.	Allowance for employee termination indemnities	1,117	1,182	(65)	(5.5)
80.	Allowances for risks and charges	3,598	3,865	(267)	(6.9)
	a) pensions and similar commitments	*288*	*288*	–	–
	b) taxation	*1,417*	*1,606*	*(189)*	*(11.8)*
	c) risks and charges arising on consolidation	–	*68*	*(68)*	
	d) other	*1,893*	*1,903*	*(10)*	*(0.5)*
90.	Allowances for possible loan losses	4	25	(21)	(84.0)
100.	Reserve for general banking risks	–	95	(95)	
110.	Subordinated and perpetual liabilities	9,278	10,603	(1,325)	(12.5)
120.	Negative goodwill arising on consolidation	29	29		
130.	Negative goodwill arising on application of the equity method	2	1	1	
140.	Minority interests	743	735	8	1.1
150.	Share capital	3,561	3,561	–	–
160.	Share premium reserve	5,406	5,404	2	–
170.	Reserves	4,325	4,433	(108)	(2.4)
	a) legal reserve	*773*	*773*	–	–
	b) reserve for own shares	*10*	*1,017*	*(1,007)*	*(99.0)*
	c) statutory reserves	*1,084*	*61*	*1,023*	
	d) other reserves	*2,458*	*2,582*	*(124)*	*(4.8)*
180.	Revaluation reserves	357	356	1	0.3
200.	Net income for the period	1,884	1,214	670	55.2
	Total Liabilities and Shareholders' Equity	**274,598**	**259,678**	**14,920**	**5.7**

[*] Figures restated on a consistent basis.

File No. 82-35020

(in millions of euro)

	Guarantees and Commitments	31/12/2004	31/12/2003 pro forma [*]	Changes	
				amount	%
10.	Guarantees given	22,158	22,253	(95)	(0.4)
	including				
	– acceptances	*333*	*294*	*39*	*13.3*
	– other guarantees	*21,825*	*21,959*	*(134)*	*(0.6)*
20.	Commitments	46,611	48,150	(1,539)	(3.2)
	including				
	– for sales with commitment to repurchase	–	–	–	
30.	Credit derivatives	38,780	34,884	3,896	11.2
	Total Guarantees and Commitments	**107,549**	**105,287**	**2,262**	**2.1**

[*] Figures restated on a consistent basis.

GRUPPO INTESA
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004
COMPARED TO AS AT 31ST DECEMBER 2003 – PRO FORMA

CONSOLIDATED STATEMENT OF INCOME

(in millions of euro)

		31/12/2004	31/12/2003 pro forma (*)	Changes	
				amount	%
10.	Interest income and similar revenues	9,470	10,072	(602)	(6.0)
	including from				
	– loans to customers	*7,224*	*7,685*	*(461)*	*(6.0)*
	– debt securities	*1,307*	*1,231*	*76*	*6.2*
20.	Interest expense and similar charges	(4,535)	(5,249)	(714)	(13.6)
	including on				
	– deposits from customers	*(1,277)*	*(1,561)*	*(284)*	*(18.2)*
	– securities issued	*(2,227)*	*(2,303)*	*(76)*	*(3.3)*
30.	Dividends and other revenues	502	421	81	19.2
	a) from shares, quotas and other forms of capital	*440*	*349*	*91*	*26.1*
	b) from equity investments	*56*	*44*	*12*	*27.3*
	c) from investments in Group companies	*6*	*28*	*(22)*	*(78.6)*
40.	Commission income	4,031	3,938	93	2.4
50.	Commission expense	(584)	(612)	(28)	(4.6)
60.	Profits (Losses) on financial transactions	313	483	(170)	(35.2)
65.	Gross returns (losses) on investment of the allowances for pensions and similar commitments	6	6	–	–
70.	Other operating income	519	588	(69)	(11.7)
80.	Administrative costs	(5,247)	(5,398)	(151)	(2.8)
	a) payroll	*(3,147)*	*(3,298)*	*(151)*	*(4.6)*
	including				
	– wages and salaries	*(2,221)*	*(2,309)*	*(88)*	*(3.8)*
	– social security charges	*(611)*	*(645)*	*(34)*	*(5.3)*
	– termination indemnities	*(135)*	*(151)*	*(16)*	*(10.6)*
	– pensions and similar commitments	*(103)*	*(108)*	*(5)*	*(4.6)*
	b) other	*(2,100)*	*(2,100)*	*–*	*–*
85.	Allocation (Use) of net returns (losses) on investment of the allowances for pensions and similar commitments	(6)	(6)		
90.	Adjustments to fixed assets and intangibles	(713)	(820)	(107)	(13.0)
100.	Provisions for risks and charges	(172)	(199)	(27)	(13.6)
110.	Other operating expenses	(133)	(215)	(82)	(38.1)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,700)	(2,023)	(323)	(16.0)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	711	844	(133)	(15.8)
140.	Provisions for possible loan losses	(1)	(1)	–	–
150.	Adjustments to financial fixed assets	(43)	(214)	(171)	(79.9)
160.	Write-back of financial fixed assets	24	10	14	
170.	Income from investments carried at equity	143	96	47	49.0
180.	**Income from operating activities**	**2,585**	**1,721**	**864**	**50.2**
190.	Extraordinary income	763	1,294	(531)	(41.0)
200.	Extraordinary charges	(716)	(1,166)	(450)	(38.6)
210.	**Extraordinary income (loss), net**	**47**	**128**	**(81)**	**(63.3)**
220.	Use of allowance for risks and charges arising on consolidation	68	7	61	
230.	Change in the reserve for general banking risks	95	19	76	
240.	Income taxes	(805)	(580)	225	38.8
250.	Minority interests	(106)	(81)	25	30.9
260.	**Net income for the period**	**1,884**	**1,214**	**670**	**55.2**

(*) Figures restated on a consistent basis.

File No. 82-35020

BLANK PAGE TO BE REMOVED

File No. 82-35020

BLANK PAGE TO BE REMOVED

File No. 82-35020

Notes to the consolidated financial statements

Introduction

File No. 82-35020

ACCOUNTING CRITERIA

Consolidated financial statements

2004 consolidated financial statements have been prepared in compliance with the provisions contained in Legislative Decree 87 of 27th January 1992 and in the instructions of the Governor of the Bank of Italy of 30th July 2002.

Consolidated financial statements are made up of the consolidated balance sheet, the consolidated statement of income and the notes to the consolidated financial statements, and the report on operations has also been included. The Report and the Notes to the consolidated financial statements contain all information required by current regulations, by the Bank of Italy and by Consob (Italian Securities Exchange Commission), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of the Group's situation.
The comments to the consolidated accounts provide ample information on the activities of the Parent Company Banca Intesa in consideration of its weight in consolidated figures.
Accounting and valuation criteria did not vary compared to those used to prepare the consolidated financial statements as at 31st December 2003.

As in the past, Banca Intesa notifies that it used the faculty contained in Art. 82, par. 2, of Consob Resolution 11971/99 of making the draft Parent Company's financial statements and the draft consolidated financial statements as at 31st December 2004 available for Shareholders and the market within 90 days from the end of period – instead of the quarterly report as at the same date.
The quarterly development of the balance sheet and of the statement of income are also presented for the purpose of providing the market consistent information with that disclosed to the market in the previous interim reports.

Reconta Ernst & Young S.p.A. audited the consolidated financial statements as at 31st December 2004.

The amounts indicated in this Annual report are expressed in millions of euro, unless otherwise specified.

Pro forma figures

Figures reported in the 2004 consolidated financial statements are compared with those as at 31st December 2003 restated to consider both the new tax provisions, which set forth that dividends are no longer increased by the tax credit and changes in the consolidation area. In compliance with the principle of continuity in the shareholders' equity pertaining to the Group, figures for the period used for comparison have been restated using a methodology which does not alter consolidated shareholders' equity recorded at the reference date.

This methodology requires:

- for companies fully consolidated for the first time in the period, balance sheet and statement of income figures of the previous periods are recorded line by line and both shareholders' equity and net income for those periods are attributed to minority shareholders;
- for companies which exit the consolidation area, the relevant balance sheet and statement of income figures are excluded and the relevant stakes are carried at equity.

CONSOLIDATION CRITERIA

As already mentioned, consolidation criteria conform to provisions set forth by Legislative Decree 87 of 27th January 1992 and Bank of Italy regulations dated 30th July 2002.

Consolidation area

The area of consolidation includes the Parent Company, Banca Intesa, and the significant equity investments which have been listed in a specific table in the Notes. This section also includes changes occurred in the consolidation area. The most significant changes in 2004 referred to the exclusion of Intesa Bank Canada, Banco Sudameris Paraguay, Magazzini Generali Fiduciari Cariplo, Caridata and the inclusion of Banca Intesa Private Banking and IAF-Istituto Fiduciario.

Means of consolidation

Subsidiaries which carry out banking, financial activities, or contribute to the Group's operations are fully consolidated. Exceptions refer to minor equity investments. Companies which are subject to joint control are consolidated according to the proportional method. Subsidiaries whose activities are dissimilar to the above (banking, financial and auxiliary) and associated companies in which the Group has a significant equity investment (equal to or exceeding 20% of share capital) are stated with reference to the Group's interest in the shareholders' equity, including net income for the period.

Equity investments in SICAV and those related to merchant banking are carried at cost.

For the purpose of consolidation, or of valuation according to the equity method, the draft financial statements as at 31st December 2004 drawn up by the Directors of subsidiaries have been used. For certain companies which are not part of the Group, and are in any case not significant, financial statements as at 31st December 2004 were not available and therefore such companies have been valued according to the equity method using the last balance sheet situation available.

The draft financial statements as at 31st December 2004 of the consolidated companies have been prepared by the respective Boards of Directors prior to approval of the Group's consolidated financial statements by Banca Intesa's Board of Directors.

Full consolidation

This method involves the "line by line" aggregation of the individual amounts reported in the balance sheets and statements of income of the subsidiary companies concerned. Following the allocation to minority shareholders of their interests in equity (except for the "Allowances for possible loan losses" and the "Revaluation reserves") and the results for the period, the residual value is eliminated against the book value of the subsidiaries concerned.

Any differences arising on consolidation are allocated, where possible, to the assets and liabilities of the consolidated subsidiary; positive differences are also offset against the "Allowances for possible loan losses" and the "Revaluation reserves" pertaining to the Group. Residual differences are allocated to "Goodwill/Negative goodwill arising on consolidation" or "Other reserves".

The captions used are determined, respectively, with reference to the situation at the time the subsidiary was first consolidated and to subsequent changes in equity value, normally reflecting the results of operations. If positive consolidation differences arise on the assets side and are not deemed to be justified by the respective company's future profitability, these are fully expensed in the period.

As concerns the Allowance for risks and charges arising on consolidation, it was deemed that the reasons which had led to its formation no longer exist. It must be noted that the allowance was set up in the consolidated financial statements at the time of the acquisition of Banca CIS, via the attribution of a part of the difference between the *pro quota* book value of the latter and the lower cost sustained for the acquisition. This allowance, estimated on the basis of the presumed lower profitability of the company with respect to market benchmarks, which the investment would have required before the complete integration of the company in the Group, appears – considering the profitability of the subsidiary – no longer necessary and it was therefore decided to reverse it to the statement of income.

Proportional consolidation

This approach is applied to companies controlled together with other parties. The method is the same as that described in relation to full consolidation, except that the combination of the amounts reported in the balance sheet and statement of income is based on the percentage of control exercised by the Group.

Valuation using the equity method

This approach is applied to subsidiaries which do not carry out banking or financial activities, or do not contribute to Group's operations, as well as to companies not controlled by the Group, but over which the Group exercises significant influence (so-called associated companies according to Legislative Decree 87/92).

This method measures investments with reference to the Group's interest in their shareholders' equity, including "Allowances for possible loan losses", "Revaluation reserves" and income for the period. Differences with respect to the Parent Company's book value are allocated to "Goodwill/Negative goodwill arising on application of the equity method" and to "Other reserves", as described in relation to full consolidation.

Other consolidation techniques

Goodwill/Negative goodwill arising on consolidation and on application of the equity method is determined at the time the investment is acquired or consolidated for the first time. Subsequent disposals or changes in percentage owned adjust the original differences.

The equity of foreign subsidiaries is translated into euro using the official end-of-period exchange rates. The difference between this amount and that recorded in the financial statements on incorporation, or at purchase date, is allocated with the appropriate sign to "Other reserves".

The financial statements of consolidated companies prepared using policies which differ from those applying to banks are adjusted accordingly.

Dividends, adjustments and write-backs are reversed if they relate to companies which have been consolidated or carried at equity.

In consolidation, further to intercompany balances reconciliation, all intercompany assets and liabilities, income and expenses offset each other. Residual amounts are allocated to the statement of income or the balance sheet, in accordance with the instructions issued by the Bank of Italy on 30th July 2002.

Financial lease receivables were stated according to the financial method. This means, essentially, that the cost of the leased asset represents the value of the loan at the start of the leasing contract while, subsequently, each instalment payment is treated as a loan repayment including both principal and interest using the internal rate of return of each contract. For leasing transactions between consolidated companies the historical cost and accumulated depreciation of the assets concerned at period-end are redetermined. The financial statements therefore reflect the net book value of such assets, stated in accordance with the criteria set out below, after eliminating the effect of intercompany transactions.

INFORMATION ON SPECIFIC ISSUES

Subsidised mortgages as per Law 133/99 and unsubsidised fixed rate mortgages

In relation to the problems concerning the determination of interest income, the actions illustrated in the Annual report 2003 and in the interim reports of 2004. In particular, as regards subsidised mortgages, the Parent Company had already started in 2003 the renegotiation, ascertaining the amounts due and their restitution considering the Decree of 31st March 2003. There remains only a limited number of positions which have not been renegotiated which will be included in a future intervention. All amounts which may still be subject to reimbursement have been fully provisioned with a specific "Allowance for risks and charges".

The conciliation process for defaulted bonds

The conciliation activities with the customers holding Cirio, Giacomelli and Parmalat

bonds in default, which were already described in the Half-year report as at 30th June 2004, continued according to schedule, with the examination of the requests by the specific joint commissions made up of representatives of the Bank and Consumer associations. As at 31st December 2004 over 6,000 requests had been examined and approximately 25 million euro of reimbursements had already been proposed.

Option for the national fiscal consolidation provisions

In 2004 Banca Intesa and the Group's Italian companies (with the exclusion of Banca CIS, Banca di Trento e Bolzano, FinBTB, FriulAdria, Intesa Mediofactoring and the tax collection companies) have adopted the national fiscal consolidation provisions, set forth by Articles 117-129 of the new Combined Tax Regulations, introduced by Legislative Decree 344/03, in force as of 1st January 2004.
It provides for an option, based on which the total net income or net loss of every controlled subsidiary taking part in the fiscal consolidation procedure – together with withdrawal tax, tax deductions and tax credits – are transferred to the parent company, which determines a single taxable income or loss achieved (that is the result of the sum of its own income/loss and of the income/loss of the participating subsidiaries) and, consequently, a sole tax debit/credit.

Anatocism

Italy's Corte di Cassazione, with sentence 21095 of 4/11/04 confirmed the principle as concerns the contractual nature of the clause regarding the quarterly capitalisation of interest generally included in current account contracts by confirming that such clause may not derogate the general prohibition of anatocism set forth by Art. 1283 of the Italian Civil Code. Banca Intesa, consistently with the orientation of the banking system, continues to believe that the orientation of Italy's Supreme Court is wrong and reserves its rights to contrast it in the most opportune judicial procedures. However, the significant press coverage of the aforementioned court ruling and the initiatives promoted by consumer associations expose banks to possible customer claims aimed at obtaining the recalculation and reimbursement of so-called anatocistic interest.
If necessary, when these claims are followed by legal action, Banca Intesa, like the other Group companies, makes congruous provisions for the coverage of the relevant risk.

EDF arbitration procedure

Electricité de France (EDF) undertook, in the last days of 2004, an arbitration procedure – which is to date still in a preliminary phase – against Banca Intesa and the other shareholders of Italenergia Bis (IEB), holding company which controls Edison, concerning the various put & call contracts stipulated between EDF and all the other IEB shareholders, which may be exercised in 2005 and have as underlying assets IEB shares and warrants and Edison shares. EDF's request is aimed at obtaining that the obligation to execute its commitments is declared "suspended" – at the same time retaining the possibility of requesting the resolution – for as long as the recently-issued legislative provisions, which the counterparty deems prejudice its interests, are in force. Banca Intesa has constituted itself in the arbitration procedures and deems that, based on the legal assessment carried out, the request is unfounded. From this viewpoint it has communicated to EDF the exercise of the put options on the IEB shares and warrants and Edison shares; it has also requested to Fiat Energia to exercise its put option with EDF, with Banca Intesa's consequent right to "tag along" as concerns the residual IEB shares and warrants held.

Part A - Valuation criteria

SECTION 1 - VALUATION CRITERIA

Accounting policies adopted comply with the Italian law, interpreted and integrated by the accounting principles established by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession).

The financial statements of foreign companies which adopt valuation criteria different from the Group's are restated according to the principles illustrated below. The financial statements drawn up according to different criteria which have not been restated are immaterial and the relevant amounts do not appreciably affect figures in the consolidated financial statements.

1. Loans, guarantees and commitments

1.1 Due from banks

Amounts due from banks are generally stated at nominal value, including the interest due at the balance sheet date.

Amounts due from certain banks are written down with reference to their solvency conditions; other amounts due from banks resident in Countries which may have difficulties in servicing external debt have been written down by lump-sum adjustments, also considering the general indications of the banking industry.

The original value of amounts due from banks is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.2 Loans to customers

Loans are recorded among "Loans to customers" to the extent that they have been paid out under the terms of the related contracts.

Loans are stated at their estimated realisable value, which is determined by deducting expected losses at period-end from the principal outstanding. Expected losses are determined as follows, considering the solvency of customers and any guarantees available:

- a detailed review is made of doubtful loans and other non-performing accounts; this may be integrated by lump-sum adjustments related to the positions of lower risk and size;
- yields and the basis and timing of repayments are considered with regard to consolidated or restructured loans;
- an overall estimate is made in relation to performing loans to customers located in Countries at risk, also considering the general indications of the banking industry.

Other loans are written down using lump-sum adjustments to reflect intrinsic risks, applying a percentage according to past experience.

The original value of amounts due from customers is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.3 Guarantees and commitments

Guarantees are recorded at the total value of the commitment.

Commitments to place funds with banking counterparties and make loans to customers are stated at the value of the amounts still to be paid over.

The credit risks associated with guarantees and commitments and with credit derivatives recorded in the banking book are covered by "Allowances for risks and charges – other allowances".

2. Securities and off-balance sheet transactions (excluding foreign currency transactions)

The securities portfolio is divided into Investment portfolio and Trading portfolio.

Securities registered in the investment portfolio reflect precise predefined strategic decisions taken by the Executive Committee or equivalent body. Such securities may be sold before maturity provided a change in management strategy occurs, or if market conditions evolve so to undermine reasons which had brought about the inclusion of such securities in the investment portfolio.

Both securities held for trading and those purchased for liquidity purposes are recorded in the trading portfolio or inserted in structured portfolios.

2.1 Investment portfolio

Securities classified as financial fixed assets are recorded and valued at purchase cost or, if transferred from the trading portfolio, at the value resulting from the application of the relevant valuation criteria, at the term of the transfer.

Investment securities are written down if a permanent loss of value has occurred in relation to the solvency of the issuer and of the borrowers' resident Countries. Their original value is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

Issue discounts are registered among interest income on an accruals basis, as an increase in the book value of the relevant securities. The difference between purchase cost, including accrued issue discounts, and the higher or lower principal repayment of investment securities is recorded in interest income on an accruals basis.

2.2 Trading portfolio

Securities in the trading portfolio have been accounted for based on their continuous weighted average.

The valuation is carried out as follows:
- Italian and foreign securities traded on regulated markets: at market value - defined as the spot price struck on the last day of the period; [1]
- unlisted securities: at the lower between cost or market value; the latter is calculated considering estimated realisable value which – in the case of fixed-income securities – is determined by discounting future financial flows using the market interest rate, obtained on listed securities with similar characteristics or on information system based markets normally used internationally. In particular, for subordinated securities originated from loan securitisations, estimated realisable value is calculated considering the forecasted recoveries on the loan portfolio sold. The solvency of the issuer and the resident Country's difficulty in servicing debt is also considered;
- for quotas of undertakings in collective investments in tradable securities (UCITS):
  - period-end market value, in presence of quotations expressed by regulated markets, or obtained from communications to the market of management companies published by specialised channels;
  - at the lower between cost or market value, if those parameters are not available. Market value, in these cases, is represented by estimated realisable value, determined according to the procedure indicated above for securities other than quotas.

Value of written down unlisted securities is written up in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

Repurchase agreements are treated as deposit-taking or lending transactions. In particular:
- spot sales with a commitment to repurchase are recorded as deposits and stated at the spot amount received;
- spot purchases with a commitment to resell are recorded as loans and stated at the spot amount advanced.

In repurchase agreements on fixed-income securities, the difference between the spot and forward tel quel prices represents interest expense on deposits and interest income from loans and is recognised on an accruals basis.

Book value of zero-coupon securities includes accrued interest.

Transactions in securities and similar instruments are recorded with reference to their settlement dates.

[1] The criterion – adopted starting from Half-year report 2004 – previously referred to the average market price for the last month of the period.

2.3 Off-balance sheet transactions (excluding foreign currency transactions)

Securities to be delivered or received in relation to unsettled contracts at balance sheet date are considered as a part of the trading portfolio and are valued as described above, considering the price contained in the contract.

Off-balance sheet transactions which refer to derivative contracts – financial and credit derivatives – are valued as follows:
- derivatives used to hedge assets and liabilities (both on- and off-balance sheet) have been valued on a consistent basis with assets and liabilities hedged;
- derivative contracts held for trading are stated at market value;
- derivative contracts which are part of "structured financial portfolios", which also include assets made up of debt securities and/or shares, are valued consistently with the relevant asset;
- credit derivative contracts recorded in the banking book (hedging) are valued consistently with the criteria indicated in guarantees and commitments.

Market value for derivative contracts has been calculated on the basis of the official end-of-period quotation for derivatives traded in regulated markets and according to estimated replacement costs for derivatives which – though unlisted – can be considered similar to listed derivatives since they use (as parameters) prices, quotations or indices that may be obtained from international information systems and can in any case be calculated objectively.

Differentials on hedges on interest-bearing assets or liabilities are recognised on the basis used to record the interest itself, in the case of specific hedges, or over the life of the contract (in the case of general hedges).

Differentials on hedges on non-interest-bearing assets or liabilities are recorded in the statement of income at the time of settlement. Differentials on multi-flow derivative contracts held for trading are registered in the statement of income over the life of the contracts, while differentials on single-flow derivatives are registered at the time of settlement.

Evaluation results of off-balance sheet transactions are accounted for in the balance sheet in "Other assets" and "Other liabilities" without offsetting.

Dealing on the market in certain types of derivatives has been centralised at specific companies or business units. These units also manage, within their books, positions taken to meet hedging requirements of other Group units which are not authorised to operate on the market. The needs of the latter are satisfied via internal deals traded at market prices. In the consolidated balance sheet, interunit and intercompany deals are accounted for as follows:
- internal deals included in the portfolios held by specialised companies or business units are valued at market prices similarly to other trading contracts held by such companies and units;
- internal deals held by companies/units which are not authorised to operate directly on the market are accounted consistently with assets and liabilities hedged and are therefore carried at cost, since they are used exclusively as hedges of assets and liabilities carried at cost.

Differentials or margins accrued in the period relative to internal deals are accounted for as interest income and expense i) using a time frame consistent with accrual of interest on assets and liabilities hedged if they refer to a specific hedge contract, or ii) determined according to the maturity of the contract if they refer to a generic hedge contract.

3. Equity investments

Significant investments are valued using the equity method, as described in the consolidation criteria.

Other minority equity investments are stated at "continuous average cost" [1] and, as they are financial fixed assets are valued at cost.

In this regard, the book value of investments held as at 31st December 1992 (which includes any revaluations carried out according to specific regulations) is deemed to represent their cost at that date, as

[1] Previously stated at cost on a lifo basis using annual layers.

permitted by Art. 8.4 of Legislative Decree 87/92.
Book value is written down to reflect any impairment in the value of equity investments. For equity investments in companies listed in regulated markets the write-down is also determined based on the arithmetical average of stock price over the last semester. However, the original value may be written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

The acquisitions of equity investments for which there is a commitment to sell at a later date are accounted for as repurchase agreements. Therefore, these equity investments are excluded from the consolidation area.

Dividends are recorded in the period they are collected which, usually, corresponds to the period they are resolved upon.

4. Assets and liabilities in foreign currencies (including off-balance sheet transactions)

Other assets and liabilities denominated in foreign currencies are translated into euro using end-of-period spot exchange rates.

Off-balance sheet transactions in foreign currencies including derivatives are valued as follows:
- for transactions related to unsettled spot contracts, market prices have been calculated using spot exchange rates at the end of period;
- for transactions related to forward contracts, market prices have been obtained using end-of-period forward rates for maturities corresponding to those of the relative contracts;
- for hedge transactions, market prices have been calculated on a consistent basis and take into account the terms and conditions contained in the relative contracts.

The results of the valuations are recorded in the caption "Profits (Losses) on financial transactions" in the statement of income, while in the balance sheet they are accounted for as "Other assets/liabilities".

Differentials between the spot and forward rates of hedge transactions are recognised in the statement of income on an accrual basis, to match the recognition of interest on the underlying assets or liabilities.

Foreign currency transactions are recorded with reference to the time of settlement.

5. Fixed assets

Real estate is recorded at purchase cost, including related charges, as well as renovation expenses and any extraordinary repairs, which have determined an increase in its value. The value of certain real estate properties has also been restated as a result of applying revaluation laws and following the allocation of merger deficit or as a result of positive consolidation differences.

Furniture, fittings, machines and equipment are recorded at purchase cost, including related expenses and any improvement expenditure incurred.

The book value of tangible fixed assets is stated net of accumulated depreciation. These assets are automatically depreciated on a straight-line basis using rates which reflect their useful lives.

In particular:
- newly-acquired assets are depreciated from the accounting period in which they enter service;
- assets entering service during the period are depreciated at half the standard rate since it is assumed that, on average, their use began half way through the year.

Fixed assets accounted from restatement of intercompany leases are depreciated on the above basis; the depreciation rates applied by the user are adopted for this purpose.

Value of fixed assets is adjusted when losses deemed to be permanent occur.

Maintenance expenditure that does not increase the value of assets is expensed as incurred.

6. Intangibles

Intangibles are stated at purchase cost net of accumulated amortisation.

This caption comprises:
- goodwill paid on the acquisition of companies or deriving from merger deficits which emerge on integration of companies. These are amortised at constant rates over a ten-year period;
- start-up costs related to new branches located in buildings which are not owned by the Group, costs related to new issues of shares or of other securities. Such costs are amortised at constant rates over a five year period;
- refurbishing costs for branches and other premises which are not owned by the Group. These costs are amortised on a straight-line basis over their estimated useful life and in any case, according to provisions set out by Art. 16, par. 1, of Legislative Decree 87/92, in a period no longer than five years;
- application software costs of multi-annual use. These are amortised over a maximum of five years according to estimated useful life;
- other deferred charges which are amortised over a maximum period of five years.

Positive differences arising on consolidation and application of the equity method are considered intangibles even though these are accounted for in specific captions; these are amortised at constant rates over a ten-year period just like goodwill.

Value of intangibles is adjusted when losses deemed to be permanent occur.

7. Other policies

7.1 Accruals and deferrals

Accruals and deferrals are determined in accordance with the matching principle taking account of the rates and conditions applicable to individual accounts. The amounts are reported separately in the balance sheet since, as permitted, they have not been added to or deducted from the asset and liability accounts to which they relate. The only exceptions are accruals on zero-coupon securities held in portfolio or issued by Group companies.

7.2 Deposits and public funds under administration

Deposits of banks and ordinary customers and public funds under administration are stated at their nominal values.

7.3 Securities issued

Mortgage bonds, other bonds, certificates of deposit and bank cashiers' cheques are stated at their nominal values. Zero-coupon securities have been stated at issue price plus accruals at period-end.

Issue discounts are reported as a "Prepaid expense". Issue premiums are recorded as a "Deferred income" item.

7.4 Allowance for employee termination indemnities

The amount recorded represents the liability to all employees at the end of the period, accrued in accordance with current legislation and labour agreements.

7.5 Allowances for risks and charges

This caption comprises:
- *"Allowances for pensions and similar commitments"*
  Have been set up as a consequence of specific contracts and are deemed to adequately guarantee the payment of pensions for which Group companies are liable.
- *"Allowance for taxation"*
  The provision for income taxes is determined with reference to a prudent estimate of the current, prepaid and deferred taxation. In particular, prepaid and deferred taxes are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.

Deferred tax assets are accounted for in the balance sheet when a reasonable certainty of their recovery exists, based on the relevant company's or the Parent Company's continuing capacity, following the exercise of the option relative to the "fiscal consolidation", to generate taxable income.

Deferred tax liabilities have been fully accounted for, with the sole exceptions of higher asset values in equity investments subject to a suspended tax regime and shareholders' equity reserves for which taxes are suspended, since it is reasonably expected that no voluntary actions will be taken which involve taxation of such reserves.

Prepaid and deferred taxes are accounted for in the balance sheet with open balances and without offsetting effects, the former in the

"Other assets" caption and the latter in the "Allowances for risks and charges - allowance for taxation" caption.

In addition, this account reflects the deferred taxation on consolidation adjustments, if it is likely that the taxes concerned will become payable by a Group company. These taxes essentially reflect those arising from the allocation of positive consolidation differences in the assets of the consolidated company.

Deferred tax assets and liabilities are systematically valued considering any changes in fiscal regulations or tax rates and the situation of the Group companies involved.

The allowance also contains provisions for tax charges which could derive from assessments already notified, or in any case from litigations currently under way with Fiscal Authorities.

- *"Other allowances"*
  This caption comprises provisions to cover known or possible losses, the timing or the extent of which cannot be determined at the balance sheet date.

Such allowances do not adjust the value of any asset captions. The allowances reflect the best estimate of the charges to be incurred, based on available information.

7.6 Allowances for possible loan losses

The "Allowances for possible loan losses" have been set up for prudential purposes, considering loan portfolio breakdown and do not adjust asset captions.

7.7 Subordinated liabilities

Subordinated liabilities are stated at nominal value. Subordinated liabilities denominated in foreign currency are translated using the end-of-period spot rates.

SECTION 2 - ADJUSTMENTS AND PROVISIONS FOR FISCAL PURPOSES

It must be noted that all adjustments or provisions recorded for purely fiscal purposes in the individual financial statements of consolidated companies have always been eliminated in the consolidated financial statements via the registration of deferred tax liabilities.

Legislative Decree 6 of 17th January 2003 abrogated the possibility of recording this type of adjustment and provision also in individual financial statements as of 2004.

File No. 82-35020

Part B - Information regarding the consolidated balance sheet

SECTION 1 - LOANS

Breakdown of caption 10 "Cash and deposits with central banks and post offices"

Subcaptions	
Cash	1,118
Deposits with..	
– central banks	342
– post offices and other entities	27
– other	1
Total	1,488

Breakdown of caption 30 "Due from banks"

Subcaptions	
a) Repayable on demand	
– *current accounts for services rendered*	*1,615*
– *deposits*	*638*
– *other*	*465*
Total a)	2,718
b) Other loans	
to central banks	
– *compulsory reserve requirement*	*1,511*
– *other*	*1,125*
to banks	
– *time deposits*	*5,117*
– *loans*	*2,151*
– *repurchase agreements*	*14,994*
– *doubtful loans*	*1*
– *other*	*1,113*
Total b)	26,012
Total	28,730

1.1 Analysis of caption 30 "Due from banks"

a) Due from central banks	2,636
b) Bills eligible for refinancing with central banks	–
c) Financial lease receivables	–
d) Repurchase agreements	14,994
e) Securities lending	–

1.2 Breakdown of on-balance sheet loans due from banks

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	180	(54)	126
A1. doubtful loans	*26*	*(25)*	*1*
A2. substandard loans	*1*	*(1)*	-
A3. loans under restructuring	-	-	-
A4. restructured loans	-	-	-
A5. loans subject to Country risk	*153*	*(28)*	*125*
B. Performing loans	28,604	-	28,604
Total	28,784	(54)	28,730

1.3 Due from banks - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	41	-	-	-	259
A1. including overdue interest	*1*	-	-	-	-
B. Increases	3	1	-	-	41
B1. inflows from performing loans	*2*	*1*	-	-	*19*
B2. overdue interest	-	-	-	-	-
B3. transfers from other non-performing loan categories	-	-	-	-	-
B4. other increases	*1*	-	-	-	*22*
C. Decreases	(18)	-	-	-	(147)
C1. outflows to performing loans	*(4)*	-	-	-	*(7)*
C2. write-offs	*(10)*	-	-	-	-
C3. repayments	*(1)*	-	-	-	*(122)*
C4. credit disposals	-	-	-	-	-
C5. transfers to other non-performing loan categories	-	-	-	-	-
C6. other decreases	*(3)*	-	-	-	*(18)*
D. Final gross exposure	26	1	-	-	153
D1. including overdue interest	*1*	-	-	-	-

1.4 Due from banks - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	39	-	-	-	52	-
A1. including overdue interest	*1*	-	-	-	-	-
B. Increases	2	1	-	-	3	-
B1. adjustments	*1*	*1*	-	-	*3*	-
B1.1 including overdue interest	-	-	-	-	-	-
B2. use of allowances for possible loan losses	-	-	-	-	-	-
B3. transfers from other loan categories	-	-	-	-	-	-
B4. other increases	*1*	-	-	-	-	-
C. Decreases	(16)	-	-	-	(27)	-
C1. write-back of adjustments	*(3)*	-	-	-	*(3)*	-
C1.1 including overdue interest	-	-	-	-	-	-
C2. write-backs on repayments	*(1)*	-	-	-	*(22)*	-
C2.1 including overdue interest	-	-	-	-	-	-
C3. write-offs	*(10)*	-	-	-	-	-
C4. transfers to other non-performing loan categories	-	-	-	-	-	-
C5. other decreases	*(2)*	-	-	-	*(2)*	-
D. Final total adjustments	25	1	-	-	28	-
D1. including overdue interest	*(1)*	-	-	-	-	-

Breakdown of caption 40 "Loans to customers"

Subcaptions	
Mortgages	69,514
Current accounts	19,910
Other loans	43,037
Loans for factoring activities	6,483
Doubtful loans	4,216
Financial lease receivables	6,418
Discounted portfolio risk	2,529
Repurchase agreements	5,591
Total	**157,698**

1.5 Analysis of caption 40 "Loans to customers"

a) Bills eligible for refinancing with central banks	-
b) Financial lease receivables	6,418
c) Repurchase agreements	5,591
d) Securities lending	-

1.6 Secured loans to customers

a) Loans secured by mortgages	61,851
b) Loans secured by pledge on	
1. cash deposits	*674*
2. securities	*7,986*
3. other valuables	*2,614*
	11,274
c) Loans secured by guarantees from	
1. Governments	*475*
2. other public entities	*326*
3. banks	*1,490*
4. other operators	*22,848*
	25,139
Total	**98,264**

1.7 Breakdown of on-balance sheet loans to customers

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	**17,750**	**(9,644)**	**8,106**
A1. doubtful loans	*12,710*	*(8,494)*	*4,216*
A2. substandard loans	*4,767*	*(1,118)*	*3,649*
A3. loans under restructuring	*10*	*(1)*	*9*
A4. restructured loans	*229*	*(25)*	*204*
A5. loans subject to Country risk	*34*	*(6)*	*28*
B. Performing loans	**150,679**	**(1,087)**	**149,592**
Total	**168,429**	**(10,731)**	**157,698**

1.8 Loans to customers - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	**13,131**	**4,700**	**4**	**461**	**103**
A1. including overdue interest	*3,496*	*115*	-	*13*	-
B. Increases	**2,019**	**3,687**	**14**	**76**	**36**
B1. inflows from performing loans	*347*	*3,031*	*14*	*60*	*26*
B2. overdue interest	*410*	*39*	-	-	-
B3. transfers from other non-performing loan categories	*1,088*	*143*	-	*11*	-
B4. other increases	*174*	*474*	-	*5*	*10*
C. Decreases	**(2,440)**	**(3,620)**	**(8)**	**(308)**	**(105)**
C1. outflows to performing loans	*(31)*	*(678)*	-	*(17)*	*(28)*
C2. write-offs	*(1,336)*	*(211)*	-	*(55)*	-
C3. repayments	*(747)*	*(1,349)*	-	*(198)*	*(65)*
C4. credit disposals	*(59)*	*(16)*	-	-	*(3)*
C5. transfers to other non-performing loan categories	*(114)*	*(1,089)*	*(8)*	*(31)*	-
C6. other decreases	*(153)*	*(77)*	-	*(7)*	*(9)*
D. Final gross exposure	**12,710**	**4,767**	**10**	**229**	**34**
D1. including overdue interest	*3,540*	*88*	-	*1*	-

1.9 Loans to customers - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	**8,558**	**1,167**	**1**	**128**	**22**	**1,039**
A1. including overdue interest	*3,420*	*93*	-	*12*	-	*4*
B. Increases	**1,661**	**706**	**1**	**22**	**11**	**224**
B1. adjustments	*1,178*	*574*	*1*	*3*	*4*	*205*
B1.1 including overdue interest	*392*	*14*	-	-	-	*1*
B2. use of allowances for possible loan losses	*3*	-	-	-	-	*2*
B3. transfers from other loan categories	*308*	*108*	-	*17*	-	*15*
B4. other increases	*172*	*24*	-	*2*	*7*	*2*
C. Decreases	**(1,725)**	**(755)**	**(1)**	**(125)**	**(27)**	**(176)**
C1. write-back of adjustments	*(57)*	*(121)*	-	*(1)*	*(5)*	*(38)*
C1.1 including overdue interest	*(1)*	*(1)*	-	*(1)*	-	-
C2. write-backs on repayments	*(240)*	*(97)*	-	*(50)*	*(19)*	*(7)*
C2.1 including overdue interest	*(54)*	*(1)*	-	*(1)*	-	*(1)*
C3. write-offs	*(1,336)*	*(211)*	-	*(55)*	-	*(10)*
C4. transfers to other loan categories	*(40)*	*(291)*	*(1)*	*(19)*	-	*(97)*
C5. other decreases	*(52)*	*(35)*	-	-	*(3)*	*(24)*
D. Final total adjustments	**8,494**	**1,118**	**1**	**25**	**6**	**1,087**
D1. including overdue interest	*3,519*	*68*	-	-	-	-

SECTION 2 - SECURITIES

2.1 Investment portfolio

Subcaptions	Book value	Market value
1. Debt securities	5,150	5,628
1.1 Government securities	1,088	1,463
- *listed*	*1,088*	*1,463*
- *unlisted*	-	-
1.2 Other securities	4,062	4,165
- *listed*	*3,557*	*3,649*
- *unlisted*	*505*	*516*
2. Shares, quotas and other forms of capital	8	6
- *listed*	*8*	*6*
- *unlisted*	-	-
Total	**5,158**	**5,634**

Differences between principal repayment and book value

Positive	121
Negative	29

2.2 Changes in the investment portfolio

A. Initial amount	5,318
B. Increases	842
B1. purchases	*636*
B2. write-backs	*6*
B3. transfers from the trading portfolio	*16*
B4. other changes	*184*
C. Decreases	(1,002)
C1. sales	*(88)*
C2. principal repayments	*(801)*
C3. adjustments	*(8)*
including	
- *permanent write-downs*	*(8)*
C4. transfers to the trading portfolio	*(1)*
C5. other changes	*(104)*
D. Final amount	**5,158**

2.3 Trading portfolio

Subcaptions	Book value	Market value
1. Debt securities	30,983	31,001
1.1 Government securities	3,182	3,182
- listed	*3,171*	*3,171*
- unlisted	*11*	*11*
1.2 Other securities	27,801	27,819
- listed	*14,189*	*14,189*
- unlisted	*13,612*	*13,630*
2. Shares, quotas and other forms of capital	2,583	2,589
- listed	*2,165*	*2,165*
- unlisted	*418*	*424*
Total	**33,566**	**33,590**

2.4 Changes in the trading portfolio

A. Initial amount	23,100
B. Increases	400,972
B1. purchases	*398,646*
- debt securities	*371,785*
- Government securities	*36,874*
- other securities	*334,911*
- shares, quotas and other forms of capital	*26,861*
B2. write-backs and revaluations	*344*
B3. transfers from the investment portfolio	*1*
B4. other changes	*1,981*
C. Decreases	(390,506)
C1. sales and principal repayments	*(389,232)*
- debt securities	*(362,624)*
- Government securities	*(36,086)*
- other securities	*(326,538)*
- shares, quotas and other forms of capital	*(26,608)*
C2. adjustments	*(132)*
C3. transfers to the investment portfolio	*(16)*
C5. other changes	*(1,126)*
D. Final amount	**33,566**

SECTION 3 - EQUITY INVESTMENTS

3.1 Significant equity investments

Companies	Type of relationship (a)	Shareholders' equity	Net income (loss)	Investment: direct ownership	Investment: % held	Votes available at Shareholders' Meeting % (b)	Book value
A. Consolidated companies **Parent Company** Banca Intesa S.p.A. Capital euro 3,561,062,849.24 in shares of euro 0.52							
A.1. Companies subject to full consolidation							
1 B.I. Private Equity Ltd - Dublin Capital euro 100,000 in shares of euro 1	1	138	0	Private Equity International	100.00		
2 Banca Cis S.p.A. - Cagliari Capital euro 170,276,569.35 in shares of euro 51.65	1	275	38	Banca Intesa Mediocredito	55.37		
3 Banca Caboto S.p.A. - Milano Capital euro 462,464,000 in shares of euro 1	1	761	58	Banca Intesa Intesa e.lab	86.45 13.55		
4 Banca di Trento e Bolzano S.p.A. - Trento Capital euro 51,167,562.96 in shares of euro 0.52	1	135	16	Banca Intesa Finanziaria BTB	8.78 57.00		
5 Banca Intesa (France) S.A. - Paris Capital euro 160,270,853.25 in shares without nominal value	1	236	21	Banca Intesa	99.99		
6 Banca Intesa Mediocredito S.p.A. - Milano Capital euro 500,000,000 in shares of euro 1	1	918	77	Banca Intesa	100.00		
7 Banca Intesa Private Banking S.p.A. - Milano Capital euro 27,090,000 in shares of euro 4.30	1	25	(4)	Banca Intesa	100.00		
8 Banca Popolare FriulAdria S.p.A.* - Pordenone Capital euro 101,975,060 in shares of euro 5	1	462	51	Banca Intesa	76.05		
9 Banco Wiese Sudameris S.A. - Lima Capital PEN 282,718,667.18 in shares of PEN 0.01	1	195	2	Banca Intesa Lima Sudameris Holding	82.10 15.95		
10 Banque Sudameris S.A. - Paris Capital euro 1,145,127,473 in shares without nominal value	1	593	39	Intesa Holding International	99.99		
11 BCI U.S. Funding LLC I (e) - Wilmington (*Delaware*) Capital USD 10,000,000 in "common shares" of USD 10,000	1	7	0	Banca Intesa	100.00		
12 BCI U.S. Funding LLC II (e) - Wilmington (*Delaware*) Capital euro 27,500,000 in "common shares" of euro 1,000	1	28	0	Banca Intesa	100.00		
13 BCI U.S. Funding LLC III (e) - Wilmington (*Delaware*) Capital GBP 6,000,000 in "common shares" of GBP 1,000	1	9	0	Banca Intesa	100.00		
14 C.R.L. - Compagnia Regionale Leasing - Terni Capital euro 4,800,000 in shares of euro 6	1	7	0	Cassa di Risparmio di Terni e Narni	99.95		
15 Caboto U.S.A. Inc. - New York Capital USD 4,000,000 in shares of USD 100	1	1	(1)	Banca Caboto	100.00		
16 Cassa di Risparmio della Provincia di Viterbo S.p.A. - Viterbo Capital euro 49,407,056.31 in shares of euro 0.51	1	103	38	Intesa Casse del Centro	75.81	82.02	
17 Cassa di Risparmio di Ascoli Piceno S.p.A. - Ascoli Piceno Capital euro 70,755,020 in shares of euro 258.23	1	176	18	Intesa Casse del Centro	66.00		
18 Cassa di Risparmio di Biella e Vercelli S.p.A. - Biella Capital euro 117,500,000 in shares of euro 1	1	205	20	Banca Intesa	55.00		
19 Cassa di Risparmio di Città di Castello S.p.A. - Città di Castello (*Perugia*) Capital euro 23,750,000 in shares of euro 0.50	1	48	5	Intesa Casse del Centro	79.24		
20 Cassa di Risparmio di Foligno S.p.A. - Foligno (*Perugia*) Capital euro 17,720,820 in shares of euro 0.52	1	69	12	Intesa Casse del Centro	70.47		
21 Cassa di Risparmio di Parma e Piacenza S.p.A. - Parma Capital euro 500,000,000 in shares of euro 1	1	976	175	Banca Intesa	100.00		
22 Cassa di Risparmio di Rieti S.p.A. - Rieti Capital euro 47,339,291 in shares of euro 51.65	1	154	12	Intesa Casse del Centro	85.00		
23 Cassa di Risparmio di Spoleto S.p.A. - Spoleto (*Perugia*) Capital euro 35,070,334 in shares of euro 1	1	60	8	Intesa Casse del Centro	59.44		
24 Cassa di Risparmio Terni e Narni S.p.A. - Terni Capital euro 21,000,000 in shares of euro 6	1	85	36	Intesa Casse del Centro	75.00		
25 Central-European International Bank Ltd. - Budapest Capital HUF 23,500,000,000 in shares of HUF 1,000	1	304	55	Intesa Holding International	100.00		
26 CENTURION Financne Storitve d.o.o. - Ljubljana Capital SIT 2,500,000	1	0	0	Banca Popolare Friuladria PBZ American Express	75.00 25.00		
27 CIB Credit Rt. - Budapest Capital HUF 50,000,000 in shares of HUF 1,000,000	1	17	16	CIB Leasing CIB Real Estate	98.00 2.00		
28 CIB Factor Financial Service Ltd. - Budapest Capital HUF 103,500,000 in shares of HUF 100,000	1	2	1	CIB REAL Property Utilisation and Serv. CIB Service	50.00 50.00		

Companies	Type of relationship (a)	Shareholders' equity	Net income (loss)	Investment		Votes available at Shareholders' Meeting % (b)	Book value
				direct ownership	% held		
29 CIB Investment Fund Management Rt. - Budapest Capital HUF 300,000,000 in shares of HUF 10,000	1	4	1	Central-European International Bank CIB REAL Property Utilisation and Serv. CIB Service	93.33 6.66 0.01		
30 CIB Leasing Rt. - Budapest Capital HUF 1,720,120,000 in shares of HUF 10,000	1	9	13	Central-European International Bank CIB Rent CIB Service	1.16 67.20 0.01		
31 CIB Real Estate Rt. - Budapest Capital HUF 50,000,000 in shares of HUF 1,000,000	1	3	1	CIB Leasing CIB Credit	98.00 2.00		
32 CIB REAL Property Utilisation and Services Ltd. - Budapest Capital HUF 4,400,000,000 in shares of HUF 10,000	1	31	2	Central-European International Bank CIB Service	26.00 74.00		
33 CIB Rent Rt. - Budapest Capital HUF 600,000,000 in shares of HUF 4,444.44	1	9	21	Central-European International Bank CIB REAL Property Utilisation and Serv.	98.89 1.11		
34 CIB Service Rt. - Budapest Capital HUF 16,333,500,000 in ordinary shares of HUF 10,000	1	65	1	Central-European International Bank CIB Leasing	99.99 0.01		
35 Comit Investments (Ireland) Ltd - Dublin Capital euro 6,000 in shares of euro 60 Capital GBP 1,000 in shares of GBP 1	1	92	4	Banca Intesa	99.21		
36 Depositos S.A. - Lima Capital PEN 29,637,340 in shares of PEN 10	1	8	0	Banco Wiese Sudameris	99.98		
37 E.TR. - Esazione Tributi S.p.A. - Cosenza Capital euro 2,600,000 in shares of euro 1	1	24	21	Banca Intesa	100.00		
38 Epsilon Associati SGR S.p.A. - Milano Capital euro 5,200,000 in shares of euro 0.52	1	10	4	Nextra Investment Management	93.75		
39 Esa.Tri. - Esazione Tributi S.p.A. - Milano Capital euro 18,049,586.88 in shares of euro 0.52	1	61	38	E.TR. Esazione Tributi	66.68		
40 Finanziaria B.T.B. S.p.A. - Trento Capital euro 56,832,971.6 in shares of euro 0.52	1	63	4	Banca Intesa	99.29		
41 I.A.F. S.p.A. Istituto Fiduciario - Milano Capital euro 400,000 in shares of euro 1	1	0	0	Banca Intesa	100.00		
42 Immobiliare Maram S.r.l. - Milano Capital euro 4,625,000	1	31	0	Banca Intesa	100.00		
43 Intesa Bank Ireland Plc. - Dublin Capital euro 8,000,000 in shares of euro 50	1	399	20	Banca Intesa	99.99		
44 Intesa Bank Overseas Ltd. - Cayman Islands Capital USD 10,000,000 in shares of USD 1	1	9	0	Banca Intesa	100.00		
45 Intesa Casse del Centro S.p.A. - Spoleto (*Perugia*) Capital euro 665,881,722 in shares of euro 1	1	722	24	Banca Intesa	97.44		
46 Intesa e.Lab S.p.A. - Milano Capital euro 144,371,240 in shares of euro 1	1	191	10	Banca Intesa	100.00		
47 Intesa Fiduciaria S.i.m. S.p.A. - Milano Capital euro 5,200,000 in shares of euro 52	1	6	1	Banca Intesa	100.00		
48 Intesa Formazione S.c.p.a. - Napoli Capital euro 103,500 in shares of euro 51.65	1	0	0	Banca Intesa Intesa Casse del Centro	61.00 37.55		
49 Intesa Funding LLC - Wilmington (*Delaware*) Capital USD 10,000 in shares of USD 1	1	0	0	Banca Intesa	100.00		
50 Intesa Gestione Crediti S.p.A. - Milano Capital euro 326,349,348 in shares of euro 52	1	318	34	Banca Intesa	100.00		
51 Intesa Holding Asset Management S.p.A. - Milano Capital euro 45,236,752 in shares of euro 52	1	121	(38)	Banca Intesa	100.00		
52 Intesa Holding International S.A. - Luxembourg Capital euro 3,535,366,144 in shares of euro 512	1	2,179	216	Banca Intesa	99.99		
53 Intesa Immobiliare S.r.l. - Milano Capital euro 5,000,000	1	5	0	Banca Intesa	100.00		
54 Intesa Investimenti S.p.A. - Milano Capital euro 1,000,000,000 in shares of euro 1,000	1	1,036	91	Banca Intesa	100.00		
55 Intesa Lease Sec S.r.l. - Milano Capital euro 60,000	1	0	0	Banca Intesa	60.00		
56 Intesa Leasing S.p.A. - Milano Capital euro 38,451,655.56 in shares of euro 0.52	1	241	56	Banca Intesa	99.67		
57 Intesa Mediofactoring S.p.A. - Milano Capital euro 155,000,000 in shares of euro 100	1	289	48	Banca Intesa	100.00		
58 Intesa Preferred Capital Company L.L.C. (*) - Wilmington (*Delaware*) Capital euro 46,000,000 in "common shares" of euro 1	1	44	0	Banca Intesa	100.00		
59 Intesa Preferred II Capital Company L.L.C. (*) - Wilmington (*Delaware*) Capital euro 4,000,000 in "common shares" of euro 1	1	4	0	Banca Intesa	100.00		
60 Intesa Previdenza - Società di Intermediazione Mobiliare S.p.A. - Milano Capital euro 8,250,000 in shares of euro 500	1	7	0	Banca Intesa	55.00		

Companies	Type of relationship (a)	Shareholders' equity	Net income (loss)	Investment		Votes available at Shareholders' Meeting % (b)	Book value
				direct ownership	% held		
61 Intesa Real Estate S.r.l. - Parma Capital euro 32,030,450	1	143	30	Banca Intesa	100.00		
62 Intesa Sec. S.p.A. - Milano Capital euro 100,000 in shares of euro 100	1	0	0	Banca Intesa	60.00		
	1	0	0	Banca Intesa	60.00		
64 Intesa Sec. Npl S.p.A. - Milano Capital euro 129,000 in shares of euro 1	1	0	0	Banca Intesa	60.00		
65 Intesa Sec. Npl 2 S.r.l. - Milano Capital euro 70,000	1	0	0	Banca Intesa	60.00		
66 Intesa Sistemi e Servizi S.p.A. - Milano Capital euro 296,566,400 in shares of euro 52	1	299	0	Banca Intesa	100.00		
67 IntesaBci Capital and Finance Ltd - Dublin Capital euro 100,000 in shares of euro 1,000	1	0	0	Intesa Holding International	99.00		
68 IntesaBci Preferred Capital Company L.L.C. III - Wilmington (Delaware) Capital euro 11,000,000 in shares of euro 1	1	9	0	Banca Intesa	100.00		
69 IntesaBci Preferred Securities Investor Trust - New York Capital euro 1,000 in shares of euro 1,000	1	0	0	IntesaBci Preferred Capital Company III	100.00		
70 IntesaTrade Sim S.p.A. - Milano Capital euro 30,000,000 in shares of euro 10	1	25	1	Intesa e.lab	100.00		
71 Inversiones Mobiliarias S.A.- IMSA - Lima Capital PEN 26,666,532.83 in shares of PEN 0.05	1	3	(4)	Banca Intesa	97.29		
72 Invest Holding d.o.o. - Karlovac Capital HRK 50,000,000	1	5	0	Privredna Banka Zagreb	56.38		
73 Lima Sudameris Holding S.A. - Lima Capital PEN 180,450,011.34 in shares of PEN 0.09	1	38	(5)	Banca Intesa IMSA	49.28 43.95		
74 Luxicav Conseil S.A. - Luxembourg Capital euro 75,000 in shares of euro 25	1	0	0	Société Européenne de Banque	99.97		
75 Medimurska Banka d.d. - Cakovec Capital HRK 127,900,000 in shares of HRK 400	1	76	4	Privredna Banka	96.39		
76 Nextra Alternative Investments S.G.R. S.p.A. - Milano Capital euro 2,600,000 in shares of euro 130	1	9	4	Banca Intesa Nextra Investment Management S.G.R.	10.00 90.00		
77 Nextra Distribution Services S.A. - Luxembourg Capital euro 1,500,000 in shares of euro 25	1	13	11	Nextra Investment Management S.G.R. Société Européenne de Banque	99.97 0.03		
78 Nextra Investment Management S.G.R. S.p.A. - Milano Capital euro 24,172,200 in shares of euro 51.65	1	134	(43)	Banca Intesa Intesa Holding Asset Management S.G.R.	32.05 67.95		
79 OOO Intesa Realty Russia - Moscow Capital RUB 10,000	1	0	0	Banca Intesa	100.00		
80 PBZ American Express d.o.o. - Zagreb Capital HRK 50,000,000	1	33	11	Privredna Banka Zagreb	100.00		
81 PBZ American Express i. dr. d.o.o. - Skopje Capital euro 5,112.92	1	0	0	PBZ American Express - Zagreb	95.00		
82 PBZ Invest d.o.o. - Zagreb Capital HRK 5,000,000	1	2	1	Privredna Banka Zagreb	100.00		
83 PBZ Kapital d.o.o. - Zagreb Capital HRK 400,000	1	1	0	Privredna Banka Zagreb	100.00		
84 PBZ Leasing d.o.o. - Zagreb Capital HRK 15,000,000	1	3	1	Privredna Banka Zagreb	100.00		
85 PBZ Nekretnine d.o.o. - Zagreb Capital HRK 3,000,000	1	1	0	Privredna Banka Zagreb	100.00		
86 PBZ Stambena stedionica d.d. - Zagreb Capital HRK 30,000,000 in shares of HRK 100	1	5	1	Privredna Banka Zagreb	100.00		
87 Phönix Beteiligungs - und Verwaltungs GmbH & Co. KG - Berlin Capital euro 43,459,810	1	13	1	Banca Intesa Phönix Beteiligungs Gmbh	96.78 1.27		
88 Phönix Beteiligungs Gmbh - Berlin Capital euro 25,000	1	0	0	Banca Intesa	100.00		
89 Private Equity International S.A. - Luxembourg Capital euro 252,999,968 in shares of euro 26	1	514	(2)	Banca Intesa	99.99		
90 Privredna Banka Zagreb d.d. - Zagreb Capital HRK 1,666,000,000 in shares of HRK 100	1	513	89	Intesa Holding International	76.30		
91 Privredna Banka - Laguna Banka d.d. - Porec Capital HRK 60,014,000 in shares of HRK 3,700	1	13	1	Privredna Banka Zagreb	100.00		
92 Recovery a.s. - Bratislava Capital SKK 1,000,000 in shares of SKK 10,000	1	1	0	Vseobecna Uverova Banka	100.00		
93 Sailview Company - Dublin Capital euro 5,906,730 in shares of euro 1.25	1	6	0	Private Equity International	99.99		

Companies	Type of relationship [a]	Shareholders' equity	Net income (loss)	Investment direct ownership	% held	Votes available at Shareholders' Meeting % [b]	Book value
94 S.Es.I.T. Puglia - Servizio Esazione Imposte e Tributi S.p.A. - Bari Capital euro 2 600 000 in shares of euro 1	1	10	7	E.TR. Esazione Tributi	99.99		
95 Servitia S.A. - Luxembourg Capital euro 1,500 000 in shares without nominal value	1	2	0	Société Européenne de Banque	99.99		
96 Servizi Riscossione Tributi Terni S.p.A. - Terni Capital euro 2,582,580 in shares of euro 5.16	1	2	(1)	Cassa di Risparmio Spoleto Cassa di Risparmio Terni e Narni	0.03 99.97		
97 Servizio Riscossione Tributi Rieti S.p.A. - Rieti Capital euro 2,601,300 in shares of euro 26	1	3	0	Cassa di Risparmio Rieti	100.00		
98 Setefi S.p.A. - Milano Capital euro 8,450,000 in shares of euro 52	1	59	26	Banca Intesa	100.00		
99 Società Italiana di Revisione e Fiduciaria - S.I.RE.F. S.p.A. - Milano Capital euro 2,600,000 in shares of euro 0.52	1	5	1	Banca Intesa	100.00		
100 Société d'Investissements et de Financements Immobiliers - FINAMERIS S.A. - Paris Capital euro 762,245 in shares without nominal value	1	7	1	Banca Intesa (France)	99.99		
101 Société Européenne de Banque S.A. - Luxembourg Capital euro 45,000,000 in shares without nominal value	1	97	10	Intesa Holding International	99.99		
102 Société Foncière Meyerbeer S.A.R.L. - Paris Capital euro 180,000 in shares of euro 40	1	0	0	Banque Sudameris	99.56		
103 Vseobecna Uverova Banka a.s. - Bratislava Capital SKK 12,978,108,000 in shares of SKK 1,000	1	513	81	Intesa Holding International	96.49		
104 VUB Asset Management Sprav. Spol a.s. - Bratislava Capital SKK 50,000,000 in shares of SKK 100,000	1	2	0	Vseobecna Uverova Banka	100.00		
105 VUB Factoring a.s. - Bratislava Capital SKK 67,194,000 in shares of SKK 9,000	1	3	1	Vseobecna Uverova Banka	100.00		
106 VUB Leasingova a.s. - Bratislava Capital SKK 50,000,000 in shares of SKK 1,000,000	1	1	0	Vseobecna Uverova Banka	100.00		
107 Wiese Sudameris Leasing - San Isidro (*Lima*) Capital PEN 50,076,183.52 in shares of PEN 18.72	1	25	(1)	Banco Wiese Sudameris	99.89		
108 ZAO Banca Intesa - Moscow Capital RUB 750.000.000 in shares of RUB 1,000	1	17	(2)	Banca Intesa	100.00		
B. Companies carried at equity							
B.1 Controlled							
1 Agricola Investimenti S.p.A. - Milano Capital euro 500,000 in shares of euro 1	1	1	0	Banca Intesa	100.00		
2 BWS Fondos S.A. Sociedad Administradora de Fondos [c] - Lima Capital PEN 8,154,712 in shares of PEN 1	1	2	0	Banco Wiese Sudameris	100.00		
3 BWS Sociedad Agente de Bolsa S.A. [c] - Lima Capital PEN 4,895,201 in shares of PEN 1	1	2	0	Banco Wiese Sudameris	100.00		
4 BWS Sociedad Titulizadora S.A. [c] - Lima Capital PEN 10,850,000 in shares of PEN 1	1	6	1	Banco Wiese Sudameris	100.00		
5 CIB Insurance Broker Kft. - Budapest Capital HUF 10,000,000 in shares of HUF 10,000	1	1	1	CIB Leasing	100.00		
6 CIB Inventory Management Limited Liability Company - Ujlengyel Capital HUF 5,000,000	1	0	0	CIB Insurance Broker CIB Real Estate	50.00 50.00		
7 Conser S.p.A. - Bari Capital euro 200,000 in shares of euro 1	1	0	0	S.Es.I.T. Puglia	51.00		
8 IAIS4 S.p.A. - Cosenza Capital euro 120,000 in shares of euro 1	1	0	(1)	S.Es.I.T. Puglia	100.00		
9 Intesa Renting S.p.A. - Milano Capital euro 5,000,000 in shares of euro 1	1	3	0	Intesa Leasing	65.00		
10 Magazzini Generali Fiduciari Cariplo S.p.A. - Pavia Capital euro 10 400,000 in shares of euro 0.52	1	24	0	Banca Intesa	100.00		
11 PBZ Croatia Osiguranje Public Limited Company [c] - Zagreb Capital HRK 56,000 000 in shares of HRK 1,000	1	7	1	Privredna Banka Zagreb	50.00		
12 SATA - Sociedade de Assessoria Técnica e Administrativa S.A. - São Paulo Capital BRL 15,564,177 in shares of BRL 1	1	1	0	Banque Sudameris	99.99		
13 Servicios, Cobranzas e Inversiones S.A.C. - Lima Capital PES 166,600 in shares of PES 1	1	0	0	Banco Wiese Sudameris	99.00		
B.2 Associated							
1 Agos Itafinco S.p.A. - Milano Capital euro 60,058,440 in shares of euro 520	8	215	44	Banca Intesa	49.00		
2 Banca Generali - Trieste Capital euro 55,614,876 in shares of euro 1	8	713	8	Banca Intesa	25.00		

File No. 82-35020

Companies	Type of relationship *	Shareholders' equity	Net income (loss)	Investment direct ownership	Investment % held	Votes available at Shareholders' Meeting % **	Book value
3 Banco de Investimento Imobiliario - Lisbona Capital euro 157,000,000 in shares of euro 1	8	143	13	Banca Intesa	30.10		
4 Caralt S.p.A. - Alessandria Capital euro 2,600,000 in shares of euro 52	8	4	1	Banca Intesa	35.00		
5 Cassa di Risparmio della Provincia di Chieti S.p.A. - Chieti Scalo (*Chieti*) Capital euro 52,000,000 in shares of euro 0.52	8	179	8	Banca Intesa	20.00		
6 Cassa di Risparmio della Provincia di Teramo S.p.A. - Teramo Capital euro 26,000,000 in shares of euro 0.52	8	256	10	Banca Intesa	7[illegible].00		
7 Cassa di Risparmio di Fermo S.p.A. - Fermo (*Ascoli Piceno*) Capital euro 39,241,087.50 in shares of euro 51.65	8	143	4	Banca Intesa	33.33		
8 Ente Nazionale Sementi Elette - Milano Endowment fund euro 34,071.24	8	0	0	Banca Intesa	49.41		
9 Euromilano S.p.A. - Milano Capital euro 6,500,000 in shares of euro 100	8	16	1	Banca Intesa	37.50		
10 FIDIA - Fondo Interbancario d'Investimento Azionario S.p.A. - Milano Capital euro 15,600,000 in shares of euro 520	8	15	0	Banca Intesa	25.00		
11 Intesa Vita S.p.A. - Milano Capital euro 394,226,300 in shares of euro 5	8	1,252	65	Banca Intesa	50.00	44.44	
12 Lazard & Co, S.r.l. - Milano Capital euro 15,000,000	8	107	7	Banca Intesa	40.00		
13 Lo.Se.Ri. - Lombarda Servizi di Riscossione S.p.A. - Cremona Capital euro 2,777,166 in shares of euro 0.52	8	4	0	Banca Intesa	30.50		
14 Luxprivilège Conseil S.A. - Luxembourg Capital euro 75,000 in shares of euro 25	8	0	0	Société Européenne de Banque	50.00		
15 Milano Zerotre S.r.l. - Roma Capital euro 6,406,090	8	319	78	Banca Intesa Cassa di Risparmio di Parma e Piacenza	38.34 10.66		
16 Parmafactor S.p.A. [illegible] - Collecchio (*Parma*) Capital euro 5,160,000 in shares of euro 10	8	4	(3)	Banca Intesa Cassa di Risparmio di Parma e Piacenza	10.00 10.00		
17 Po Vita Compagnia di Assicurazioni S.p.A. - Parma Capital euro 90,200,000 in shares of euro 1	8	107	16	Cassa di Risparmio di Parma e Piacenza	50.00		
18 Previnet - Servizi per la previdenza - Mogliano Veneto (*Treviso*) Capital euro 5,164,600 in shares of euro 516.46	8	14	4	Banca Intesa	45.50		
19 Synesis Finanziaria S.p.A. - Torino Capital euro 200,000,000 in shares of euro 1	8	442	44	Banca Intesa	25.00		
20 Termomeccanica S.p.A. [illegible] - La Spezia Capital euro 3,096,000 in shares of euro 5.16	8	32	2	Banca Intesa	32.32		
21 VUB GENERALI dochodkova spravcovska spolocnost, a.s. - Bratislava Capital SKK 300,000,000 in shares of SKK 1,000,000	8	0	0	Vseobecna Uverova Banka	50.00		
C. Other significant investments							
C.1 Controlled							
1 Atlante Sociedad Anonima [illegible] - Buenos Aires Capital ARP 78,574,090 in shares of ARP 1	1	141	(2)	Banque Sudameris Intesa Holding International	81.25 18.75		-
2 Azzurra S.r.l. [illegible] - Olgiate Olona (*Varese*) Capital euro 15,000	1	0	0	Cormano	100.00		-
3 Biverbroker S.r.l. [illegible] - Biella Capital euro 100,000 in shares of euro 1	1	0	0	Cassa di Risparmio di Biella e Vercelli	55.00		-
4 Caboto Securities Limited (in liquidation) [illegible] - London Capital GBP 10,000,000 in shares of GBP 1	1	21	7	Banca Caboto	100.00		-
5 Cantitalia S.r.l. (under bankruptcy procedures) [illegible] - Sesto Fiorentino (*Firenze*) Capital euro 46,481	1	0	0	Cormano	51.00		-
6 Cofragef S.A. (in liquidation) [illegible] - Paris Capital euro 38,112 in shares without nominal value	1	0	0	Banca Intesa (France)	99.76		-
7 Consul Service S.r.l. (in liquidation) [illegible] - Cagliari Capital euro 16,320	1	0	0	Banca CIS	98.41		-
8 Cormano S.r.l. [illegible] - Olgiate Olona (*Varese*) Capital euro 25,800	1	0	0	Banca Intesa	70.82		-
9 Del Mar S.A. [illegible] - Miraflores Capital PEN 52,170,440 in shares of PEN 10	1	6	(5)	Banco Wiese Sudameris	56.69		4
10 DEPSA TACNA S.A.C. [illegible] - Lima Capital PEN 1,000 in shares of PEN 1	1	0	0	Depositos S.A.	99.90		-
11 E. Gilardi & C. S.r.l. (in liquidation) [illegible] - Novara Capital euro 51,480	1	0	0	Cassa di Risparmio di Biella e Vercelli	60.00		-
12 Elba S.r.l. [illegible] - Milano Capital euro 100,000	1	0	0	Private Equity International	100.00		3

Companies	Type of relationship (a)	Shareholders' equity	Net income (loss)	Investment direct ownership	% held	Votes available at Shareholders' Meeting % (b)	Book value
13 Finanziaria Agricola Bresciana S.p.A. (in liquidation) [illegible] - Milano Capital euro 102,000 in shares of euro 1	1	0	0	Agricola Investimenti	100.00		-
14 Finanziaria Colonna S.r.l. [illegible] - Roma Capital euro 10,000	1	0	0	Banca Intesa	100.00		-
15 Fundsworld Financial Service Ltd. (in liquidation) [illegible] - Dublin Capital euro 268,780 in shares of euro 1.25	1	8	(4)	Intesa e.Lab	100.00		3
16 GENSEB - Gen. & SEB Risk Service SA - [illegible] Luxembourg Capital euro 250,000 in shares of euro 25	1	0	0	Société Européenne de Banque	100.00		-
17 Immobiliare Bella Riva - S.r.l. [illegible] - Como Capital euro 15,491	1	1	0	Banca Intesa	100.00		7
18 Intesa Brasil Empreendimentos S.A. [illegible] - São Paulo Capital BRL 3,150,100	1	1	0	Banca Intesa	100.00		1
19 Inversiones Sudameris C.A. [illegible] - Caracas Capital VEB 300,000,000 in shares of VEB 1,000	1	0	0	Banque Sudameris	100.00		-
20 Medicatus-SPC Investment And Services Ltd. [illegible] - Budapest Capital HUF 20,000,000 in shares of HUF 100,000	1	0	0	CIB Insurance Broker CIB Real Estate	50.00 50.00		-
21 Novacarta S.r.l. (in liquidation) [illegible] - Olgiate Olona (*Varese*) Capital euro 129,000	1	0	0	Cormano	99.90		-
22 Petrochemical Investments Ltd. [illegible] - George Town (*Cayman Islands*) Capital USD 7,000,000 in shares of USD 1	1	7	1	Banca Intesa	100.00		5
23 Realitna Spolocnost VUB Spol. S.r.o. (in liquidation) [illegible] - Bratislava Capital SKK 25,300,000	1	0	0	Vseobecna Uverova Banka	100.00		1
24 RESCO UNO S.r.l. [illegible] - Milano Capital euro 51,800	1	0	0	Banca Intesa	100.00		-
25 Scala Advisory S.A. [illegible] - Luxembourg Capital euro 75,000 in shares of euro 25	1	0	0	Banca Intesa Société Européenne de Banque	99.97 0.03		-
26 SEB Trust Limited [illegible] - St Helier - Jersey Capital euro 410,000 in shares of euro 1	1	0	0	Société Européenne de Banque	99.99		-
27 SHI-MI S.A. [illegible] - Luxembourg Capital euro 10,152,052.36 in shares of euro 511.29	1	17	0	Banca Intesa	99.99		16
28 Shoplà S.p.A. (in liquidation) [illegible] - Milano Capital euro 4,082,000 in shares of Euro 10	1	2	(2)	Intesa e.lab	100.00		3
29 Sphera S.a.r.l. [illegible] - Paris Capital euro 7,622	1	0	0	Banca Intesa (France)	100.00		-
30 Sudameris Inmobiliaria S.A. [illegible] - Panama Capital USD 100,000 in shares of USD 100	1	(3)	(3)	Banque Sudameris	100.00		-
31 ZAO International Business Consulting [illegible] - Moscow Capital RUB 60,000,000 in shares of RUB 3,000,000	1	1	0	Banca Intesa	55.00		1
Total							**44**
C.2 Associated							
1 Alfieri Associated Investors Servicos de Consultoria S.A. [illegible] - Madeira Capital 80,800 in shares of euro 100	8	263	65	Banca Intesa	19.80	20.00	36
2 Alstom Hrvatska d.o.o. [illegible] - Karlovac Capital HRK 27,871,000	8	(7)	0	Investholding - Karlovac	20.06		-
3 BCLUX CONSEIL S.A. [illegible] - Luxembourg Capital euro 75,000 in shares of euro 25	8	0	0	Société Européenne de Banque	50.00		-
4 Bolzoni S.p.A. [illegible] - Podenzano (*Piacenza*) Capital euro 5,319,149 in shares of euro 1	8	18	1	Banca Intesa	28.36		12
5 Burza Cennych Papierov v Bratislave a.s. [illegible] - Bratislava Capital SKK 113,850,000 in shares of SKK 10,000	8	4	0	Vseobecna Uverova Banka	20.20		1
6 Camigliati Scuola Management Territoriale S.c.r.l. [illegible] - Camigliatello Silano Capital euro 16,455	8	0	0	Intesa Formazione	20.00		-
7 Cantiere Darsena Italia S.p.A. (in liquidation and arrangement before bankruptcy) [illegible] - Viareggio (*Lucca*) Capital euro 2,550,000 in shares of euro 0.51	8	(10)	0	Banca Intesa	20.00		-
8 Capitale e Sviluppo S.p.A. [illegible] - Perugia Capital euro 4,290,250 in shares of euro 51.65	8	4	(1)	Cassa di Risparmio di Foligno Cassa di Risparmio di Spoleto Cassa di Risparmio di Terni e Narni	9.76 9.76 9.76		- -
9 Chess Ventures Ltd [illegible] - Cayman Islands Capital USD 20,000,000 in shares of USD 1,000	8	4	0	Intesa e.lab	49.75		4
10 Consorzio Agrario di Parma S.c.r.l. [illegible] - Parma Capital euro 202,300	8	0	0	Cassa di Risparmio di Parma e Piacenza	42.02		1

Companies	Type of relationship *	Shareholders' equity	Net income (loss)	Investment direct ownership	% held	Votes available at Shareholders' Meeting % **	Book value
11 Consorzio per gli Studi Universitari a Distanza S.c.a.r.l. - Cagliari Capital euro 45,000	8	0	0	Banca Cis	33.33		-
12 Dante Prini S.p.A. (in voluntary liquidation) - Montano Lucino (*Como*) Capital euro 5,164,569 in shares of euro 0.52	8	(14)	0	Banca Intesa	32.50		-
13 Ecc Holding S.r.l. - Arezzo Capital euro 9,286,527	8	10	(24)	Banca Intesa	31.14		-
14 Equinox Investment Company S.c.p.a. - Luxembourg Capital euro 155,258 in shares of euro 2	8	119	1	Private Equity International	28.12		41
15 Equinox Management Company S.A. - Luxembourg Capital euro 34,400 in shares of euro 10	8	0	0	Eiba	45.06		-
16 F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A. - Milano Capital euro 2,917,215 in shares of euro 1.02	8	30	2	Banca Intesa	20.00		14
17 Finance Lab S.r.l. - Pordenone Capital euro 50,000	8	0	0	Banca Popolare Friuladria	40.00		-
18 First Skelligs International Finance Company Ltd. (in liquidation) - Dublin Capital Lire 1,500,000,000 in shares of Lire 1,000	8	0	0	Banca Intesa	33.33		-
19 Galileo Holding S.p.A. (in liquidation) - Marghera (*Venezia*) Capital euro 2,295,000 in shares of euro 0.51	8	(23)	0	Banca Intesa Cassa di Risparmio della Provincia di Viterbo	28.98 5.88		-
20 Geni S.p.A. (under bankruptcy procedures) - Salerno Capital euro 4,251,473.19 in shares of euro 5.16	8	0	0	Intesa Gestione Crediti	35.91		-
21 Giraglia Immobiliare S.p.A. - Milano Capital euro 3,500,000 in shares of euro 1	8	4	(3)	Banca Intesa	20.02		1
22 Ifas Gruppo S.p.A. - Torino Capital euro 1,200,000 in shares of euro 0.30	8	1	(4)	Banca Intesa	45.00		3
23 Immobiliare Lombarda S.p.A. - Milano Capital euro 105,867,936.77 in shares of euro 0.17	8	109	3	Banca Intesa	28.07		28
24 Infocorp S.A. - San Isidro (*Lima*) Capital PEN 4,655,705 in shares of PEN 1	8	0	0	Banco Wiese Sudameris	20.73		-
25 International Sailing Boats - ISB S.p.A. - Milano Capital euro 10,587,000 in shares of euro 1	8	38	26	Banca Intesa	28.34		7
26 Intesa Soditic Trade Finance Ltd. - London Capital USD 5,000,000 in shares of USD 1	8	7	0	Intesa Holding International	50.00		2
27 Ipef Partners Limited - London Capital GBP 1,000 in shares of GBP 1	8	0	0	Banca Intesa	40.50		-
28 Mater-Bi S.p.A. - Milano Capital euro 14,560,000 in shares of euro 0.52	8	31	0	Banca Intesa	34.48		11
29 Monte Mario 2000 S.r.l. - Roma Capital euro 51,480	8	0	0	Finanziaria Colonna	47.50		-
30 Neubor Glass S.p.A. - San Vito al Tagliamento (*Pordenone*) Capital euro 2,100,000 in shares of euro 1	8	2	0	Banca Popolare FriulAdria	26.66		1
31 P.B. S.r.l. - Milano Capital euro 119,000	8	0	0	Banca Intesa	42.24		-
32 Procesos Mc Perú S.A. - Miraflores Capital PEN 15,221,860 in shares of PEN 1	8	2	(1)	Banco Wiese Sudameris	50.00		2
33 R.C.N. Finanziaria S.p.A. - Mantova Capital euro 25,070,828 in shares of euro 0.50	8	50	0	Banca Intesa	25.93		13
34 Saper Participacoes Ltda - São Paulo Capital BRL 727.26	8	0	0	SATA	37.90		-
35 Slovak Banking Credit Bureau s.r.o. - Bratislava Capital SKK 300,000	8	0	0	Vseobecna Uverova Banka	33.33		-
36 Sviluppo Garibaldi - Repubblica S.p.A. - Milano Capital euro 454,546 in shares of euro 1	8	0	0	Banca Intesa	33.00		-
37 The Maple Gas Development Corporation - San Isidro (*Lima*) Capital USD 15,000 in shares of USD 1	8	21	1	Banco Wiese Sudameris	33.33		6
38 Turismo & Immobiliare S.p.A. - Milano Subscribed capital euro 120,000 in shares of euro 1	8	0	0	Banca Intesa	33.33		-
39 Vobitech Nv (in liquidation) - Rotterdam Capital euro 10,000,000 in shares of euro 1	8	(41)	(25)	Banca Intesa	36.63		-
40 Zetesis.com S.p.A. (in liquidation) - Cologno Monzese (*Milano*) Capital euro 258,002 in shares of euro 1	8	(4)	0	Banca Intesa	39.91		-
							183

Notes:

- Type of relationship:
  1 - control, as defined by Art. 2359 1.1 of the Italian Civil Code (majority of voting rights at Ordinary Shareholders' Meeting);
  2 - control, as defined by Art. 2359 1.2 of the Italian Civil Code (dominant influence at Ordinary Shareholders' Meeting);
  3 - control, as defined by Art. 23, par. 2, n. 1 of the Combined regulations on investment services (agreements with other Shareholders);
  4 - other forms of control;
  5 - common management as defined in Art. 26.1 of the "Decree";
  6 - common management as defined in Art. 26.2 of the "Decree";
  7 - joint control;
  8 - associated company.
- If other than the stake in terms of payment rights.
- Considering the "preferred shares" issued by BCI US Funding Trust for a total of USD 200,000,000, the equity stake equals 4.76%.
- Considering the "preferred shares" issued by BCI US Funding Trust for a total of euro 550,000,000, the equity stake equals 4.76%.
- Considering the "preferred shares" issued by BCI US Funding Trust for a total of GBP 120,000,000, the equity stake equals 4.76%.
- Considering the "preferred shares" issued for a total of euro 200,000,000, the equity stake equals 18.70%.
- Considering the "preferred shares" issued for a total of euro 150,000,000, the equity stake equals 2.60%.
- Company excluded from consolidation or valuation according to the equity method since total assets is not significant.
- Company excluded from consolidation or valuation according to the equity method since in liquidation or under bankruptcy procedures.
- Company excluded from consolidation or valuation according to the equity method since under disposal.
- Company excluded from consolidation or valuation according to the equity method since still not operational.
- Company excluded from consolidation or valuation according to the equity method since under disposal.
- From Merchant Banking activities, carried at cost.

Shareholders' equity and net income, not referred to as at 31st December 2004:

- figures as at 31st December 2003;
- figures as at 31st October 2003;
- figures as at 30th September 2003;
- figures as at 31st August 2004;
- figures as at 31st July 2003;
- figures as at 30th April 2003;
- figures as at 31st March 2003;
- figures as at 31st December 2002;
- figures as at 31st December 2002, net of capital reimbursements occurred in 2004;
- figures as at 31st December 2003 considering the shareholders' equity variations occurred in 2004.

Other equity investments

Among other equity investments held by Banca Intesa and its subsidiaries, the most significant (i.e. with book value equal to or over 5 million euro) are listed below.

Companies	Investment		Book value
	direct ownership	% held	
A. Banks			
Italy			
1 Banca d'Italia - Roma Capital euro 156,000	Banca Intesa	22.01	348
	Cassa di Risparmio di Parma e Piacenza	2.03	63
	Cassa di Risparmio di Biella e Vercelli	2.10	9
	Cassa di Risparmio di Ascoli Piceno	0.22	6
	Cassa di Risparmio di Foligno	0.10	3
	Cassa di Risparmio di Città di Castello	0.08	2
	Cassa di Risparmio della Provincia di Viterbo	0.08	2
	Cassa di Risparmio di Spoleto	0.03	-
	Cassa di Risparmio di Rieti	0.01	-
	Cassa di Risparmio di Terni e Narni	0.15	-
Other Countries			
1 Banco ABN AMRO Real S.A. - São Paulo Capital BRL 7,458,165,601.52 in shares without nominal value	Banca Intesa	11.58	492
2 Banco Comercial Portugues S.A. - Oporto Capital euro 3,257,400,827 in shares of euro 1	Banca Intesa	4.91	390
	Intesa Holding International	2.52	196
3 Bayerische Hypo-und Vereinsbank AG - Monaco Capital euro 2,252,097,420 in shares of euro 3	Banca Intesa	0.49	64
4 Commerzbank A.G. - Frankfurt am Main Capital euro 1,554,430,813 in shares without nominal value	Banca Intesa	1.10	104
	Intesa Holding International	0.76	72
B. Financial Companies			
Italy			
1 Hopa S.p.A. - Holding di partecipazioni aziendali - Brescia Capital euro 709,800,000 in shares of euro 0.52	Banca Intesa	0.69	10
2 Pirelli & C. S.p.A. - Milano Capital euro 1,800,383,318.24 in shares of euro 0.52	Banca Intesa	0.68	21
Other Countries			
1 Investindustrial L.P. - St. Helier - Jersey Capital euro 3,228.07	Banca Intesa	4.65	9
2 Suala Capital Fund LP - St. Peter Capital euro 2,063	Banca Intesa	4.85	5

Companies	Investment		Book value
	direct ownership	% held	
C. Other Companies			
Italy			
1 21 Investimenti S.p.A. - Treviso Capital euro 58,142,760 in shares of euro 0.52	Banca Intesa	11.23	13
2 ABAC - Aria Compressa - Robassomero (*Torino*) Capital euro 4,812,845.44 in shares of euro 0.52	Banca Intesa	11.92	17
3 Assicurazioni Generali S.p.A. - Trieste Capital euro 1,275,999,458 in shares of nominal euro 1	Banca Intesa	1.49	371
4 Centrale dei Bilanci S.r.l. - Torino Capital euro 30,000,000	Banca Intesa	11.67	5
	Banca Cis	0.15	-
	Cassa di Risparmio di Parma e Piacenza	0.83	-
5 Edison S.p.A. - Milano Capital euro 4,236,974,555 in shares of euro 1	Banca Intesa	0.77	29
6 Fincantieri Cantieri Navali Italiani S.p.A. - Trieste Capital euro 337,111,530 in shares of euro 0.51	Banca Intesa	1.51	5
7 I2 Capital S.p.A. - Ivrea (*Torino*) Capital euro 28,957,356 in shares of euro 1	Banca Intesa	9.00	13
8 Italenergia Bis S.p.A. - Torino Capital euro 906,624,000 in shares of euro 1	Private Equity International	10.66	373
9 Merloni Termosanitari S.p.A. - Fabriano (*Ancona*) Capital euro 41,845,000 in shares of euro 1	Banca Intesa	6.05	22
10 N.C.H. Network Computer House S.p.A. - Bologna Capital euro 1,355,348.80 in shares of euro 0.20	Banca Intesa	8.51	8
11 Olimpia S.p.A. - Milano Capital euro 2,630,233,510 in shares of euro 1	Banca Intesa	8.40	585
12 Piaggio & Co. S.p.A. - Pontedera (*Pisa*) Capital euro 194,827,431.24 in shares of euro 0.52	Banca Intesa	2.00	8
13 Rizzoli Corriere della Sera MediaGroup S.p.A. - Milano Capital euro 762,019,050 in shares of euro 1	Banca Intesa	2.91	74
14 Sole S.p.A. - Milano Capital euro 47,900,000 in shares of euro 1	Banca Intesa	9.88	9
Other Countries			
1 Ilpea Equity LLC - Chicago Capital euro 89,496,725 in shares of euro 1	Banca Intesa	1.90	17
2 Mirror International Holding S.a.r.l. - Luxembourg Capital euro 250,000 in shares of euro 25	Banca Intesa	1.47	5
	Private Equity International	5.89	20
Total			**3,370**

The book value of other equity investments carried at cost amounts to 159 million euro.

VARIATIONS IN THE CONSOLIDATION AREA

Compared to the consolidation area as at 31st December 2003, the following variations occurred in 2004.

Equity investments subject to full/proportional consolidation

Inclusions	
Banca Intesa Private Banking S.p.A. - Milano	Acquired
CIB Factor Financial Service Ltd. - Budapest	Acquired
I.A.F S.p.A. Istituto Fiduciario - Milano	Acquired

Exclusions	
Banco Sudameris Paraguay SAECA - Asuncion (Paraguay)	Sold the majority voting stake. The residual equity investment (19%) is recorded at cost
Caboto International SA - Lugano (Switzerland)	Sold
Caridata SpA - Assago (MI)	Agreement for the sale, now carried at equity
Intesa Bank Canada - Toronto (Canada)	Sold
Magazzini Generali Fiduciari Cariplo S.p.A. - Pavia	Agreement for the sale of a business branch, now carried at equity
Wiese Inversiones Finaciera SA - Lima (Peru)	Sold

Equity investments carried at equity

Inclusions	
Caridata SpA - Assago (MI)	Carried at equity, formerly fully consolidated
Magazzini Generali Fiduciari Cariplo S.p.A. - Pavia	Carried at equity, formerly fully consolidated
Servicios, Cobranzas e Inversiones S.A.C. (SCI) - Lima	Acquired

Exclusions	
Stavebna sporitelna VUB - Bratislava (Slovakia)	Sold
Charta S.r.l. - Sant'Agata sul Salento	Sold
Compagnie Monégasque de Banque S.A.M.	Sold
Selazione Terza S.r.l. - Roma	Sold
Shoplà S.p.A. (in liquidation)	Carried at cost, formerly carried at equity

Operations involving Group companies which did not influence the consolidation area are listed below:
Banca Intesa S.p.A., Banca Caboto Milano, Privredna Banka Zagreb and CIB Bank Budapest respectively absorbed Intesa Riscossione Tributi Milano, Caboto S.I.M Milano, Riadria Banka d.d. Rijeka and CIB Securities Budapest (Hungary).
AMEX doo Ljubljana changed its corporate name in CENTURION Financne doo Lyubljana.

File No. 82-35020

3.2 Assets and liabilities with Group companies

3.3 Assets and liabilities with subsidiaries (other than Group companies)

	Group companies		Other subsidiaries	
a) Assets				
1. due from banks		-		1,133
– *including Subordinated*	-		22	
2. due from financial institutions		6		250
– *including Subordinated*	-		-	
3. due from other customers		64		1,512
– *including Subordinated*	-		57	
4. bonds and other debt securities	-			563
– *including Subordinated*		-	110	
b) Liabilities				
1. due to banks		-		784
2. due to financial institutions		1		78
3. due to other customers		28		625
4. securities issued		-		-
5. subordinated liabilities		-		1
c) Guarantees and commitments				
1. guarantees given		6		182
2. commitments		-		190
3. credit derivatives		-		450

3.4 Breakdown of caption 70 "Equity investments"

3.5 Breakdown of caption 80 "Investments in Group companies"

Subcaptions	Equity investments (caption 70)	Investments in Group companies (caption 80)
a) In banks		
1. listed	762	-
2. unlisted	1,237	-
b) In financial institutions		
1. listed	4	-
2. unlisted	364	33
c) Other		
1. listed	503	4
2. unlisted	1,877	50
Total	4,747	87

3.6 Changes in equity investments

3.6.1 Investments in Group companies

3.6.2 Other investments

During the year the following changes occurred:

Amounts/changes	Equity investments (caption 70)	Investments in Group companies (caption 80)
A. Initial amount	4,713	195
B. Increases	452	17
B1. purchases	*223*	*9*
B2. write-backs	*18*	-
B3. revaluations	-	-
B4. other changes	*211*	*8*
C. Decreases	(418)	(125)
C1. sales	*(280)*	*(86)*
C2. adjustments	*(27)*	*(1)*
including Permanent write-downs	*(22)*	*(1)*
C3. other changes	*(111)*	*(38)*
D. Final amount	4,747	87
E. Total revaluations	-	-
F. Total adjustments	409	6

SECTION 4 - FIXED ASSETS AND INTANGIBLES

4.1 Changes in fixed assets

Amounts/changes	Real estate	Furniture and fittings	Machines and equipment	Total
A. Initial amount	2,501	129	333	2,963
B. Increases	234	48	158	440
B1. purchases	*87*	*40*	*146*	*273*
B2. write-backs	-	-	-	-
B3. revaluations	-	-	-	-
B4. other changes	*147*	*8*	*12*	*167*
C. Decreases	(433)	(37)	(196)	(666)
C1. sales	*(314)*	*(2)*	*(40)*	*(356)*
C2. adjustments				
a) depreciation	*(103)*	*(30)*	*(135)*	*(268)*
b) permanent write-downs	*(9)*	-	*(5)*	*(14)*
C3. other changes	*(7)*	*(5)*	*(16)*	*(28)*
D. Final amount	**2,302**	**140**	**295**	**2,737**
E. Total revaluations	-	-	-	-
F. Total adjustments	(1,301)	(419)	(1,434)	(3,154)
a) depreciation	*(1,259)*	*(419)*	*(1,434)*	*(3,112)*
b) permanent write-downs	*(42)*	-	-	*(42)*

The table does not include properties to be let, amounting to 778 million euro (692 million euro in 2003).
Adjustments for permanent write-downs have been made by Latin-American entities.

4.2 Changes in intangibles

Amounts/changes	Start-up costs	Refurbishing costs	Software	Goodwill	Other	Total
A. Initial amount	16	56	521	-	26	619
B. Increases	1	36	253	-	6	296
B1. purchases	-	*35*	*247*	-	*6*	*288*
B2. write-backs	-	-	-	-	-	-
B3. revaluations	-	-	-	-	-	-
B4. other changes	*1*	*1*	*6*	-	-	*8*
C. Decreases	(9)	(30)	(299)	-	(17)	(355)
C1. sales	-	*(1)*	*(2)*	-	-	*(3)*
C2. adjustments						
a) amortisation	*(7)*	*(27)*	*(259)*	-	*(7)*	*(300)*
b) permanent write-downs	-	*(1)*	-	-	-	*(1)*
C3. other changes	*(2)*	*(1)*	*(38)*	-	*(10)*	*(51)*
D. Final amount	**8**	**62**	**475**	-	**15**	**560**
E. Total revaluations	-	-	-	-	-	-
F. Total adjustments	(64)	(159)	(584)	-	(136)	(943)
a) amortisation	*(64)*	*(158)*	*(552)*	-	*(136)*	*(910)*
b) permanent write-downs	-	*(1)*	*(32)*	-	-	*(33)*

Caption C3 – other changes – software – includes 32 million euro related to integration and reorganisation charges, included in extraordinary charges.

SECTION 5 - OTHER ASSETS

5.1 Breakdown of caption 150 "Other assets"

Subcaptions	
Revaluation of off-balance sheet contracts	22,098
Due from fiscal authorities	2,962
Amounts due - deriving from tax collection activities	2,217
Deferred tax assets	1,403
Options bought	2,684
Amount to be debited under processing	479
Amounts due - to be deriving from securities transactions	909
Bank cheques drawn on third parties to be settled	384
Transit items among branches	443
Amounts to be collected on sale of equity investments	-
Cheques drawn on the bank settled at the end of the month	68
Valuation of commitment to sell equity investment	-
Cautionary deposits on behalf of third parties	24
Other	2,087
Total	35,758

5.2 Breakdown of caption 160 "Accrued income and prepaid expenses"

Accrued Income	
Differentials on off-balance sheet transactions	878
Interest income - customers	296
Interest income - securities	426
Interest income - securities in repurchase agreements	101
Interest income - banks	66
Bank commissions and other income	7
Other	56
Total	1,830

Prepaid expenses	
Differentials on off-balance sheet transactions	562
Discounts on issued bonds	34
Charges on contango loans and repurchase agreements	12
Interest expense on issued bonds	3
Commissions for placement of bonds	4
Rents paid	1
Interest expense and similar charges on due to customers	4
Administrative costs	16
Other	78
Total	714

5.3 Adjustments for accrued income and prepaid expenses

The 2004 financial statements were prepared without applying Art. 12.2 of Legislative Decree 87/92 which allows the addition (deduction) of accrued income and prepaid expenses directly to (from) the assets to which they refer. The only exception is accrued interest on zero-coupon bonds, which appear in the proprietary portfolio, and issue discounts receivables, which – as specifically required by the Bank of Italy – have been accounted for partly in securities and partly in due from tax authorities.

5.4 Distribution of subordinated assets

a) Due from banks	31
b) Loans to customers	288
c) Bonds and other debt securities	2,244
Total	2,563

Securities portfolio deriving from securitisations (see Section 11.8) includes 22 million of shares or similar instruments which are also subordinated.

SECTION 6 - DEBTS

Breakdown of caption 10 "Due to banks"

Subcaptions	
a) Repayable on demand	
- *current accounts for services rendered*	*2,128*
- *deposits*	*3,854*
- *other*	*150*
Total a)	6,132
b) Time deposits or with notice period	
- *time deposits*	*11,673*
- *loans*	*1,429*
- *repurchase agreements*	*12,800*
- *other*	*2,180*
Total b)	28,082
Total	34,214

6.1 Analysis of caption 10 "Due to banks"

a) Repurchase agreements	12,800
b) Securities lending	-

Breakdown of caption 20 "Due to customers"

Subcaptions	
a) Repayable on demand	
- *saving deposits*	*5,860*
- *current accounts*	*76,917*
- *other*	*137*
Total a)	82,914
b) Time deposits or with notice period	
- *saving time deposits*	*5,287*
- *time accounts*	*8,958*
- *repurchase agreements*	*9,516*
- *other*	*2,768*
Total b)	26,529
Total	**109,443**

6.2 Analysis of caption 20 "Due to customers"

a) Repurchase agreements	9,516
b) Securities lending	-

Breakdown of caption 30 "Securities issued"

Subcaptions	
a) Bonds	53,003
b) Certificates of deposit	
- *short-term*	*5,322*
- *medium-term*	*1,004*
Total b)	6,326
c) Other securities	
- *bank cashiers' cheques*	*726*
- *other*	*1,362*
Total c)	2,088
Total	**61,417**

Breakdown of caption 40 "Public funds under administration"

Subcaptions	
- Funds received from the Italian Government	41
- Funds received from regional authorities	11
- Funds received from other public entities	47
Total	**99**

SECTION 7 - ALLOWANCES

Changes in caption 70 "Allowance for employee termination indemnities"

A. Initial amount	1,182
B. Increases	144
B1. provisions	*135*
B2. other changes	*9*
C. Decreases	(209)
C1. indemnities paid out	*(141)*
C2. advances granted following current regulations or specific contracts	*(31)*
C3. funds given to external asset manager	*(25)*
C4. other changes	*(12)*
D. Final amount	1,117

Changes in subcaption 80 a) "Pensions and similar commitments"

A. Initial amount	288
B. Increases	28
B1. provisions	*14*
B2. other changes	*14*
C. Decreases	(28)
C1. uses	*(28)*
C2. other changes	–
D. Final amount	288

7.1 Breakdown of caption 90 "Allowances for possible loan losses"

Allowance for possible loan losses	2
Allowance for possible loan losses on overdue interest	2
Total	4

7.2 Changes in caption 90 "Allowances for possible loan losses"

A. Initial amount	25
B. Increases	1
B1. provisions	*1*
B2. other changes	–
C. Decreases	(22)
C1. uses	*(5)*
C2. other changes	*(17)*
D. Final amount	4

Changes in subcaption 80 c) "Allowance for risks and charges arising on consolidation"

A. Initial amount	68
B. Increases	-
B1. provisions for the period	-
B2. other changes	-
C. Decreases	(68)
C1. uses for the period	*(68)*
C2. other changes	-
D. Final amount	-

7.3 Breakdown of subcaption 80 d) "Allowances for risks and charges: other"

	Initial amount	**Changes**	**Final amount**
Allowance for legal disputes and amounts reclaimed	321	(1)	320
Solidarity allowance as per Ministerial Decree 158/2000	300	(238)	62
Allowance for charges on equity investments	263	(65)	198
Allowance for guarantees given and commitments	267	33	300
Allowance for legal disputes and transactions with customers	277	88	365
Allowance for personnel charges	187	137	324
Allowance for adjustments to interest and commissions	22	(12)	10
Other charges	266	48	314
Total	**1,903**	**(10)**	**1,893**

The specific destination of allowances is described below.

Allowance for legal disputes and amounts reclaimed
The allowance covers possible future risks deriving from legal disputes under way and potential claims made to Group companies.

Solidarity allowance as per Ministerial Decree 158/2000
This allowance was set up by provisions for charges related to the "Solidarity allowance" provided for by Ministerial Decree 158/2000.

Allowance for charges on equity investments
The allowance covers possible future charges related to equity investments. In particular, provisions made by Group companies to cover the forecasted charges related to the Group's disengagement from Latin America have been transferred to this allowance.

Allowance for guarantees given and commitments
The allowance covers guarantees given.

Allowance for legal disputes and transactions with customers
The allowance was set up to cover the legal disputes under way with customers and former employees.

Allowance for personnel charges
This allowance covers known or possible charges in relation to employees, the timing or extent of which is uncertain. In particular, the allowance covers holiday entitlement not yet taken and other payments to employees.

Allowance for adjustments to interest and commissions
This allowance covers out-of-period expenses to be incurred on the adjustment of interest and commission calculations, including provisions for charges on subsidised mortgages and unsubsidised fixed rate mortgages.

File No. 82-35020

7.4 Changes in subcaption "Deferred tax assets"

1. Initial amount			1,500
2. Increases			400
	2.1 deferred tax assets recognised in the period	*339*	
	2.2 other increases	*61*	
3. Decreases			(497)
	3.1 deferred tax assets eliminated in the period	*(467)*	
	3.2 other decreases	*(30)*	
4. Final amount			1,403

Deferred tax assets recorded in the year were accounted for in the statement of income in "Extraordinary income".

Deferred tax assets have been accounted for with reference to all temporary deductible differences and mainly referred to net adjustments to loans (530 million euro), provisions for risks and charges (335 million euro) and net adjustments to financial fixed assets (208 million euro).

Changes in "Current tax liabilities"

Initial amount	1,343
plus	
Provisions for the period	
- *income taxes*	*654*
- *other taxes*	*38*
Foreign exchange differences and other changes	13
minus	
Uses for payments made in the period	(935)
Registration in the statement of income of provisions available	(4)
Final amount	**1,109**

The amount indicated in "Provisions for the period for income taxes" (654 million euro) differs from that indicated in table 6.5 of the statement of income "Breakdown of caption 220 – income taxes – current taxes" (661 million euro) since the latter contains withdrawal taxes on capitalisation contracts (2 million euro) and taxes withdrawn abroad (5 million euro).

7.5 Changes in "Deferred tax liabilities"

1. Initial amount			263
2. Increases			124
	2.1 deferred tax liabilities recognised in the period	*75*	
	2.2 other increases	*49*	
3. Decreases			(79)
	3.1 deferred tax liabilities eliminated in the period	*(59)*	
	3.2 other decreases	*(20)*	
4. Final amount			308

Deferred tax liabilities mostly referred to revaluation of real estate assets carried out on first consolidation (152 million euro), write-backs on the marking to market of the trading portfolio (35 million euro), capital gains on the sale of real estate assets (65 million euro) and adjustments to loans recorded for purely fiscal purposes by certain Italian banks (34 million euro) *ex* Art. 109, par. 4, lett. B of the Italian Combined Tax Regulations. No deferred tax assets or liabilities were directly registered in shareholders' equity captions.

SECTION 8 - SHARE CAPITAL, RESERVES, RESERVE FOR GENERAL BANKING RISKS, SUBORDINATED LIABILITIES

Breakdown of "Shareholders' equity"

Captions	
Share capital	3,561
Share premium reserve	5,406
Reserves	
a) legal reserve	773
b) reserve for own shares	10
c) statutory reserves	1,084
d) other reserves	2,458
Revaluation reserves	357
Reserve for general banking risks	-
Negative goodwill arising on consolidation	29
Negative goodwill arising on application of the equity method	2
Net income for the period	1,884
Shareholders' Equity	**15,564**
Subordinated liabilities	9,278

Breakdown of caption 150 "Share capital"

Shares (number)	
Ordinary	5,915,707,226
Saving	932,490,561
Total	**6,848,197,787**
including own ordinary shares	*2,714,655*

Shares have face value of 0.52 euro each.

Changes in caption 100 "Reserve for general banking risks"

A. Initial amount	95
B. Increases	-
b1. provisions for the period	-
b4. other changes	-
C. Decreases	(95)
c1. uses for the period	*(95)*
c2. other changes	-
D. Final amount	-

Breakdown and changes in caption 90 of Assets "Goodwill arising on consolidation"

	Balance as at 31/12/2003	Additions in the period	Amortisation charges	Balance as at 31/12/2004
Banca Intesa (former Cariplo)	167	–	42	125
Banca Intesa (former Mediocredito Lombardo)	4	–	1	3
Banca Caboto	6	–	1	5
Cassa di Risparmio di Ascoli Piceno	7	–	2	5
Cassa di Risparmio di Città di Castello	2	–	–	2
Cassa di Risparmio di Foligno	11	–	2	9
Cassa di Risparmio di Rieti	4	–	1	3
Cassa di Risparmio di Spoleto	9	–	2	7
Cassa di Risparmio di Terni e Narni	44	–	6	38
C.I.B. Factoring	–	3	–	3
Epsilon Associati SGR	3	–	–	3
Intesa Holding Asset Management	27	–	3	24
Medimurska Banka	2	–	–	2
Intesa Mediofactoring	2	–	–	2
Privredna Banka	101	–	16	85
Vseobecna Uverova Banka	157	–	20	137
Banca Intesa Private Banking	–	31	1	30
IAF Istituto Fiduciario	–	1	–	1
Total	**546**	**35**	**97**	**484**

Breakdown and changes in caption 100 of Assets "Goodwill arising on application of the equity method"

	Balance as at 31/12/2003	Additions in the period	Amortisation charges	Balance as at 31/12/2004
Agos Itafinco	55	–	7	48
Banca Generali	63	–	7	56
Intesa Vita	125	–	14	111
Lazard & Co.	42	–	5	37
Po Vita	1	–	–	1
Total	**286**	**0**	**33**	**253**

Changes in caption 120 of Liabilities "Negative goodwill arising on consolidation" and in caption 130 of Liabilities "Negative goodwill arising on application of the equity method"

Both negative goodwill arising on consolidation and negative goodwill arising on application of the equity method are practically unchanged.

8.1 Consolidated capital and capital ratios

A. Total capital	
A1. Tier 1 capital	15,564
A2. Tier 2 capital	6,714
A3. items to be deducted	(1,117)
A4. Total capital	21,161
B. Capital requirements	
B1. credit risks	13,112
B2. market risks	1,210
including	
- trading portfolio risk (*)	*947*
- foreign exchange risk	*30*
B3. Tier 3 subordinated loans	-
B4. other capital requirements	277
B5. Total capital requirements	14,599
C. Risk-weighted assets and capital ratios	
C1. risk-weighted assets	182,486
C2. Tier 1 capital/Risk-weighted assets (%)	8.53
C3. Total capital/Risk-weighted assets (%)	11.60

(*) Including 104 million euro related to capital ratios calculated applying the methodologies provided for by the "Internal Model".

Subordinated liabilities

The following table shows a list of subordinated liabilities as at 31st December 2004 broken down in Tier 1 capital, hybrid capital instruments (Upper Tier 2) and subordinated liabilities eligible for solvency ratio purposes (Lower Tier 2).

The subordination clause entails that in case of liquidation of the issuing company the rights of the subordinated creditors are subordinated to the rights of depositors and other creditors who are not subordinated or who hold more senior debt.

Subordinated liabilities

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Amount (millions of euro) 31/12/04
BCI US Funding LLC I	8.01% fixed rate; as of 15th Jul 2008: 3-month Libor + 3.25%	yes	15th Jul 1998	perpetual	15th Jul 2008	USD	200,000,000	147
BCI US Funding LLC II	3-month Libor + 1.60%; as of 15th Jul 2008: 3-month Libor + 2.93%	yes	15th Jul 1998	perpetual	15th Jul 2008	EUR	550,000,000	550
BCI US Funding LLC III	8.25% fixed rate; as of 15th Jul 2008: 3-month Libor +3.20%	yes	15th Jul 1998	perpetual	15th Jul 2008	GBP	120,000,000	170
Intesa Preferred LLC I	3-month Euribor + 1.75%; as of 30th Jun 2008: 3-month Euribor + 3.25%	yes	30th Jun 1998	perpetual	30th Jun 2008	EUR	200,000,000	200
Intesa Preferred LLC II	6.40% fixed rate	no	30th Mar 1999	perpetual	30th Mar 2004	EUR	150,000,000	150
IntesaBci Preferred Securities Investor Trust	6.988%; as of 12th Jul 2011: 3-month Euribor + 2.60%	yes	12th Jul 2001	perpetual	12th Jul 2011	EUR	500,000,000	500
Total Preference Shares (Tier 1)								1,717
Banca Intesa	5% fixed rate	no	29th Dec 1998	30th Dec 2008	no	ITL	495,000,000,000	255
Banca Intesa	6- month Euribor + 0.70%	no	29th Dec 1998	30th Dec 2008	no	ITL	5,000,000,000	2
Intesa Bank Overseas	3-month Libor + 0.85%	no	2nd Jan 1998	2nd Jan 2008	no	ITL	200,000,000,000	103
Intesa Bank Overseas	3-month Libor + 0.85%	no	2nd Jan 1998	2nd Jan 2008	no	USD	500,000,000	367
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Apr 1998	10th Apr 2008	no	ITL	250,000,000,000	128
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Jun 1998	10th Jun 2008	no	ITL	800,000,000,000	413
Total Hybrid Instruments (Upper Tier 2)								1,266
Banca di Trento e di Bolzano	Until 15/10/2000 5.25%; for the following coupon: 70% of the 10-year euro swap rate with a minimum of 4.5%	no	15th Oct 1999	15th Oct 2006	no	EUR	25,000,000	25
Banca di Trento e di Bolzano	70% of 10-year euro swap rate	no	1st Feb 2000	1 Feb 2007	no	EUR	15,000,000	15
Banca di Trento e di Bolzano	1st year: 4.00%; 2nd year: 4.10%; for the following coupons 71% of the 10-year euro swap rate and never under 3%	no	4th Apr 2003	4th Apr 2010	no	EUR	9,000,000	9
Banca di Trento e di Bolzano	1st year: 3.00%; 2nd: 3.30%; 3rd: 3.70%; 4th: 4.10%; 5th: 4.50%; 6th: 5.10%; 7th: 5.70%	no	4th Apr 2003	4th Apr 2010	no	EUR	16,000,000	16
Banca Intesa	8.25% fixed rate	no	15th Jul 1992	15th Jul 2007	no	USD	200,000,000	147
Banca Intesa	3-month Libor + 0.25%	no	1st Feb 1996	1st Feb 2006	1st Feb 2001	ITL	400,000,000,000	81
Banca Intesa	3-month Libor + 0.20%	no	1st Dec 1997	1st Dec 2007	1st Dec 2002	ITL	800,000,000,000	248
Banca Intesa	6-month Euribor	no	1st Jan 1998	1st Jan 2005	1st Jul 1999	ITL	1,200,000,000,000	123
Banca Intesa	3-month Libor	no	1st Feb 1998	1st Feb 2008	1st Feb 2003	ITL	700,000,000,000	287
Banca Intesa	3-month Libor	no	1st Jun 1998	1st Jun 2008	1st Jun 2003	ITL	362,430,000,000	150
Banca Intesa	5.15% fixed rate	no	9th Jun 1998	10th Jun 2008	no	ITL	100,000,000,000	52
Banca Intesa	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	no	16th Jun 1998	17th Jun 2013	no	ITL	500,000,000,000	223

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Amount (millions of euro) 31/12/04
Banca Intesa	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	no	30th Jun 1998	31st Jul 2006	no	ITL	300,000,000,000	151
Banca Intesa	1st coupon: 8%, 2nd: and 3rd: 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3% - min 4.5%)	no	30th Jun 1998	1st Jul 2013	no	ITL	200,000,000,000	95
Banca Intesa	4.40% fixed rate	no	16th Nov 1998	17th Nov 2008	no	ITL	300,000,000,000	155
Banca Intesa	4.40% fixed rate	no	9th Dec 1998	10th Dec 2008	no	ITL	200,000,000,000	103
Banca Intesa	1st coupon: 8%, 2nd: 5% and 3rd: 4%, for the following coupons: 70% of 10-year euro swap rate	no	9th Mar 1999	9th Mar 2014	no	ITL	480,000,000,000	248
Banca Intesa	1st coupon: 8%, 2nd: 5.5% and 3rd: 4%, for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	no	15th Jul 1999	15th Jul 2014	no	EUR	250,000,000	249
Banca Intesa	5.30% fixed rate	no	22nd Oct 1999	1st Jan 2010	no	EUR	150,000,000	150
Banca Intesa	4.70% fixed rate	no	15th Nov 1999	15th Nov 2006	no	EUR	104,000,000	104
Banca Intesa	5.10% fixed rate	no	17th Nov 1999	17th Nov 2009	no	EUR	350,000,000	321
Banca Intesa	4.90% fixed rate	no	23rd Nov 1999	1st Jan 2007	no	EUR	95,000,000	95
Banca Intesa	5.20% fixed rate	no	7th Dec 1999	1st Jan 2010	no	EUR	90,000,000	90
Banca Intesa	12-month Euribor +0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	155,000,000	0
Banca Intesa	12-month Euribor +0.01%	no	29th Dec 1999	29th Dec 2006	no	EUR	65,000,000	65
Banca Intesa	5.30% fixed rate	no	21st Jan 2000	1st Jan 2010	no	EUR	100,000,000	100
Banca Intesa	5.00% fixed rate	no	25th Jan 2000	1st Jan 2007	no	EUR	90,000,000	90
Banca Intesa	4.70% fixed rate	no	11th Feb 2000	11th Feb 2007	no	EUR	104,000,000	104
Banca Intesa	5.50% fixed rate	no	16th Feb 2000	1st Jan 2010	no	EUR	41,000,000	41
Banca Intesa	5.20% fixed rate	no	18th Feb 2000	1st Jan 2007	no	EUR	59,000,000	59
Banca Intesa	6.11% fixed rate; as of 23rd Feb 2005 97% of 30-year euro swap mid rate	no	23rd Feb 2000	23rd Feb 2015	no	EUR	65,000,000	65
Banca Intesa	12-month Euribor +0.01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	41,000,000	41
Banca Intesa	3-month Euribor +0.65%; as of 8th Aug 2005 3-month Euribor +1.25%	yes	8th Aug 2000	8th Aug 2010	8th Aug 2005	EUR	150,000,000	150
Banca Intesa	4.9% fixed rate; as of 5th Jan 2006 12-month Euribor	no	5th Jan 2001	5th Jan 2011	5th Jan 2006	EUR	33,558,000	33
Banca Intesa	1st year 4.9% fixed rate; as of 5th Jan 2002 2.10% (*) HICPI Euro Area with 2.10% minimum limit	no	5th Jan 2001	5th Jan 2011	5th Jan 2006	EUR	8,904,000	9
Banca Intesa	92% of 30-year euro swap mid rate; never lower than the preceding	no	12th Mar 2001	23rd Feb 2015	no	EUR	50,000,000	50
Banca Intesa	5% fixed rate	no	9th Apr 2001	9th Apr 2007	no	EUR	991,225,000	976
Banca Intesa	5.35% fixed rate	no	9th Apr 2001	9th Apr 2011	no	EUR	125,478,000	123
Banca Intesa	5.20% fixed rate	no	15th Jan 2002	15th Jan 2012	no	EUR	265,771,000	264
Banca Intesa	5.50% fixed rate	no	12th Apr 2002	12th Apr 2012	no	EUR	126,413,000	125
Banca Intesa	5.85% fixed rate; as of 8th May 2009 3-month Euribor +1.25%	yes	8th May 2002	8th May 2014	8th May 2009	EUR	500,000,000	495

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Amount (millions of euro) 31/12/04
Banca Intesa Mediocredito	6-month Euribor +0.70%	no	28th Mar 2000	28th Mar 2010	28th Mar 2005	EUR	130,000,000	5
Banca Popolare FriulAdria	4.70% fixed rate	no	18th Oct 1999	18th Oct 2006	no	EUR	26,000,000	26
Banca Popolare FriulAdria	5.30% fixed rate	no	18th Oct 1999	18th Oct 2009	no	EUR	13,000,000	13
Banca Popolare FriulAdria	4.70% fixed rate	no	3rd Jan 2000	3rd Jan 2007	no	EUR	10,000,000	10
Banca Popolare FriulAdria	5.15% fixed rate	no	3rd Jan 2000	3rd Jan 2007	no	EUR	5,000,000	5
Banco Wiese Sudameris	9.25% fixed rate	no	26th Jun 2000	26th Jun 2010	no	USD	60,000,000	42
Banco Wiese Sudameris	8.6% fixed rate	no	19th Oct 2001	19th Oct 2011	no	USD	10,000,000	4
Banca Caboto		no	15th Dec 1999	15th Dec 2009		EUR	50,000,000	2
Cassa di Risparmio di Parma & Piacenza	4.6% fixed rate	no	2nd Nov 1999	2nd Nov 2006	no	EUR	29,100,000	12
Cassa di Risparmio di Parma & Piacenza	1st year: 4.5%; 2nd: 4.6%; 3rd: 4.7%; 4th: 4.9%; 5th: 5.1%; 6th: 5.4%; 7th: 5.7%	no	2nd Nov 1999	2nd Nov 2006	no	EUR	50,000,000	50
Cassa di Risparmio di Parma & Piacenza	1st year: 4.8%; 2nd year: 5.3%; for the following coupons: 70% of 10-year euro swap rate with a minimum of 4.5%	no	2nd Nov 1999	2nd Nov 2006	no	EUR	50,000,000	50
Cassa di Risparmio di Parma & Piacenza	1st year 4.5%; 2nd 4.6%; 3rd: 4.7%; 4th 4.9%; 5th: 5.1%; 6th: 5.4%; 7th: 5.7%	no	15th Nov 1999	15th Nov 2006	no	EUR	10,400,000	10
Cassa di Risparmio di Parma & Piacenza	1st year: 4.8%; 2nd: 5.3%; for the following coupons: 70% of 10-year euro swap rate with a minimum of 4.5%	no	15th Nov 1999	15th Nov 2006	no	EUR	15,500,000	16
Cassa di Risparmio di Parma & Piacenza	1st year: 4.40%; 2nd: 4.55%; 3rd: 4.70%; 4th: 4.90%; 5th: 5.10%; 6th: 5.35%; 7th: 5.60%	no	3rd Jan 2000	3rd Jan 2007	no	EUR	26,000,000	26
Cassa di Risparmio di Parma & Piacenza	1st year: 4.90%; 2nd: 5.00%; 3rd: 5.10%; 4th: 5.20%; 5th: 5.35%; 6th: 5.60%; 7th: 6.00%	no	4th Feb 2000	4th Feb 2007	no	EUR	26,000,000	26
Intesa Bank Ireland	Libor - 0.25% (min 5.375% - max 8.25%)	no	30th Nov 1993	30th Nov 2005	no	USD	97,000,000	71
Total Subordinated liabilities included (Lower Tier 2)								**6,295**
Total								**9,278**

SECTION 9 - OTHER LIABILITIES

9.1 Breakdown of caption 50 "Other liabilities"

Write-down of off-balance sheet contracts	22,087
Due to suppliers	870
Other creditors	3,836
Options sold	2,448
Liabilities connected to tax collection activities	732
Amounts due to third parties	445
Transit items	297
Due to tax authorities	353
Amounts to be paid - deriving from securities transactions	558
Outstanding items with the clearing house	447
Adjustments for portfolio items to be settled	614
Items under processing	2,180
Personnel expenses	92
Due to social security entities	64
Other amounts due for foreign exchange transactions	55
Other	271
Total	35,349

9.2 Breakdown of caption 60 "Accrued expenses and deferred income"

Accrued expenses	
Differentials on off-balance sheet transactions	275
Interest expense and similar charges on securities issued and subordinated liabilities	1,423
Interest expense and similar charges on amounts due to banks	47
Interest expense and similar charges on amounts due to customers	86
Charges for repurchase agreements on securities	38
Other	73
Total	1,942

Deferred income	
Differentials on off-balance sheet transactions	1,546
Interest on discounted securities portfolio	122
Interest income and similar revenues on loans to customers	30
Commissions on guarantees and acceptances	36
Other	96
Total	1,830

9.3 Adjustments for accrued income and prepaid expenses

As already mentioned above, the 2004 financial statements were prepared without applying the allowed treatment (Art. 12, par. 2 of Legislative Decree 87/92) of recording, where technically appropriate, accrued income and prepaid expenses directly to adjust related assets and liabilities. The sole exception is on zero-coupon bonds and certificates of deposit (or in any case bonds with one coupon paid at maturity) where accruals increase related liabilities.

SECTION 10 - GUARANTEES, COMMITMENTS AND CREDIT DERIVATIVES

10.1 Breakdown of caption 10 "Guarantees given"

a) Commercial guarantees	
- *acceptances*	*332*
- *endorsements and sureties*	*14,897*
- *documentary credits*	*1,157*
- *other commitments*	*8*
Total a)	16,394
b) Financial guarantees	
- *endorsements and sureties*	*5,426*
- *acceptances*	*1*
- *other commitments*	*336*
Total b)	5,763
c) Assets given as guarantee	1
Total	22,158

10.2 Breakdown of caption 20 "Commitments"

a) Commitments to lend funds, of certain use	
- *securities to be collected*	*4,066*
- *margins on irrevocably granted credit lines*	*207*
- *loans and deposits to be carried out with customers and banks*	*1,375*
- *other commitments*	*452*
Total a)	6,100
b) Commitments to lend funds, of uncertain use	
- *margins on irrevocably granted credit lines*	*22,215*
- *sales of put options on securities*	*2,057*
- *membership of Interbank Deposit Guarantee Fund*	*37*
- *other commitments*	*16,202*
Total b)	40,511
Total	**46,611**

Breakdown of caption 30 "Credit derivatives"

a) Protection sales in the "banking book"	731
- *with exchange of underlying asset*	*424*
- *without exchange of underlying asset*	*307*
b) Protection sales in the "trading book"	38,049
- *with exchange of underlying asset*	*21,240*
- *without exchange of underlying asset*	*16,809*
Total	38,780

10.3 Assets given as collateral of own debts

Securities in portfolio given as collateral of funding repurchase agreements	14,315
Securities given as collateral for Treasury and other services	180
Securities given as collateral with the Bank of Italy to cover cheques	132
Credits given as collateral of financing received	1,414
Total	16,041

10.4 Undrawn credit lines

a) Central banks	624
b) Other banks	134
Total	758

10.5 Forward transactions

Type of transaction	**Hedging**	**Trading**	**Other**
1. Unsettled transactions	678	60,096	-
1.1 securities	2	6,494	-
- *purchases*	*2*	*4,064*	-
- *sales*	-	*2,430*	-
1.2 currencies	676	53,602	-
- *currency against currency*	*507*	*11,492*	-
- *purchases against euro*	*79*	*20,609*	-
- *sales against euro*	*90*	*21,501*	-
2. Deposits and loans	-	-	2,203
- *outflows*	-	-	*1,375*
- *inflows*	-	-	*828*
3. Derivative contracts	32,973	1,403,142	21,859
3.1 with exchange of underlying asset	1,572	19,778	461
a) securities	116	9,580	461
- *purchases*	*58*	*4,905*	-
- *sales*	*58*	*4,675*	*461*
b) currencies	1,456	10,198	-
- *currency against currency*	*184*	*981*	-
- *purchases against euro*	*1,268*	*3,618*	-
- *sales against euro*	*4*	*5,599*	-
c) other instruments	-	-	-
- *purchases*	-	-	-
- *sales*	-	-	-
3.2 without exchange of underlying asset	31,401	1,383,364	21,398
a) currencies	117	823	306
- *currency against currency*	-	*154*	-
- *purchases against euro*	*52*	*380*	*129*
- *sales against euro*	*65*	*289*	*177*
b) other instruments	31,284	1,382,541	21,092
- *purchases*	*19,848*	*674,187*	*7,476*
- *sales*	*11,436*	*708,354*	*13,616*
Total	33,651	1,463,238	24,062

Section 3.2 b) includes purchases/sales of contracts that entail the exchange of indexed interest flows (so-called basis swaps) for 3,904 million euro (hedging) and 44,077 million euro (trading).

Internal deals

Categories	Hedging		Trading	
	purchases	sales	purchases	sales
Purchases/sales of currency	3,366	3,145	3,145	3,366
Derivative contracts with exchange of underlying asset	2,320	1,271	1,271	2,320
Derivative contracts without exchange of underlying asset	50,030	33,521	33,521	50,030
Total	55,716	37,937	37,937	55,716

Breakdown of forward transactions by instrument type and market risk

	Interest rate	Foreign exchange	Equity	Other	Total
Over the counter trading contracts (OTC)					
Forwards	6,407	53,602	87	-	60,096
Forwards Rate Agreements	192,137	-	-	-	192,137
Swaps	700,652	5,532	136	-	706,320
Options bought	110,436	1,542	8,133	-	120,111
Options sold	154,121	1,429	3,818	-	159,368
Trading contracts listed on regulated markets					
Futures bought	50,073	19	16,108	-	66,200
Futures sold	100,564	2,499	527	-	103,590
Options bought	3,300	-	2,021	-	5,321
Options sold	4,018	-	2,000	-	6,018
Total trading contracts	1,321,708	64,623	32,830	-	1,419,161
Total non-trading contracts	24,375	2,249	3,123	24,062	53,809
Total	1,346,083	66,872	35,953	24,062	1,472,970

Notional amount of over the counter (OTC) derivatives and corresponding market value

	Interest rate	Foreign exchange	Equity	Other	Total
Notional amount	1,181,721	64,355	15,668	2,203	1,263,947
Market value					
Trading contracts					
a) positive market value	13,045	1,794	396	-	15,235
b) negative market value	(12,222)	(2,339)	(346)	-	(14,907)
Non-trading contracts					
a) positive market value	614	22	30	-	666
b) negative market value	(1,138)	(114)	(99)	-	(1,351)
Positive market value	13,659	1,816	426	-	15,901
Negative market value	(13,360)	(2,453)	(445)	-	(16,258)

Notional amount of over the counter (OTC) derivatives by residual life

	Up to 1 year	From 1 to 5 years	Over 5 years	Total
a) Interest rate contracts	597,315	401,734	182,672	1,181,721
b) Foreign exchange contracts	58,514	5,181	660	64,355
c) Equity linked contracts	3,368	10,530	1,770	15,668
d) Other	2,203	-	-	2,203
Total	661,400	417,445	185,102	1,263,947

10.6 Credit derivatives outstanding

	Trading	Banking
1. Protection purchases	31,108	3,819
1.1 physical settlement	19,450	186
- *credit default swaps*	*19,083*	*161*
- *credit default options*	*367*	-
- *credit linked notes*	-	*25*
1.2 cash settlement	11,658	3,633
- *credit default swaps*	*10,692*	*3,615*
- *credit spread options*	*100*	-
- *credit linked notes*	-	*13*
- *total return swaps*	*866*	*5*
2. Protection sales	38,049	731
2.1 physical settlement	21,240	424
- *credit default swaps*	*21,230*	*137*
- *credit default options*	-	*22*
- *credit linked notes*	*10*	*265*
2.2 cash settlement	16,809	307
- *credit default swaps*	*16,180*	*92*
- *credit linked notes*	*112*	*215*
- *total return swaps*	*517*	-
Total	69,157	4,550

Notional amount and market value of credit derivatives (trading book)

Notional amount	69,156
Market value	25
Positive market value	317
Negative market value	(292)

SECTION 11 - CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large credit risks

a) Amount	2,645
b) Number	1

Credit derivatives: distribution of guarantees received by principal sector of counterparty

	Trading transactions	Other transactions
a) Governments	-	-
b) Other public entities	-	-
c) Banks	12,870	321
d) Non-financial companies	-	15
e) Financial institutions	18,238	3,483
f) Family-run businesses	-	-
g) Other	-	-
Total	**31,108**	**3,819**

11.2 Breakdown of loans to customers by borrower's economic sector

a) Governments	2,605
b) Other public entities	3,598
c) Non-financial companies	89,765
d) Financial institutions	15,367
e) Family-run businesses	9,960
f) Other	36,403
Total	**157,698**

11.3 Breakdown of loans to resident non-financial companies and family-run businesses

a) Other services	22,724
b) Wholesale and retail trade, recovery and repairs	15,083
c) Construction and public works	9,472
d) Metal products, excluding cars and means of transport	3,765
e) Food products, beverages and tobacco-based products	3,625
f) Other sectors	35,076
Total	**89,745**

11.4 Breakdown of guarantees given by counterparty sector

a) Governments	5
b) Other public entities	159
c) Banks	2,488
d) Non-financial companies	16,525
e) Financial institutions	2,060
f) Family-run businesses	440
g) Other	501
Total	22,158

Credit derivatives: breakdown of guarantees given by category of "reference entity" (banking book)

a) Governments	33
b) Other public entities	-
c) Banks	256
d) Non-financial companies	290
e) Financial institutions	152
f) Family-run businesses	-
g) Other	-
Total	731

11.5 Assets and liabilities: breakdown by Country

Captions/Countries	**Italy**	**Other EU Countries**	**Other Countries**	**Total**
1. Assets				
1.1 due from banks	8,090	17,588	3,052	28,730
1.2 loans to customers	135,745	13,467	8,486	157,698
1.3 securities	15,247	14,251	9,226	38,724
Total	159,082	45,306	20,764	225,152
2. Liabilities				
2.1 due to banks	12,960	10,182	11,072	34,214
2.2 due to customers	87,750	11,919	9,774	109,443
2.3 securities issued	55,490	3,809	2,118	61,417
2.4 other	7,134	72	2,171	9,377
Total	163,334	25,982	25,135	214,451
3. Guarantees, commitments and credit derivatives	48,760	32,268	26,521	107,549

11.6 Assets and liabilities: breakdown by maturity

Captions/Residual life	Specified maturity							Unspecified maturity	Total
	on demand	up to 3 months	between 3 and 12 months	between 1 and 5 years		over 5 years			
				fixed rate	floating rate	fixed rate	floating rate		
1. Assets									
1.1 treasury bills eligible for refinancing	-	215	327	1,843	73	670	1,905	-	5,031
1.2 due from banks	2,885	17,890	6,356	30	521	-	136	912	28,730
1.3 loans to customers	74,516	22,692	19,106	13,093	32,850	7,340	30,919	7,382	157,698
1.4 bonds and other debt securities	144	4,544	5,901	4,573	5,663	4,547	5,727	3	31,102
1.5 off-balance sheet transactions	97,275	396,591	254,905	437,008	23,711	159,375	1,704	-	1,370,569
Total	124,820	441,932	286,595	456,547	62,618	171,932	40,389	8,297	1,593,130
2. Liabilities									
2.1 due to banks	6,699	20,053	3,954	181	1,530	59	1,724	14	34,214
2.2 due to customers	84,576	18,742	1,096	165	508	96	1,990	2,270	109,443
2.3 securities issued									
- bonds	1,370	2,900	5,252	6,479	27,425	2,009	7,588	-	53,023
- certificates of deposit	166	4,139	888	395	331	51	356	-	6,326
- other securities	1,059	1,024	-	-	2	-	3	-	2,088
2.4 subordinated liabilities	123	114	267	2,538	1,807	1,711	2,718	-	9,278
2.5 off-balance sheet transactions	86,087	402,358	271,766	426,276	21,890	159,017	1,643	24	1,369,063
Total	180,080	449,330	283,205	436,034	53,493	162,943	16,022	2,308	1,583,415

11.7 Assets and liabilities denominated in foreign currencies

a) Assets	
1. due from banks	6,439
2. loans to customers	13,503
3. securities	12,658
4. equity investments	76
5. other	571
Total	33,247
b) Liabilities	
1. due to banks	10,918
2. due to customers	15,469
3. securities issued	6,135
4. other	948
Total	33,470

After the close of the year no significant effects were determined by changes in the foreign exchange rates of the main currencies in which the Group operates.

11.8 Securitisations

Securitisations "originated"

Securitisations are a key strategic issue for the Group and are mostly aimed at:

- raising funds, reducing the liquidity gap between medium-long term lending and short-term funding;

- optimising capital employed, liberating supervisory capital at efficient costs;
- improving profitability ratios and risk management.

In the administrative phase of securitisations, Banca Intesa has identified a specific company structure which has been charged with the responsibility of coordinating and supervising the activities of other internal departments involved in these operations, therefore ensuring a complete vision over the whole process up to the reimbursement of securities.

With regard to management of securitised assets, the role of servicer has always been assigned, to date, to the Group structure which, in each case, has the greatest specific competencies on the assets involved.
Company structures or Group companies which have the servicer function are officially responsible for the management of the operation for the market, in compliance with the Prospectus of the operation provided for by the law. They are responsible, from the legal standpoint, for the management of the assets sold, for the relative cash flows, for the production of the reports required for each operation by the relevant contracts and for entrusting the Independent Auditors with the verification of such reports.

Servicer activities are therefore also supervised through the request of further control reports for specific needs, for the purpose of monitoring the overall development of the operation.

Securitisations – proprietary portfolio

In 2004 operations in securitisation instruments, in the proprietary portfolio, were more significant compared to the previous year. There was a constant increase in new issues on the primary market with a consequent increase in liquidity on the secondary market. Investments for the proprietary portfolio were made on various types of securitisation; from the most common securitisations of residential mortgages, to the more sophisticated such as securitisations of performing loans, trade receivables and also so-called "substandard loans (non-performing loans)". Also in 2004 the Bank mostly invested in senior issues (AAA) which despite their limited risk and low volatility presented attractive returns.
A significant sign is the fact that the spread on these instruments benefited from a continuos and considerable reduction during the year and therefore led to generate conforting results.

Monitoring of risks connected to such activity occurs via the publication of the Investor Report, which enables to periodically control the financial situation of securitised assets. For this purpose the proprietary portfolio operates in continuous and constant cooperation with *Risk Management*.

Securities portfolio deriving from securitisations

	Book value	Market value
Investment portfolio	451	453
Senior	20	20
Mezzanine	378	380
Junior	53	53
Trading portfolio	5,047	5,055
Senior	4,425	4,430
Mezzanine	554	554
Junior	68	71
Total	5,498	5,508
Senior	4,445	4,450
Mezzanine	932	934
Junior	121	124

Breakdown of securitised assets by type of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
Securities	1,161	16	2	1,179
Public sector financing	831	-	-	831
Loans	289	312	78	679
Social security benefits	536	-	-	536
Mortgages	353	124	39	516
Personal loans	322	-	-	322
Credit card loans	97	179	-	276
Land, industrial and public entities mortgages	199	-	-	199
Various assets	81	94	-	175
Credit derivatives	27	107	-	134
Leasing	81	19	-	100
Real estate assets	17	30	2	49
Synthetic CDOs	30	-	-	30
Loans and revolving credit facilities	-	29	-	29
Interest	8	17	-	25
Off-balance sheet loans	1	5	-	6
Sub-total	**4,033**	**932**	**121**	**5,086**
Portfolio of 40 investment grade ABS securities subject to unitary management (*):				
ABS of ABS	18			18
CDO Collateralized Debt Obligation	150			150
CLO Collateralized Loan Obligation	44			44
Home equity line of credit	49			49
Mortgages	125			125
Loans	26			26
Sub-total	412	-	-	412
Total	4,445	932	121	5,498

(*) 99.3% protection of the credit risk of this portfolio has been acquired from a banking counterparty.

Breakdown of securitised assets by quality of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
a) Originated underlying assets	69	398	39	506
doubtful loans	23	184	31	238
substandard loans	27	79	-	106
other	19	135	8	162
b) Third party underlying assets	4,376	534	82	4,992
doubtful loans	2	47	-	49
substandard loans	-	-	-	-
other	4,374	487	82	4,943
Total	4,445	932	121	5,498

Securitised assets underlying Junior securities

	Originated	Third party	Total
Doubtful loans	207	-	207
Substandard loans	-	-	-
Other	159	1,555	1,714
Total	366	1,555	1,921

Subordinated loans (related to securitisations)

	Special purpose vehicles	Amount
Originated underlying assets – other	Intesa Sec. 2	99
Third party underlying assets – other	Colombo	6
Total		105

Adjustments/Write-backs to securities portfolio deriving from securitisations

	Adjustments	Write-backs
Senior	(8)	12
Mezzanine	(2)	1
Junior	(1)	1
Total	(11)	14

Equity stakes in special purpose vehicles

Name	Direct ownership	Registered office	Stake
BWS Sociedad Titulizadora	Banco Wiese Sudameris	Lima	100%
Intesa Lease Sec.	Banca Intesa	Milano	60%
Intesa Sec.	Banca Intesa	Milano	60%
Intesa Sec. 2	Banca Intesa	Milano	60%
Intesa Sec. Npl	Banca Intesa	Milano	60%
Intesa Sec. Npl 2	Banca Intesa	Milano	60%
Augusto	Banca Intesa	Milano	5%
Colombo	Banca Intesa	Milano	5%
Diocleziano	Banca Intesa	Milano	5%

Servicer activities - Collections in the year

Servicer	Special purpose vehicles	Securitised assets	Amount
Banco Wiese Sudameris	BWS Sociedad Titulizadora BWS1	Various assets	40
Banco Wiese Sudameris	BWS Sociedad Titulizadora BWS2	Various assets	4
Intesa	Intesa Sec.	Performing mortgages	74
Intesa	Intesa Sec. 2	Performing residential mortgages	375
Intesa Gestione Crediti	Intesa Sec. Npl	Non-performing mortgages	109
Intesa Leasing	Intesa Lease Sec.	Performing leasing contracts	532
Total			**1,134**

The figures in the previous tables include 20 bonds related to securitisations originated by Gruppo Intesa, which are listed in detail below:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Performing mortgages									
Intesa Sec. Class C							8	11	
Performing residential mortgages									
Intesa Sec. 2 Class A2	8	8							
Intesa Sec. 2 Class B				4	4				
Doubtful mortgages									
Intesa Sec. Npl Class A	3	3							
Intesa Sec. Npl Class C				5	5				
Intesa Sec. Npl Class D				93	93	1			
Intesa Sec. Npl Class E							31	31	1
Doubtful and substandard loans and other assets									
Patrimonio Banco Wiese 1999-01	39	39							
Patrimonio Banco Wiese 1999-01				184	184				
Patrimonio Banco Wiese 1999-02	12	12							
Loans and revolving credit facilities									
Verdi Synthetic Class D1				24	24				
Verdi Synthetic Class D2				4	4				
Verdi Synthetic Class E4				2	2				
Credit derivatives									
Leonardo Synthetic Class A	7	7							
Leonardo Synthetic Class B				9	9				
Scala Synthetic 3 Class B				4	4				
Scala Synthetic 3 Class C				5	5	(1)			
Asset Backed Securities and Collateralised Debt Obligations									
Vespucci Class A				29	29				
Vespucci Class B				15	15				
Vespucci Class C				20	20				
Total	69	69	-	398	398	-	39	42	1

The most significant securities held as investor refer to the following issues:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Land, industrial and public entities mortgages									
Augusto Class A1	17	17							
Augusto Class A2	41	41							
Diocleziano Class A2	141	141							
Credit card loans									
Citibank Credit Card Class C1				73	73				
Social security benefits									
Soc. Cart. Crediti INPS Series 5	97	97							
Soc. Cart. Crediti INPS Series 5A	150	150							
Soc. Cart. Crediti INPS Series 6	61	61							
Soc. Cart. Crediti INPS Series 8	208	208							
Loans									
Eryn	92	92							
Costantinus Eaton Vance							17	17	
Deutsche Bank Globe Classes B							41	41	
Public sector financing									
Allgemeine Hypobank Rheinboden	240	240							
Bayerische Hypovereinsbank	52	52	(1)						
Depfa Acs Bank	52	52	2						
Hypo Real Estate Bank	91	91	(2)						
Hypothekenbank in Essen	384	384							
Mortgages									
Banco Bilbao Vizcaya Argentaria	104	104	5						
Banesto	49	52							
Loans									
SCIC 1 A2	112	112							
SCIC 1 A3	72	73							
SCIC 1 A4	137	137							
Securities									
ACA	147	147							
Callidus Debt Partners Class A	49	49							
Duchess Class A2	179	179							
Landmark	65	65							
Rhodium	236	236							
Saturn Ventures	126	126							
Smstr	175	175							
Sub-Total	**3,077**	**3,081**	**4**	**73**	**73**	**-**	**58**	**58**	**-**
Portfolio of 40 investment grade ABS securities subject to unitary management	412	412							
Total	3,489	3,493	4	73	73	-	58	58	-

With the exclusion of securities listed above, the rest of the securities portfolio related to securitisations amounted to 1,372 million euro broken down in146 securities.

Operations originated in 2004

For information regarding securitisations originated by the Parent Company please refer to the Notes to the Parent Company's financial statements.

File No. 82-35020

SECTION 12 - MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Dealing in securities

a) Purchases	120,543
– securities	
1. settled	*31,138*
2. to be settled	*348*
– financial derivatives	89,057
b) Sales	127,235
– securities	
1. settled	*32,934*
2. to be settled	*271*
– financial derivatives	94,030

12.2 Portfolio management

Portfolio management	48,513

12.3 Custody and administration of securities

a) Third parties securities held in deposit (excluding individual portfolio management schemes)	465,700
b) Third parties securities deposited with third parties	378,181
c) Portfolio securities deposited with third parties	38,341

12.4 Collection of receivables on behalf of third parties: adjustments to assets and liabilities

a) **Debit**	28,017
1. current accounts	*503*
2. non-matured loan portfolio	*20,164*
3. cash	*40*
4. other accounts	*7,310*
b) **Credit**	28,550
1. current accounts	*1,592*
2. third party bills and documents	*26,913*
3. other accounts	*45*

12.5 Other transactions

Other banks' participation in syndicated loans	16,494
– cash loans	14,995
– guarantees and commitments	1,499
Trading on behalf of third parties	–
Tax collection activities	43,375
– tax collection mandates received	14,880
– amounts received to be paid	28,495

12.6 Information on securitisations of vehicle companies of the Group

Intesa Sec.
Securitisation of performing mortgages

A. Securitised assets			**162**
A1) loans		159	
loans outstanding	158		
overdue loans	1		
A2) securities		–	
A3) other assets		3	
accrued income on IRS	2		
other loans	1		
B. Investments of the funds collected from loan management			**36**
B1) debt securities		–	
B2) shares, quotas and other forms of capital		–	
B3) liquidity		36	
C. Securities issued			**189**
C1) rating A1		–	
C2) rating A2		166	
C3) rating B		15	
C4) rating C		8	
D. Financing received			**–**
E. Other liabilities			**7**
E1) due to Parent Company		2	
E2) accrued expenses – interest on securities issued		2	
E3) accrued expenses on IRS		2	
E4) allowance for "additional return"		1	
F. Interest expense on securities issued			**5**
G. Commissions and fees			**–**
G1) servicing		–	
G2) other services		–	
H. Other expenses			**10**
H1) interest expenses		7	
H2) other expenses		1	
H2) provisions to the allowance for "additional return"		2	
I. Interest income on securitised assets			**9**
L. Other revenues			**6**
L1) interest income		6	

Intesa Sec. Npl
Securitisation of non-performing mortgages

A. Securitised assets			**216**
A1) loans		207	
loans outstanding	9		
overdue loans	161		
overdue interest	37		
A2) securities		-	
A3) other assets		9	
cap premium paid	8		
other loans	1		
B. Investments of the funds collected from loan management			**56**
B1) debt securities		-	
B2) shares, quotas and other forms of capital		-	
B3) liquidity		56	
C. Securities issued			**297**
C1) rating A1		46	
C2) rating B		72	
C3) rating C		20	
C4) rating D		118	
C5) rating E		41	
D. Financing received			**-**
E. Other liabilities			**65**
E1) amounts due for services rendered		5	
E2) accrued expenses – interest on securities issued		55	
E3) other accrued expenses		3	
E4) floor option premium		2	
F. Interest expense on securities issued			**20**
G. Commissions and fees			**5**
G1) servicing		5	
G2) other services		-	
H. Other expenses			**23**
H1) interest expenses		8	
H2) other expenses		4	
H3) losses on overdue interest		5	
H4) losses on loans		4	
H5) forecasted losses on loans		2	
I. Interest income on securitised assets			**19**
L. Other revenues			**24**
L1) interest income		1	
L2) recovery of legal expenses		2	
L3) write-backs		21	

Intesa Sec. 2
Securitisation of performing residential mortgages

A. Securitised assets			**1,466**
A1) loans		1,391	
loans outstanding	1,369		
overdue loans	22		
A2) securities		-	
A3) other assets		75	
accrued income on IRS	4		
other loans	71		
B. Investments of the funds collected from loan management			**137**
B1) debt securities		-	
B2) shares, quotas and other forms of capital		-	
B3) liquidity		137	
C. Securities issued			**1,465**
C1) rating A1		-	
C2) rating A2		1,363	
C3) rating B		41	
C4) rating C		61	
D. Financing received			**19**
E. Other liabilities			**92**
E1) amounts due for services rendered		1	
E2) due to Parent Company		12	
E3) other DPP liabilities		68	
E4) accrued expenses – interest on securities issued		3	
E5) accrued expenses on IRS		8	
F. Interest expense on securities issued			**45**
G. Commissions and fees			**2**
G1) servicing		2	
G2) other services		-	
H. Other expenses			**103**
H1) interest expenses		77	
H2) provisions for DPP payment		26	
I. Interest income on securitised assets			**84**
L. Other revenues			**65**
L1) interest income		63	
L2) revenues from penalties for advanced extinguishment and other		2	

Intesa Lease Sec.
Securitisation of performing loans arising from leasing contracts

A. Securitised assets			**1,439**
A1) loans		1,439	
principal	1,388		
credits for invoiced leasing instalments	51		
A2) securities		–	
A3) other assets		–	
B. Investments of the funds collected from loan management			**76**
B1) debt securities		69	
B2) shares, quotas and other forms of capital		–	
B3) liquidity		7	
C. Securities issued			**1,495**
C1) rating A1		374	
C2) rating A2		350	
C3) rating A3		665	
C4) rating B		84	
C5) rating C		22	
D. Financing received			**–**
E. Other liabilities			**19**
E1) other accrued expenses/deferred income		5	
E2) allowance for "additional return"		14	
F. Interest expense on securities issued			**31**
G. Commissions and fees			**1**
G1) servicing		1	
G2) other services		–	
H. Other expenses			**74**
H1) interest expenses		30	
H2) commissions for placement of securities		3	
H3) other expenses		1	
H4) forecasted losses on loans		2	
H5) "additional return"		38	
I. Interest income on securitised assets			**70**
L. Other revenues			**28**
L1) interest income		25	
L2) other revenues		3	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 1

A. Securitised assets			**58**
A1) loans		54	
A2) securities		-	
A3) other assets		4	
real estate	4		
B. Investments of the funds collected from loan management			**1**
B1) debt securities		-	
B2) shares, quotas and other forms of capital		-	
B3) other assets		1	
C. Securities issued			**532**
including Equity tranche			*156*
D. Financing received			**-**
E. Other liabilities			**1**
E1) other liabilities		1	
F. Interest expense on securities issued			**13**
G. Commissions and fees			**-**
G1) servicing		-	
G2) other services		-	
H. Other expenses			**392**
H1) adjustments to loans		220	
H2) extraordinary charges		140	
H3) other expenses from securitised assets		28	
H4) losses on sales of securitised assets		4	
I. Interest income on securitised assets			**181**
L. Other revenues			**253**
L1) extraordinary income		181	
L2) other income - exposure to inflation		35	
L3) other income from securitised assets		28	
L4) revenues on sales of securitised assets		9	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 2

A. Securitised assets			12
A1) loans		10	
A2) securities		-	
A3) other assets		2	
real estate	2		
B. Investments of the funds collected from loan management			-
B1) debt securities		-	
B2) shares, quotas and other forms of capital		-	
C. Securities issued			256
including Equity tranche			*256*
D. Financing received			1
D1) due to banks		1	
E. Other liabilities			-
F. Interest expense on securities issued			-
G. Commissions and fees			-
G1) servicing		-	
G2) other services		-	
H. Other expenses			260
H1) adjustments to loans		115	
H2) extraordinary charges		129	
H3) foreign exchange differences		11	
H4) other expenses from securitised assets		4	
H5) losses on sales of securitised assets		1	
I. Interest income on securitised assets			107
L. Other revenues			185
L1) extraordinary income		154	
L2) foreign exchange differences		16	
L3) other income - exposure to inflation		10	
L4) other income from securitised assets		4	
L5) revenues on sales of securitised assets		1	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of loans Administradora Jockey Plaza Shopping Center

A. Securitised assets		7
A1) loans	7	
A2) securities	-	
A3) other assets	-	
B. Investments of the funds collected from loan management		-
B1) debt securities	-	
B2) shares, quotas and other forms of capital	-	
C. Securities issued		7
D. Financing received		-
E. Other liabilities		-
F. Interest expense on securities issued		1
G. Commissions and fees		-
G1) servicing	-	
G2) other services	-	
H. Other expenses		-
I. Interest income on securitised assets		1
L. Other revenues		-

File No. 82-35020

Part C - Information regarding the consolidated statement of income

SECTION 1 - INTEREST

1.1 Breakdown of caption 10 "Interest income and similar revenues"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On amounts due from banks	899	1,126	(227)	(20.2)	1,127
including					
- deposits with central banks	*90*	*77*	*13*	*16.9*	*77*
b) On loans to customers	7,224	7,685	(461)	(6.0)	7,719
including					
- loans using public funds under administration	-	-	-		-
c) On debt securities	1,307	1,231	76	6.2	1,240
d) Other interest income	40	30	10	33.3	31
e) Positive differentials on hedge transactions	-	-	-		-
Total caption 10 Statement of income	9,470	10,072	(602)	(6.0)	10,117
Amounts reclassified from caption 70	26	-	26		-
Total caption 10 Reclassified statement of income	9,496	10,072	(576)	(5.7)	10,117

1.2 Breakdown of caption 20 "Interest expense and similar charges"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On amounts due to banks	768	992	(224)	(22.6)	959
b) On amounts due to customers	1,265	1,548	(283)	(18.3)	1,527
c) On securities issued	1,801	1,883	(82)	(4.4)	1,883
including					
- on certificates of deposit	*189*	*240*	*(51)*	*(21.3)*	*240*
d) On public funds under administration	1	1	-	-	1
e) On subordinated liabilities	452	511	(59)	(11.5)	560
including					
- represented by securities	*426*	*420*	*6*	*1.4*	*490*
f) Negative differentials on hedge transactions	248	314	(66)	(21.0)	316
Total caption 20 Statement of income	4,535	5,249	(714)	(13.6)	5,266
Amounts reclassified in caption 30 with economically-related income and charges	(1)	(114)	(113)	(99.1)	(124)
Total caption 20 Reclassified statement of income	4,534	5,135	(601)	(11.7)	5,142

File No. 82-35020

1.3 Analysis of caption 10 "Interest income and similar revenues"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On foreign currency assets	1,671	1,670	1	0.1	1,706

1.4 Analysis of caption 20 "Interest expense and similar charges"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On foreign currency liabilities	897	931	(34)	(3.7)	942

Net interest: reconciliation with the reclassified statement of income

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Total interest income	9,470	10,072	(602)	(6.0)	10,117
Total interest expense	(4,535)	(5,249)	(714)	(13.6)	(5,266)
Net interest	4,935	4,823	112	2.3	4,851
Reclassification from caption 70	26	–	26	–	–
Amounts related to interest expense reclassified in caption 30 with economically-related income and charges	1	114	(113)	(99.1)	124
Net interest income Reclassified statement of income	4,962	4,937	25	0.5	4,975

Breakdown of caption 30 "Dividends and other revenues"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On shares, quotas and other forms of capital	440	349	91	26.1	489
b) On equity investments	56	44	12	27.3	58
c) On investments in Group companies	6	28	(22)	(78.6)	28
Total caption 30 Statement of income	502	421	81	19.2	575
Differentials on economically-related hedge transactions connected to revenues on shares in the trading portfolio (transfer to caption 20)	(1)	(114)	(113)	(99.1)	(124)
Dividends on structured share portfolio (transfer to caption 60)	(424)	(237)	187	78.9	(350)
Total caption 30 Reclassified statement of income	77	70	7	10.0	101

SECTION 2 - COMMISSIONS

2.1 Breakdown of caption 40 "Commission income"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Guarantees given	148	158	(10)	(6.3)	159
b) Credit derivatives	6	10	(4)	(40.0)	10
c) Management, dealing and consultancy services	1,670	1,568	102	6.5	1,560
1. dealing in securities	*42*	*42*	*–*	*–*	*42*
2. dealing in currencies	*44*	*52*	*(8)*	*(15.4)*	*52*
3. portfolio management	*948*	*997*	*(49)*	*(4.9)*	*993*
3.1 individual	*147*	*153*	*(6)*	*(3.9)*	*149*
3.2 collective	*801*	*844*	*(43)*	*(5.1)*	*844*
4. custody and administration of securities	*79*	*84*	*(5)*	*(6.0)*	*85*
5. depositary bank	*85*	*88*	*(3)*	*(3.4)*	*82*
6. placement of securities	*143*	*62*	*81*		*62*
7. acceptance of trading instructions	*93*	*89*	*4*	*4.5*	*90*
8. consultancy services	*10*	*9*	*1*	*11.1*	*9*
9. distribution of third party services	*226*	*145*	*81*	*55.9*	*145*
9.1 portfolio management	*–*	*3*	*(3)*		*3*
9.1.1 individual	*–*	*2*	*(2)*		*2*
9.1.2 collective	*–*	*1*	*(1)*		*1*
9.2 insurance products	*221*	*134*	*87*	*64.9*	*134*
9.3 other products	*5*	*8*	*(3)*	*(37.5)*	*8*
d) Collection and payment services	389	411	(22)	(5.4)	401
e) Servicing related to securitisations	9	7	2	28.6	7
f) Tax collection services	284	297	(13)	(4.4)	297
g) Other services	1,525	1,487	38	2.6	1,506
– fees on current accounts	*692*	*683*	*9*	*1.3*	*689*
– fees on credit and debit cards	*372*	*340*	*32*	*9.4*	*332*
– medium- and long-term lending and project financing transactions	*128*	*133*	*(5)*	*(3.8)*	*137*
– commissions on factoring	*96*	*88*	*8*	*9.1*	*83*
– recovery of expenses for communications with customers	*75*	*73*	*2*	*2.7*	*73*
– other	*162*	*170*	*(8)*	*(4.7)*	*192*
Total	4,031	3,938	93	2.4	3,940

2.2 Analysis of caption 40 "Commission income" "Distribution channels of products and services offered"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
a) Group branches	1,192	1,014	178	17.6	1,010
1. portfolio management	*823*	*821*	*2*	*0.2*	*817*
2. placement of securities	*143*	*62*	*81*		*62*
3. third party services and products	*226*	*131*	*95*	*72.5*	*131*
b) "Door-to-door" sales	125	190	(65)	(34.2)	190
1. portfolio management	*125*	*176*	*(51)*	*(29.0)*	*176*
2. placement of securities	–	–	–		–
3. third party services and products	–	*14*	*(14)*		*14*
Total	1,317	1,204	113	9.4	1,200

2.3 Breakdown of caption 50 "Commission expense"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
a) Guarantees received	9	11	(2)	(18.2)	11
b) Credit derivatives	37	41	(4)	(9.8)	41
c) Management, dealing and consultancy services	217	229	(12)	(5.2)	241
1. dealing in securities	*32*	*27*	*5*	*18.5*	*27*
2. dealing in currencies	*4*	*6*	*(2)*	*(33.3)*	*6*
3. portfolio management	*6*	*8*	*(2)*	*(25.0)*	*8*
3.1 own customers	–	–	–		–
3.2 delegated	*6*	*8*	*(2)*	*(25.0)*	*8*
4. custody and administration of securities	*26*	*19*	*7*	*36.8*	*20*
5. placement of securities	*11*	*12*	*(1)*	*(8.3)*	*12*
6. "door-to-door" sale of securities, financial products and services	*138*	*157*	*(19)*	*(12.1)*	*168*
d) Collection and payment services	116	128	(12)	(9.4)	128
e) Other services	205	203	2	1.0	188
– commissions paid to credit card and international circuits	*104*	*95*	*9*	*9.5*	*91*
– commissions for placement of products	*24*	*17*	*7*	*41.2*	*6*
– other services received from banks	*16*	*14*	*2*	*14.3*	*14*
– tax collection services	*6*	*6*	–	–	*6*
– other	*55*	*71*	*(16)*	*(22.5)*	*71*
Total	584	612	(28)	(4.6)	609

SECTION 3 - PROFITS AND LOSSES ON FINANCIAL TRANSACTIONS

3.1 Breakdown of caption 60 "Profits (Losses) on financial transactions"

Captions/Transactions	2004			
	Securities	Currencies	Other	Total
A.1 Revaluations	595	xxx	777	1,372
A.2 Write-downs	(441)	xxx	(651)	(1,092)
B. Other profits (losses)	253	92	(312)	33
Total caption 60 - Statement of income	**407**	**92**	**(186)**	**313**
Dividends on structured share portfolio (transfer from caption 30)	424	-	-	424
Reclassification of transactions on securities (transfer to caption 190)	-	-	-	-
Reclassification of write-downs (transfer to caption 200)	-	-	-	-
Total caption 60 Reclassified statement of income	**831**	**92**	**(186)**	**737**

Captions/Transactions	2003 pro-forma			
	Securities	Currencies	Other	Total
A.1 Revaluations	343	xxx	2,284	2,627
A.2 Write-downs	(438)	xxx	(2,277)	(2,715)
B. Other profits (losses)	358	143	70	571
Total caption 60 - Statement of income	**263**	**143**	**77**	**483**
Dividends on structured share portfolio (transfer from caption 30)	237	-	-	237
Reclassification of transactions on securities (transfer to caption 190)	(35)	-	-	(35)
Reclassification of write-downs (transfer to caption 200)	24	8	-	32
Total caption 60 Reclassified statement of income	**489**	**151**	**77**	**717**

Captions/Transactions	2003 not restated			
	Securities	Currencies	Other	Total
A.1 Revaluations	343	xxx	2,286	2,629
A.2 Write-downs	(440)	xxx	(2,279)	(2,719)
B. Other profits (losses)	357	146	70	573
Total caption 60 - Statement of income	**260**	**146**	**77**	**483**
Dividends on structured share portfolio (transfer from caption 30)	350	-	-	350
Reclassification of transactions on securities (transfer to caption 190)	(35)	-	-	(35)
Reclassification of write-downs (transfer to caption 200)	24	8	-	32
Total caption 60 Reclassified statement of income	**599**	**154**	**77**	**830**

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
1. Government bonds	80	(16)	96		(16)
2. Other debt securities	147	27	120		23
3. Shares, quotas and other forms of capital	674	525	149	28.4	640
4. Security derivatives	(70)	(47)	23	48.9	(48)
Total	**831**	**489**	**342**	**69.9**	**599**

SECTION 4 - ADMINISTRATIVE COSTS

4.1 Average number of employees by categories

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Managers	830	929	(99)	(10.7)	936
b) 3rd and 4th level officers	9,324	9,930	(606)	(6.1)	10,049
c) Other employees	48,057	50,776	(2,719)	(5.4)	51,338
Total	58,211	61,635	(3,424)	(5.6)	62,323

Number of employees by categories (figures as at 31st December)

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Managers	796	864	(68)	(7.9)	866
b) 3rd and 4th level officers	9,317	9,330	(13)	(0.1)	9,434
c) Other employees	46,845	49,269	(2,424)	(4.9)	49,740
Total	56,958	59,463	(2,505)	(4.2)	60,040

Breakdown of caption 80 "Administrative costs"

a) Payroll

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Payroll					
- *wages and salaries*	*2,221*	*2,309*	*(88)*	*(3.8)*	*2,328*
- *social security charges*	*611*	*645*	*(34)*	*(5.3)*	*649*
- *other*	*77*	*85*	*(8)*	*(9.4)*	*86*
- *termination indemnities*	*135*	*151*	*(16)*	*(10.6)*	*152*
- *pensions and similar commitments*	*103*	*108*	*(5)*	*(4.6)*	*109*
Total	3,147	3,298	(151)	(4.6)	3,324

b) Other

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Indirect taxes and duties	315	326	(11)	(3.4)	328
IT, processing and data processing services	414	383	31	8.1	286
Rentals and service charges - real estate	198	226	(28)	(12.4)	229
Expenses for consultancy fees	127	136	(9)	(6.6)	137
Postal, telegraphic and delivery services	111	93	18	19.4	94
Telephonic, teletransmission and transmission expenses	94	102	(8)	(7.8)	103
Legal expenses	98	92	6	6.5	93
Expenses for maintenance of real estate assets	18	19	(1)	(5.3)	19
Expenses for maintenance of furniture and machines	44	42	2	4.8	133
Advertising and promotional expenses	120	74	46	62.2	74
Transport services	54	57	(3)	(5.3)	63
Lighting, central heating and air conditioning	60	64	(4)	(6.3)	65
Printing, stationery and consumables	47	49	(2)	(4.1)	50
Training expenses and reimbursements to personnel	64	73	(9)	(12.3)	73
Security services	41	41	-	-	41
Information expenses	59	61	(2)	(3.3)	61
Insurance premiums	38	46	(8)	(17.4)	47
Cleaning services	34	38	(4)	(10.5)	39
Rentals of other fixed assets	28	29	(1)	(3.4)	29
Data storage and document processing	23	24	(1)	(4.2)	24
Costs for temporary personnel	4	5	(1)	(20.0)	5
Reimbursement of costs to Group companies	2	4	(2)	(50.0)	3
Other costs	107	116	(9)	(7.8)	114
Total	**2,100**	**2,100**	**-**	**-**	**2,110**

SECTION 5 - ADJUSTMENTS, WRITE-BACKS AND PROVISIONS

Breakdown of caption 90 "Adjustments to fixed assets and intangibles"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
a) Intangibles					
- *start-up costs*	-	*12*	*(12)*		*12*
- *goodwill*	*7*	*10*	*(3)*	*(30.0)*	*10*
- *improvement to rented assets*	*28*	*31*	*(3)*	*(9.7)*	*31*
- *software*	*259*	*274*	*(15)*	*(5.5)*	*274*
- *other*	*7*	*14*	*(7)*	*(50.0)*	*14*
	301	341	(40)	(11.7)	341
b) Fixed assets					
- *real estate*	*112*	*133*	*(21)*	*(15.8)*	*139*
- *furniture and fittings*	*30*	*31*	*(1)*	*(3.2)*	*31*
- *machines and equipment*	*140*	*185*	*(45)*	*(24.3)*	*190*
	282	349	(67)	(19.2)	360
Total caption 90 Reclassified statement of income	583	690	(107)	(15.5)	701
Amortisation of goodwill arising on consolidation and on application of the equity method	130	130	-	-	130
Total caption 90 Statement of income	713	820	(107)	(13.0)	831

Breakdown of caption 100 "Provisions for risks and charges"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Equity investments	10	52	(42)	(80.8)	52
Legal disputes and amounts reclaimed	135	75	60	80.0	75
Commitments with the pension fund	5	7	(2)	(28.6)	7
Other future charges	22	65	(43)	(66.2)	73
Total caption 100 Statement of income	172	199	(27)	(13.6)	207
Reclassification from caption 200	(5)	-	5		-
Total caption 100 Reclassified statement of income	167	199	(32)	(16.1)	207

File No. 82-35020

5.1 Breakdown of caption 120 "Adjustments to loans and provisions for guarantees and commitments"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Adjustments to loans	1,615	1,925	(310)	(16.1)	1,958
including					
– adjustments to doubtful loans	*838*	*1,015*	*(177)*	*(17.4)*	*1,042*
– adjustments to substandard loans	*562*	*670*	*(108)*	*(16.1)*	*632*
– adjustments to restructured loans and loans under restructuring	*4*	*17*	*(13)*	*(76.5)*	*16*
– lump-sum adjustments for Country risk	*7*	*28*	*(21)*	*(75.0)*	*29*
– other lump-sum adjustments	*204*	*195*	*9*	*4.6*	*239*
b) Provisions for guarantees and commitments	85	98	(13)	(13.3)	93
Total caption 120 Statement of income	1,700	2,023	(323)	(16.0)	2,051
Reclassification to caption 190	(56)	-	56		-
Reclassification to caption 200	(47)	-	47		-
Total caption 120 Reclassified statement of income	1,597	2,023	(426)	(21.1)	2,051

Breakdown of caption 130 "Write-back of adjustments to loans and provisions for guarantees and commitments"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Write-back of adjustments to loans	664	787	(123)	(15.6)	779
including					
– write-back of adjustments to doubtful loans	*301*	*401*	*(100)*	*(24.9)*	*427*
– write-back of adjustments to substandard loans	*218*	*223*	*(5)*	*(2.2)*	*199*
– write-back of adjustments to restructured loans and loans under restructuring	*51*	*2*	*49*		*2*
– lump-sum write-back for Country risk	*49*	*79*	*(30)*	*(38.0)*	*78*
– other lump-sum write-backs	*45*	*82*	*(37)*	*(45.1)*	*73*
b) write-back to provisions for guarantees and commitments	47	57	(10)	(17.5)	51
Total caption 130 Statement of income	711	844	(133)	(15.8)	830

Breakdown of caption 140 "Provisions for possible loan losses"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Provisions in the period					
– principal	–	–	–		–
– overdue interest	1	1	–	–	1
Total caption 140 Statement of income	1	1	–	–	1

Breakdown of caption 150 "Adjustments to financial fixed assets"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Adjustments to					
– equity investments in Group companies	1	13	(12)	(92.3)	13
– other equity investments	27	198	(171)	(86.4)	199
– investment portfolio	15	3	12		2
Total caption 150 Statement of income	43	214	(171)	(79.9)	214

Adjustments on the investment portfolio includes, in 2004, 7 million euro to write down options implicit in such securities.

Breakdown of caption 160 "Write–back of financial fixed assets"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Write-backs on					
– equity investments in Group companies	–	1	(1)		–
– other equity investments	18	3	15		3
– investment portfolio	6	6	–	–	7
Total caption 160 Statement of income	24	10	14		10

File No. 82-35020

SECTION 6 - OTHER STATEMENT OF INCOME CAPTIONS

6.1 Breakdown of caption 70 "Other operating income"

	2004	2003 pro forma	Changes not restated	Changes %	2003 not restated
Capital gains on disposal of merchant banking equity investments	2	28	(26)	(92.9)	28
Capital gains on sale of leased goods	11	11	-	-	11
Rentals and recovery of expenses	26	28	(2)	(7.1)	30
Income on securitisations	29	4	25		4
Recovery of costs for seconded personnel	7	10	(3)	(30.0)	10
Recovery of taxes and duties	233	230	3	1.3	230
Recovery of legal expenses	41	31	10	32.3	31
Options exercised relative to index-linked securities	11	75	(64)	(85.3)	46
Recovery of insurance costs	14	16	(2)	(12.5)	16
Recovery of other expenses	29	25	4	16.0	24
Monetary correction	2	5	(3)	(60.0)	5
Options sold	4	2	2		31
Other operating income	110	123	(13)	(10.6)	137
Total caption 70 Statement of income	519	588	(69)	(11.7)	603
Reclassification to caption 10	(26)	-	26		-
Total caption 70 Reclassified statement of income	493	588	(95)	(16.2)	603

6.2 Breakdown of caption 110 "Other operating expenses"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Expenses related to leasing contracts	58	40	18	45.0	40
Monetary correction	5	12	(7)	(58.3)	12
Options exercised relative to index-linked securities	11	75	(64)	(85.3)	46
Charges on securitisation of mortgaged loans	-	1	(1)		1
Options bought	3	9	(6)	(66.7)	38
Other operating expenses	56	78	(22)	(28.2)	79
Total caption 110 Statement of income	133	215	(82)	(38.1)	216

6.3 Breakdown of caption 190 "Extraordinary income"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Valuation of commitment for the sale of equity investments	-	33	(33)		33
Capital gains on the sale of equity investments	37	175	(138)	(78.9)	175
Out-of-period income and amounts not payable					
- *adjustments to commissions/charges*	*20*	*18*	*2*	*11.1*	*18*
- *reimbursement of taxes and interest of previous years*	*13*	*20*	*(7)*	*(35.0)*	-
- *deferred tax assets generated in previous periods*	*48*	*61*	*(13)*	*(21.3)*	*61*
- *amounts not payable due to suppliers*	*19*	*4*	*15*		-
- *bank cashiers' cheques prescribed*	*34*	*25*	*9*	*36.0*	*25*
- *other*	*172*	*178*	*(6)*	*(3.4)*	*206*
	306	306	-	-	310
Capital gains on sale of other assets					
- *real estate assets*	*259*	*72*	*187*		*77*
- *spin-off operations*	-	*134*	*(134)*		*134*
- *other assets*	*15*	*7*	*8*		*16*
	274	213	61	28.6	227
Valuation treasury shares	-	361	(361)		361
Capitalised intragroup services	14	13	1	7.7	21
Positive differentials on hedge contracts	-	70	(70)		70
Reversal of excess allowances	92	92	-	-	92
Capital gains on the sale of investment securities	1	26	(25)	(96.2)	27
Other extraordinary income	39	5	34		-
Total caption 190 Statement of income	763	1,294	(531)	(41.0)	1,316
Reclassification securities transactions (transfer from caption 60)	-	35	(35)		35
Reclassification (transfer from caption 120)	(56)	-	56		-
Total caption 190 Reclassified statement of income	707	1,329	(622)	(46.8)	1,351

6.4 Breakdown of caption 200 "Extraordinary charges"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
Out-of-period expense and amounts not collectable					
– *adjustments to commission expense/charges*	*28*	*51*	*(23)*	*(45.1)*	*51*
– *out-of-period invoices and payments*	*15*	*21*	*(6)*	*(28.6)*	–
– *burglaries and robberies*	*8*	*6*	*2*	*33.3*	*6*
– *other*	*115*	*105*	*10*	*9.5*	*127*
	166	183	(17)	(9.3)	184
Charges for the Parmalat settlement	160	–	160		–
Charges on sale of equity investments	152	326	(174)	(53.4)	326
Integration and reorganisation charges	89	154	(65)	(42.2)	154
Solidarity allowance as per Ministerial Decree 158/2000	72	287	(215)	(74.9)	287
Charges for litigations and provisions for customer restoration	23	55	(32)	(58.2)	55
Losses on sale of assets	7	7	–	–	7
Losses on sale of investment securities	–	1	(1)		1
Negative differentials on hedge contracts	–	103	(103)		103
Losses on formerly-consolidated companies	–	50	(50)		–
Other extraordinary charges	47	–	47		–
Total caption 200 Statement of income	**716**	**1,166**	**(450)**	**(38.6)**	**1,117**
Reclassification (transfer from caption 60)	–	32	(32)		32
Reclassification (transfer from caption 100)	5	–	5		–
Reclassification (transfer from caption 120)	47	–	47		–
Total caption 200 Reclassified statement of income	**768**	**1,198**	**(430)**	**(35.9)**	**1,149**

6.5 Breakdown of caption 240 "Income taxes"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
1. Current taxes (–)	(661)	(504)	157	31.2	(666)
2. Changes in deferred tax assets (+/–)	(128)	(215)	(87)	(40.5)	(215)
3. Changes in deferred tax liabilities (–/+)	(16)	139	(155)		140
4. Income taxes for the period (–1+/–2–/+3)	**(805)**	**(580)**	**225**	**38.8**	**(741)**

"Changes in deferred tax assets" includes 4 million euro relative to the elimination of deferred tax assets in relation to the reversal in the consolidated financial statements of a portion of the capital gain realised on the sale of the equity investment in Intesa Vita.

SECTION 7 - OTHER INFORMATION REGARDING THE STATEMENT OF INCOME

7.1 Geographic breakdown of revenues

Revenues	Italy	Other EU Countries	Other Countries	Total
10 Interest income and similar revenues	7,531	1,258	681	9,470
30 Dividends and other revenues	487	11	4	502
40 Commission income	3,594	245	192	4,031
60 Profits (Losses) on financial transactions	239	51	23	313
70 Other operating income	429	22	68	519
Total	12,280	1,587	968	14,835

File No. 82-35020

Part D - Other information

SECTION 1 - DIRECTORS AND STATUTORY AUDITORS

1.1 Compensation

a) Directors	4
b) Statutory Auditors	1

1.2 Loans and guarantees given

a) Directors	148
b) Statutory Auditors	-

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Banca Intesa
Report on operations and Parent Company's financial statements

File No. 82-35020

File No. 82-35020

Report on operations

The Parent Company Banca Intesa

Distinguished Shareholders,

the Report which accompanies the consolidated financial statements illustrates Gruppo Intesa's operations in 2004.

The financial statements of the Parent Company, Banca Intesa S.p.A., are illustrated hereafter referring also to the information contained in that report especially as concerns the realisation of the Business Plan, Group companies performance, development of products and services, the controls system, the governance of the Bank and the Group and relations with related parties.

General aspects

Banca Intesa's 2004 statement of income – which still represents the most important component of the consolidated accounts – highlighted positive results, with an approximately 36% increase of the income from operating activities compared to the previous year.

Operations benefited from the further containment of structure costs and the positive trend of commissions, which widely absorbed the decrease in profits on financial transactions and in other net operating income, in presence of an encouraging positive trend in net interest income. In fact the latter recovered in the last few months the reduction which had been registered during the year also following the programmed reduction in exposure to large corporates. The statement of income was instead negatively affected by the decrease in dividends, determined especially by the lower profits that will be distributed by subsidiaries due to the need to maintain an adequate capitalisation considering the application – as of 1st January 2005 – of international accounting standards.

The lower requirement for adjustments for credit risk amply offset the higher prudential provisions, while the positive results of the turnaround and disengagement from Latin America permitted the Luxembourg holding company to return to the black and the consequent registration of considerable write-backs, which made a substantial contribution to the aforementioned growth of income from operating activities.

Net income was also affected by the lower contribution of extraordinary income – which was particularly high in the previous year – and the slight rise in the tax burden. The 2004 statement of income in any case closed with a considerable net income of 1,141 million euro.

Reclassification and comparison criteria

For the purpose of permitting a consistent comparison, as usual statement of income figures for the previous year have been restated. Such restatement refers to interest income, dividends and taxation since pursuant to new tax provisions, dividends collected as of 1st January 2004, no longer lead to a tax credit. Consequently, dividends recorded on collection in the previous year have been restated while dividends from consolidated companies, accounted for in the period in which the income has been produced, had already been restated in the 2003 financial statements.

Reclassification was carried out for the purpose of comparability and completeness of information by using presentation criteria which are deemed to better define the contents of the captions included in the compulsory forms, according to the principles of operations substance and consistency and not only of formal representation of the Bank's economic situation, as is already standard practice within the banking system.

In particular:

- negative differentials on hedge derivatives economically connected to trading positions on equities are accounted for in the same caption which shows relevant dividends;
- dividends from equities in structured portfolios – for which valuation effects are recorded in Profits (Losses) on financial transactions – have been recorded in that caption. Dividends on hedged equity investments have been deducted from the charges relative to the relevant hedges;
- certain amounts included in 2003 in Profits or losses on financial transactions for certain non-recurring operations on securities and foreign exchange related to the sales of equity investments are booked respectively in the caption Extraordinary income or charges;
- additional returns connected to securities from securitised portfolios, recorded among other operating income are registered in interest income;
- recovery of the cost of personnel seconded from Banca Intesa to Group companies has been transferred from Other operating income and deducted from Payroll; likewise the charges (Other administrative costs) relative to personnel seconded from Group companies to Banca Intesa have been booked in Payroll. Payroll therefore records the effective costs sustained for staff working at the Parent Company;
- provisions to the internal supplementary pension funds have been directly deducted from the returns generated by the investments;
- the reversal of provisions for risks and charges recorded in previous years in relation to possible write-downs of loans granted to shareholders for future increases in capital granted to subsidiary companies booked in Extraordinary income, is directly deducted from the loan losses connected to the divestment of such loans;
- provisions to cover charges on subsidiaries under restructuring are registered in extraordinary charges;
- provisions relative to guarantees given in relation to disposal of equity investments, accounted for in adjustments to loans, are recorded as extraordinary charges;
- extraordinary charges for deferred taxes relative to the reversal of provisions recorded in previous year exclusively in application of tax regulations have been deducted from the relevant extraordinary income.

RECLASSIFIED STATEMENT OF INCOME

The table below shows the reclassified statement of income which highlights the contribution of the various operating areas to the formation of income based on the criteria indicated above.

(in millions of euro)

Captions	2004	2003 pro forma (*)	Changes amount	Changes %
Net interest income	3,083	3,079	4	0.1
Dividends and other revenues	368	568	(200)	(35.2)
Interest margin	3,451	3,647	(196)	(5.4)
Net commissions	2,056	1,973	83	4.2
Profits on financial transactions	355	380	(25)	(6.6)
Other operating income, net	253	280	(27)	(9.6)
Net interest and other banking income	6,115	6,280	(165)	(2.6)
Administrative costs	(3,615)	(3,782)	(167)	(4.4)
including Payroll	*(2,010)*	*(2,123)*	*(113)*	*(5.3)*
Other	*(1,605)*	*(1,659)*	*(54)*	*(3.3)*
Adjustments to fixed assets and intangibles	(120)	(138)	(18)	(13.0)
Operating costs	(3,735)	(3,920)	(185)	(4.7)
Operating margin	2,380	2,360	20	0.8
Provisions for risks and charges	(106)	(64)	42	65.6
Net adjustments to loans and provisions for possible loan losses	(678)	(763)	(85)	(11.1)
Net adjustments to financial fixed assets	133	(258)	391	
Income from operating activities	1,729	1,275	454	35.6
Extraordinary income (loss)	(190)	450	(640)	
Income taxes for the period	(398)	(366)	32	8.7
Change in the reserve for general banking risks	-	-	-	-
Net income for the period	**1,141**	**1,359**	**(218)**	**(16.0)**

(*) Figures restated on a consistent basis.

Interest margin equalled 3,451 million euro, with a 5.4% decrease with respect to the previous year, entirely attributable to the decreased contribution of dividends, in relation to the lower distribution of net income by certain subsidiaries.

Net interest income equalled 3,083 million euro, in line with the previous year. The combined effect of the trend of average intermediated volumes and of spreads enabled to halt the downward trend which had commenced some time ago, notwithstanding the lower contribution deriving from the programmed reduction in exposure to large corporates.

More specifically, analysing volumes and interest rate trends related to domestic operations with households and non-financial companies – that represented the most significant portion of loans and deposits (approximately 70% and 80% respectively) – the spread showed a slight reduction in the first four months of the year and a subsequent recovery until September both in short- and medium-long term components. In the last three months of the year, while the short-term spread remained practically stable the medium-long term spread recorded a slight rise and therefore returned to the levels of the beginning of the year.

The relative average intermediated volumes – as indicated above, referred to households and non-financial companies – highlighted positive trends, both in loans and deposits. More specifically, loans to customers posted a positive trend mostly due to the expansion of the medium-long term component, while the short-term component was more stable, since it was more affected by the programmed reduction in exposure to large corporates. Also the rise in deposits, more pronounced than that in loans to customers, was largely attributable to the longer-term component, driven by the substantial rise in bond issues, especially in the first part of the year.

On aggregate, the lower contribution of net interest income with customers (–13.9% to 2,011 million euro) was affected by the different classification of relations with the subsidiary Caboto, which started operating with bank status as of 1st January 2004, as well as the aforementioned reduction in exposure to large corporates, especially abroad. The decrease recorded in net interest income with customers was however entirely offset by the higher contribution of interest income on securities and lower charges related to interbank activities, confirming the trends recorded in previous quarters in relation to the strategies under way aimed at optimising liquidity profile and investments. More specifically, interest income on securities recorded a 25.6% rise to 882 million euro, also due to the higher average volumes of the portfolio, while net interest income on interbank activities, now inclusive of relations with Caboto, further improved the already positive contribution recorded in 2003 even considering the differentials on hedges, mainly connected to interbank operations.

Dividends accounted for in the year, 368 million euro, recorded a marked decrease (approximately –35%) especially due to the lower distributions resolved upon by certain subsidiaries – also in relation, as mentioned above to the need to maintain an adequate capitalisation in view of the impact of the application of international accounting principles as of 1st January 2005 – in addition to the lower contributions of companies in the tax collection sector. Overall, dividends recorded as accruals, referred to subsidiary companies, amounted to 272 million euro, with an approximately 41% drop with respect to 2003. The most important contributions came from: Cassa di Risparmio di Parma e Piacenza (85 million euro), FriulAdria (31 million euro), Intesa Real Estate (30 million euro), Intesa Mediofactoring (25 million euro), Setefi (23 million euro), Banca Intesa France (20 million euro) and Intesa Casse del Centro (21 million euro). Dividends on other equity investments and on shares, booked on collection totalled 96 million euro, with an approximately 12% decrease with respect to the consistent figure for 2003. For this purpose it must be noted that, following the new tax regulations, dividends collected as of 1st January 2004 no longer include the tax credit.
Figures for 2003 have therefore been consistently restated.

The quarterly development of interest margin, excluding dividends, highlighted the positive trend of net interest income, which reached one of the highest levels in the last two years, confirming previous expectations of a favourable evolution.

The positive performance of net commissions, the considerable contributions of profits on financial transactions and of other net operating income partly offset the reduction in dividends, thus enabling **net interest and other banking income** (6,115 million euro) to contain to a more modest 2.6% the decline with respect to the previous year.

In detail, *net commissions* equalled 2,056 million euro, up by 4.2%. The result is attributable to the significant performance of the management, dealing and consultancy area which recorded a 9.3% rise due to the positive trend posted by commissions on distribution of insurance products, which confirmed at year-end the positive trend recorded during the year with a result that almost doubled the figure for 2003. Positive was also the contribution of dealing and placement of securities (+1.3%), that reflected the positive trend of commissions on mutual funds and placement of third party bonds, which mostly increased in the last quarter.

Profits on financial transactions summed up to 355 million euro, 6.6% lower with respect to the previous year, which had however benefited from the closing of certain large transactions. In any case all operating areas made a positive

contribution. The most significant contribution referred to equity activities, with a result that – though approximately 6% lower with respect to the previous year – totalled 249 million euro. Interest rates activities, which include the effects of trading and marking to market of bonds and interest rate derivatives, registered net profits of 57 million euro (*ex* 30 million euro), and the rise partly absorbed the lower profits generated by activities in currencies and currency derivatives (34 million euro, *ex* 54 million euro), and credit derivatives in the trading book (15 million euro, *ex* 30 million euro). The overall result of financial transaction, especially in the first half of the year, was also significantly influenced by considerable income connected to trading of the option component of structured bond issues.

Net interest and other banking income also benefited from *other net operating income* of 253 million euro, which was however far lower than in the previous year (–9.6%). The most significant operating income items referred to recoveries of taxes and duties and of expenses sustained on behalf of customers as well as income on services rendered to Group companies.

Quarterly development of the margin was affected by the aforementioned reduction in dividends and by the fact that in the second half of the year there were no profits on financial transactions connected to trading of the option component of structured issues.

Operating margin equalled 2,380 million euro, slightly higher than in 2003 (+0.8%). The reduction of operating costs, which is one of the priority objectives of the 2003-2005 Business Plan, continued effectively. Operating costs which summed up to 3,735 million euro, recorded a 4.7% reduction mainly due to the further payroll containment (–5.3% to 2,010 million euro) as a consequence of the reduction in the number of employees which was implemented, according to the guidelines agreed upon with Trade Unions, also through the activation of the Solidarity Allowance. The net decrease in the number of resources over the twelve months equalled over 2,300 units, mostly attributable to people that exited the Bank using the procedures activated by Ministerial Decree 158/2000.

Also other administrative costs decreased (–3.3% to 1,605 million euro); the most significant drops referred to costs for management of real estate assets and indirect personnel costs, while increases were recorded by IT expenses and especially advertising and promotional expenses, in relation to the campaign aimed at launching new products.
Adjustments to both intangibles and fixed assets decreased (–13%), also in relation to the spin-off of real estate assets closed at the end of 2003.

Quarterly development of operating margin was affected by the greater incidence of administrative costs in relation to the trend recorded by intermediate margins as well as the physiological increase in certain expense items at the end of the year.

Lower need for adjustments for credit risk and, especially, the recording of considerable write-backs of financial fixed assets enabled **income from operating activities** to post a considerable progress, up by almost 36% to 1,729 million euro. More specifically, net adjustments to loans, that totalled 678 million euro, recorded an 11% decline, as a result of the reduction of the incidence of adjustments to doubtful loans and only a slight increase in adjustments to substandard loans, but especially as a consequence of the registration of net write-backs on loans subject to Country risk and on restructured loans, the latter as a result of the extinguishment of the Enron position, which had already been heavily adjusted in previous years.

The generic allowance was also adequately strengthened, and its cumulated provisions reached 627 million euro, which, with a net increase of 91 million euro with respect to the 2003 financial statements, guaranteed a level of coverage (net of repurchase agreements and intergroup positions) of 0.75%. The generic allowance covers the intrinsic risk of the portfolio, which does not show any signs of degradation, with particular reference to the industrial sectors that were more heavily affected by the economic downturn. In particular, the generic allowance also covers the Fiat *convertendo*.

Provisions for risks and charges summed up to 106 million euro, with an approximately 66% rise with respect to the

previous year in relation to higher provisions related to legal disputes, that amounted to 78 million euro, and amounts reclaimed. Among other provisions, the most significant amount (15 million euro) covers risks on revocatory actions.
As concerns the allowances for risks and charges and their volumes, it must be noted that these are meant to cover specific risk categories. In particular, the risk of revocatory actions is covered by cumulated provisions amounting to 257 million euro, the risk of legal disputes by an allowance of 266 million euro, the risk for guarantees given and commitments by an allowance of 229 million euro. A further 180 million euro covers charges which may derive from the equity investment portfolio. These allowances – quantified on the basis of needs which may emerge over a number of years – are adapted each year based on new assessments.

Significant net write-backs of financial fixed assets (133 million euro) stemmed from adjustments of 152 million euro and write-backs of 285 million euro. As concerns the former, the most significant amounts referred to Banco Wiese Sudameris (98 million euro) and Nextra (18 million euro, equal to the amount disbursed in October to cover losses incurred), as well as certain private equity stakes (14 million euro), while write-backs mostly referred to Intesa Holding International (216 million euro), which benefited from the positive performance of the Eastern European subsidiaries and of Banque Sudameris, in addition to Intesa Gestione Crediti (34 million euro).

Extraordinary captions generated a negative balance of 190 million euro, compared to a positive net contribution of 450 million euro in 2003, that reflected the considerable income from the sale of real estate and equity investments as well as the marking to market of treasury shares.

Extraordinary income in 2004, which summed up to 277 million euro, included the effects of the "elimination of registrations for purely fiscal purposes" – provided for by the reform of company law – relative to accelerated amortisation (27 million euro net of deferred taxes). Furthermore, the caption included income from the disposal of equity investments (40 million euro), mostly attributable to the sale of Spinoffer Real Estate (29 million euro), company established during the year as part of the project to valorise the real estate portfolio. It also included income from the sale of real estate assets and other assets (31 million euro) and deferred tax assets matured in previous years (22 million euro).
Among extraordinary charges, which amounted to 467 million euro, the most significant referred to the company's reorganisation and the disposal of equity investments (277 million euro). In particular, provisions of 100 million euro were made to consider in the Parent Company's statement of income the charges related to the possible reorganisation of BWS. Furthermore, this caption also includes the higher future charges to be sustained by the Bank for other employees who will benefit from the Solidarity Allowance (55 million euro), on the basis of the further reduction in headcount set out for 2005, as well as the charges for the write-off of IT systems (34 million euro) following the migration of certain operations on the Target system and the dismissal of certain operating systems.

The result of extraordinary captions decidedly affected **net income** which – after the registration of income taxes for the period of 398 million euro – recorded a 16% decrease to 1,141 million euro.
Net of the effects of the "elimination of registrations for purely fiscal purposes", net income for the period would have been 1,114 million euro.

File No. 82-35020

RECLASSIFIED BALANCE SHEET

(in millions of euro)

Assets	31/12/2004	31/12/2003 pro forma[(1)]	Changes amount	Changes %
1. Cash and deposits with central banks and post offices	657	641	16	2.5
2. Loans				
– loans to customers	102,914	112,016	(9,102)	(8.1)
– due from banks	36,522	33,522	3,000	8.9
3. Trading portfolio	26,536	18,705	7,831	41.9
including Own shares	–	*1,015*	*(1,015)*	
4. Fixed assets				
a) investment portfolio	711	817	(106)	(13.0)
b) equity investments	13,731	13,619	112	0.8
c) tangible and intangible	1,215	1,176	39	3.3
5. Other assets	21,651	19,483	2,168	11.1
Total Assets	**203,937**	**199,979**	**3,958**	**2.0**

(in millions of euro)

Liabilities and Shareholders' Equity	31/12/2004	31/12/2003 pro forma[(1)]	Changes amount	Changes %
1. Debts				
– due to customers	74,818	76,964	(2,146)	(2.8)
– securities issued	52,993	49,087	3,906	8.0
– due to banks	27,420	25,755	1,665	6.5
2. Allowances with specific purpose	3,011	2,980	31	1.0
3. Other liabilities	21,939	20,080	1,859	9.3
4. Allowances for possible loan losses	–	–	–	
5. Subordinated and perpetual liabilities	9,212	10,368	(1,156)	(11.1)
6. Shareholders' equity				
– share capital and reserves	13,403	13,386	17	0.1
– net income for the period	1,141	1,359	(218)	(16.0)
Total Liabilities and Shareholders' Equity	**203,937**	**199,979**	**3,958**	**2.0**

Guarantees, commitments and credit derivatives	80,864	79,153	1,711	2.2
Indirect customer deposits	219,635	213,889	5,746	2.7

[(1)] Figures restated on a consistent basis.

Loans to customers amounted to 102,914 million euro recorded an approximately 8% decrease with respect to the 2003 financial statements. However, this contraction is entirely ascribable to the aforementioned phenomena which occurred in the year as concerns the trend recorded by this aggregate, with considerable decreases with respect to the figures of the previous reference periods which have not been restated due to: i) the different classification of loans to the subsidiary Caboto, included among banking counterparties as of 2004; ii) the programmed reduction in exposures to large corporates; iii) the reduction in the Bank's exposure towards Intesa Leasing in relation to the closing, in the first quarter of the year, of the securitisation which had been approved at the end of 2003. Excluding the overall effect of these phenomena, loans to customers would highlight an increase, in line with the trend described in the paragraph on interest margin.
Breakdown of loans to customers confirmed, with considerable decreases in the relevant contract types, the phenomena described above. In detail – in addition to repurchase agreements (–63%) – current accounts recorded a marked decrease (–12.5%) and likewise advances and other loans (–19%). Mortgages instead rose (approximately +15%) and exceeded 44 billion euro to represent at year-end almost 43% of loans to customers.

As to non-performing loans, as at 31st December 2004, doubtful loans totalled 1,538 million euro with a 2.5% decrease compared to as at 31st December 2003. Instead, substandard loans registered an increase to 2,660 million euro, with an 8.6% rise, also following the persistent difficulties of the economic cycle, which led to record as substandard loans a few positions of significant amount. For some of these borrowers, financial or strategic solutions have been identified which, in reasonable time frames, could lead such borrowers to return to financial equilibrium. Cumulated adjustments of doubtful loans and of substandard loans led to respectively a 57% and a 23% coverage level which are deemed congruous to face the connected risks.
The remaining categories of non-performing loans, that already presented a very contained incidence, registered further decreases. Loans subject to Country risk, which amounted to just 23 million euro, highlighted an approximately 20% drop in relation to widespread decreases in non-guaranteed exposures, while restructured loans, that totalled 103 million euro posted a drop exceeding 50% in relation to the aforementioned extinguishment of the Enron position.

With reference to funding aggregates, **customer deposits under administration** equalled 353,170 million euro, with a 2.1% increase with respect to 31st December 2003 which is ascribable to both direct customer deposits and indirect customer deposits.
More specifically, *direct customer deposits*, rose to 133,535 million euro with a 1% increase with respect to the figure of the end of 2003, though it was affected – even though to a lesser extent than loans – of the aforementioned different classification of the relationships with Banca Caboto.
Breakdown by contract type still shows a significant rise in issued bonds (+13.5%), which almost reached 45 billion euro and represented approximately a third of direct deposits. Moderately positive was the variation in current accounts (+1.3% to 66,916 million euro), while the decrease, now structural, of saving deposits (–6.2%) and certificates of deposit (–11.4%) continued. A strong reduction was also posted by repurchase agreements (approximately –35%).

Indirect customer deposits totalled 219,635 million euro at the end of 2004, with an annual 2.7% growth rate which was the combined result of opposite trends recorded by the two components of the aggregate. The positive trend of assets under administration and in custody, which recorded a 5.1% rise to 145,135 million euro, also in relation to the higher placements of bonds issued by third parties, more than offset the 1.7% decline registered by managed funds, down to 74,500 million euro. As part of the latter, the positive trend recorded by insurance products almost completely offset the decrease of individual portfolio management schemes and mutual funds.

Securities portfolio equalled 27,247 million euro, with a considerable increase with respect to the figure of 2003 (approximately +39%) according to a trend that had already emerged in previous quarters as part of the

strategy aimed at optimising investments and liquidity profile. The rise is entirely ascribable to the trading portfolio (+50% to 26,536 million euro) which was the result of lower Government securities (–36% to 1,607 million euro), and a considerable rise in bonds (+67% to 23,539 million euro), and a rise in shares, quotas and other forms of capital (approximately +26% to 1,390 million euro). Instead, the investment portfolio further decreased (approximately –13% to 711 million euro), and only represented 2.6% of the total portfolio. As at 31st December 2004 Banca Intesa's portfolio no longer included treasury shares, since the residual shares, after the free distribution to Shareholders resolved upon by Ordinary Shareholders' Meeting held on 16th April 2003, had been sold on 30th June – with settlement on 5th July – at a price in line with carrying value.

Equity investments at the end of 2004 amounted to 13,731 million euro with a slight increase with respect to 13,619 million euro of the 2003 financial statements (+0.8%). On the total amount 9,595 million euro relative to Group companies and 4,136 million euro to other equity investments. With regard to the former, among the variations which occurred in the year the following are the most significant: the sale of Spinoffer (–201 million euro in total), the company established during the year from a partial spin-off of Intesa Real Estate as part of the rationalisation of the real estate assets, the transfer under the direct control of the Parent Company – at book value, 167 million euro – of the equity investment in Banca Generali, formerly held via Banca Caboto, and, lastly, the acquisition of *Crédit Agricole Indosuez Private Banking Italia*, as part of the project of strengthening the private banking area (+57 million euro). Furthermore, the merger of Intesa Riscossione Tributi in Banca Intesa, as part of the rationalisation of tax collection subsidiaries and the sale of Carinord 2 (–84 million euro) must also be mentioned. As concerns other equity investments, noteworthy is the sale of Hypo Real Estate Holding (–24 million euro) and – among the equity investments due to merchant banking activities – the net rise in the stake held in RCS Mediagroup (+46 million euro) and the acquisition of a stake in the capital of Pirelli & C. (+21 million euro).

The most significant adjustments and write-backs recorded in the year have already been described in the comment to the Reclassified statement of income.

Banca Intesa's governance

Information regarding the composition of Banca Intesa's shareholder base, the powers of Banca Intesa's administrative bodies as well as the illustration of the rules which the Bank has set itself as concerns the internal control system and the norms of conduct with stakeholders are described in detail in a specific chapter of the Report on operations which accompanies the Consolidated financial statements, to which all reference must be made.

File No. 82-35020

Significant subsequent events

In the period between the close of 2004 and the date of approval of the present Report no events occurred capable of significantly influencing the Bank's operations and economic results – in addition to those already illustrated in the same chapter of the Report which accompanies the Consolidated financial statements, to which all reference must be made.

As concerns more directly Banca Intesa, the "Internal Control Committee" was formed, as described in the Report which accompanies the Consolidated financial statements, and the Board of Directors appointed two new Directors: Gilles de Margerie and Ugo Ruffolo, in substitution of Michel Le Masson and Sandro Salvati, who resigned.

File No. 82-35020

Forecast for 2005

As concerns forecasts for 2005, consistently with the indications in the same chapter of the report which accompanies the consolidated financial statements, the objectives of a further considerable increase in net income indicated in the 2003-2005 Business Plan are confirmed and are taken as a starting point of the 2005-2007 Business Plan which will be presented to the market in the spring.

Proposals to the Shareholders' Meeting

Distinguished Shareholders,

we submit to Your approval Banca Intesa's financial statements for the fiscal year 1st January-31st December 2004, which are made up of the balance sheet, the statement of income and the notes to the financial statements, as well as the relative attachments and the report on operations.

Furthermore, we propose the assignment to Extraordinary reserve of the goodwill from the merger of IRT – Intesa Riscossione Tributi 6,831,386.48 euro.

We submit to Your approval the distribution of a dividend of 0.116 euro to saving shares and of 0.105 euro to ordinary shares and to consequently distribute the net income for the period equal to1,140,800,438.47 euro as follows:

Net income for the period	€	1,140,800,438.47
Assignment of a dividend of 0.116 euro to 932,490,561 saving shares (determined pursuant to Art. 27 of the Articles of Association), for total disbursement of	€	108,168,905.08
Assignment of a dividend of 0.105 euro to 5,915,707,226 ordinary shares, for total disbursement of	€	621,149,258.73
for total dividends of	€	729,318,163.81
Assignment to the Allowance for charitable, social and cultural contributions	€	7,500,000.00
Assignment to the Extraordinary reserve of the residual net income	€	403,982,274.66

We specify that, as a consequence of the fiscal reform, in force as of 1st January 2004, there is no tax credit on dividends and, depending on the nature of the shareholder, dividends contribute to the formation of the taxable income only partly or are subject to a definitive withdrawal tax.

We propose the distribution of the aforementioned dividend, in compliance with legal provisions, as of 21st April 2005.

If the financial statements and the proposal for the allocation of net income for the period obtain Your approval, the Parent Company's shareholders' equity at the date of approval of the Annual report 2004 will be as indicated in the table below.

(in millions of euro)

Shareholders' equity	Annual report 2004	Change due to the allocation of net income 2004	Share capital and reserves as at the date of approval of the financial statements
Share capital			
• ordinary	3,076	–	3,076
• saving	485	–	485
Total share capital	3,561	–	3,561
Share premium reserve	5,406	–	5,406
Reserves	3,449	404	3,853
Revaluation reserves	987	–	987
Total reserves	9,842	404	10,246
Total	**13,403**	**404**	**13,807**

The Board of Directors

Milano, 7th March 2005

File No. 82-35020

File No. 82-35020

Independent Auditors' Report on the Parent Company's financial statements

File No. 82-35020

File No. 82-35020



Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n.58
(Translation from the original Italian text)

To the Shareholders
of Banca Intesa S.p.A.

1. We have audited the financial statements of Banca Intesa S.p.A. as of and for the year ended 31 December 2004. These financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Companies and Stock Exchange Commission). In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The audits of the financial statements of certain subsidiaries and of certain investments under significant influence, which represent approximately 4% of total investments and approximately 0,3% of total assets, are the responsibility of other auditors.

   As indicated in the notes to the financial statements, the Company has restated some amounts related to the prior year financial statements to allow an homogeneous comparison. This financial information has not been examined by us. For our opinion on the financial statements of the prior year as originally presented, which are also included in the financial statements, reference should be made to our report dated 26 March 2004.

3. In our opinion, the financial statements of Banca Intesa S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Banca Intesa S.p.A. as of 31 December 2004, and the results of its operations for the year then ended.

Milan, 23 March 2005

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, Partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € [illegible]
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. [illegible]
Codice fiscale e numero di iscrizione [illegible]
P.I. [illegible]
[illegible]

File No. 82-35020

File No. 82-35020

Report of the Board of Statutory Auditors to the Shareholders' Meeting

Translation from the original Italian text

BANCA INTESA S.p.A.
REPORT OF THE BOARD OF STATUTORY AUDITORS
TO THE SHAREHOLDERS' MEETING

Distinguished Shareholders,
during the fiscal year closed as at 31st December 2004 we carried out the supervising activity set forth by the law, pursuant to the recommended principles issued by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession), and in consideration of the recommendations issued by Consob (the Italian Securities Exchange Commission) via its Communications and in particular Communication 1025564 of 6th April 2001 and subsequent amendments.

Thus, the Board of Statutory Auditors:
- took part in all the Shareholders' Meetings, as well as in all the Board of Directors' Meetings and Executive Committee Meetings held in the year and received from Directors periodic information regarding their activity and the most significant transactions carried out by Banca Intesa or by its Subsidiaries;
- supervised activities of the Bank. Supervision was exercised, in addition to the participation in Board of Directors and Executive Committee Meetings, also via i) periodic meetings with the Managing Director, ii) information gathering from the Heads of the main company functions, and iii) exchange of data and information with the Independent Auditors Reconta Ernst & Young S.p.A.;
- supervised over the functioning of the internal auditing and bookkeeping and accounting systems for the purpose of evaluating their adequacy vis-à-vis management requirements, as well as the reliability of the bookkeeping and accounting system for the representation of operating activities;
- verified the application of regulations regarding the preparation of the Parent Company's financial statements and the Group's consolidated financial statements and the Reports on operations, via direct controls and through specific information obtained from the Independent Auditors.

With reference to the request of approval of the financial statements as at 31st December 2004 of Intesa Sistemi e Servizi S.p.A., company merged in Banca Intesa S.p.A. with legal effects as of 1st January 2005, we acknowledge that we have obtained from the company's Board of Statutory Auditors and Independent Auditors Reconta Ernst & Young S.p.A. the information which enable us to express our assent, as concerns our competencies, to the approval of the aforementioned financial statements.
Furthermore, in compliance with the aforementioned Consob Communication and subsequent amendments, we provide you with the following information:

1. The most significant transactions in financial, statement of income and balance sheet terms carried out by Banca Intesa or by its Subsidiaries, have occurred according to the law and the Articles of Association. Based on the information we have gathered, we have verified that such transactions are not manifestly imprudent, hazardous or in any case such as to compromise the integrity of the company's shareholders' equity.
2. We did not find any uncharacteristic and/or unusual transactions, carried out with third parties, related parties or intergroup.
   In their Reports on operations in the Parent Company's financial statements and in the consolidated financial statements, as well as in the Notes to the Parent Company's financial statements and the Notes to the consolidated financial statements, which accompany the financial statements, Directors indicate and illustrate the most significant transactions with third parties, related parties or intergroup by describing their characteristics. Furthermore, we ascertained the existence of operating procedures, in force within the Group, capable of guaranteeing both that commercial transactions with the aforementioned parties are concluded at standard market conditions and that the Board of Directors is exhaustively informed of such operations.
3. We deem that the information on the transactions described in point 2 above, provided by the Directors in their Report on operations, is adequate.
4. The Report of the Independent Auditors Reconta Ernst & Young S.p.A., issued on 23rd March 2005, on the Parent Company's financial statements and on the consolidated financial statements as at 31st December 2004 does not contain any exceptions or information paragraphs.
5. The Board of Statutory Auditors received a suit as per Art. 2408 of the Italian Civil Code, dated 23rd December 2004 and signed by Roberto Bellantoni, Shareholder of Banca Intesa S.p.A. that, in his quality of agent of the company IMI 2001 S.p.A., laments a presumed breach of verbal agreements between one Banca Intesa S.p.A. branch and the company he represents.

The Board of Statutory Auditors, after having carried out the verifications of competence, declares that such breaches do not exist.

6. In 2004, the Board of Statutory Auditors received five accounts of facts concerning asserted anomalies in the relations between Officials and Banca Intesa. The investigations on this matter carried out by the Board of Statutory Auditors, also through the Offices involved in each of such cases, to date did not find any omissions or material irregularities.
7. In 2004, Banca Intesa S.p.A. gave other mandates to Reconta Ernst & Young S.p.A., in addition to the statutory financial statement audit (pursuant to Articles 155 and 165 of Legislative Decree 58/1998) and the review of the Half-year report. The fees for these engagements are set out in the table below, excluding reimbursed expenses and VAT (in euro):

Type of engagement	Total compensation
Engagements assigned to the Independent Auditors by Institutional Bodies	15,000
Issue of comfort letters	278,400
Other auditing activities:	
– for agreed-upon procedures on Quarterly reports as at 31st March and 30th September	370,000
	663,400

8. Furthermore, the following mandates were given to entities of the Ernst & Young Network to the company in charge of the auditing (in euro):

Type of engagement	Total compensation
Verification on operations	
– in credit derivatives	138,250
– via SPVs	43,750
– related to the disposal of Bankhaus Löbbecke	75,000
Other tax and legal verifications	29,378
	286,378

9. In 2004, the Board of Statutory Auditors expressed its consent, as provided for by Art. 136 of Legislative Decree 385/1993 (Combined Banking Regulations), on 22 transactions stipulated, directly or indirectly, by Bank officials with the Bank.
10. In 2004, the Board of Directors met 11 times, the Executive Committee met 10 times, the Board of Statutory Auditors met 37 times. Furthermore, the Board of Statutory Auditors took part in all the Ordinary and Extraordinary Shareholders' Meetings, and in the Saving Shareholders' Meetings, Board of Directors' Meetings and Executive Committee Meetings.
11. We have no observations to make with regard to the respect of fair management principles, which seem to be constantly observed.
12. During 2004, the activities for the adaptation of organisational structures to the guidelines set out in the Business Plan approved in 2002 continued. In particular, the credit functions previously carried out in the Retail and Corporate Divisions were centralised; the Corporate Division was reorganised and attributed the responsibility over certain Subsidiaries which are consistent with it in terms of type of activities carried out; a better coordination between the Retail Division and certain Subsidiaries which report to it was enacted. Furthermore, the merger in Banca Intesa S.p.A. of the IT systems previously allocated to Intesa Sistemi e Servizi S.p.A. was completed.
A very important initiative commenced towards the end of the year. It is aimed at the examination, assessment, and rationalisation of the numerous application systems which make up the Group's complex ICT system. The initiative which is carried out under the coordination of a Committee guided by the Managing Director, in addition to addressing the overall orientation and direction of IT projects also pursues the simplification of current IT systems.
In the Board of Statutory Auditors' opinion the aforementioned organisational initiatives, concluded and currently under way, are aimed at completing the complex project for the integration of the various merged entities and have enabled the management of operations according to the guidelines set out by Top management and under the Latter's control.
13. Also during 2004 the Board of Directors, as reported in its Report on operations, promoted the adoption of best practices in the Bank's governance systems. For this purpose the considerable

progress registered in the measurement and control of market, credit, counterparty and liquidity risks must be noted. Such controls have been enacted via the use of instruments which are progressively being considered and are increasingly effective in the decision-making process of the Bank's Divisions.

In March 2004 the Board of Directors approved the Group's organisational, management and control model as set forth by Legislative Decree 231/2001.

Also the Internal Auditing Department carried out agreed-upon control programmes directly over the Bank and, with guidance functions, also over the Group, promptly informing the Board of Statutory Auditors and Directors of the results of its verifications.

The Board of Statutory Auditors deems that the internal auditing system is adequate for the dimensions and characteristics of the Bank and the Group. In particular, the numerous checks operating for the control and limitation of the intrinsic risks of the Bank's operations promptly notified Top management, at the various competence levels, and permitted timely reactions with respect to the critical situations identified with both sanctions and interventions aimed at removing the reasons for such malfunctions.

14. During the year the interventions for the implementation and modification of the Bank's and the Group's IT systems as concerns the treatment of bookkeeping and accounting data continued. Particularly noteworthy were the interventions on the organisation and on IT systems for the adoption of IAS/IFRS as of 1st January 2005.
    The Board of Statutory Auditors, also in consideration of all described in paragraph 12 above, deems that the bookkeeping and accounting system, which is part of the complex ICT system mentioned above, is capable of ensuring a fair representation of operations.
15. We have no observations to formulate on the adequacy of information flows from the Subsidiaries to the Parent Company aimed at ensuring the timely compliance to communication requirements provided for by the law.
16. During the periodic exchange of information between the Board of Statutory Auditors and the Independent Auditors, pursuant to Art. 150, par. 2 of Legislative Decree 58/1998, no relevant aspects to be brought to the attention of the Shareholders' Meeting emerged.
17. As concerns the rules regarding the "governance" of the Bank and its Group, please refer to the information on the Code of corporate governance contained in the Report on operations.
18. In conclusion, we point out that from our supervising activity no significant omissions, reprehensible facts or irregularities emerged, which must be mentioned to Shareholders.
19. Lastly, we express our positive opinion, as concerns the matters of our competence, on the approval of the 2004 financial statements and the Report on operations as presented by the Board of Directors and on the proposed dividend distribution.

Milano, 24th March 2005

The Board of Statutory Auditors

Banca Intesa Parent Company's financial statements as at 31st December 2004

File No. 82-35020

File No. 82-35020

Banca Intesa

PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004 COMPARED TO AS AT 31ST DECEMBER 2003
BALANCE SHEET

(in euro)

	Assets	31/12/2004	31/12/2003	Changes	
				amount	%
10.	Cash and deposits with central banks and post offices	656,710,512	640,634,792	16,075,720	2.5
20.	Treasury bills and similar bills eligible for refinancing with central banks	2,364,959,934	1,356,883,193	1,008,076,741	74.3
30.	Due from banks	36,521,753,895	33,522,095,100	2,999,658,795	8.9
	a) repayable on demand	*2,476,266,906*	*2,924,216,741*	*(447,949,835)*	*(15.3)*
	b) other	*34,045,486,989*	*30,597,878,359*	*3,447,608,630*	*11.3*
40.	Loans to customers	102,914,535,090	112,016,422,120	(9,101,887,030)	(8.1)
	including				
	– with public funds under administration	*49,874,098*	*41,777,743*	*8,096,355*	*19.4*
50.	Bonds and other debt securities	23,491,783,266	16,045,765,951	7,446,017,315	46.4
	a) public entities	*6,553,520,295*	*3,246,911,509*	*3,306,608,786*	
	b) banks	*9,316,501,641*	*7,214,809,301*	*2,101,692,340*	*29.1*
	including				
	- own bonds	*1,438,542,656*	*755,536,653*	*683,006,003*	*90.4*
	c) financial institutions	*6,077,705,782*	*4,182,781,900*	*1,894,923,882*	*45.3*
	d) other issuers	*1,544,055,548*	*1,401,263,241*	*142,792,307*	*10.2*
60.	Shares, quotas and other forms of capital	1,390,497,612	1,104,411,783	286,085,829	25.9
70.	Equity investments	4,137,252,741	4,009,503,644	127,749,097	3.2
80.	Investments in Group companies	9,593,941,826	9,609,213,023	(15,271,197)	(0.2)
90.	Intangibles	70,761,347	68,471,182	2,290,165	3.3
	including				
	– start-up costs	-	*1,846,223*	*(1,846,223)*	
	– goodwill	*29,683,260*	*33,816,583*	*(4,133,323)*	*(12.2)*
100.	Fixed assets	1,143,829,132	1,108,494,849	35,334,283	3.2
	including				
	– leased assets	-	-	-	
120.	Own shares or quotas	-	1,015,102,899	(1,015,102,899)	
130.	Other assets	19,754,983,979	17,892,501,093	1,862,482,886	10.4
140.	Accrued income and prepaid expenses	1,895,833,898	1,698,713,235	197,120,663	11.6
	a) accrued income	*1,305,952,936*	*1,385,356,445*	*(79,403,509)*	*(5.7)*
	b) prepaid expenses	*589,880,962*	*313,356,790*	*276,524,172*	*88.2*
	including				
	- discounts on securities issued	*28,724,021*	*36,654,950*	*(7,930,929)*	*(21.6)*
	Total Assets	**203,936,843,232**	**200,088,212,864**	**3,848,630,368**	**1.9**

(in euro)

	Liabilities and Shareholders' Equity	31/12/2004	31/12/2003	Changes	
				amount	%
10.	Due to banks	27,420,147,971	25,754,906,126	1,665,241,845	6.5
	a) repayable on demand	*5,950,345,334*	*6,696,922,137*	*(746,576,803)*	*(11.1)*
	b) time deposits or with notice period	*21,469,802,637*	*19,057,983,989*	*2,411,818,648*	*12.7*
20.	Due to customers	74,767,664,983	76,922,491,137	(2,154,826,154)	(2.8)
	a) repayable on demand	*63,358,240,052*	*63,123,294,950*	*234,945,102*	*0.4*
	b) time deposits or with notice period	*11,409,424,931*	*13,799,196,187*	*(2,389,771,256)*	*(17.3)*
30.	Securities issued	52,993,253,389	49,086,819,399	3,906,433,990	8.0
	a) bonds	*47,704,039,882*	*43,155,273,167*	*4,548,766,715*	*10.5*
	b) certificates of deposit	*4,348,875,144*	*4,906,857,133*	*(557,981,989)*	*(11.4)*
	c) other	*940,338,363*	*1,024,689,099*	*(84,350,736)*	*(8.2)*
40.	Public funds under administration	50,073,248	42,459,824	7,613,424	17.9
50.	Other liabilities	18,785,733,622	17,717,284,469	1,068,449,153	6.0
60.	Accrued expenses and deferred income	3,153,067,257	2,362,867,142	790,200,115	33.4
	a) accrued expenses	*1,587,312,875*	*1,553,951,852*	*33,361,023*	*2.1*
	b) deferred income	*1,565,754,382*	*808,915,290*	*756,839,092*	*93.6*
70.	Allowance for employee termination indemnities	833,226,423	891,626,366	(58,399,943)	(6.5)
80.	Allowances for risks and charges	2,178,009,473	2,196,555,927	(18,546,454)	(0.8)
	a) pensions and similar commitments	*104,974,625*	*102,884,975*	*2,089,650*	*2.0*
	b) taxation	*679,535,486*	*817,191,294*	*(137,655,808)*	*(16.8)*
	c) other	*1,393,499,362*	*1,276,479,658*	*117,019,704*	*9.2*
90.	Allowances for possible loan losses	-	-	-	
100.	Reserve for general banking risks	[illegible]	[illegible]	[illegible]	[illegible]
110.	Subordinated and perpetual liabilities	9,211,536,438	10,368,344,035	(1,156,807,597)	(11.2)
120.	Share capital	3,561,062,849	3,561,062,849	-	-
130.	Share premium reserve	5,406,237,108	5,403,922,796	2,314,312	-
140.	Reserves	3,449,124,879	3,434,234,094	14,890,785	0.4
	a) legal reserve	*772,872,374*	*772,872,374*	-	-
	b) reserve for own shares	-	*1,015,102,899*	*(1,015,102,899)*	
	c) statutory reserves	*1,091,650,732*	*61,169,236*	*1,030,481,496*	
	d) other reserves	*1,584,601,773*	*1,585,089,585*	*(487,812)*	-
150.	Revaluation reserves	986,905,154	986,905,154	-	-
170.	Net income for the period	1,140,800,438	1,358,733,546	(217,933,108)	(16.0)
	Total Liabilities and Shareholders' Equity	**203,936,843,232**	**200,088,212,864**	**3,848,630,368**	**1.9**

(in euro)

	Guarantees and Commitments	31/12/2004	31/12/2003	Changes	
				amount	%
10.	Guarantees given	21,223,951,182	21,300,041,271	(76,090,089)	(0.4)
	including				
	– *acceptances*	*308,920,339*	*268,494,284*	*40,426,055*	*15.1*
	– *other guarantees*	*20,915,030,843*	*21,031,546,987*	*(116,516,144)*	*(0.6)*
20.	Commitments	20,875,018,223	23,159,041,506	(2,284,023,283)	(9.9)
30.	Credit derivatives	38,764,920,296	34,693,845,563	4,071,074,733	11.7
	Total Guarantees and Commitments	**80,863,889,701**	**79,152,928,340**	**1,710,961,361**	**2.2**

BANCA INTESA
PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004 COMPARED TO AS AT 31ST DECEMBER 2003

STATEMENT OF INCOME

(in euro)

		31/12/2004	31/12/2003	Changes	
				amount	%
10.	Interest income and similar revenues	6,462,880,723	7,056,376,142	(593,495,419)	(8.4)
	including from				
	– loans to customers	*4,550,997,855*	*5,245,020,261*	*(694,022,406)*	*(13.2)*
	– debt securities	*879,778,809*	*701,876,947*	*177,901,862*	*25.3*
20.	Interest expense and similar charges	(3,469,271,219)	(4,027,684,344)	(558,413,125)	(13.9)
	including on				
	– deposits from customers	*(699,580,581)*	*(942,825,840)*	*(243,245,259)*	*(25.8)*
	– securities issued	*(1,879,942,863)*	*(2,010,723,083)*	*(130,780,220)*	*(6.5)*
30.	Dividends and other revenues	684,604,253	813,688,417	(129,084,164)	(15.9)
	a) from shares, quotas and other forms of capital	*241,611,008*	*216,442,276*	*25,168,732*	*11.6*
	b) from equity investments	*60,506,817*	*67,324,080*	*(6,817,263)*	*(10.1)*
	c) from investments in Group companies	*382,486,428*	*529,922,061*	*(147,435,633)*	*(27.8)*
40.	Commission income	2,332,484,318	2,282,028,348	50,455,970	2.2
50.	Commission expense	(276,203,849)	(309,147,502)	(32,943,653)	(10.7)
60.	Profits (Losses) on financial transactions	125,520,353	321,708,202	(196,187,849)	(61.0)
65.	Gross returns on investment of the allowances for pensions and similar commitments	1,590,506	1,930,673	(340,167)	(17.6)
70.	Other operating income	298,768,744	378,883,954	(80,115,210)	(21.1)
80.	Administrative costs	(3,642,809,482)	(3,823,756,235)	(180,946,753)	(4.7)
	a) payroll	*(2,028,327,336)*	*(2,156,478,758)*	*(128,151,422)*	*(5.9)*
	including				
	– wages and salaries	*(1,403,712,537)*	*(1,486,281,815)*	*(82,569,278)*	*(5.6)*
	– social security charges	*(395,754,415)*	*(418,645,890)*	*(22,891,475)*	*(5.5)*
	– termination indemnities	*(102,317,159)*	*(115,281,592)*	*(12,964,433)*	*(11.2)*
	– pensions and similar commitments	*(73,530,795)*	*(77,437,089)*	*(3,906,294)*	*(5.0)*
	b) other	*(1,614,482,146)*	*(1,667,277,477)*	*(52,795,331)*	*(3.2)*
85.	Allocation of net returns on investment of the allowances for pensions and similar commitments	(1,590,506)	(1,930,673)	(340,167)	(17.6)
90.	Adjustments to fixed assets and intangibles	(120,303,886)	(138,147,924)	(17,844,038)	(12.9)
100.	Provisions for risks and charges	(110,621,025)	(63,652,367)	46,968,658	73.8
110.	Other operating expenses	(15,869,294)	(58,482,205)	(42,612,911)	(72.9)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,011,760,400)	(1,141,854,970)	(130,094,570)	(11.4)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	279,333,062	379,424,802	(100,091,740)	(26.4)
140.	Provisions for possible loan losses	-	-	-	
150.	Adjustments to financial fixed assets	(152,320,392)	(318,868,561)	(166,548,169)	(52.2)
160.	Write-back of financial fixed assets	283,825,067	61,278,602	222,546,465	
170.	**Income from operating activities**	**1,668,256,973**	**1,411,794,359**	**256,462,614**	**18.2**
180.	Extraordinary income	324,200,749	1,201,550,427	(877,349,678)	(73.0)
190.	Extraordinary charges	(453,523,284)	(778,611,240)	(325,087,956)	(41.8)
200.	**Extraordinary income (loss), net**	**(129,322,535)**	**422,939,187**	**(552,261,722)**	
210.	Change in the reserve for general banking risks	-	-	-	
220.	Income taxes	(398,134,000)	(476,000,000)	(77,866,000)	(16.4)
230.	**Net income for the period**	**1,140,800,438**	**1,358,733,546**	**(217,933,108)**	**(16.0)**

File No. 82-35020

Banca Intesa
Parent Company's financial statements as at 31st December 2004 compared to as at 31st December 2003 - pro forma

File No. 82-35020

Banca Intesa

PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004 COMPARED TO AS AT 31ST DECEMBER 2003 – PRO FORMA

BALANCE SHEET

(in euro)

	Assets	31/12/2004	31/12/2003 pro forma (*)	Changes amount	Changes %
10.	Cash and deposits with central banks and post offices	656,710,512	640,634,792	16,075,720	2.5
20.	Treasury bills and similar bills eligible for refinancing with central banks	2,364,959,934	1,356,883,193	1,008,076,741	74.3
30.	Due from banks	36,521,753,895	33,522,095,100	2,999,658,795	8.9
	a) repayable on demand	*2,476,266,906*	*2,924,216,741*	*(447,949,835)*	*(15.3)*
	b) other	*34,045,486,989*	*30,597,878,359*	*3,447,608,630*	*11.3*
40.	Loans to customers	102,914,535,090	112,016,422,120	(9,101,887,030)	(8.1)
	including				
	– with public funds under administration	*49,874,098*	*41,777,743*	*8,096,355*	*19.4*
50.	Bonds and other debt securities	23,491,783,266	16,045,765,951	7,446,017,315	46.4
	a) public entities	*6,553,520,295*	*3,246,911,509*	*3,306,608,786*	
	b) banks	*9,316,501,641*	*7,214,809,301*	*2,101,692,340*	*29.1*
	including				
	– own bonds	*1,438,542,656*	*755,536,653*	*683,006,003*	*90.4*
	c) financial institutions	*6,077,705,782*	*4,182,781,900*	*1,894,923,882*	*45.3*
	d) other issuers	*1,544,055,548*	*1,401,263,241*	*142,792,307*	*10.2*
60.	Shares, quotas and other forms of capital	1,390,497,612	1,104,411,783	286,085,829	25.9
70.	Equity investments	4,137,252,741	4,009,503,644	127,749,097	3.2
80.	Investments in Group companies	9,593,941,826	9,609,213,023	(15,271,197)	(0.2)
90.	Intangibles	70,761,347	68,471,182	2,290,165	3.3
	including				
	– start-up costs	-	*1,846,223*	*(1,846,223)*	
	– goodwill	*29,683,260*	*33,816,583*	*(4,133,323)*	*(12.2)*
100.	Fixed assets	1,143,829,132	1,108,494,849	35,334,283	3.2
	including				
	– leased assets	-	-	-	
120.	Own shares or quotas	-	1,015,102,899	(1,015,102,899)	
130.	Other assets	19,754,983,979	17,782,865,515	1,972,118,464	11.1
140.	Accrued income and prepaid expenses	1,895,833,898	1,698,713,235	197,120,663	11.6
	a) accrued income	*1,305,952,936*	*1,385,356,445*	*(79,403,509)*	*(5.7)*
	b) prepaid expenses	*589,880,962*	*313,356,790*	*276,524,172*	*88.2*
	including				
	– discounts on securities issued	*28,724,021*	*36,654,950*	*(7,930,929)*	*(21.6)*
	Total Assets	**203,936,843,232**	**199,978,577,286**	**3,958,265,946**	**2.0**

(*) Figures restated on a consistent basis.

(in euro)

	Liabilities and Shareholders' Equity	31/12/2004	31/12/2003 pro forma [*]	Changes	
				amount	%
10.	Due to banks	27,420,147,971	25,754,906,126	1,665,241,845	6.5
	a) repayable on demand	*5,950,345,334*	*6,696,922,137*	*(746,576,803)*	*(11.1)*
	b) time deposits or with notice period	*21,469,802,637*	*19,057,983,989*	*2,411,818,648*	*12.7*
20.	Due to customers	74,767,664,983	76,922,491,137	(2,154,826,154)	(2.8)
	a) repayable on demand	*63,358,240,052*	*63,123,294,950*	*234,945,102*	*0.4*
	b) time deposits or with notice period	*11,409,424,931*	*13,799,196,187*	*(2,389,771,256)*	*(17.3)*
30.	Securities issued	52,993,253,389	49,086,819,399	3,906,433,990	8.0
	a) bonds	*47,704,039,882*	*43,155,273,167*	*4,548,766,715*	*10.5*
	b) certificates of deposit	*4,348,875,144*	*4,906,857,133*	*(557,981,989)*	*(11.4)*
	c) other	*940,338,363*	*1,074,689,099*	*(84,350,736)*	*(8.2)*
40.	Public funds under administration	50,073,248	42,459,824	7,613,424	17.9
50.	Other liabilities	18,785,733,622	17,717,284,469	1,068,449,153	6.0
60.	Accrued expenses and deferred income	3,153,067,257	2,362,867,142	790,200,115	33.4
	a) accrued expenses	*1,587,312,875*	*1,553,951,852*	*33,361,023*	*2.1*
	b) deferred income	*1,565,754,382*	*808,915,290*	*756,839,092*	*93.6*
70.	Allowance for employee termination indemnities	833,226,423	891,626,366	(58,399,943)	(6.5)
80.	Allowances for risks and charges	2,178,009,473	2,086,920,349	91,089,124	4.4
	a) pensions and similar commitments	*104,974,625*	*102,884,975*	*2,089,650*	*2.0*
	b) taxation	*679,535,486*	*707,555,716*	*(28,020,230)*	*(4.0)*
	c) other	*1,393,499,362*	*1,276,479,658*	*117,019,704*	*9.2*
90.	Allowances for possible loan losses	–	–	–	
100.	Reserve for general banking risks				
110.	Subordinated and perpetual liabilities	9,211,536,438	10,368,344,035	(1,156,807,597)	(11.2)
120.	Share capital	3,561,062,849	3,561,062,849	–	–
130.	Share premium reserve	5,406,237,108	5,403,922,796	2,314,312	–
140.	Reserves	3,449,124,879	3,434,234,094	14,890,785	0.4
	a) legal reserve	*772,872,374*	*772,872,374*	–	
	b) reserve for own shares	–	*1,015,102,899*	*(1,015,102,899)*	
	c) statutory reserves	*1,091,650,732*	*61,169,236*	*1,030,481,496*	
	d) other reserves	*1,584,601,773*	*1,585,089,585*	*(487,812)*	–
150.	Revaluation reserves	986,905,154	986,905,154	–	
170.	Net income for the period	1,140,800,438	1,358,733,546	(217,933,108)	(16.0)
	Total Liabilities and Shareholders' Equity	**203,936,843,232**	**199,978,577,286**	**3,958,265,946**	**2.0**

[*] Figures restated on a consistent basis.

File No. 82-35020

(in euro)

	Guarantees and Commitments	31/12/2004	31/12/2003 pro forma [1]	Changes	
				amount	%
10.	Guarantees given	21,223,951,182	21,300,041,271	(76,090,089)	(0.4)
	including				
	- *acceptances*	*308,920,339*	*268,494,284*	*40,426,055*	*15.1*
	- *other guarantees*	*20,915,030,843*	*21,031,546,987*	*(116,516,144)*	*(0.6)*
20.	Commitments	20,875,018,223	23,159,041,506	(2,284,023,283)	(9.9)
30.	Credit derivatives	38,764,920,296	34,693,845,563	4,071,074,733	11.7
	Total Guarantees and Commitments	**80,863,889,701**	**79,152,928,340**	**1,710,961,361**	**2.2**

[1] Figures restated on a consistent basis.

BANCA INTESA
PARENT COMPANY'S FINANCIAL STATEMENTS AS AT 31ST DECEMBER 2004 COMPARED TO AS AT 31ST DECEMBER 2003 – PRO FORMA

STATEMENT OF INCOME

(in euro)

		31/12/2004	31/12/2003 pro forma [1]	Changes	
				amount	%
10.	Interest income and similar revenues	6,462,880,723	7,019,382,895	(556,502,172)	(7.9)
	including from				
	– loans to customers	*4,550,997,855*	*5,245,020,261*	*(694,022,406)*	*(13.2)*
	– debt securities	*879,778,809*	*701,876,947*	*177,901,862*	*25.3*
20.	Interest expense and similar charges	(3,469,271,219)	(4,027,684,344)	(558,413,125)	(13.9)
	including on				
	– deposits from customers	*(699,580,581)*	*(942,825,840)*	*(243,245,259)*	*(25.8)*
	– securities issued	*(1,879,942,863)*	*(2,010,723,083)*	*(130,780,220)*	*(6.5)*
30.	Dividends and other revenues	684,604,253	741,046,086	(56,441,833)	(7.6)
	a) from shares, quotas and other forms of capital	*241,611,008*	*167,787,988*	*73,823,020*	*44.0*
	b) from equity investments	*60,506,817*	*47,723,537*	*12,783,280*	*26.8*
	c) from investments in Group companies	*382,486,428*	*525,534,561*	*(143,048,133)*	*(27.2)*
40.	Commission income	2,332,484,316	2,282,028,346	50,455,970	2.2
50.	Commission expense	(276,203,849)	(309,147,502)	(32,943,653)	(10.7)
60.	Profits (Losses) on financial transactions	125,520,353	321,708,202	(196,187,849)	(61.0)
65.	Gross returns on investment of the allowances for pensions and similar commitments	1,590,506	1,930,673	(340,167)	(17.6)
70.	Other operating income	298,768,744	378,883,954	(80,115,210)	(21.1)
80.	Administrative costs	(3,642,809,482)	(3,823,756,235)	(180,946,753)	(4.7)
	a) payroll	*(2,028,327,336)*	*(2,156,478,758)*	*(128,151,422)*	*(5.9)*
	including				
	– wages and salaries	*(1,403,712,537)*	*(1,486,281,815)*	*(82,569,278)*	*(5.6)*
	– social security charges	*(395,754,415)*	*(418,645,890)*	*(22,891,475)*	*(5.5)*
	– termination indemnities	*(102,317,159)*	*(115,281,592)*	*(12,964,433)*	*(11.2)*
	– pensions and similar commitments	*(73,530,795)*	*(77,437,089)*	*(3,906,294)*	*(5.0)*
	b) other	*(1,614,482,146)*	*(1,667,277,477)*	*(52,795,331)*	*(3.2)*
85.	Allocation of net returns on investment of the allowances for pensions and similar commitments	(1,590,506)	(1,930,673)	(340,167)	(17.6)
90.	Adjustments to fixed assets and intangibles	(120,303,886)	(138,147,924)	(17,844,038)	(12.9)
100.	Provisions for risks and charges	(110,621,025)	(63,652,367)	46,968,658	73.8
110.	Other operating expenses	(15,869,294)	(58,482,205)	(42,612,911)	(72.9)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,011,760,400)	(1,141,854,970)	(130,094,570)	(11.4)
130.	Write-back of adjustments to loans and provisions for guarantees and commitments	279,333,062	379,424,802	(100,091,740)	(26.4)
140.	Provisions for possible loan losses	–	–	–	
150.	Adjustments to financial fixed assets	(152,320,392)	(318,868,561)	(166,548,169)	(52.2)
160.	Write-back of financial fixed assets	283,825,067	61,278,602	222,546,465	
170.	**Income from operating activities**	**1,668,256,973**	**1,302,158,781**	**366,098,192**	**28.1**
180.	Extraordinary income	324,200,749	1,201,550,427	(877,349,678)	(73.0)
190.	Extraordinary charges	(453,523,284)	(778,611,240)	(325,087,956)	(41.8)
200.	**Extraordinary income (loss), net**	**(129,322,535)**	**422,939,187**	**(552,261,722)**	
210.	Change in the reserve for general banking risks	–	–	–	
220.	Income taxes	(398,134,000)	(366,364,422)	31,769,578	8.7
230.	**Net income for the period**	**1,140,800,438**	**1,358,733,546**	**(217,933,108)**	**(16.0)**

[1] Figures restated on a consistent basis.

Notes to the Parent Company's financial statements

Introduction

File No. 82-35020

Introduction

FINANCIAL STATEMENTS

2004 financial statements have been prepared according to provisions contained in Legislative Decree 87 of 27th January 1992 and the instructions of the Governor of the Bank of Italy of 30th July 2002 and subsequent modifications.

Financial statements are made up of the balance sheet, the statement of income and the notes to the Parent Company's financial statements, and the report on operations has also been included. The Notes to the Parent Company's financial statements contain all information required by current regulations, by the Bank of Italy and by the Italian Securities Exchange Commission, in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of the Bank's situation.

The amounts indicated in the Parent Company's financial statements are expressed in euro, while figures in the Notes to the Parent Company's financial statements are expressed in millions of euro, unless otherwise specified.

In the preparation of Banca Intesa's 2004 financial statements, the accounting principles used in the previous year have been applied.

With reference to the so-called "elimination of registrations for purely fiscal purposes", set forth by Legislative Decree 6 of 17th January 2003, it must be noted that starting from 2002 Banca Intesa recorded no accelerated amortisation.

In compliance with provisions contained in accounting principle 1 of the Italian Accounting Organism, in the 2004 financial statements Banca Intesa eliminated the residual registrations for purely fiscal purposes referred to years prior to 2002, recording in the statement of income, under extraordinary components (as set forth by Circular 460600 of 13th May 2004 of the Bank of Italy), the relevant amount (44 million euro) and the related deferred taxation (17 million euro), for a net positive balance of 27 million euro. Net of the effects of the "elimination of registrations for purely fiscal purposes", net income for the period would have been 27 million euro lower.

Pro forma figures

Following the changes in the tax regime of dividends – already amply described in the Annual report 2003 – dividends collected as of 1st January 2004 no longer lead to a tax credit. Consequently, for the purpose of enabling a consistent comparison, figures related to dividends collected in 2004 were restated, while amounts referred to dividends from subsidiaries – accounted for as accruals – had been restated already in the Annual report 2003.

The abolition of the tax credit mechanism on dividends led to decreases in the following captions of the 2003 statement of income: interest income (37 million euro), dividends (43 million euro), profits on financial transactions (30 million euro) and taxes for the period (110 million euro). The following captions of the balance sheet recorded decreases on restatement: "Allowance for taxation" (110 million euro) and "Other assets" (110 million euro).

LEGAL ENTITY TRANSACTIONS

With backdated accounting effects as of 1st January 2004 Banca Intesa proceeded on 20th December 2004 to the merger of **IRT – Intesa Riscossione Tributi**, on the basis of the balance sheet situation as at 30th June 2004. Since IRS was a wholly-owned subsidiary, the merger occurred via the annulment of the 150,000,000 shares which made up the share capital of IRT, without any exchange ratio. The merger was aimed at simplifying Group structure in the tax collection sector – also considering the future reform of the industry – after the sale in the year of IRT's tax collection activities and equity investments (99.99% of Sesit Puglia and 66.685% of Esa.Tri.) to E.Tr. S.p.A. which undertook the role of holding company of the companies operating in this field.
Considering its limited economic and balance sheet effects the merger was not considered in the preparation of the pro forma financial statements.

Instead, the merger of **Intesa Sistemi e Servizi** in Banca Intesa came into accounting effects as of 1st January 2005. The merger was aimed at strengthening the strategic governance and management of the IT area via its repositioning within the Parent Company. The merger occurred on 20th December 2004 on the basis of the balance sheet situation as at 30th June 2004. Again, since the company is a wholly-owned subsidiary, the merger occurred via the annulment of the 5,703,200 shares which made up the entire share capital of ISS, without any exchange ratio.

OTHER INFORMATION

The integral copies of the last annual reports with the reports on operations of subsidiaries and companies subject to significant influence as at 31st December 2004 and that the respective Boards of Directors will submit to the Shareholders' Meetings within 13th April 2004 will be deposited at Banca Intesa's registered office. The pertinent reports of the Boards of Statutory Auditors and, if the company is subject to independent audit, the Independent Auditors' reports will be deposited. The annual reports of the previous year of these companies will also be deposited.

Information on operations and results for 2004 of the most important subsidiaries are contained in the Report which accompanies the consolidated financial statements.

Reconta Ernst & Young audited Banca Intesa's financial statements as at 31st December 2004, in execution of the resolution of the Shareholders' Meeting of 16th April 2003, which appointed it independent auditor for the 2003-2005 three-year period.

Lastly, it must be noted that Banca Intesa prepared and published in the terms and according to the means set out by Consob, the Consolidated report as at 30th June 2004 (which was subject to a limited review by Reconta Ernst & Young) and Consolidated reports as at 31st March 2004 and as at 30th September 2004.

Part A - Valuation criteria

Accounting policies adopted comply with the Italian law, interpreted and integrated by the accounting principles established by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession).

SECTION 1 - ILLUSTRATION OF VALUATION CRITERIA

1. Loans, guarantees and commitments

1.1 Due from banks

Amounts due from banks are generally stated at nominal value, including the interest due at the balance sheet date.

Amounts due from certain banks are written down with reference to their solvency conditions; other amounts due from banks resident in Countries which may have difficulties in servicing external debt have been written down by lump-sum adjustments, also considering the general indications of the banking industry.

The original value of amounts due from banks is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.2 Loans to customers

Loans are recorded among "Loans to customers" to the extent that they have been paid out under the terms of the related contracts.

Loans are stated at their estimated realisable value, which is determined by deducting expected losses at period-end from the principal outstanding. Expected losses are determined as follows, considering the solvency of customers and any guarantees available:

- a detailed review is made of doubtful loans and other non-performing accounts; this may be integrated by lump-sum adjustments related to the positions of lower risk and size;
- yields and the basis and timing of repayments are considered with regard to consolidated or restructured loans;
- an overall estimate is made in relation to performing loans to customers located in Countries at risk, also considering the general indications of the banking industry.

Other loans are written down using lump-sum adjustments to reflect intrinsic risks, applying a percentage according to past experience.

The original value of amounts due from customers is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

1.3 Guarantees and commitments

Guarantees are recorded at the total value of the commitment.

Commitments to place funds with banking counterparties and make loans to customers are stated at the value of the amounts still to be paid over.

The credit risks associated with guarantees and commitments and with credit derivatives recorded in the banking book are covered by "Allowances for risks and charges – other allowances".

2. Securities and off-balance sheet transactions (excluding foreign currency transactions)

The securities portfolio is divided into Investment portfolio and Trading portfolio.

Securities registered in the investment portfolio reflect precise predefined strategic decisions taken by the Executive Committee or equivalent body. Such securities may be sold before maturity provided a change in management strategy occurs, or if market conditions evolve so to undermine reasons which had brought about the inclusion of such securities in the investment portfolio.

Both securities held for trading and those purchased for liquidity purposes are recorded in the trading portfolio or inserted in structured portfolios.

2.1 Investment portfolio

Securities classified as financial fixed assets are recorded and valued at purchase cost or, if transferred from the trading portfolio, at the value resulting from the application of the relevant valuation criteria, at the term of the transfer.
Investment securities are written down if a permanent loss of value has occurred in relation to the solvency of the issuer and of the borrowers' resident Countries.
Their original value is written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.
Issue discounts are registered among interest income on an accruals basis, as an increase in the book value of the relevant securities. The difference between purchase cost, including accrued issue discounts, and the higher or lower principal repayment of investment securities is recorded in interest income on an accruals basis.

2.2 Trading portfolio

Securities in the trading portfolio have been accounted for based on their continuous weighted average.
The valuation is carried out as follows:

- Italian and foreign securities traded on regulated markets: at market value defined as the spot price struck on the last day of the period; [1]
- unlisted securities: at the lower between cost or market value; the latter is calculated considering estimated realisable value which – in the case of fixed-income securities – is determined by discounting future financial flows using the market interest rate, obtained on listed securities with similar characteristics or on information system based markets normally used internationally. In particular, for subordinated securities originated from loan securitisations, estimated realisable value is calculated considering the forecasted recoveries on the loan portfolio sold. The solvency of the issuer and the resident Country's difficulty in servicing debt is also considered;
- for quotas of undertakings in collective investments in tradable securities (UCITS):
  - period-end market value, in presence of quotations expressed by regulated markets, or obtained from communications to the market of management companies published by specialised channels;
  - at the lower between cost or market value, if those parameters are not available. Market value, in these cases, is represented by estimated realisable value, determined according to the procedure indicated above for securities other than quotas.

Value of written down unlisted securities is written up in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

Repurchase agreements are treated as deposit-taking or lending transactions. In particular:

- spot sales with a commitment to repurchase are recorded as deposits and stated at the spot amount received;
- spot purchases with a commitment to resell are recorded as loans and stated at the spot amount advanced.

In repurchase agreements on fixed-income securities, the difference between the spot and forward tel quel prices represents interest expense on deposits and interest income from loans and is recognised on an accruals basis.

Book value of zero-coupon securities includes accrued interest.

Transactions in securities and similar instruments are recorded with reference to their settlement dates.

[1] The criterion – adopted starting from Half-year report 2004 – previously referred to the average market price for the last month of the period.

2.3 Off-balance sheet transactions (excluding foreign currency transactions)

Securities to be delivered or received in relation to unsettled contracts at balance sheet date are considered as a part of the trading portfolio and are valued as described above, considering the price contained in the contract.

Off-balance sheet transactions which refer to derivative contracts – financial and credit derivatives – are valued as follows:

- derivatives used to hedge assets and liabilities (both on- and off-balance sheet) have been valued on a consistent basis with assets and liabilities hedged;
- derivative contracts held for trading are stated at market value;
- derivative contracts which are part of "structured financial portfolios", which also include assets made up of debt securities and/or shares, are valued consistently with the relevant asset;
- credit derivative contracts recorded in the banking book (hedging) are valued consistently with the criteria indicated in guarantees and commitments.

Market value for derivative contracts has been calculated on the basis of the official end-of-period quotation for derivatives traded in regulated markets and according to estimated replacement costs for derivatives which – though unlisted – can be considered similar to listed derivatives since they use (as parameters) prices, quotations or indices that may be obtained from international information systems and can in any case be calculated objectively.

Differentials on hedges on interest-bearing assets or liabilities are recognised on the basis used to record the interest itself, in the case of specific hedges, or over the life of the contract (in the case of general hedges).

Differentials on hedges on non-interest-bearing assets or liabilities are recorded in the statement of income at the time of settlement. Differentials on multi-flow derivative contracts held for trading are registered in the statement of income over the life of the contracts, while differentials on single-flow derivatives are registered at the time of settlement.

Evaluation results of off-balance sheet transactions are accounted for in the balance sheet in "Other assets" and "Other liabilities" without offsetting.

Dealing on the market in certain types of derivatives has been centralised at specific business units. These units also manage, within their books, positions taken to meet hedging requirements of other Bank units which are not authorised to operate on the market. The needs of the latter are satisfied via internal deals traded at market prices. Interunit and intercompany deals are accounted for as follows:

- internal deals included in the portfolios held by specialised business units are valued at market prices similarly to other trading contracts held by such companies and units;
- internal deals held by units which are not authorised to operate directly on the market are accounted consistently with assets and liabilities hedged and are therefore carried at cost, since they are used exclusively as hedges of assets and liabilities carried at cost.

Differentials or margins accrued in the period relative to internal deals are accounted for as interest income and expense i) using a time frame consistent with accrual of interest on assets and liabilities hedged if they refer to a specific hedge contract, or ii) determined according to the maturity of the contract if they refer to a generic hedge contract.

3. Equity investments

Equity investments are stated at "continuous average cost" [a] and, as they are financial fixed assets are valued at cost.

In this regard, the book value of investments held as at 31st December 1992 (which includes any revaluations carried out according to specific regulations) is deemed to represent their cost at that date, as permitted by Art. 8.4 of Legislative Decree 87/92.

[a] Previously stated at cost on a lifo basis using annual layers.

Book value is written down to reflect any impairment in the value of equity investments. For equity investments in companies listed in regulated markets the write-down is also determined based on the arithmetical average of stock price over the last semester.
However, the original value may be written back in subsequent periods, to the extent that the reasons for any write-downs cease to apply.

The difference between book value of certain significant equity investments and the lower value corresponding to the portion of shareholders' equity in the last financial statements of the subsidiary represents the portion of cost sustained as goodwill which it is deemed may be gradually absorbed by future profitability or the higher values of the assets of the company.

The acquisitions of equity investments for which there is a commitment to sell or purchase at a later date are accounted for as repurchase agreements.

Dividends of subsidiaries are accounted for in the same period in which the income has been produced; other dividends are recorded in the period they are collected which, usually, corresponds to the period they are resolved upon.

4. Assets and liabilities in foreign currencies (including off-balance sheet transactions)

Assets and liabilities denominated in foreign currencies are translated into euro using end-of-period spot exchange rates.

Off-balance sheet transactions in foreign currencies, including derivatives, are valued as follows:

- for transactions related to unsettled spot contracts, market prices have been calculated using spot exchange rates at the end of period;
- for transactions related to forward contracts, market prices have been obtained using end-of-period forward rates for maturities corresponding to those of the relative contracts;
- for hedge transactions, market prices have been calculated on a consistent basis and take into account the terms and conditions contained in the relative contracts.

The results of the valuations are recorded in the caption "Profits (Losses) on financial transactions" in the statement of income, while in the balance sheet they are accounted for as "Other assets/liabilities".

Differentials between the spot and forward rates of hedge transactions are recognised in the statement of income on an accrual basis, to match the recognition of interest on the underlying assets or liabilities.

Foreign-currency transactions are recorded with reference to the time of settlement.

5. Fixed assets

Real estate is recorded at purchase cost, including related charges, as well as renovation expenses and any extraordinary repairs, which have determined an increase in its value. The value of certain real estate properties has also been restated as a result of applying revaluation laws and following the allocation of merger deficit.

Furniture, fittings, machines and equipment are recorded at purchase cost, including related expenses and any improvement expenditure incurred.

The book value of tangible fixed assets is stated net of accumulated depreciation. These assets are automatically depreciated on a straight-line basis using rates which reflect their useful lives.

In particular:

- newly-acquired assets are depreciated from the accounting period in which they enter service;
- assets entering service during the period are depreciated at half the standard rate since it is assumed that, on average, their use began half way through the year.

Value of fixed assets is adjusted when losses deemed to be permanent occur.

Maintenance expenditure that does not increase the value of assets is expensed as incurred.

6. Intangibles

Intangibles are stated at purchase cost net of accumulated amortisation.

This caption comprises:

- goodwill paid on the acquisition of companies or deriving from merger deficits which emerge on integration of companies. These are amortised at constant rates over a ten-year period;
- start-up costs related to new branches located in buildings which are not owned by the Company, costs related to new issues of shares or of other securities. Such costs are amortised at constant rates over a five year period;
- refurbishing costs for branches and other premises which are not owned by the Company. These costs are amortised on a straight-line basis over their estimated useful life and in any case, according to provisions set out by Art. 16, par. 1, of Legislative Decree 87/92, in a period no longer than five years;
- application software costs of multi-annual use. These are amortised over a maximum of five years according to estimated useful life;
- other deferred charges which are amortised over a maximum period of five years.

Value of intangibles is adjusted when losses deemed to be permanent occur.

7. Other policies

7.1 Accruals and deferrals

Accruals and deferrals are determined in accordance with the matching principle taking account of the rates and conditions applicable to individual accounts.

The amounts are reported separately in the balance sheet since, as permitted, they have not been added to or deducted from the asset and liability accounts to which they relate. The only exceptions are accruals on zero-coupon securities held in portfolio or issued by the Bank.

7.2 Deposits and public funds under administration

Deposits of banks and ordinary customers and public funds under administration are stated at their nominal values.

7.3 Securities issued

Mortgage bonds, other bonds, certificates of deposit and bank cashiers' cheques are stated at their nominal values. Zero-coupon securities have been stated at issue price plus accruals at period-end.

Issue discounts are reported as a "Prepaid expense". Issue premiums are recorded as a "Deferred income" item.

7.4 Allowance for employee termination indemnities

The amount recorded represents the liability to all employees at the end of the period, accrued in accordance with current legislation and labour agreements.

7.5 Allowances for risks and charges

This caption comprises:

- *"Allowances for pensions and similar commitments"*

  Have been set up as a consequence of specific contracts and are deemed to adequately guarantee the payment of pensions for which the Bank is liable.

- *"Allowance for taxation"*

  The provision for income taxes is determined with reference to a prudent estimate of the current, prepaid and deferred taxation. In particular, prepaid and deferred taxes are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.

  Deferred tax assets are accounted for in the balance sheet when a reasonable certainty of their recovery exists, based on the Company's continuing capacity, following the exercise of the option relative to the "fiscal consolidation", to generate taxable income.

  Deferred tax liabilities have been fully accounted for, with the sole exceptions of i) adjustments and provisions recorded for purely fiscal purposes, ii) higher asset values in equity investments subject to a suspended tax regime and iii) shareholders' equity reserves subject to a suspended tax regime, since it is reasonably expected that no voluntary actions will be taken which will lead to taxation of such captions.

Prepaid and deferred taxes are accounted for in the balance sheet with open balances and without offsetting effects, the former in the "Other assets" caption and the latter in the "Allowances for risks and charges - allowance for taxation" caption. Deferred tax assets and liabilities are systematically valued considering any changes in fiscal regulations or tax rates and the situation of the Company.
The allowance also contains provisions for tax charges which could derive from assessments already notified, or in any case from litigations currently under way with Fiscal Authorities.

- *"Other allowances"*
  This caption comprises provisions to cover known or possible losses, the timing or the extent of which cannot be determined at the balance sheet date.
  Such allowances do not adjust the value of any asset captions. The allowances reflect the best estimate of the charges to be incurred, based on available information.

7.6 Subordinated liabilities

Subordinated liabilities are stated at nominal value. Subordinated liabilities denominated in foreign currency are translated using the end-of-period spot rates.

SECTION 2 - ADJUSTMENTS AND PROVISIONS

Adjustments recorded for purely fiscal purposes

Provisions recorded for purely fiscal purposes

As generally known, Legislative Decree 6 of 17th January 2003 eliminated the faculty of recording adjustments or provisions for purely fiscal purposes as of 2004.
Such registrations in the Annual report 2003 referred to accelerated depreciation of fixed assets posted until 31st December 2001, since already starting from 2002, Banca Intesa recorded no accelerated depreciation.

Residual accelerated depreciation (44 million euro) net of the relevant deferred taxation (17 million euro) was reversed to the statement of income in 2004 and led to a positive balance of 27 million euro.

More specifically:

	2004	2003	
	Net income for the period	Net income for the period	Share capital and reserves
Amounts before the "elimination of registrations for purely fiscal purposes"	1,114	1,359	14,745
Excess depreciation, gross of deferred tax	44	-10	-54
Deferred tax	-17	4	21
Total interferences, net of deferred tax	27	6	-33
Amounts after the "elimination of registrations for purely fiscal purposes"	**1,141**	**1,353**	**14,712**

File No. 82-35020

Part B - Information regarding the Parent Company's balance sheet

SECTION 1 - LOANS

Breakdown of caption 10 "Cash and deposits with central banks and post offices"

Subcaptions	
Cash	644
Deposits with	
- central banks	11
- post offices and other entities	2
Total	657

Breakdown of caption 30 "Due from banks"

Subcaptions	
a) Repayable on demand	
- *current accounts for services rendered*	*1,489*
- *deposits*	*547*
- *other*	*440*
Total a)	2,476
b) Other loans	
to central banks	
- *compulsory reserve requirement*	*507*
- *other*	–
to banks	
- *time deposits*	*17,459*
- *loans*	*6,586*
- *repurchase agreements*	*9,277*
- *doubtful loans*	–
- *other*	*217*
Total b)	34,046
Total	36,522

1.1 Analysis of caption 30 "Due from banks"

a) Due from central banks	507
b) Bills eligible for refinancing with central banks	–
c) Repurchase agreements	9,277
d) Securities lending	–

1.2 Breakdown of on-balance sheet loans due from banks

Categories	Gross exposure	Total adjustments	Net exposure
A. Non-performing loans	139	(31)	108
A1. doubtful loans	*7*	*(7)*	-
A2. substandard loans	*1*	-	*1*
A3. loans under restructuring	-	-	-
A4. restructured loans	-	-	-
A5. loans subject to Country risk	*131*	*(24)*	*107*
B. Performing loans	36,414	-	36,414
Total	**36,553**	**(31)**	**36,522**

1.3 Due from banks - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	13	-	-	-	174
A1. including overdue interest	*1*	-	-	-	-
B. Increases	-	1	-	-	18
B1. inflows from performing loans	-	*1*	-	-	*18*
B2. overdue interest	-	-	-	-	-
B3. transfers from other non-performing loan categories	-	-	-	-	-
B4. other increases	-	-	-	-	-
C. Decreases	(6)	-	-	-	(61)
C1. outflows to performing loans	-	-	-	-	*(6)*
C2. write-offs	*(6)*	-	-	-	-
C3. repayments	-	-	-	-	*(37)*
C4. credit disposals	-	-	-	-	-
C5. transfers to other non-performing loan categories	-	-	-	-	-
C6. other decreases	-	-	-	-	*(18)*
D. Final gross exposure	7	1	-	-	131
D1. including overdue interest	-	-	-	-	-

File No. 82-35020

1.4 Due from banks - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	13	-	-	-	32	-
A1. including overdue interest	1	-	-	-	-	-
B. Increases	-	-	-	-	3	-
B1. adjustments	-	-	-	-	3	-
B1.1 including overdue interest	-	-	-	-	-	-
B2. use of allowances for possible loan losses	-	-	-	-	-	-
B3. transfers from other loan categories	-	-	-	-	-	-
B4. other increases	-	-	-	-	-	-
C. Decreases	(6)	-	-	-	(11)	-
C1. write-back of adjustments	-	-	-	-	(3)	-
C1.1 including overdue interest	-	-	-	-	-	-
C2. write-backs on repayments	-	-	-	-	(6)	-
C2.1 including overdue interest	-	-	-	-	-	-
C3. write-offs	(6)	-	-	-	-	-
C4. transfers to other non-performing loan categories	-	-	-	-	-	-
C5. other decreases	-	-	-	-	(2)	-
D. Final total adjustments	**7**	**-**	**-**	**-**	**24**	**-**
D1. including overdue interest	-	-	-	-	-	-

Breakdown of caption 40 "Loans to customers"

Subcaptions	
Mortgages	44,141
Current accounts	15,534
Other loans	7,187
Doubtful loans	1,538
Discounted portfolio risk	828
Repurchase agreements	2,012
Other financing not regulated in current account	27,655
Other	4,019
Total	**102,914**

1.5 Analysis of caption 40 "Loans to customers"

a) Bills eligible for refinancing with central banks	-
b) Repurchase agreements	2,012
c) Securities lending	-

1.6 Secured loans to customers

a) Loans secured by mortgages	39,625
b) Loans secured by pledge on	
1. cash deposits	*100*
2. securities	*4,080*
3. other valuables	*91*
	4,271
c) Loans secured by guarantees from	
1. Governments	*64*
2. other public entities	*201*
3. banks	*654*
4. other operators	*12,048*
	12,967
Total	56,863

1.7 Breakdown of on-balance sheet loans to customers

Categories	**Gross exposure**	**Total adjustments**	**Net exposure**
A. Non-performing loans	7,132	(2,808)	4,324
A1. doubtful loans	*3,567*	*(2,029)*	*1,538*
A2. substandard loans	*3,435*	*(775)*	*2,660*
A3. loans under restructuring	-	-	-
A4. restructured loans	*103*	-	*103*
A5. loans subject to Country risk	*27*	*(4)*	*23*
B. Performing loans	99,217	(627)	98,590
Total	106,349	(3,435)	102,914

1.8 Loans to customers - Changes in non-performing loans

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk
A. Initial gross exposure	3,536	3,261	-	332	36
A1. including overdue interest	*619*	*70*	-	-	-
B. Increases	948	2,417	-	1	23
B1. inflows from performing loans	*115*	*2,136*	-	*1*	*23*
B2. overdue interest	*179*	*25*	-	-	-
B3. transfers from other non-performing loan categories	*593*	*27*	-	-	-
B4. other increases	*61*	*229*	-	-	-
C. Decreases	(917)	(2,243)	-	(230)	(32)
C1. outflows to performing loans	*(17)*	*(643)*	-	-	*(17)*
C2. write-offs	*(603)*	*(181)*	-	*(55)*	-
C3. repayments	*(257)*	*(802)*	-	*(169)*	*(11)*
C4. credit disposals	*(11)*	*(1)*	-	-	-
C5. transfers to other non-performing loan categories	*(27)*	*(593)*	-	-	-
C6. other decreases	*(2)*	*(23)*	-	*(6)*	*(4)*
D. Final gross exposure	**3,567**	**3,435**	**-**	**103**	**27**
D1. including overdue interest	*698*	*36*	-	-	-

1.9 Loans to customers - Changes in total adjustments

	Doubtful loans	Substandard loans	Loans under restructuring	Restructured loans	Loans subject to Country risk	Performing loans
A. Initial total adjustments	1,959	811	-	104	7	536
A1. including overdue interest	*619*	*54*	-	-	-	-
B. Increases	743	441	-	-	6	94
B1. adjustments	*547*	*437*	-	-	*3*	*94*
B1.1 including overdue interest	*123*	*7*	-	-	-	-
B2. use of allowances for possible loan losses	-	-	-	-	-	-
B3. transfers from other loan categories	*162*	*1*	-	-	-	-
B4. other increases	*34*	*3*	-	-	*3*	-
C. Decreases	(673)	(477)	-	(104)	(9)	(3)
C1. write-back of adjustments	*(10)*	*(92)*	-	-	*(3)*	-
C1.1 including overdue interest	-	-	-	-	-	-
C2. write-backs on repayments	*(57)*	*(35)*	-	*(49)*	*(3)*	*(1)*
C2.1 including overdue interest	-	-	-	-	-	-
C3. write-offs	*(603)*	*(181)*	-	*(55)*	-	*(1)*
C4. transfers to other loan categories	*(1)*	*(162)*	-	-	-	-
C5. other decreases	*(2)*	*(7)*	-	-	*(3)*	*(1)*
D. Final total adjustments	**2,029**	**775**	-	-	**4**	**627**
D1. including overdue interest	*698*	*21*	-	-	-	-

SECTION 2 - SECURITIES

2.1 Investment portfolio

Subcaptions	Book value	Market value
1. Debt securities	711	721
1.1 Government securities	11	11
- *listed*	*11*	*11*
- *unlisted*	-	-
1.2 Other securities	700	710
- *listed*	*260*	*270*
- *unlisted*	*440*	*440*
2. Shares, quotas and other forms of capital	-	-
- *listed*	-	-
- *unlisted*	-	-
Total	711	721

Write-downs for permanent losses on the investment portfolio totalled 9 million euro.

Differences between principal repayment and book value

Positive	9
Negative	-

Criteria used for classification in the investment portfolio

The proprietary portfolio is divided in two categories (Investment portfolio and Trading portfolio), in compliance with regulations in force and considering the strategic guidelines that orient the Bank's management. Pursuant to Bank of Italy and Consob provisions, the Board of Directors approved a "framework resolution" identifying the fundamental characteristics of the investment portfolio and defining its parameters in terms of size.

Securities in the investment portfolio must be stable investments; they may in any case be used for repurchase agreements or for temporary liquidity management. The investment portfolio must not normally represent a high portion of the whole securities portfolio (whose priority destination is the satisfaction of treasury requirements and customers management, as well as profiting from price fluctuations) and must present time horizons compatible with the aforementioned objective of being a stable investment.

The decision regarding the securities to be included in the investment portfolio must therefore privilege securities which ensure an adequate net return margin over a number of years and issued by entities with high ratings from specialised agencies. The category may also include securities with characteristics which do not permit – considering the market situation – a use for trading activities with customers or other banking transactions, without prejudice to their present and future profitability.

Should exceptional circumstances occur, which may not be considered ordinary financial market trends, for the purposes of a correct management policy it is possible to transfer securities from one class to the other or proceed with advanced disposal of investment securities. In any case reallocation or disposal must be resolved upon by the Executive Committee, after the illustration of underlying reasons and their impact on the balance sheet and on net income.

As concerns size parameters, the investment portfolio should not exceed either of the following limits:

1) Absolute: 4,000 million euro;
2) Relative: 20% of the whole securities portfolio at reference date.

Both the Head Office Departments and the foreign network may operate within such parameters.

2.2 Changes in the investment portfolio

A. Initial amount	817
B. Increases	1
B1. purchases	-
B2. write-backs	-
B3. transfers from the trading portfolio	-
B4. other changes	*1*
C. Decreases	(107)
C1. sales	*(2)*
C2. principal repayments	*(64)*
C3. adjustments	-
including	
- permanent write-downs	
C4. transfers to the trading portfolio	*(1)*
C5. other changes	*(40)*
D. Final amount	711

Decreases were mainly related to reimbursements following the expiry of securities and to negative foreign exchange differences of approximately 39 million euro.

As at 31st December 2004 there were unrealised capital losses on the investment portfolio not accounted for of 2 million euro and unrealised capital gains not accounted for of 12 million euro. Lower net values of hedge derivatives identified but not accounted for amounted to 8 million euro.

Final amount of investment portfolio included securities destined to the "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo" for an overall book value of 35 million euro.
The relevant market value was virtually in line with book value.

2.3 Trading portfolio

Subcaptions	Book value	Market value
1. Debt securities	25,146	25,158
1.1 Government securities	1,607	1,607
– listed	*1,607*	*1,607*
– unlisted	-	-
1.2 Other securities	23,539	23,551
– listed	*11,496*	*11,496*
– unlisted	*12,043*	*12,055*
2. Shares, quotas and other forms of capital	1,390	1,395
– listed	*1,070*	*1,070*
– unlisted	*320*	*325*
Total	26,536	26,553

2.4 Changes in the trading portfolio

A. Initial amount	17,690
B. Increases	133,063
B1. purchases	*131,990*
– debt securities	*122,893*
– Government securities	*31,454*
– other securities	*91,439*
– shares, quotas and other forms of capital	*9,097*
B2. write-backs and revaluations	*242*
B3. transfers from the investment portfolio	*1*
B4. other changes	*830*
C. Decreases	(124,217)
C1. sales and principal repayments	*(123,201)*
– debt securities	*(114,181)*
– Government securities	*(30,627)*
– other securities	*(83,554)*
– shares, quotas and other forms of capital	*(9,020)*
C2. adjustments	*(63)*
C3. transfers to the investment portfolio	-
C5. other changes	*(953)*
D. Final amount	26,536

Other increases mainly referred to profits on trading (400 million euro) and foreign exchange differences (83 million euro).
Other decreases mainly referred to losses on trading (328 million euro) and foreign exchange differences (423 million euro).

SECTION 3 - EQUITY INVESTMENTS

3.1 Significant equity investments

Companies	Shareholders' equity	Net income (loss)	% held	Book value (A)	Relevant shareholders' equity (B)	Differences (C = B – A)
A. Subsidiaries						
A.1 Companies of the Intesa Banking Group						
Banca Caboto S.p.A (former Banca Primavera	761	58	66.45	467	658	191
Banca Intesa (France) S.A. (former Comit France)	236	21	100.00	245	216	(29)
Banca di Trento e Bolzano S.p.A.	135	16	8.28	9	10	1
Banca Intesa Mediocredito S.p.A. (MI)	918	77	100.00	895	918	23
Banca Intesa Private Banking S.p.A. (former Credit Agricole Indosuez Private Banking	25	(4)	100.00	57	25	(32)
Banca Popolare Friuladria S.p.A.	462	51	76.05	280	320	40
Banco Wiese Sudameris S.A.	195	2	82.10	–	160	160
BCI U.S. Funding LLC I	7	–	100.00	7	7	–
BCI U.S. Funding LLC II	28	–	100.00	28	28	–
BCI U.S. Funding LLC III	9	–	100.00	9	9	–
Cassa di Risparmio di Biella e Vercelli S.p.A.	205	20	55.00	190	103	(87)
Cassa di Risparmio di Parma e Piacenza S.p.A.	976	175	100.00	714	891	177
Comit Investments (Ireland) Ltd.	92	4	99.21	80	91	11
E. TR Esazione Tributi S.p.A. Cosenza	24	21	100.00	3	24	21
Finanziaria B.T.B. S.p.A.	63	4	99.29	134	59	(75)
I.A.F. S.p.A. Istituto Fiduciario	–	–	100.00	1	–	(1)
Immobiliare Maram S.r.l.	31	–	100.00	36	31	(5)
Intesa Bank Ireland Plc.	399	20	100.00	361	390	29
Intesa Bank Overseas Ltd.	9	–	100.00	9	9	–
Intesa Brasil Empeendimentos S.A.	1	–	100.00	1	1	–
Intesa Casse del Centro S.p.A. (former Intesa Holding Centro S.p.A.)	722	24	97.44	676	683	7
Intesa e-Lab S.p.A.	191	10	100.00	191	191	–
Intesa Fiduciaria Sim S.p.A.	8	1	100.00	5	7	2
Intesa Formazione S.c.p.a.	–	–	61.00	–	–	–
Intesa Funding LLC	–	–	100.00	–	–	–
Intesa Gestione Crediti S.p.A.	318	34	100.00	318	318	–
Intesa Holding Asset Management, S.p.A.	121	(38)	100.00	111	121	10
Intesa Holding International S.A.	2,179	216	100.00	2,179	2,179	–
Intesa Immobiliare S.r.l.	5	–	100.00	5	5	–
Intesa Investimenti S.p.A.	1,102	93	100.00	1,000	1,014	14
Intesa Lease Sec S.r.l.	–	–	60.00	–	–	–
Intesa Leasing S.p.A.	239	57	99.67	153	228	75
Intesa Mediofactoring S.p.A.	289	48	100.00	225	256	31
Intesa Preferred Capital Company LLC	44	–	100.00	44	44	–
Intesa Preferred Capital Company LLC II	4	–	100.00	4	4	–
Intesa Previdenza - Società Mobiliare S.p.A	7	–	55.00	4	4	–
Intesa Real Estate S.r.l.	143	30	100.00	118	113	(5)
Intesa Sec. S.p.A.	–	–	60.00	–	–	–
Intesa Sec.2 S.r.l.	–	–	60.00	–	–	–
Intesa Sec. NPL S.p.A.	–	–	60.00	–	–	–
Intesa Sec. Npl2 S.r.l.	–	–	60.00	–	–	–
Intesa Sistemi e Servizi S.p.A.	299	–	100.00	296	299	3
IntesaBci Preferred Capital Company LLC III	9	–	100.00	9	9	–
Inversiones Mobiliarias S.A "IMSA"	3	(4)	97.29	–	3	3
Lima Sudameris Holding S.A.	38	(5)	49.28	–	19	19
Magazzini Generali Fiduciari Cariplo S.p.A.	24	–	100.00	24	24	
Nextra Alternative Investments	9	4	10.00	1	1	–
Nextra Investments Management S.G.R. S.p.A.	134	(43)	32.05	114	43	(71)
Private Equity International S.A.	514	(2)	100.00	501	515	14
Scala Advisory S.A.	–	–	99.97	–	–	–
Setefi S.p.A.	59	26	100.00	25	36	11
SIREFID S.p.A. (former SI.RE.F. merged in Italfid)	5	1	100.00	2	5	3
ZAO Banca Intesa	17	(2)	100.00	21	17	(4)
Total Companies of the Intesa Banking Group				9,552	10,088	536

Companies	Shareholders' equity	Net income (loss)	% held	Book value (A)	Relevant shareholders' equity (B)	Differences (C = B – A)
A.2 Other subsidiaries						
Agricola Investimenti S.p.A.	1	–	100.00	1	1	–
Cormano S.r.l	–	–	70.82	–	–	–
Finanziaria Colonna S.r.l.	–	–	100.00	–	–	–
Immobiliare Bella Riva S.r.l.	1	–	100.00	7	1	(6)
OOO Intesa Realty Russia	–	–	100.00	–	–	–
Phoenix Beteiligungs GmbH	–	–	100.00	–	–	–
Phoenix Beteiligungs GmbH & Co KG (former Phoenix KG)	13	1	98.78	13	13	–
Petrochemical Investments Ltd. (P.I.L.)	7	1	100.00	5	7	2
Resco Uno S.r.l. (former Trattamenti Termici	–	–	100.00	–	–	–
SHI-Mi S.A.	17	–	99.99	16	17	1
Zao International Business Consulting	1	–	55.00	1	1	–
Total other subsidiaries				43	40	(3)

Companies	Shareholders' equity	Net income (loss)	% held	Book value (A)	Relevant shareholders' equity (B)	Differences (C = B – A)
B. Companies subject to significant influence						
Agos Itafinco S.p.a.	215	44	49.00	114	105	(9)
Banca Generali S.p.A.	213	8	25.00	167	53	(114)
Banco de Investimento Imobiliario	143	13	30.10	39	43	4
Bolzoni S.p.A.	18	1	28.36	12	5	(7)
Cantieri Darsena It. S.p.A. in arrangement before bankruptcy	(10)	–	20.00	–	(2)	(2)
Carah S.p.A.	4	1	35.00	1	1	–
Cassa di Risparmio di Fermo S.p.A.	143	4	33.33	48	48	–
Cassa di Risparmio di Prov. di Chieti S.p.A.	179	8	20.00	43	36	(7)
Cassa di Risparmio di Prov. di Teramo S.p.A.	258	10	20.00	50	52	2
Dante Prini S.p.A. in liquidation	(14)	–	32.50	–	(5)	(5)
ECC Holding S.r.l.	10	(24)	28.75	–	3	3
Ente Naz. Sementi Elette	–	–	49.41	–	–	–
Euromilano S.p.A.	18	1	37.50	9	7	(2)
F.I.L.A. Fabbrica Italiana Lapis ed Affini S.p.A.	30	2	20.00	14	6	(8)
FIDIA - Fondo Interbancario d'Investimento Azion.	15	–	25.00	3	4	1
First Skellings Int. Finance Co. Ltd. – in liquidation	–	–	33.33	–	–	–
Galileo Holding S.p.A. - in liquidation	(23)	–	28.98	–	(7)	(7)
Giraglia Immobiliare S.p.A.	4	(3)	20.07	1	1	–
Ifas Gruppo S.p.A.	1	(4)	45.00	3	1	(2)
Immobiliare Lombarda S.p.A.	109	3	28.07	28	31	3
International Sailing Boats – ISB S.p.A.	38	26	28.34	7	11	4
Intesa Vita S.p.A.	1,252	65	50.00	591	626	35
Ipef Partners Ltd.	–	–	40.50	–	–	–
Lazard & Co S.r.l.	107	7	40.00	86	43	(43)
LO.SE.RI. S.p.A.	4	1	30.50	1	1	–
Mater-Bi S.p.A.	31	–	34.48	11	11	–
Milano Zerotre S.r.l.	319	28	38.34	112	122	10
P.B. S.r.l.	–	–	42.24	–	–	–
Previnet - Servizi per la Previdenza S.p.A.	14	4	45.50	2	7	5
R.C.N. Finanziaria S.p.A.	50	–	25.93	13	13	–
Sviluppo Garibaldi - Repubblica S.p.A.	–	–	33.00	–	–	–
Synesis Finanziaria S.p.A.	442	44	25.00	94	110	16
Termomeccanica S.p.A.	32	2	32.32	3	10	7
Turismo Immobiliare S.p.A.	–	–	33.33	–	–	–
Vobitech N.V.	(41)	(25)	36.63	–	(15)	(15)
Zetesis Com S.p.A.	(4)	–	39.91	–	(1)	(1)
Total companies subject to significant influence				1,452	1,320	(132)
General total				**11,047**	**11,448**	**401**

(In the table above, values under 0.5 million euro are indicated with a dash)

Shareholders' equity includes the result of the draft 2004 financial statements. Where the 2004 financial statements were not available the last approved financial statements were used.

The relevant shareholders' equity (column B) has been determined deducting from each company's shareholders' equity dividends for 2004 recorded by Intesa on accrual.

For Intesa Investimenti S.p.A. data refer to the last approved financial statements which are as at 30th September 2004.

As concerns companies set up for the purpose of issuing hybrid capital instruments (BCI U.S. Funding LLC I, BCI U.S. Funding LLC II, BCI U.S. Funding LLC III, Intesa Preferred Capital Company LLC, Intesa Preferred Capital Company LLC II and IntesaBci Preferred Capital Company LLC III) Banca Intesa holds 100% of voting rights. Considering preferred shares issued, the percentage stake held decreases to 4.97% in BCI U.S. Funding LLC I, to 4.76% in BCI U.S. Funding LLC II and LLC III, to 18.70% in Intesa Preferred Capital Company LLC, to 2.60% in Intesa Preferred Capital Company LLC II and to 2.15% in IntesaBci Preferred Capital Company LLC III.

Positive differences between relevant shareholders' equity and book value (column C of the table) are due to the allocation of net income to reserves and to other increases in the company's shareholders' equity.

Negative differences are basically attributable to goodwill paid (also in the case of acquisitions of equity investments as part of merchant banking activities) or to higher economic values of assets.

With reference to equity investments in Cantieri Darsena, Dante Prini, Galileo Holding and Zetesis which showed a negative shareholders' equity, no other costs are deemed to be necessary in addition to those already accounted for to write-off the book value of the equity investments.

Shareholders' equity and net income for the period of Intesa Leasing S.p.A. determined with the application of the financial methodology respectively amounted to 241 million euro and 56 million euro.

As regards the comments on operations development and results achieved by main subsidiaries, please refer to the Report on operations in the consolidated financial statements.

3.2 Assets and liabilities with Group companies

3.3 Assets and liabilities with subsidiaries (other than Group companies)

	Group companies	Other subsidiaries
a) Assets		
1. due from banks	19,567	1,077
– *including Subordinated*	*67*	-
2. due from financial institutions	11,438	161
– *including Subordinated*	*113*	-
3. due from other customers	263	1,231
– *including Subordinated*	-	*57*
4. bonds and other debt securities	826	535
– *including Subordinated*	*321*	*110*
b) Liabilities		
1. due to banks	4,561	711
2. due to financial institutions	5,661	58
3. due to other customers	231	445
4. securities issued	3,259	-
5. subordinated liabilities	3,031	-
c) Guarantees and commitments		
1. guarantees given	3,377	149
2. commitments	2,544	179
3. credit derivatives	-	440

3.4 Breakdown of caption 70 "Equity investments"

3.5 Breakdown of caption 80 "Investments in Group companies"

Subcaptions	Equity investments (caption 70)	Investments in Group companies (caption 80)
a) In banks		
1. listed	495	-
2. unlisted	1,189	3,566
b) In financial institutions		
1. listed	-	-
2. unlisted	371	5,331
c) Other		
1. listed	524	-
2. unlisted	1,608	697
Total	4,137	9,594

3.6 Changes in equity investments

3.6.1 Investments in Group companies

3.6.2 Other investments

During the year the following changes occurred:

Amounts/changes	Equity investments (caption 70)	Investments in Group companies (caption 80)
A. Initial amount	4,010	9,609
B. Increases	399	1,103
B1. purchases	*372*	*183*
B2. write-backs	*16*	*269*
B3. revaluations	-	-
B4. other changes	*11*	*651*
C. Decreases	(272)	(1,118)
C1. sales	*(173)*	*(214)*
C2. adjustments:	*(22)*	*(130)*
including Permanent write-downs	-	-
C3. other changes	*(77)*	*(774)*
D. Final amount	4,137	9,594
E. Total revaluations	-	-
F. Total adjustments	405	2,045

Details on the main changes occurred in the caption "Investments in Group companies"

The main operations which make up the subcaption B1 "purchases" were:

- the purchase of a 100% stake in Banca Intesa Private Banking S.p.A. (former Credit Agricole Indosuez Private Banking Italia S.p.A.) for 57 million euro;
- the acquisition from Cassa di Risparmio di Parma e Piacenza S.p.A. of the remaining 10.67% stake in Intesa Real Estate S.r.l. for a consideration of approximately 16 million euro and Spinoffer Real Estate S.r.l. for 21 million euro;
- the subscription of the capital increase of Banco Wiese Sudameris S.A. for 80 million euro.

Subcaption B2 "write-backs" mainly referred to the write-backs made on the following subsidiaries: Intesa Holding International S.A. for 216 million euro, Intesa Gestione Crediti S.p.A. for 34 million euro, Intesa e-Lab S.p.A. for 10 million euro and Banca Caboto S.p.A. for 8 million euro.

Subcaption B4 "other changes" included the following main changes:

- the subscription of the capital increase of Banca Caboto S.p.A. with the contribution of the equity investment in Caboto S.I.M. S.p.A., subsequently merged in Banca Caboto S.p.A. for 445 million euro;
- the establishment of Spinoffer Real Estate S.r.l. for 151 million euro following the spin-off of a business branch from Intesa Real Estate S.r.l.;
- the increase in the book value of the equity investment in Nextra Investment Management S.G.R. S.p.A. for 18 million euro following the payment to cover losses;
- the profits on the disposal of equity investments for 34 million euro of which 29 million euro following the disposal of Spinoffer Real Estate S.r.l. and 5 million euro for the disposal of Caridata S.p.A.;
- the acquisition, due to the merger of Intesa Riscossione Tributi S.p.A. in Banca Intesa, of E.TR. Esazione Tributi S.p.A. for approximately 3 million euro.

Main operations included in subcaption C1 "sales" included the disposals of Spinoffer Real Estate S.r.l. for 201 million euro, Caridata S.p.A. for 9 million euro and Caboto International S.A. for 4 million euro.

Subcaption C2 "adjustments" referred to the South-American subsidiaries. Banco Wiese Sudameris S.A. for 98 million euro and Lima Sudameris Holding S.A. for 3 million euro, Nextra Investment Management S.G.R. S.p.A. for 18 million euro and Magazzini Generali C.R.PP.LL. S.p.A. for 11 million euro.

Among "other changes" included in subcaption C3 the following must be noted:
- the contribution of the equity investment in Caboto S.I.M. S.p.A. for 445 million euro for the subscription of the capital increase in Banca Caboto S.p.A.;
- the effects of the merger of Intesa Riscossione Tributi S.p.A. for 77 million euro;
- the decrease in the value of the equity investment in Intesa Real Estate S.r.l. of 151 million euro due to the contribution of a business branch and for 59 million euro following the distribution of reserves made by the subsidiary;
- the decrease in the book value of the equity investments in Comit Investment (Ireland) Ltd. for 26 million euro and Petrochemical Investments Ltd. for 12 million euro due to the reduction of the respective share capitals.

Details on the main changes occurred in the caption "Equity investments"

The main operations which made up the subcaption B1 "purchases" were:
- the purchase of a 25% stake in the share capital of Banca Generali S.p.A. for 167 million euro;
- the purchase of various institutional equity investments: Edison S.p.A. 24,657,777 shares for 31 million euro, Pirelli & C. S.p.A. 22,545,141 shares for 21 million euro, Rizzoli Corriere della Sera MediaGroup S.p.A. 21,109,467 shares for 93 million euro and Piaggio & C. S.p.A. 7,487,690 shares for 8 million euro;
- the purchase of equity investments as part of Merchant Banking activities for 21 million euro;
- the investment in Private Equity funds for approximately 12 million euro.

Subcaption B2 "write-backs" mainly referred to write-backs made on Commerzbank AG for 4 million euro and Immobiliare Lombarda S.p.A. for 8 million euro.

Subcaption B4 "other changes" mainly included profits on disposal of equity investments for 8 million euro.

Main operations included in subcaption C1 "sales" referred to the total disposal of Carinord 2 S.p.A. for 84 million euro, of Hypo Real Estate Holding AG for 24 million euro, of Finlombarda – Finanziaria per lo sviluppo della Lombardia S.p.A. for 4 million euro and of Mittel S.p.A. for 3 million euro and the partial disposal of Rizzoli Corriere della Sera MediaGroup S.p.A. for 47 million euro.

In particular, subcaption C2 "adjustments" referred to Bayerische Hypo- und Vereinsbank AG for 4 million euro, CIT Compagnia Italiana Turismo S.p.A. for 3 million euro, ECC Holding S.r.l. for 5 million euro and Istituto Europeo di Oncologia S.r.l. for 2 million euro.

Among "other changes" included in subcaption C3 the following must be noted:
- the transfer to the trading portfolio of 49,315,554 shares of Edison S.p.A for 44 million euro and of all the shares of Digital Multimedia Technologies S.p.A. for 5 million euro;
- the decrease in the book value of the funds Alfieri Associated Investors Servicos de Consultoria S.A. for 9 million euro and Emerald UK Ltd Partnership for 3 million euro following the reimbursement of capital invested;
- the 3 million euro decrease in the book value of the equity investment in Iniziative Immobiliari S.r.l. for distribution of capital reserves.

File No. 82-35020

SECTION 4 - FIXED ASSETS AND INTANGIBLES

4.1 Changes in fixed assets

Amounts/changes	Assets used by the Bank			Total
	Real estate	Furniture and fittings	Machines and equipment	
A. Initial amount	994	50	64	1,108
B. Increases	54	37	43	134
B1. purchases	*39*	*22*	*29*	*90*
B2. write-backs	-	-	-	-
B3. revaluations	-	-	-	-
B4. other changes	*15*	*15*	*14*	*44*
C. Decreases	(57)	(13)	(28)	(98)
C1. sales	*(4)*	-	-	*(4)*
C2. adjustments				
a) depreciation	*(53)*	*(13)*	*(28)*	*(94)*
b) permanent write-downs	-	-	-	-
C3. other changes	-	-	-	-
D. Final amount	991 (*)	74	79	1,144
E. Total revaluations	696	-	-	696
F. Total adjustments				
a) depreciation	(791)	(262)	(493)	(1,546)
b) permanent write-downs	-	-	-	-

(*) Including 952 million euro of assets used by the company.

Caption *B4, other changes,* referred to the reversal of accelerated depreciation following the entry in force of the so-called elimination of registrations for purely fiscal purposes.
Representation of financial lease receivables outstanding according to the financial method would lead to the registration of 2 million euro of leased assets. The effects on the remaining balance sheet and statement of income captions is immaterial.

In 2004, as shown in the table above, no permanent write-downs were recorded.

Depreciation is calculated according to the methodology described in the chapter on valuation criteria, by applying the following rates:

Real estate assets	3%
Furniture, safes and ordinary office equipment	12%
Fittings	15%
Motor vehicles	25%
Transport motor vehicles	20%
Machines and equipment, appliances and other	15%
Plants and elevators	7.5%
Electronic equipment	20%
Alarm systems	30%
Alarm systems, video filming appliances	30%
Communication plants	25%

4.2 Changes in intangibles

Amounts/changes	Branch start-up costs	Refurbishing costs	Software	Other	Total
A. Initial amount	2	28	3	35	68
B. Increases	-	28	1	1	30
B1. purchases	-	*27*	*1*	*1*	*29*
B2. write-backs	-	-	-	-	-
B3. revaluations	-	-	-	-	-
B4. other changes	-	*1*	-	-	*1*
C. Decreases	(2)	(18)	(2)	(5)	(27)
C1. sales	-	-	-	-	-
C2. adjustments					
a) amortisation	*(1)*	*(17)*	*(2)*	*(5)*	*(25)*
b) permanent write-downs	-	*(1)*	-	-	*(1)*
C3. other changes	*(1)*	-	-	-	*(1)*
D. Final amount	-	38	2	31	71
E. Total revaluations	-	-	-	-	-
F. Total adjustments					
a) amortisation	(58)	(99)	(13)	(138)	(308)
b) permanent write-downs	-	(1)	-	-	(1)

As shown by the table above, in 2004 permanent write-downs amounting to 1 million euro were made relative to the write-off of restructuring costs of branches and of other real estate assets belonging to third parties, following the closure of some branches and the consequent termination notice given on the rental contract.

SECTION 5 - OTHER ASSETS

5.1 Breakdown of caption 130 "Other assets"

Due from fiscal authorities		2,108
– *tax credits of previous years*	*464*	
– *advances of direct taxes*	*260*	
– *withholding tax in the year*	*11*	
– *other*	*1,373*	
Revaluation of off-balance sheet contracts		11,906
Options bought		1,822
Deferred tax assets		946
Items under processing		565
Amount to be debited under processing		517
Transit items among branches		421
Bank cheques drawn on third parties to be settled		345
Amounts due - to be deriving from securities transactions		334
Group companies for dividends accrued in the year		293
Amounts to be collected on sale of equity investments		186
Amounts due on our invoices and notes of credit		69
Cheques drawn on the bank settled at the end of the month		47
Amounts due for margins for financial futures		18
Outstanding items with the clearing house		13
Cautionary deposits on behalf of third parties		7
Downpayments for future capital increases of our equity investments		7
Our bank cashiers' cheques to be settled		1
Other		150
Total		19,755

5.2 Breakdown of caption 140 "Accrued income and prepaid expenses"

Accrued income	
Differentials on off-balance sheet transactions	702
Interest income - securities	271
Interest income and similar revenues - customers	127
Interest income - securities in repurchase agreements	90
Interest income and similar revenues - banks	98
Other	18
Total	1,306

Prepaid expenses	
Differentials on off-balance sheet transactions	549
Discounts on issued bonds	29
Other	12
Total	590

5.3 Adjustments for accrued income and prepaid expenses

The 2004 financial statements were prepared without applying Art. 12.2 of Legislative Decree 87/92 which allows the addition (deduction) of accrued income and prepaid expenses directly to (from) the assets to which they refer. The only exception is accrued interest on zero-coupon bonds, which appear in the proprietary portfolio, and issue discounts receivables, which - as specifically required by the Bank of Italy - have been accounted for partly in securities and partly in due from tax authorities.

5.4 Distribution of subordinated assets

a) Due from banks	76
b) Loans to customers	241
c) Bonds and other debt securities	1,615
Total	1,932

Assets deriving from securitisations included 22 million of shares or similar instruments which are also subordinated.

SECTION 6 - DEBTS

Breakdown of caption 10 "Due to banks"

Subcaptions	
a) Repayable on demand	
- *current accounts for services rendered*	*1,748*
- *deposits*	*4,067*
- *other*	*135*
Total a)	5,950
b) Time deposits or with notice period	
- *time deposits*	*11,580*
- *loans*	*184*
- *repurchase agreements*	*8,252*
- *other*	*1,454*
Total b)	21,470
Total	27,420

6.1 Analysis of caption 10 "Due to banks"

a) Repurchase agreements	8,252
b) Securities lending	11

Breakdown of caption 20 "Due to customers"

Subcaptions	
a) Repayable on demand	
- *deposits*	*2,135*
- *current accounts*	*61,198*
- *other*	*25*
Total a)	63,358
b) Time deposits or with notice period	
- *time deposits*	*288*
- *time accounts*	*5,719*
- *repurchase agreements*	*5,304*
- *other*	*99*
Total b)	11,410
Total	74,768

6.2 Analysis of caption 20 "Due to customers"

a) Repurchase agreements	5,304
b) Securities lending	-

Breakdown of caption 30 "Securities issued"

Subcaptions	
a) Bonds	47,704
b) Certificates of deposit	
- *short-term*	*4,178*
- *medium-term*	*171*
Total b)	4,349
c) Other securities	
- *bank cashiers' cheques*	*631*
- *other*	*309*
Total c)	940
Total	52,993

Caption 30a) included issued bonds underwritten by subsidiary banks for 3,081 million euro (3,850 million euro as at 31st December 2003).

Breakdown of caption 40 "Public funds under administration"

Subcaptions	
- Funds received from the Italian Government	3
- Funds received from other public entities	47
Total	50

SECTION 7 - ALLOWANCES

Changes in caption 70 "Allowance for employee termination indemnities"

A. Initial amount	892
B. Increases	104
B1. provisions	*102*
B2. other changes	*2*
C. Decreases	(163)
C1. indemnities paid out	*(117)*
C2. advances granted following current regulations or specific contracts	*(22)*
C3. funds given to external asset manager	*(22)*
C4. other changes	*(2)*
D. Final amount	833

Changes in subcaption 80 a) "Pensions and similar commitments"

A. Initial amount	103
B. Increases	10
B1. provisions	*9*
B2. other changes	*1*
C. Decreases	(8)
C1. uses	*(8)*
C2. other changes	-
D. Final amount	105

The caption *provisions* is made up of returns on investment of the allowances for pensions and similar commitments (Caption 85 of the statement of income) and provisions included in subcaption 80a) of the statement of income "Payroll – pensions and similar commitments" for the portion destined to Internal pension funds.

7.1 Breakdown of caption 90 "Allowances for possible loan losses"

Allowance for possible loan losses	-
Allowance for possible loan losses on overdue interest	-
Total	-

7.2 Changes in the period in "Allowances for possible loan losses"

A. Initial amount	-
B. Increases	-
B1. provisions	-
B2. other changes	-
C. Decreases	-
C1. uses	-
C2. other changes	-
D. Final amount	-

7.3 Breakdown of subcaption 80 c) "Allowances for risks and charges: other"

	Initial amount	Changes	Final amount
Solidarity allowance as per Ministerial Decree 158/2000	260	(202)	58
Allowance for legal disputes and amounts reclaimed	247	10	257
Allowance for guarantees given and commitments	185	44	229
Allowance for legal disputes and settlements with customers	220	46	266
Allowance for personnel charges	114	122	236
Allowance for future charges on equity investments	87	93	180
Allowance for adjustments to interest and commissions	22	(12)	10
Allowance for charitable, social and cultural contributions	2	-	2
Other charges	140	16	156
Total	**1,277**	**117**	**1,394**

The specific destination of allowances is described below.

Solidarity allowance as per Ministerial Decree 158/2000
This allowance was set up by provisions for future charges related to the "Solidarity allowance" provided for by Ministerial Decree 158/2000.

Allowance for legal disputes and amounts reclaimed
The allowance was set up by provisions corresponding to the estimated losses which could derive from the potential claims made to the Bank.

Allowance for guarantees given and commitments
The allowance covers guarantees given.

Allowance for legal disputes and settlements with customers
The allowance was set up to cover the legal disputes under way with customers and former employees.

Allowance for personnel charges
This allowance covers known or possible charges in relation to employees, the timing or extent of which is uncertain. In particular, the allowance covers holiday entitlement not yet taken and other payments to employees.

Allowance for future charges on equity investments
The allowance covers possible future charges related to equity investments.

Allowance for adjustments to interest and commissions
This allowance covers out-of-period expenses which may arise on adjustment of interest and commission calculations, including provisions for charges on subsidised mortgages.

Allowance for charitable, social and cultural contributions
The allowance was set up by provisions allocated by the Shareholders' Meeting that approved the 2003 financial statements and used in 2004 for institutional purposes.

7.4 Changes in the period in "Deferred tax assets"

1. Initial amount		1,136
2. Increases		180
2.1 deferred tax assets recognised in the period	*157*	
2.2 other increases	*23*	
3. Decreases		(372)
3.1 deferred tax assets eliminated in the period	*(354)*	
3.2 other decreases	*(18)*	
4. Final amount		946

The figure in line 2.2 referred to deferred tax assets which arose following the merger of Intesa Riscossione Tributi in Banca Intesa.
The amount in line 3.2 mainly referred to the elimination of deferred tax assets following the regulatory changes which have made adjustments to loans and write backs of adjustments to loans irrelevant for IRAP purposes.

Changes in "Current and deferred tax liabilities"

	Current	Deferred
Initial amount	752	65
Uses for payments made in the period	(350)	-
Other changes	-	18
Provisions for the period		
– *income taxes*	*208*	-
– *other taxes*	*1*	-
Deferred tax liabilities eliminated in the period	-	(42)
Deferred tax liabilities recognised in the period	-	28
Final amount	**611**	**69**

The amount indicated in "Provisions for the period for income taxes" (208 million euro) differs from that indicated in table 6.5 of the statement of income – Breakdown of caption 220 "income taxes – current taxes" since it contains withholding taxes on capitalisation contracts (2 million euro) and taxes withheld abroad (5 million euro).

7.5 Changes in the period in "Deferred tax liabilities"

1. Initial amount		65
2. Increases		46
2.1 deferred tax liabilities recognised in the period	*28*	
2.2 other increases	*18*	
3. Decreases		(42)
3.1 deferred tax liabilities eliminated in the period	*(42)*	
3.2 other decreases	-	
4. Final amount		69

The amount in line 2.2 referred to the elimination of the "Allowance for accelerated depreciation" recorded under liabilities in the balance sheet as at 31st December 2003 for 17 million euro, as well as deferred tax of the merged company Intesa Riscossione Tributi (1 million euro).

Deferred tax assets and deferred tax liabilities are calculated using the "Balance sheet method", by applying for IRES the 33% rate and for IRAP the 4.25% rate.
Prepaid taxes are accounted for under "Other assets" in the balance sheet when a reasonable certainty of their recovery is verified, based on the capacity to generate taxable income of both the bank, shown in previous years and testified by forecasted plans, and Group companies which opted with Banca Intesa for the "national fiscal consolidation" (arts. 117-129 of the Combined Tax Regulations).
Deferred tax assets have been accounted for with reference to all temporary deductible differences and mainly referred to net adjustments to financial fixed assets (208 million euro), net adjustments to loans (429 million euro), and provisions for risks and charges (275 million euro).

Deferred taxes have been accounted for in caption "Allowances for risks and charges - allowance for taxation" of the balance sheet with reference to all temporary taxable differences, including those related to accelerated depreciation recorded for purely fiscal purposes until 31st December 2003 with the sole exception of shareholders' equity reserves subject to a suspended tax regime (which amounted to 1,800 million euro), since it is deemed that the Bank will not undertake any transactions that may lead to tax the untaxed reserves.

Deferred taxes mostly referred to dividends accounted for on accrual (5 million euro), write-backs on the marking to market of the trading portfolio (23 million euro) and capital gains on the sale of real estate assets (22 million euro).

No deferred tax assets or liabilities were directly registered in shareholders' equity captions.

SECTION 8 - SHARE CAPITAL, RESERVES, RESERVE FOR GENERAL BANKING RISKS, SUBORDINATED LIABILITIES

Breakdown of "Shareholders' equity"

	Amount	Possibility of use (*)	Portion available	Uses in the past three years	
				for loss coverage	for other reasons
Share capital	3,561				
Share premium reserve	5,406	A, B, C	5,406	-	-
Reserves					
a) legal reserve	773	A(1), B	773	-	-
b) reserve for own shares(**)	-	-	-		(1,339)
c) statutory reserves	1,092	A, B, C	1,092	-	(96)
d) other reserves:					
Reserve as per Legislative Decree 153/99	1,017	A, B, C	1,017	-	-
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	232	A, B(2), C(3)	232	-	-
Concentration reserve (as per Art. 7, of Law 218 of 30/7/1990)	302	A, B(2), C(3)	302	-	-
other reserves	33	A, B, C	33	-	(3)
Revaluation reserves					
Revaluation reserve (Law 413 of 30/12/1991)	379	A, B(2), C(3)	379	-	-
Revaluation reserve (Law 72 of 19/3/1983)	143	A, B(2), C(3)	143	-	-
Revaluation reserve (Law 408 of 29/12/1990)	7	A, B(2), C(3)	7	-	-
Revaluation reserve (Law 576 of 2/12/1975)	3	A, B(2), C(3)	3	-	-
Revaluation reserve (Law 342 of 22/11/2000)	455	A, B(2), C(3)	455	-	
Net income	1,141				
Total	**14,544**				
Subordinated liabilities	9,212				

(*) A = capital increase; B = loss coverage; C = distribution to shareholders.

(**) The reserve for own shares had been set up using the Share premium reserve, as provided for by Shareholders' Meeting Resolution of 1st March 2001.

(1) May be used to increase capital (A) for the portion exceeding one fifth of the share capital.

(2) In case of use of the reserve to cover losses, net income may not be distributed unless the reserve is integrated or correspondingly reduced. The reduction must be resolved upon by the Extraordinary Shareholders' Meeting without compliance to provisions set out in par. 2 and 3 of art. 2445 of the Italian Civil Code.

(3) The reserve, if it is not recorded under shareholders' equity, may be reduced only in compliance with provisions of par. 2 and 3 of art. 2445 of the Italian Civil Code.

If it is distributed to shareholders it concurs to form the Company's and shareholders' taxable income.
Following the elimination of accelerated depreciation recorded occurred in 2004, pursuant to art. 109, par. 4, letter b) of the new Combined Tax Regulations reserves, excluding legal reserve, must be considered subject to a suspended tax regime for 23 million euro.

Breakdown of caption 120 "Share capital"

Shares (number)	
Ordinary	5,915,707,226
Saving	932,490,561
Total	6,848,197,787

Shares have face value of 0.52 euro each.

Statutory reserves referred to:

Extraordinary reserve	1,092

Other reserves provided for in point d) referred to:

Reserve as per Legislative Decree 153/99	1,017
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	232
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	302
Other reserves	33
Total	1,584

Revaluation reserves referred to:

Revaluation reserve (Law 413 of 30/12/1991)	379
Revaluation reserve (Law 72 of 19/3/1983)	143
Revaluation reserve (Law 408 of 29/12/1990)	7
Revaluation reserve (Law 576 of 2/12/1975)	3
Revaluation reserve (Law 342 of 22/11/2000)	455
Total	987

Changes in "Shareholders' equity"

	Share capital	Share premium reserve	Legal reserve	Reserve for own shares	Statutory reserves	Other reserves	Revaluation reserves	Net income for the period	Total Shareholders' equity
Balance as at 31st December 2003	3,561	5,404	773	1,015	61	1,585	987	1,359	**14,745**
Allocation of net income (Ordinary Shareholders' Meeting resolution of 15/4/2004)									
– dividends:									
• 0.060 euro to 932,490,561 saving shares								–56	**–56**
• 0.049 euro to 5,596,492,478 ordinary shares								–274	**–274**
– assignment to the extraordinary reserve of the residual net income					1,024			–1,024	**–**
– assignment to the Allowance for charitable, social and cultural contributions								–5	**–5**
– free assignment of 318,466,577 Banca Intesa ordinary shares to the Shareholders				–1,013					**–1,013**
Changes due to the merger of [illegible] in Banca Intesa									
• allocation of merger goodwill					7				**7**
Transfer to Share premium reserve from reserve for own shares		2		–2					**–**
Foreign exchange differences on foreign branches						–1			**–1**
Net income for the period								1,141	**1,141**
Balance as at 31st December 2004	**3,561**	**5,406**	**773**	**0**	**1,092**	**1,584**	**987**	**1,141**	**14,544**

8.1 Capital and capital ratios

A. Total capital	
A1. Tier 1 capital	14,115
A2. Tier 2 capital	7,719
A3. Items to be deducted	(1,197)
A4. Total capital	20,637
B. Capital requirements	
B1. credit risks	8,832
B2. market risks	592
including	
– trading portfolio risk (*)	*581*
– foreign exchange risk	*11*
B3. Tier 3 subordinated loans	–
B4. other capital requirements	208
B5. Total capital requirements	9,632
C. Risk-weighted assets and capital ratios	
C1. risk-weighted assets	137,598
C2. Tier 1 capital/Risk-weighted assets (%)	10.26
C3. Total capital/Risk-weighted assets (%)	15.00

(*) Including 65 million euro related to capital ratios calculated applying the methodologies provided for by the "Internal Model".

Shareholders' equity for supervisory purposes used to determine the ratio in subcaption C3., includes Tier 3 subordinated loans.

Subordinated liabilities

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Countervalue (millions of euro) 31/12/04
Innovative equity instruments (Tier I):								
Subordinated bonds	8,01% fixed rate; as of 15th Jul 2008: 3-month Libor + 3,25%	yes	15th Jul 1998	N.A.	as of 15th Jul 2008	USD	200,000,000.00	147
Subordinated bonds	3-month Libor + 1,6%; as of 15th Jul 2008: 3-month Libor + 2,93%	yes	15th Jul 1998	N.A.	as of 15th Jul 2008	EUR	550,000,000.00	550
Subordinated bonds	8,25% fixed rate; as of 15th Jul 2008: 3-month Libor + 3,20%	yes	15th Jul 1998	N.A.	as of 15th Jul 2008	GBP	120,000,000.00	170
Subordinated deposit	6,985% fixed rate; as of 12th Jul 2011: 3-month Euribor + 2,60%	yes	12th Jul 2001	N.A.	as of 12th Jul 2011	EUR	500,000,000.00	500
Total								**1,367**
Hybrid capital instruments (Upper Tier II):								
Subordinated bonds	3-month Libor + 0,87%	no	2nd Jan 1998	2nd Jan 2008	no	USD	500,000,000.00	367
Subordinated bonds	3-month Libor + 0,87%	no	2nd Jan 1998	2nd Jan 2008	no	ITL	200,000,000,000	103
Subordinated bonds	3-month Libor + 0,645%	no	10th Apr 1998	10th Apr 2008	no	ITL	250,000,000,000	129
Subordinated bonds	3-month Libor + 0,645%	no	10th Jun 1998	10th Jun 2008	no	ITL	800,000,000,000	413
Subordinated bonds	3-month Euribor + 0,65%	no	30th Jun 1998	30th Jun 2008	no	EUR	200,000,000.00	200
Subordinated bonds	5% fixed rate	no	29th Dec 1998	30th Dec 2008	no	ITL	495,000,000,000	256
Subordinated bonds	6-month Euribor + 0,70%	no	29th Dec 1998	30th Dec 2008	no	ITL	5,000,000,000	3
Subordinated bonds	6,4% fixed rate	no	30th Mar 1999	30th Mar 2039	as of 30 Mar 2004	EUR	150,000,000.00	150
Total								**1,621**
Eligible subordinated liabilities (Lower Tier 2):								
Subordinated certificates of deposit	8,25% fixed rate	no	15th Jul 1992	15th Jul 2007	no	USD	200,000,000.00	147
Subordinated bonds	3-month Libor + 0,25%	no	1st Feb 1996	1st Feb 2006	as of 1st Feb 2001	ITL	400,000,000,000	83
Subordinated bonds	3-month Libor + 0,20%	no	1st Dec 1997	1st Dec 2007	as of 1st Dec 2002	ITL	800,000,000,000	248
Subordinated bonds	6-month Euribor	no	1st Jan 1998	1st Jan 2005	as of 1st Jul 1999	ITL	1,200,000,000,000	124
Subordinated bonds	3-month Libor	no	1st Feb 1998	1st Feb 2008	as of 1st Feb 2003	ITL	700,000,000,000	289
Subordinated bonds	3-month Libor	no	1st Jun 1998	1st Jun 2008	as of 1st Jun 2003	ITL	362,430,000,000	150
Subordinated bonds	5,15% fixed rate	no	9th Jun 1998	10th Jun 2008	no	ITL	100,000,000,000	52
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6,375%, for the following coupons: 13,8% minus 2 times 12-month Libor (max 5,3%-min 4,5%)	no	16th Jun 1998	17th Jun 2013	no	ITL	500,000,000,000	223
Subordinated bonds	Premium at maturity equal to the average variation of a number of indices and currency with a minimum, 16%	no	30th Jun 1998	31st Jul 2008	no	ITL	300,000,000,000	155
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6,375%, for the following coupons: 13,8% minus 2 times 12-month Libor(max 5,3% - min 4,5%)	no	30th Jun 1998	1st Jul 2013	no	ITL	200,000,000,000	95
Subordinated bonds	4,4% fixed rate	no	16th Nov 1998	17th Nov 2008	no	ITL	300,000,000,000	155
Subordinated bonds	4,4% fixed rate	no	9th Dec 1998	10th Dec 2008	no	ITL	200,000,000,000	103
Subordinated bonds	1st coupon: 6%, 2nd: 5% and 3rd: 4%, for the following coupons: 70% of 10-year euro swap rate	no	9th Mar 1999	9th Mar 2014	no	ITL	480,000,000,000	248
Subordinated bonds	1st coupon: 6%, 2nd: 5,5% and 3rd: 4%, for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	no	15th Jul 1999	15th Jul 2014	no	EUR	250,000,000.00	250
Subordinated bonds	5,3% fixed rate	no	22th Oct 1999	1st Jan 2010	no	EUR	150,000,000.00	150
Subordinated bonds	4,70% fixed rate	no	15th Nov 1999	15th Nov 2006	no	EUR	104,000,000.00	104
Subordinated bonds	5,1% fixed rate	no	17th Nov 1999	17th Nov 2009	no	EUR	350,000,000.00	347

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Countervalue (millions of EUR) 31/12/04
Subordinated bonds	4,9% fixed rate	no	23rd Nov 1999	1st Jan 2007	no	EUR	95,000,000,00	95
Subordinated bonds	5,3% fixed rate	no	7th Dec 1999	1st Jan 2010	no	EUR	90,000,000,00	90
Subordinated time deposit	12-month Euribor + 0,01%	no	29th Dec 1999	29th Dec 2006	no	EUR	155,000,000,00	155
Subordinated time deposit	12-month Euribor + 0,01%	no	29th Dec 1999	29th Dec 2006	no	EUR	65,000,000,00	65
Subordinated time deposit	12-month Euribor + 0,01%	no	29th Dec 1999	29th Dec 2006	no	EUR	39,000,000,00	39
Subordinated time deposit	12-month Euribor + 0,01%	no	29th Dec 1999	29th Dec 2006	no	EUR	25,000,000,00	25
Subordinated bonds	5,3% fixed rate	no	21st Jan 2000	1st Jan 2010	no	EUR	100,000,000,00	100
Subordinated bonds	5,6% fixed rate	no	25th Jan 2000	1st Jan 2007	no	EUR	90,000,000,00	90
Subordinated bonds	4,30% fixed rate	no	11th Feb 2000	11th Feb 2007	no	EUR	104,000,000,00	104
Subordinated bonds	5,5% fixed rate	no	16th Feb 2000	1st Jan 2010	no	EUR	41,000,000,00	41
Subordinated bonds	5,2% fixed rate	no	18th Feb 2000	1st Jan 2007	no	EUR	59,000,000,00	59
Subordinated bonds	6,11% fixed rate; as of 23rd Feb 2005 97% of 30-year euro swap mid rate	no	23rd Feb 2000	23rd Feb 2015	no	EUR	65,000,000,00	65
Subordinated time deposit	12-month Euribor + 0,01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	41,000,000,00	41
Subordinated time deposit	12-month Euribor + 0,01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	15,000,000,00	15
Subordinated time deposit	12-month Euribor + 0,01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	52,000,000,00	52
Subordinated time deposit	12-month Euribor + 0,01%	no	23rd Mar 2000	23rd Mar 2007	no	EUR	15,000,000,00	15
Subordinated bonds	3-month Euribor + 0,65%; as of 8th Aug 2005 3-month Euribor + 1,25%	yes	8th Aug 2000	8th Aug 2010	as of 8th Aug 2005	EUR	150,000,000,00	150
Subordinated bonds	4,9% fixed rate; as of 5th Jan 2006 12-month Euribor	no	5th Jan 2001	5th Jan 2011	as of 5th Jan 2006	EUR	33,356,000,00	33
Subordinated bonds	1st year 4,5% fixed rate, as of 5th Jan 2002 2,10% (*) HCPI Euro Area with 2,10% minimum limit	no	5th Jan 2001	5th Jan 2011	as of 5th Jan 2006	EUR	8,904,000,00	9
Subordinated bonds	92% of 30-year euro swap mid rate; never lower than the preceding	no	12th Mar 2001	23rd Feb 2015	no	EUR	50,000,000,00	50
Subordinated bonds	5% fixed rate	no	9th Apr 2001	9th Apr 2007	no	EUR	991,225,000,00	991
Subordinated bonds	5,35% fixed rate	no	9th Apr 2001	9th Apr 2011	no	EUR	125,478,000,00	125
Subordinated bonds	5,20% fixed rate	no	15th Jan 2002	15th Jan 2012	no	EUR	265,771,000,00	266
Subordinated bonds	5,50% fixed rate	no	12th Apr 2002	12th Apr 2012	no	EUR	126,413,000,00	126
Subordinated bonds	5,85% fixed rate; as of 8th May 2009 3-month Euribor + 1,25%	yes	8th May 2002	8th May 2014	as of 8th May 2009	EUR	500,000,000,00	500
Total								6,224
General total								9,212

SECTION 9 - OTHER LIABILITIES

9.1 Breakdown of caption 50 "Other liabilities"

Write-down of off-balance sheet contracts	12,372
Short selling on proprietary portfolio	1,361
Payments under execution	1,060
Options sold	873
Outstanding items with the clearing house	444
Due to suppliers	417
Adjustments for portfolio items to be settled	350
Items under processing	344
Due to INPS (Ministerial Decree 158/2000)	331
Transit items among branches	283
Outstanding items for centralised procedures	194
Due to tax authorities	187
Due to Group companies	183
Amounts due to third parties	76
Liabilities connected to treasury services	66
Amounts to be paid - deriving from securities transactions	59
Personnel expenses	41
Other amounts due for foreign exchange transactions	-
Other	145
Total	18,786

9.2 Breakdown of caption 60 "Accrued expenses and deferred income"

Accrued expenses	
Interest expense and similar charges on securities issued and subordinated liabilities	1,326
Differentials on off-balance sheet transactions	159
Interest expense and similar charges on amounts due to banks	49
Charges for repurchase agreements on securities	21
Interest expense and similar charges on amounts due to customers	18
Other	14
Total	1,587

Deferred income	
Differentials on off-balance sheet transactions	1,500
Commissions on guarantees and acceptances	11
Interest on discounted securities portfolio	15
Interest income and similar revenues on loans to customers	9
Other	31
Total	1,566

9.3 Adjustments for accrued income and prepaid expenses

The 2004 financial statements were prepared without applying the allowed treatment (Art. 12, par. 2 of Legislative Decree 87/92) of recording, where technically appropriate, accrued income and prepaid expenses directly to adjust related assets and liabilities. The sole exception is on zero-coupon bonds and certificates of deposit (or in any case bonds with one coupon paid at maturity) where accruals increase related liabilities.

SECTION 10 - GUARANTEES, COMMITMENTS AND CREDIT DERIVATIVES

10.1 Breakdown of caption 10 "Guarantees given"

a) Commercial guarantees	
- *acceptances*	*309*
- *endorsements and sureties*	*13,495*
- *documentary credits*	*994*
- *other commitments*	-
Total a)	14,798
b) Financial guarantees	
- *endorsements and sureties*	*6,425*
- *acceptances*	-
- *other commitments*	-
Total b)	6,425
c) Assets given as guarantee	1
Total	21,224

10.2 Breakdown of caption 20 "Commitments"

a) Commitments to lend funds, of certain use	
- *securities to be collected*	*831*
- *margins on irrevocably granted credit lines*	*74*
- *loans and deposits to be carried out with customers and banks*	*478*
- *purchases to be settled*	-
- *other commitments*	*285*
Total a)	1,668
b) Commitments to lend funds, of uncertain use	
- *margins on irrevocably granted credit lines*	*16,827*
- *sales of put options on securities*	*1,078*
- *other commitments*	*1,302*
Total b)	19,207
Total	20,875

Breakdown of caption 30 "Credit derivatives"

a) Protection sales in the "banking book"	500
- *with exchange of underlying asset*	*257*
- *without exchange of underlying asset*	*243*
b) Protection sales in the "trading book"	38,264
- *with exchange of underlying asset*	*21,463*
- *without exchange of underlying asset*	*16,801*
Total	38,764

10.3 Assets given as collateral of own debts

Securities in portfolio given as collateral of funding repurchase agreements	5,347
Securities given as collateral with the Bank of Italy to cover cheques	125
Credits given as collateral of financing received	899
Total	6,371

10.4 Undrawn credit lines

a) Central banks	507
b) Other banks	5
Total	512

File No. 82-35020

10.5 Forward transactions

Type of transaction	Hedging	Trading	Other
1. Unsettled transactions	493	52,091	-
1.1 securities	-	1,922	-
- *purchases*	-	*831*	-
- *sales*	-	*1,091*	-
1.2 currencies	493	50,169	-
- *currency against currency*	*493*	*9,759*	-
- *purchases against euro*	-	*20,135*	-
- *sales against euro*	-	*20,275*	-
2. Deposits and loans	-	-	1,317
- *outflows*	-	-	*478*
- *inflows*	-	-	*839*
3. Derivative contracts	47,569	926,956	21,060
3.1 with exchange of underlying asset	2,683	9,385	461
a) securities	116	3,439	461
- *purchases*	*58*	*1,655*	-
- *sales*	*58*	*1,784*	*461*
b) currencies	2,567	5,946	-
- *currency against currency*	*163*	*992*	-
- *purchases against euro*	*2,331*	*2,691*	-
- *sales against euro*	*73*	*2,263*	-
c) other instruments	-	-	-
- *purchases*	-	-	-
- *sales*	-	-	-
3.2 without exchange of underlying asset	44,886	917,571	20,599
a) currencies	-	183	100
- *currency against currency*	-	*6*	-
- *purchases against euro*	-	*117*	-
- *sales against euro*	-	*60*	*100*
b) other instruments	44,886	917,388	20,499
- *purchases*	*31,037*	*433,184*	*7,456*
- *sales*	*13,849*	*484,204*	*13,043*
Total	**48,062**	**979,047**	**22,377**

With reference to the table above, it must be noted that:

- Section 3.2 b) included purchases/sales of contracts that entail the exchange of indexed interest flows (so-called basis swaps) for 5,062 million euro (hedging) and 41,830 million euro (trading);
- the column "Other" highlighted:
  - options implicit in structured bonds issued (20,599 million euro);
  - non-hedge derivatives in the investment portfolio (461 million euro).

Internal deals

Categories	Hedging		Trading	
	purchases	sales	purchases	sales
Purchases/sales of currency	3,330	3,057	3,057	3,330
Derivative contracts with exchange of underlying asset	1,257	1,194	1,194	1,257
Derivative contracts without exchange of underlying asset	33,486	24,751	24,751	33,486

Off-balance sheet hedges as at 31st December 2004 presented unaccounted capital losses of 163 million euro. The aforementioned values referred to hedging of issued bonds and mortgages and hedging of unlisted securities in the investment and trading portfolio valued with the criterion of the lower between cost and market value.

10.6 Credit derivatives outstanding

	Trading	Banking
1. Protection purchases	31,309	3,794
1.1 physical settlement	19,651	174
- *credit default swaps*	*19,284*	*149*
- *credit default options*	*367*	-
- *credit-linked notes/loans*	-	*25*
1.2 cash settlement	11,658	3,620
- *credit default swaps*	*10,692*	*3,615*
- *credit default options*	*100*	-
- *credit-linked notes/loans*	-	-
- *total return swaps*	*866*	*5*
2. Protection sales	38,264	500
2.1 physical settlement	21,463	257
- *credit default swaps*	*21,463*	*18*
- *credit default options*	-	-
- *credit-linked notes/loans*	-	*239*
2.2 cash settlement	16,801	243
- *credit default swaps*	*16,190*	*228*
- *credit default options*	-	-
- *credit-linked notes/loans*	*94*	*15*
- *total return swaps*	*517*	-
Total	69,573	4,294

SECTION 11 - CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large credit risks

a) Amount	2,181
b) Number	1

Large credit risks referred to exposures, in excess of 10% of the shareholders' equity for supervisory purposes, to "related groups of customers", weighted according to supervisory instructions in force.

11.2 Breakdown of loans to customers by borrower's economic sector

a) Governments	791
b) Other public entities	2,325
c) Non-financial companies	48,095
d) Financial institutions	19,598
e) Family-run businesses	6,664
f) Other	25,441
Total	102,914

Credit derivatives: distribution of guarantees received by principal sector of counterparty

	Trading transactions	Other transactions
a) Governments	-	-
b) Other public entities	-	-
c) Banks	13,071	315
d) Non-financial companies	-	15
e) Financial institutions	18,238	3,464
f) Family-run businesses	-	-
g) Other	-	-
Total	31,309	3,794

11.3 Breakdown of loans to resident non-financial companies and family-run businesses

a) Other services	15,216
b) Wholesale and retail trade, recovery and repairs	7,891
c) Construction and public works	5,848
d) Energy products	1,918
e) Textiles, leather and footwear, clothing	1,930
f) Other sectors	18,178
Total	50,981

11.4 Breakdown of guarantees given by counterparty sector

a) Governments	-
b) Other public entities	113
c) Banks	3,787
d) Non-financial companies	13,643
e) Financial institutions	3,147
f) Family-run businesses	182
g) Other	352
Total	21,224

Credit derivatives: breakdown of guarantees given by category of "reference entity" (banking book)

a) Governments	-
b) Other public entities	-
c) Banks	175
d) Non-financial companies	232
e) Financial institutions	93
f) Family-run businesses	-
g) Other	-
Total	500

11.5 Assets and liabilities: breakdown by Country

Captions/Countries	Italy	Other EU Countries	Other Countries	Total
1. Assets				
1.1 due from banks	23,005	11,862	1,655	36,522
1.2 loans to customers	96,113	3,331	3,470	102,914
1.3 securities	9,783	9,857	7,607	27,247
Total	128,901	25,050	12,732	166,683
2. Liabilities				
2.1 due to banks	7,316	10,258	9,846	27,420
2.2 due to customers	67,983	2,216	4,569	74,768
2.3 securities issued	49,901	2,122	970	52,993
2.4 other	6,385	-	2,877	9,262
Total	131,585	14,596	18,262	164,443
3. Guarantees and commitments	27,629	25,756	27,479	80,864

11.6 Assets and liabilities: breakdown by maturity

Captions/Residual life	Specified maturity							Unspecified maturity	Total
	on demand	up to 3 months	between 3 and 12 months	between 1 and 5 years		over 5 years			
				fixed rate	floating rate	fixed rate	floating rate		
1. Assets									
1.1 treasury bills eligible for refinancing	-	211	3	1,577	5	488	81	-	2,365
1.2 due from banks	5,735	13,072	6,157	742	7,405	100	2,776	534	36,522
1.3 loans to customers	20,643	14,871	13,557	9,629	16,653	6,118	15,151	2,076	102,914
1.4 bonds and other debt securities	104	4,050	4,647	3,068	4,784	2,501	4,543	-	23,492
1.5 off-balance sheet transactions	98,871	387,813	216,507	127,738	38,755	56,749	1,503	-	927,529
Total	**125,351**	**419,968**	**241,291**	**142,954**	**66,804**	**65,450**	**28,394**	**2,610**	**1,052,822**
2. Liabilities									
2.1 due to banks	6,413	15,250	2,996	103	517	38	1,673	-	27,420
2.2 due to customers	64,615	9,148	352	51	225	1,002	44	-	74,768
2.3 securities issued									
– bonds	1,221	1,920	3,914	4,165	27,517	1,777	7,391	-	47,304
– certificates of deposit	46	3,351	566	312	134	-	10	-	4,349
– other securities	538	2	-	-	-	-	-	-	540
2.4 subordinated liabilities	124	114	190	5,160	2,453	899	2,273	-	9,212
2.5 off-balance sheet transactions	88,534	388,305	237,370	116,900	37,887	55,788	1,575	-	925,034
Total	**161,291**	**419,060**	**245,268**	**124,591**	**68,733**	**57,504**	**12,980**	**-**	**1,089,427**

11.7 Assets and liabilities denominated in foreign currencies

a) Assets	
1. due from banks	4,092
2. loans to customers	5,594
3. securities	9,229
4. equity investments	106
5. other	35
Total	19,056
b) Liabilities	
1. due to banks	9,464
2. due to customers	6,608
3. securities issued	4,166
4. other	831
Total	21,069

After the close of the year no significant effects were determined by changes in the foreign exchange rates of the main currencies in which the Bank operates.

11.8 Securitisations

Securities portfolio deriving from securitisations

	Book value	Market value
Investment portfolio	157	157
Senior	–	–
Mezzanine	157	157
Junior	–	–
Trading portfolio	4,603	4,612
Senior	4,211	4,216
Mezzanine	330	331
Junior	62	65
Total	**4,760**	**4,769**
Senior	4,211	4,216
Mezzanine	487	488
Junior	62	65

Breakdown of securitised assets by type of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
Securities	1,154	5	2	1,161
Public sector financing	819	-	-	819
Social security benefits	469	-	-	469
Mortgages	313	99	39	451
Loans	224	90	21	335
Personal loans	322	-	-	322
Credit card loans	97	179	-	276
Land, industrial and public entities mortgages(*)	199	-	-	199
Various assets	73	71	-	144
Leasing	72	5	-	77
Credit derivatives	27	9	-	36
Synthetic CDOs	30	-	-	30
Loans and revolving credit facilities	-	29	-	29
Sub-total	3,799	487	62	4,348
Portfolio of 40 investment grade ABS securities subject to unitary management(**):				
ABS of ABS	18			18
CDO Collateralized Debt Obligation	150			150
CLO Collateralized Loan Obligation	44			44
Home equity line of credit	49			49
Mortgages	125			125
Loans	26			26
Sub-total	412	-	-	412
Total	4,211	487	62	4,760

(*) Securities originated in 2001 by the special purpose vehicles Diocleziano and Augusto for which the following details must be noted.

The agreements concluded by BCI and Unicredito with the purchasers of Fonspa, provided for the securitisation, via a special purpose vehicle, of a portfolio of land, residential, industrial and public entities loans, classified as performing. In compliance with the aforementioned agreements, Fonspa sold such loans to the company *Colombo* which, in turn identified two portions of the portfolio, that were sold to two other special purpose vehicles, named *Diocleziano* and *Augusto*. The latter proceeded – pursuant to Law 130/99 – to the issue of securities related to the underlying loans.

In particular, *Diocleziano* securitised land, industrial and public entities loans, while *Augusto* securitised residential mortgages which complied with the requirements set out by the Bank of Italy to achieve a weight of 50%.

Banca Intesa held in portfolio, as at 31st December 2004, securities issued by *Diocleziano* and *Augusto* for a total net value of 199 million euro.

(**) 99.3% protection of the credit risk of this portfolio has been acquired from a banking counterparty.

Breakdown of securitised assets by quality of underlying asset

	Securities portfolio - Book value			
	Senior	Mezzanine	Junior	Total
a) Originated underlying assets	3	192	39	234
doubtful loans	3	99	31	133
substandard loans	-	-	-	-
other	-	93	8	101
b) Third party underlying assets	4,208	295	23	4,526
doubtful loans	2	5	-	7
substandard loans	-	-	-	-
other	4,206	290	23	4,519
Total	4,211	487	62	4,760

Securitised assets underlying Junior securities

	Originated	Third party	Total
Doubtful loans	207	-	207
Substandard loans	-	-	-
Other	159	377	536
Total	366	377	743

Subordinated loans (related to securitisations)

	Special purpose vehicles	Amount
Originated underlying assets – other	Intesa Sec 2	99
Third party underlying assets – other	Colombo	6
Total		105

Adjustments/Write-backs to securities portfolio deriving from securitisations

	Adjustments	Write-backs
Senior	(8)	12
Mezzanine	(1)	1
Junior	(1)	1
Total	(10)	14

Equity stakes in special purpose vehicles

Name	Registered office	Stake
Intesa Lease Sec.	Milano	60%
Intesa Sec.	Milano	60%
Intesa Sec. 2	Milano	60%
Intesa Sec. Npl	Milano	60%
Intesa Sec. Npl 2	Milano	60%
Augusto	Milano	5%
Colombo	Milano	5%
Diocleziano	Milano	5%

Servicer activities - Collections in the year

Servicer	Special purpose vehicles	Securitised assets	Amount
Intesa	Intesa Sec.	Performing mortgages	74
Intesa	Intesa Sec. 2	Performing residential mortgages	375
Total			449

The figures in the previous tables include 11 bonds related to securitisations originated by Banca Intesa, which are listed in detail below:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Mortgages									
Intesa Sec. Class C							8	11	-
Doubtful mortgages									
Intesa Sec. Npl Class A	3	3							
Intesa Sec. Npl Class C				5	5				
Intesa Sec. Npl Class D				93	93	1			
Intesa Sec. Npl Class E							31	31	1
Loans and revolving credit facilities									
Vela Synthetic Class D1				24	24	-			
Vela Synthetic Class D2				4	4				
Vela Synthetic Class E4				2	2				
Asset Backed Securities and Collateralised Debt Obligations									
Vespucci Class A				29	29	-			
Vespucci Class B				15	15				
Vespucci Class C				20	20		-	-	-
Total	3	3	-	192	192	1	39	42	1

The most significant securities held as investor refer to the following issues:

Securities/Underlying assets	Senior			Mezzanine			Junior		
	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs	book value	market value	adjustments/ write-backs
Land, industrial and public entities mortgages									
Augusto Class A1	17	17	-						
Augusto Class A2	41	41	-						
Diodez and Class A2	141	141	-						
Credit card loans									
Citibank Credit Card Class C1				73	73				
Social security benefits									
Soc. Cart. Crediti INPS Series 5	97	97							
Soc. Cart. Crediti INPS Series 5A	150	150							
Soc. Cart. Crediti INPS Series 6	61	61							
Soc. Cart. Crediti INPS Series 8	165	162							
Loans									
Eryx	52	52							
Costantinus Eaton Vance							17	17	
Public sector financing									
Allgemeine Hypobank Rheinboden	240	240							
Bayerische Hypovereinsbank	52	52	(1)						
Depfa Acs Bank	52	52	7						
Hypo Real Estate Bank	91	91	(2)						
Hypothekenbank in Essen	384	384							
Mortgages									
Banco Bilbao Vizcaya Argentaria	104	104	5						
Banesto	49	52							
Personal loans									
SCIC 1 A2	112	112							
SCIC 1 A3	72	73							
SCIC 1 A4	137	137							
Securities									
ACA	147	147							
Callidus Debt Partners Class A	49	49							
Duchess Class A2	179	179							
Landmark	65	65							
Rhodium	236	236							
Saturn Ventures	126	126							
Smiti	175	175							
Sub-Total	3,029	3,033	4	73	73	-	17	17	-
Portfolio of 40 investment grade ABS securities subject to unitary management	412	412	-	-	-	-	-		
Total	3,441	3,445	4	73	73	-	17	17	-

With the exclusion of securities listed above, the rest of the securities portfolio related to securitisations amounted to 995 million euro broken down in 89 securities.

Activities as arranger

In 2004 Banca Intesa acted as arranger in the following operations originated by third parties:

1. Securitisation of loans deriving from leasing contracts originated by Intesa Leasing S.p.A. The operation, launched at the end of 2003, was organised by Banca Intesa as sole arranger. Amount of securities issued: 1,495 million euro.

2. Securitisation of loans deriving from loans guaranteed by the transfer of one fifth of salaries granted by IBL Banca SpA. The operation was organised by Banca Intesa as sole arranger and privately placed. Amount of securities issued: 77 million euro.

3. Securitisation of health sector receivables from the ASL of the Lazio Region. The operation was organised by Banca Intesa as joint arranger with UBS. Amount of securities issued: 518 million euro.

4. Securitisation of trade receivables of two companies belonging to the Fila group. The operation was organised by Banca Intesa as sole arranger and privately placed. Amount of securities issued: 36 million euro.

5. Securitisation of INPS contribution receivables. The operation was organised by Banca Intesa as joint arranger with JP Morgan and CSFB. Amount of securities issued: 3,550 million euro.

6. Second *tranche* of a securitisation of trade receivables of Ducati Motor Holding. The operation was organised by Banca Intesa as sole arranger and privately placed. Amount of securities issued: 10 million euro.

Operations originated in 2004

In 2004 Banca Intesa originated a synthetic securitisation operation on a portfolio of Asset Backed-Securities ("ABS") and Collateralised Debt Obligations ("CDOs") all with AAA/Aaa rating for a total nominal amount of 2 billion euro, called **Vespucci Investments 2004-1 Plc.** ("Vespucci").

This operation has an arbitrage objective and is aimed at managing trading in structured credit products in addition to creating a benefit equal to the differential between the return of the underlying portfolio and the cost of the relative coverage.

The operation involved the issue on the market of securities amounting to 140 million euro sold to institutional investors.

The portfolio securitised in this operation is made up of 40 ABS (85% of the total portfolio) all with AAA/Aaa rating and 5 *tranches* with AAA/Aaa [1] rating of CDO (15% of the total portfolio).

The composition of the underlying portfolio is the following:

- 36.125% Residential Mortgage-Backed Securities ("RMBS") with rating AAA/Aaa
- 27.625% Consumer ABS with rating AAA/Aaa
- 15.000% Single *tranches* of CDOs with rating AAA/Aaa
- 14.875% Commercial Mortgage-Backed Securities ("CMBS") with rating AAA/Aaa
- 6.375% Commercial ABS with rating AAA/Aaa

[1] Implicit rating given by S&Ps.

With this operation Banca Intesa bought protection from Vespucci Investment 2004-1 Plc., a Special Purpose Entity ("SPE") domiciled in Ireland, on the losses on the portfolio exceeding the first 1.2%, up to a maximum of 8.2% of the total loss. The residual part of the risk will be managed by Banca Intesa in unfunded form with credit default swaps.

At the same time, the SPE securitised such credit risks by issuing Notes for a total value of 140 million euro which have been sold to institutional investors broken down in the following *tranches*:

- Class A Notes (AAA/Aaa): 80 million euro (4.20%) with a return of Euribor + 60 basis points p.a.
- Class B Notes (AAA/Aaa): 40 million euro (2.00%) with a return of Euribor + 90 basis points p.a.
- Class C Notes (AA+/Aa1): 20 million euro (1.00%) with a return of Euribor + 140 basis points p.a.

In the operation Banca Intesa acted as Originator and Sole Arranger. The subsidiary Banca Caboto was Sole Bookrunner/Lead Manager.

SECTION 12 - MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Dealing in securities

During 2004 no dealing in securities on behalf of third parties was carried out by the Bank, but solely purchases and sales on own behalf and acceptance of trading instructions.
It must be noted that in 2004 the countervalue of purchase instructions was 18,928 million euro for securities and 19,316 million euro for financial derivatives; countervalue of sales instructions was 15,211 million euro and 19,579 million euro, respectively.

12.2 Portfolio management

1. *Securities issued by the reporting bank*	177
2. *Other securities*	17,552
Total	17,729

The figure is net of cash equivalents on individual portfolio schemes which amounted to 364 million euro.
Considering individual management schemes delegated by other banks, portfolio management totalled 558 million euro.
Banca Intesa does not provide any guaranteed portfolio management schemes.

12.3 Custody and administration of securities

a) Third parties securities held in deposit (excluding individual portfolio management schemes)	393,251
1. *Securities issued by the reporting bank*	*36,828*
2. *Other securities*	*356,423*
b) Third parties securities deposited with third parties	322,048
c) Portfolio securities deposited with third parties	28,866

12.4 Collection of receivables on behalf of third parties: adjustments to assets and liabilities

a) **Debit**	23,105
1. *current accounts*	*358*
2. *non-matured loan portfolio*	*16,220*
3. *cash*	*4*
4. *other accounts*	*6,523*
b) **Credit**	23,164
1. *current accounts*	*1,224*
2. *third party bills and documents*	*21,940*
3. *other accounts*	-

12.5 Other transactions

Other banks' participation in syndicated loans	
- cash loans	14,995
- guarantees and commitments	1,499
Total	16,494
Trading on behalf of third parties	73,684

Part C - Information regarding the Parent Company's statement of income

SECTION 1 - INTEREST

1.1 Breakdown of caption 10 "Interest income and similar revenues"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On amounts due from banks	997	1,048	-51	-4.9	1,085
including					
- deposits with central banks	*32*	*37*	*-5*	*-13.5*	*37*
b) On loans to customers	4,551	5,245	-694	-13.2	5,245
including					
- loans using public funds under administration	-	-	-		-
c) On debt securities	880	702	178	25.4	702
d) Other interest income	35	24	11	45.8	24
e) Positive differentials on hedge transactions	-	-	-		-
Total caption 10 Statement of income	6,463	7,019	-556	-7.9	7,056
Additional Return (transfer from caption 70 to caption 10)	2	-	2		-
Total caption 10 Reclassified statement of income	6,465	7,019	-554	-7.9	7,056

1.2 Breakdown of caption 20 "Interest expense and similar charges"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On amounts due to banks	728	889	-161	-18.1	889
b) On amounts due to customers	638	943	-305	-32.3	943
c) On securities issued	1,470	1,490	-20	-1.3	1,490
including					
- on certificates of deposit	*159*	*182*	*-23*	*-12.6*	*182*
d) On public funds under administration	-	-	-		-
e) On subordinated liabilities	432	476	-44	-9.2	476
including					
- represented by securities	*334*	*401*	*-67*	*-16.7*	*401*
f) Negative differentials on hedge transactions	201	230	-29	-12.6	230
Total caption 20 Statement of income	3,469	4,028	-559	-13.9	4,028
Amounts reclassified in caption 30 with economically-related income and charges	-87	-88	-1	-1.1	-88
Total caption 20 Reclassified statement of income	3,382	3,940	-558	-14.2	3,940

The difference between interest expense on amounts due to customers (letter b) and the analogous "including on deposits from customers" of caption 20 of the statement of income was reclassified for 62 million euro. The difference between interest expense on securities issued (letter c) and "including on securities issued" of caption 20 of the statement of income was reclassified for 334 million euro in (letter e) interest expense on subordinated liabilities and for 76 million euro, relative to bonds underwritten by subsidiary banks in (letter a) "interest expense on amounts due to banks".

1.3 Analysis of caption 10 "Interest income and similar revenues"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On foreign currency assets	644	687	−43	−6.3	687

1.4 Analysis of caption 20 "Interest expense and similar charges"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) On foreign currency liabilities	459	495	−36	−7.3	495

Net interest: reconciliation with the reclassified statement of income

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Total interest income	6,463	7,019	−556	−7.9	7,056
Total interest expense	−3,469	−4,028	−559	−13.9	−4,028
Net interest	2,994	2,991	3	0.1	3,028
Amounts related to interest expense reclassified in caption 30 with economically-related income and charges	87	88	−1	−1.1	88
Additional Return (transfer from caption 70 to caption 10)	2	-	2	-	-
Net interest income Reclassified statement of income	3,083	3,079	4	0.1	3,116

Breakdown of caption 30 "Dividends and other revenues"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Dividends accrued	293	482	-189	-39.2	482
- *Cassa di Risparmio di Parma e Piacenza*	*85*	*40*	*45*		*40*
- *Intesa Mediofactoring*	*25*	*25*	-	-	*25*
- *Banca Popolare FriulAdria*	*31*	*26*	*5*	*19.2*	*26*
- *Intesa Real Estate*	*30*	-	*30*		-
- *Setefi*	*23*	*20*	*3*	*15*	*20*
- *Intesa Investimenti*	*21*	*24*	*-3*	*-12.5*	*24*
- *Intesa Casse Centro*	*21*	*20*	*1*	*5.0*	*20*
- *Banca Intesa (France)*	*20*	*9*	*11*	*9*	
- *Intesa Leasing*	*11*	*25*	*-14*	*-56.0*	*25*
- *Cassa di Risparmio di Biella e Vercelli*	*10*	*7*	*3*	*42.9*	*7*
- *Intesa Bank Ireland Plc*	*9*	*16*	*-7*	*-43.8*	*16*
- *Finanziaria Banca di Trento e Bolzano*	*4*	-	*4*		*4*
- *Intesa Riscossione Tributi*	-	*89*	*-89*		*89*
- *Caboto Sim*	-	*65*	*-65*		*65*
- *Banca Intesa Mediocredito*	-	*40*	*-40*		*40*
- *Intesa Holding Asset Management SGR*	-	*35*	*-35*		*35*
- *Nextra Investment Management SGR*	-	*17*	*-17*		*17*
- *Magazzini Generali Fiduciari Cariplo*	-	*16*	*-16*		*16*
- *other equity investments*	*3*	*8*	*-5*	*-62.5*	*4*
Dividends collected	392	259	133	51.4	332
- *dividends on shares*	*242*	*168*	*74*	*44.0*	*216*
- *Intesa Investimenti*	*65*	-	*65*		-
- *Banco Comercial Portugues*	*14*	*11*	*3*	*27.3*	*11*
- *Lazard & Co.*	*13*	-	*13*		-
- *Banca d'Italia*	*10*	*9*	*1*	*11.1*	*15*
- *Assicurazioni Generali*	*6*	*5*	*1*	*20.0*	-
- *Comit Investments*	*4*	*5*	*-1*	*-20.0*	-
- *Banco Sudameris Brasil*	-	*28*	*-28*		*28*
- *Intesa Holding Asset Management SGR*	-	*8*	*-8*		*12*
- *Assiba*	-	*6*	*-6*		*9*
- *Other companies*	*38*	*19*	*19*		*41*
Total caption 30 Statement of income	685	741	-56	-7.6	814
Dividends on structured share portfolio (transfer to caption 60)	-230	-85	145		-115
Differentials on economically-related hedge transactions connected to "dividends" on shares (transfer to caption 20)	-87	-88	-1	-1.1	-88
Total caption 30 Reclassified statement of income	368	568	-200	-35.2	611

File No. 82-35020

SECTION 2 - COMMISSIONS

2.1 Breakdown of caption 40 "Commission income"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
a) Guarantees given	117	125	-8	-6.4	125
b) Credit derivatives	3	4	-1	-25.0	4
c) Management, dealing and consultancy services	1,007	911	96	10.5	911
1. dealing in securities	-	-	-		-
2. dealing in currencies	36	43	-7	-16.3	43
3. portfolio management	78	84	-6	-7.1	84
3.1 individual	78	84	-6	-7.1	84
3.2 collective	-	-	-		-
4. custody and administration of securities	64	66	-2	-3.0	66
5. depositary bank	81	82	-1	-1.2	82
6. placement of securities	457	441	16	3.6	441
7. acceptance of trading instructions	61	59	2	3.4	59
8. consultancy services	2	1	1		1
9. distribution of third party services	228	135	93	68.9	135
9.1 portfolio management	19	18	1	5.6	18
9.1.1 individual	19	18	1	5.6	18
9.1.2 collective	-	-	-		-
9.2 insurance products	185	93	92	98.9	93
9.3 other products	24	24	-	-	24
d) Collection and payment services	257	295	-38	-12.9	295
e) Servicing related to securitisations	2	2	-	-	2
f) Tax collection services	-	-	-		-
g) Other services	946	945	1	0.1	945
- fees on current accounts	503	512	-9	-1.8	512
- fees on credit and debit cards	177	171	6	3.5	171
- recovery of expenses for communications with customers	46	47	-1	-2.1	47
- medium- and long-term lending and project financing transactions	99	104	-5	-4.8	104
- other	121	111	10	9.0	111
Total	2,332	2,282	50	2.2	2,282

2.2 Analysis of caption 40 "Commission income" "Distribution channels of products and services offered"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
a) Group branches	757	652	105	16.1	652
1. portfolio management(*)	72	76	-4	-5.3	76
2. placement of securities	457	441	16	3.6	441
3. third party services and products	228	135	93	68.9	135
b) "Door-to-door" sales	-	-	-		-
1. portfolio management	-	-	-		-
2. placement of securities	-	-	-		-
3. third party services and products	-	-	-		-
Total	757	652	105	16.1	652

(*) The amount does not include commissions recognised by Nextra Investment Management on delegated individual portfolio management schemes and reversed to the Saving banks belonging to Intesa Holding Centro.

File No. 82-35020

2.3 Breakdown of caption 50 "Commission expense"

	2004	2003 pro forma	Changes amount	Changes %	2003 not restated
a) Guarantees received	8	11	-3	-27.3	11
b) Credit derivatives	36	39	-3	-7.7	39
c) Management, dealing and consultancy services	70	54	16	29.6	54
1. dealing in securities	*16*	*14*	*2*	*14.3*	*14*
2. dealing in currencies	*3*	*4*	*-1*	*-25.0*	*4*
3. portfolio management	*10*	*11*	*-1*	*-9.1*	*11*
3.1 own customers	*4*	*3*	*1*	*33.3*	*3*
3.2 delegated	*6*	*8*	*-2*	*-25.0*	*8*
4. custody and administration of securities	*24*	*18*	*6*	*33.3*	*18*
5. placement of securities	*17*	*7*	*10*		*7*
6. "door-to-door" sale of securities, financial products and services	-	-	-		-
d) Collection and payment services	76	94	-18	-19.1	94
e) Other services	86	111	-25	-22.5	111
- fees on credit and debit cards	*50*	*53*	*-3*	*-5.7*	*53*
- relations with banks	*1*	*3*	*-2*	*-66.7*	*3*
- commissions paid to brokers for treasury transactions	*1*	*2*	*-1*	*-50.0*	*2*
- other	*34*	*53*	*-19*	*-35.8*	*53*
Total	276	309	-33	-10.7	309

SECTION 3 - PROFITS AND LOSSES ON FINANCIAL TRANSACTIONS

3.1 Breakdown of caption 60 "Profits (Losses) on financial transactions"

Captions/Transactions	2004			
	Securities	Currencies	Other	Total
A.1 Revaluations	463	xxx	–	463
A.2 Write-downs	–366	xxx	–	–366
B. Other profits (losses)	28	17	–17	28
Total caption 60 - Statement of income	125	17	–17	125
Dividends on structured share portfolio (transfer from caption 30)	230	–	–	230
Reclassification of transactions on securities (transfer to caption 180)	–	–	–	–
Reclassification of transactions on currencies (transfer to caption 190)	–	–	–	–
Total caption 60 Reclassified statement of income	355	17	–17	355

Captions/Transactions	2003 pro forma			
	Securities	Currencies	Other	Total
A.1 Revaluations	274	xxx	1,747	2,021
A.2 Write-downs	–151	xxx	–2,084	–2,235
B. Other profits (losses)	25	46	465	536
Total caption 60 - Statement of income	148	46	128	322
Dividends on structured share portfolio (transfer from caption 30)	85	–	–	85
Reclassification of transactions on securities (transfer to caption 180)	–35	–	–	–35
Reclassification of transactions on currencies (transfer to caption 190)	–	8	–	8
Total caption 60 Reclassified statement of income	198	54	128	380

Captions/Transactions	2003 not restated			
	Securities	Currencies	Other	Total
A.1 Revaluations	274	xxx	1,747	2,021
A.2 Write-downs	–151	xxx	–2,084	–2,235
B. Other profits (losses)	25	46	465	536
Total caption 60 - Statement of income	148	46	128	322
Dividends on structured share portfolio (transfer from caption 30)	115	–	–	115
Reclassification of transactions on securities (transfer to caption 180)	–35	–	–	–35
Reclassification of transactions on currencies (transfer to caption 190)	–	8	–	8
Total caption 60 Reclassified statement of income	228	54	128	410

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
1. Government bonds	77	17	60		17
2. Other debt securities	32	-57	89		-57
3. Shares, quotas and other forms of capital	335	181	154	85.1	181
4. Security derivatives	-89	87	-176		87
Total	355	228	127	55.7	228

SECTION 4 - ADMINISTRATIVE COSTS

4.1 Average number of employees by categories

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Managers	515	609	-94	-15.4	609
b) 3rd and 4th level officers	4,740	5,370	-630	-11.7	5,370
c) Other employees	25,892	27,960	-2,068	-7.4	27,960
Total	31,147	33,939	-2,792	-8.2	33,939

Number of employees by categories (figures as at 31st December)

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Managers	479	551	-72	-13.1	551
b) 3rd and 4th level officers	4,575	4,905	-330	-6.7	4,905
c) Other employees	24,919	26,864	-1,945	-7.2	26,864
Total	29,973	32,320	-2,347	-7.3	32,320

Breakdown of caption 80 "Administrative costs"

a) Payroll

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Payroll					
- *wages and salaries*	*1,404*	*1,486*	*-82*	*-5.5*	*1,486*
- *social security charges*	*396*	*419*	*-23*	*-5.5*	*419*
- *other*	*53*	*59*	*-6*	*-10.2*	*59*
- *termination indemnities*	*102*	*115*	*-13*	*-11.3*	*115*
- *pensions and similar commitments*	*74*	*77*	*-3*	*-3.9*	*77*
Total caption 80 a) Statement of income	2,029	2,156	-127	-5.9	2,156
Recovery of costs for seconded personnel (transfer from caption 70)	-28	-41	-13	-31.7	-41
Invoicing of costs for seconded personnel (transfer from caption 80b)	9	8	1	12.5	8
ISS effect on personnel costs (transfer from caption 80b)	-	-	-		-
Total caption 80 a) Reclassified statement of income	2,010	2,123	-113	-5.3	2,123

b) Other

	2004			2003 pro forma			Changes (a)/(b)		2003 not restated
	Direct costs	Charged to Intesa Sistemi e Servizi	Total (a)	Direct costs	Charged to Intesa Sistemi e Servizi	Total (b)	amount	%	
Taxes and duties									
– *stamp duties*	*142*	–	*142*	*154*	–	*154*	*–12*	*–7.8*	*154*
– *local taxes*	*15*	–	*15*	*16*	–	*16*	*–1*	*–6.3*	*16*
– *tax on stock exchange contracts*	*2*	–	*2*	*2*	–	*2*	–	–	*2*
– *other*	*42*	–	*42*	*39*	–	*39*	*3*	*8*	*39*
Total taxes and duties	201	–	201	211	–	211	–10	–4.7	211
Management of real estate assets	151	11	162	165	12	177	–15	–8.5	177
Expenses for consulting and professional fees	68	3	71	76	1	77	–6	–7.8	77
Expenses for outsourcing IT systems	–	177	177	–	134	134	43	32.1	134
Expenses for maintenance of IT systems	1	48	49	2	66	68	–19	–27.9	68
Training expenses and other personnel costs	53	2	55	62	2	64	–9	–14.1	64
Telephonic, teletransmission and transmission expenses	3	52	55	4	54	58	–3	–5.2	58
Transport and other connected services	38	1	39	42	–	42	–3	–7.1	42
Postal and telegraphic expenses	61	–	61	50	–	50	11	22.0	50
Rental of IT systems	–	54	54	–	58	58	–4	–6.9	58
Expenses for maintenance of furniture and machines	20	–	20	20	–	20	–	–	20
Lighting, central heating and air conditioning	37	2	39	42	2	44	–5	–11.4	44
Expenses for other third-party services	11	22	33	11	23	34	–1	–2.9	34
Services received from Group companies	37	2	39	48	2	50	–11	–22.0	50
Advertising and promotional expenses	64	–	64	30	–	30	34		30
Security services	25	1	26	25	1	26	–	–	26
Legal expenses	39	–	39	37	–	37	2	5.4	37
Printing, stationery, consumables and publications	20	–	20	23	–	23	–3	–13.0	23
Cleaning expenses	22	1	23	25	1	26	–3	–11.5	26
Insurance premiums	17	1	18	22	1	23	–5	–21.7	23
Expenses for data storage and document processing outsourcing services	17	–	17	19	–	19	–2	–10.5	19
Information expenses	14	–	14	17	–	17	–3	–17.6	17
Other rentals	13	–	13	15	–	15	–2	–13.3	15
Compensation to Directors and Statutory Auditors	3	–	3	3	–	3	–	–	3
Invoicing of costs of Intesa Sistemi Servizi	675	–675	–	693	–693	–	–		–
Others:	24	–7	17	25	–	25	–8	–32.0	25
Payroll(*)	–	*73*	*73*	–	*81*	*81*	*–8*	*–9.9*	*81*
Depreciation(*)	–	*232*	*232*	–	*255*	*255*	*–23*	*–9.0*	*255*
Total caption 80 b) Statement of income	1,614	–	1,614	1,667	–	1,667	–53	–3.2	1,667
Gross returns on investment of the allowances for pensions	(2)	–	(2)	(2)	–	(2)	–	–	(2)
Allocation of net returns on investment of the allowances for pensions	2	–	2	2	–	2	–	–	2
Recovery of costs for seconded personnel (to caption 80a)	–9	–	–9	–8	–	–8	1	12.5	–8
Total caption 80 b) Reclassified statement of income	1,605	–	1,605	1,659	–	1,659	–54	–3.3	1,659

(*) Captions include estimated Intesa Sistemi e Servizi's estimated personnel costs and depreciation.

In the table above the services invoiced by Intesa Sistemi e Servizi (675 million euro in 2004 and 693 million euro in 2003) are recorded in expense captions considering the service rendered; the internal costs of the same company, namely personnel costs and depreciation, are also included.

SECTION 5 - ADJUSTMENTS, WRITE-BACKS AND PROVISIONS

Breakdown of caption 65 "Gross returns on investment of the allowances for pensions and similar commitments"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Interest income and similar revenues	2	2	-	-	2
Dividends and other revenues	-	-	-		-
Total	2	2	-	-	2

Breakdown of caption 85 "Allocation of net returns on investment of the allowances for pensions and similar commitments"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Allocation of its net income to the "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo"	2	2	-	-	2
Total	2	2	-	-	2

Breakdown of caption 90 "Adjustments to fixed assets and intangibles"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Intangibles					
– *improvement to rented assets*	*18*	*18*	–	–	*18*
– *goodwill*	*4*	*9*	*-5*	*-55.6*	*9*
– *charges for legal entity changes*	–	*6*	*-6*		*6*
– *charges for share capital increase*	*1*	*2*	*-1*	*-50.0*	*2*
– *software*	*2*	*3*	*-1*	*-33.3*	*3*
– *other*	*1*	*1*	–	–	*1*
	26	39	-13	-33.3	39
b) Fixed assets					
– *real estate*	*53*	*62*	*-9*	*-14.5*	*62*
– *machines and equipment*	*28*	*25*	*3*	*12.0*	*25*
– *furniture and fittings*	*13*	*12*	*1*	*8.3*	*12*
	94	99	-5	-5.1	99
Total caption 90 Statement of income	120	138	-18	-13.0	138

Breakdown of caption 100 "Provisions for risks and charges"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Provisions to cover					
– *legal disputes*	78	15	63		15
– *amounts reclaimed*	15	–	15		–
– *counterparty risk in financial derivatives*	5	1	4		1
– *future charges on equity investments*	7	12	–5	–41.7	12
– *other*	6	36	–30	–83.3	36
Total	111	64	47	73.4	64
Reclassification for transfer to extraordinary charges (transfer to caption 190)	–5	–	5		–
Total	106	64	42	65.6	64

5.1 Breakdown of caption 120 "Adjustments to loans and provisions for guarantees and commitments"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
a) Adjustments to loans	954	1,069	–115	–10.8	1,069
including					
– *adjustments to doubtful loans*	424	489	–65	–13.3	489
– *adjustments to substandard loans*	430	460	–30	–6.5	460
– *adjustments to restructured loans and loans under restructuring*	–	14	–14		14
– *lump-sum adjustments for Country risk*	6	23	–17	–73.9	23
– *other lump-sum adjustments*	94	83	11	13.3	83
b) Provisions for guarantees and commitments	58	73	–15	–20.5	73
Total caption 120 Statement of income	1,012	1,142	–130	–11.4	1,142
Reclassification for transfer to extraordinary charges (transfer to caption 190)	–25	–	25		–
Reclassification for transfer from extraordinary income (transfer from caption 180)	–30	–	30		–
Total caption 120 – Reclassified statement of income	957	1,142	–185	–16.2	1,142

File No. 82-35020

Breakdown of caption 130 "Write-back of adjustments to loans and provisions for guarantees and commitments"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Write-back of adjustments to loans written down in previous years	259	338	-79	-23.4	338
including					
- write-back of adjustments to doubtful loans	*67*	*143*	*-76*	*-53.1*	*143*
- write-back of adjustments to substandard loans	*127*	*163*	*-36*	*-22.1*	*163*
- write-back of adjustments to restructured loans and loans under restructuring	*49*	*1*	*48*		*1*
- lump-sum write-back for Country risk	*15*	*10*	*5*	*50.0*	*10*
- other lump-sum write-backs	*1*	*21*	*-20*	*-95.2*	*21*
Write-back to provisions for guarantees and commitments	20	41	-21	-51.2	41
Total caption 130 Statement of income	279	379	-100	-26.4	379

Breakdown of caption 140 "Provisions for possible loan losses"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Provisions in the period					
- principal					
- overdue interest	-	-	-		-
Total	-	-	-		-

Breakdown of caption 150 "Adjustments to financial fixed assets"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Adjustments to					
- equity investments in Group companies	130	234	-104	-44.4	234
- other equity investments	22	85	-63	-74.1	85
- investment portfolio	-	-	-		-
Total	152	319	-167	-52.4	319

Breakdown of caption 160 "Write–back of financial fixed assets"

	2004	2003 pro forma	Changes		2003 not restated
			Amount	%	
Write–backs on					
– equity investments in Group companies	269	60	209		60
– other equity investments	16	1	15		1
– investment portfolio	–	–	–		–
Total	285	61	224		61

SECTION 6 - OTHER STATEMENT OF INCOME CAPTIONS

6.1 Breakdown of caption 70 "Other operating income"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Recovery of taxes and duties	170	167	3	1.8	167
Recovery for services rendered to Group companies	38	25	13	52.0	25
Recovery of costs for seconded personnel	28	41	-13	-31.7	41
Recovery of legal expenses	12	8	4	50.0	8
Options exercised relative to index-linked securities	11	29	-18	-62.1	29
Rentals and recovery of expenses	11	14	-3	-21.4	14
Recovery of insurance costs	4	7	-3	-42.9	7
Income on securitisations	4	4	-	-	4
Capital gains on disposal of merchant banking equity investments	2	28	-26	-92.9	28
Income on loan sales	-	30	-30		30
Other operating income	19	26	-7	-26.9	26
Total caption 70 Statement of income	299	379	-80	-21.1	379
Recovery of costs for seconded personnel (transfer to caption 80a)	-28	-41	-13	-31.7	-41
Additional Return (transfer to caption 10)	-2	-	2		-
Total caption 70 Reclassified statement of income	269	338	-69	-20.4	338

6.2 Breakdown of caption 110 "Other operating expenses"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Options exercised relative to index-linked securities	11	29	-18	-62.1	29
Charges on fiscal consolidation	4	-	4		-
Capital gains on disposal of merchant banking equity investments	-	10	-10		10
Charges on hedge equity swaps	-	7	-7		7
Charges on securitisation of mortgaged loans	-	1	-1		1
Leasing	-	1	-1		1
Charges for advance termination of hedging derivatives	-	9	-9		9
Other	1	1	-	-	1
Total	16	58	-42	-72.4	58

6.3 Breakdown of caption 180 "Extraordinary income"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Out-of-period income and amounts not payable:					
– *cheques prescribed*	*31*	*23*	*8*	*34.8*	*23*
– *amounts not payable due to suppliers*	*16*	*4*	*12*		–
– *reimbursements from suppliers*	*3*	*15*	*–12*	*–80.0*	*15*
– *adjustments to commissions/charges*	*5*	*10*	*–5*	*–50.0*	*10*
– *reversal of the allowance for risks and charges*	*30*	–	*30*		–
– *deferred tax assets generated in previous periods*	*23*	–	*23*		–
– *reimbursement of taxes and interest of previous years*	*12*	*20*	*–8*	*–40.0*	*20*
– *other*	*89*	*20*	*69*		*24*
	209	92	117		92
Capital gains on the sale of equity investments	40	373	–333	–89.3	373
Reversal of accelerated depreciation on "elimination of registrations for purely fiscal purposes"	44	–	44		–
Capital gains on sale of other assets					
– *real estate assets*	*23*	*257*	*–234*	*–91.1*	*257*
– *branches*	*7*	–	*7*		–
– *other assets*	*1*	*1*	–	–	*1*
	31	258	–227	–88.0	258
Capital gains on own shares	–	361	–361		361
Positive differentials on hedge derivative contracts	–	70	–70		70
Valuation of commitment for the sale of Carinord 2		31	–31		31
Capital gains on the sale of investment securities	–	17	–17		17
Total caption 180 Statement of income	324	1,202	–878	–73.0	1,202
Reclassification securities transactions (transfer from caption 60)	–	35	–35		35
Reclassification for deferred taxation accelerated depreciation (transfer from caption 190)	–17	–	17		–
Reclassification to adjustments for reversal of risks and charges (transfer to caption 120)	–30	–	30		–
Total caption 180 – Reclassified statement of income	277	1,237	–960	–77.6	1,237

6.4 Breakdown of caption 190 "Extraordinary charges"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
Charges for corporate reorganisation and charges on sale of equity investments	277	129	148		129
Solidarity allowance as per Ministerial Decree 158/2000	55	250	–195	–78.0	250
Losses on sale of equity investments	1	144	–143	–99.3	144
Negative differentials on hedge derivative contracts	–	103	–103		103
Out-of-period expense and amounts not collectable					
– *adjustments to commission expense/charges*	*11*	*38*	*–27*	*–71.1*	*38*
– *out-of-period invoices and payments*	*15*	*21*	*–6*	*–28.6*	*21*
– *items to be reconciliated*	*2*	*5*	*–3*	*–60.0*	*5*
– *burglaries and robberies*	*6*	*4*	*2*	*50.0*	*4*
– *payment cheques prescribed*	*2*	*–*	*2*		*–*
– *other*	*39*	*30*	*9*	*30.0*	*30*
	75	98	–23	–23.5	98
Charges for litigations and provisions for customer restoration	11	54	–43	–79.6	54
Deferred taxation due to regulatory changes	18	–	18		–
Allowance for deferred taxation on accelerated depreciation	17	–	17		–
Losses on sale of assets	–	1	–1		1
Total caption 190 Statement of income	**454**	**779**	**–325**	**–41.7**	**779**
Reclassification for transfer from Adjustments (transfer from caption 120)	25	–	25		[illegible]
Transfer to Extraordinary income "Allowance for deferred taxation" (transfer to caption 180)	–17	–	17		–
Reclassification for transfer from "Provisions for risks and charges" (transfer from caption 100)	5	–	5		–
Reclassification of transactions in foreign currencies to hedge sale of equity investments (transfer from caption 60)	–	8	–8		8
Total caption 190 Reclassified statement of income	**467**	**787**	**–320**	**–40.7**	**787**

6.5 Breakdown of caption 220 "Income taxes"

	2004	2003 pro forma	Changes		2003 not restated
			amount	%	
1. Current taxes (–)	–215	–315	–100	–31.7	–425
2. Changes in deferred tax assets (+/–)	–197	–346	–149	–43.1	–346
3. Changes in deferred tax liabilities (–/+)	14	295	–281	–95.3	295
4. Income taxes for the period (–1+/–2–/+3)	**–398**	**–366**	**32**	**8.7**	**–476**

SECTION 7 - OTHER INFORMATION REGARDING THE STATEMENT OF INCOME

7.1 Geographic breakdown of revenues

Revenues	Italy	Other EU Countries	Other Countries	Total
10 Interest income and similar revenues	5,850	417	196	6,463
30 Dividends and other revenues	679	4	2	685
40 Commission income	2,285	20	27	2,332
60 Profits (Losses) on financial transactions	149	-11	-12	126
70 Other operating income	291	7	1	299
Total	9,254	437	214	9,905

Income is broken down considering the Country of the branch which established the relation with the customer.

Part D - Other information

SECTION 1 - DIRECTORS AND STATUTORY AUDITORS

1.1 Compensation

a) Directors	3
b) Statutory Auditors	-

1.2 Loans and guarantees given

a) Directors	136
b) Statutory Auditors	-

Compensation paid to Banca Intesa's Directors and Statutory Auditors are indicated; compensation related to their post in Intesa Riscossione Tributi is also included (merged on 31st December 2004).

Compensation paid to Directors, Statutory Auditors and General Managers

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION			
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compen…
Giovanni BAZOLI	**BANCA INTESA S.p.A.**						
	Director and member Executive Committee	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	48,855	649		
	Chairman	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	775,000			
Giampio BRACCHI	**BANCA INTESA S.p.A.**						
	Director and member Executive Committee	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	47,850			
	Deputy Chairman	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	50,000			
	INTESA SISTEMI E SERVIZI S.p.A.						
	Director and Chairman	from 01/01/04 to 31/12/04	Approval of the Annual report 2004				77,469
René CARRON	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04 (*)	Approval of the Annual report 2006	30,600			
	Deputy Chairman	from 13/01/04 to 31/12/04 (*)	Approval of the Annual report 2006	77,363			
Jean LAURENT	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04 (*)	Approval of the Annual report 2006	30,900			
	Deputy Chairman	from 01/01/04 to 13/01/04 (*)	13th January 2004	2,858			
Luigi LUCCHINI	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 13/01/04 (*)	13th January 2004	1,072			
	Deputy Chairman	from 01/01/04 to 13/01/04 (*)	13th January 2004	2,858			
Corrado PASSERA	**BANCA INTESA S.p.A.**						
	Managing Director and Chief Executive Officer	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	500,000			
	Director and member Executive Committee	from 01/01/04 to 31/12/04 (*)	Approval of the Annual report 2006	48,150			
	General Manager	from 01/01/04 to 31/12/04	—	45,780	55,176	752,667	1,504,167
Giovanni ANCARANI	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,350			
Francesco ARCUCCI	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,650			
	SOCIÉTÉ EUROPÉENNE DE BANQUE S.A.						
	Deputy Chairman	from 26/07/04 to 31/12/04	Approval of the Annual report 2004				10,000
	Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2004				
	Member Executive Committee	from 01/01/04 to 17/03/04	17th March 2004				
Marc Antoine AUTHEMAN	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 13/01/04 (*)	13th January 2004	1,072			
Benito BENEDINI	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,500			
Antoine BERNHEIM	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	30,750			
Jean Frédéric DE LEUSSE	**BANCA INTESA S.p.A.**						
	Director	from 13/01/04 to 31/12/04	Approval of the Annual report 2006	31,350			
Alfonso DESIATA	**BANCA INTESA S.p.A.**						
	Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,650			
	BANCA POPOLARE FRIULADRIA S.p.A.						
	Director and member Executive Committee	from 01/01/04 to 31/12/04	Approval of the Annual report 2006				45,391
	Deputy Chairman	from 01/01/04 to 31/12/04	Approval of the Annual report 2006				30,247
Alberto FASSATI	**BANCA INTESA S.p.A.**						
	Director and member Executive Committee	from 01/01/04 to 31/12/04 (*)	Approval of the Annual report 2006	47,850			

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION			
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensation *
Giancarlo FORESTIERI	BANCA INTESA S.p.A. Director and member Executive Committee	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	46,000			
	CASSA DI RISPARMIO DI PARMA E PIACENZA S.p.A. Chairman and member Executive Committee	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				116,900
Paolo FUMAGALLI	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,500			
	INTESA CASSE DEL CENTRO S.p.A. Director and member Executive Committee	from 01/01/04 to 31/12/04	Approval of the Annual report 2004				16,055
	INTESA PREVIDENZA S.p.A. Director and Chairman	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				27,066
Jorge Manuel J. GONÇALVES	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	30,900			
Gilles GRAMAT	BANCA INTESA S.p.A. Director	from 01/01/04 to 13/01/04 (4)	13th January 2004	1,072			
M. Michel LE MASSON	BANCA INTESA S.p.A. Director	from 13/01/04 to 31/12/04 (5)	31st December 2004	31,500			
Giangiacomo NARDOZZI	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,500			
	BANCA CABOTO Chairman	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				76,000
Eugenio PAVARANI	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,650			
Giovanni PERISSINOTTO	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,350			
Mariano RIESTRA	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	30,600			
	Member Executive Committee	from 13/01/04 to 31/12/04	Approval of the Annual report 2006	15,300			
Sandro SALVATI	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,500			
Eric STRUTZ	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	30,150			
Gino TROMBI	BANCA INTESA S.p.A. Director	from 01/01/04 to 31/12/04	Approval of the Annual report 2006	31,500			

File No. 82-35020

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION			
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Oth[er] com[pen...] [cut off at page edge]
Gianluca PONZELLINI	BANCA INTESA S.p.A. Chairman Board of Statutory Auditors	from 01/01/04 to 31/12/04	Approval of the Annual report 2004	64,521			
	BANCA CABOTO Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				41,317
	BANCA INTESA PRIVATE BANKING S.p.A. Chairman Board of Statutory Auditors	from 07/09/04 to 31/12/04	Approval of the Annual report 2006				569
	I.A.F. ISTITUTO FIDUCIARIO S.p.A. Chairman Board of Statutory Auditors	from 16/09/04 to 31/12/04	Approval of the Annual report 2006				237
	INTESA e-LAB S.p.A. Chairman Board of Statutory Auditors	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				15,600
Francesco Paolo BEATO	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/04 to 29/06/04	29th June 2004	21,435			
Paolo Andrea COLOMBO	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2004	44,420			
	FINANZIARIA BTB S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2006				9,883
	INTESA e-LAB S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				10,400
	INTESA REAL ESTATE S.r.l. Chairman Board of Statutory Auditors	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				62,521
	INTESA SISTEMI E SERVIZI S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2004				58,216
	INTESATRADE SIM S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2006				6,768
	NEXTRA ALTERNATIVE INVESTMENTS S.p.A. Chairman Board of Statutory Auditors	from 01/01/04 to 31/12/04	Approval of the Annual report 2005				6,120
Franco DALLA SEGA	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2004	44,265			
	I.A.F. ISTITUTO FIDUCIARIO S.p.A. Statutory Auditor	from 16/09/04 to 31/12/04	Approval of the Annual report 2006				156
	INTESA CASSE DEL CENTRO S.p.A. Chairman Board of Statutory Auditors	from 01/01/04 to 31/12/04	Approval of the Annual report 2004				61,975
	INTESA PREVIDENZA S.p.A. Chairman Board of Statutory Auditors	from 31/03/04 to 31/12/04	Approval of the Annual report 2006				3,718
	SOCIETÀ ITALIANA DI REVISIONE E FIDUCIARIA - S.I.R.E.F. S.p.A. Statutory Auditor	from 06/04/04 to 31/12/04	Approval of the Annual report 2006				2,119
Bruno RINALDI	BANCA INTESA S.p.A. Statutory Auditor	from 01/01/04 to 31/12/04	Approval of the Annual report 2004	44,420			
Carlo SARASSO	BANCA INTESA S.p.A. Statutory Auditor	from 30/06/04 to 31/12/04	Approval of the Annual report 2004	22,210			
	ESATRI Esazione Tributi S.p.A. Statutory Auditor	from 06/04/04 to 31/12/04	Approval of the Annual report 2006				12,000
	INTESA RISCOSSIONE TRIBUTI S.p.A. [3] Chairman Board of Statutory Auditors	from 01/01/04 to 31/12/04	31st December 2004	5,162			
TOTAL				2,551,843	56,025	752,667	2,170,928

Notes
[1] Includes compensation for posts in listed and unlisted subsidiaries, wages and leaving indemnities.
[2] Compensation reversed to the Director's company.
[3] Merged in Banca Intesa on 31st December 2004.

SECTION 2 – PARENT COMPANY

2.1 Name

Banca Intesa S.p.A.

2.2 Registered office

Piazza Paolo Ferrari, 10
20121 MILANO MI

Banca Intesa included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register as per Legislative Decree 385 of 1st September 1993.

File No. 82-35020

Attachments

- Statement of cash flows;
- Real estate properties subject to revaluation pursuant to special laws (Royal Law Decree 1729 of 19/10/1937; Law 823 of 19/12/1973; Law 576 of 02/12/1975; Law 72 of 19/03/1983; Law 413 of 30/12/1991; Law 218 of 30/07/1990);
- Equity investments subject to revaluation pursuant to special laws;
- Statement of internal pension funds;
- Table of significant equity investments in unlisted companies pursuant to art. 126 of Consob Regulation 11971 of 14th May 1999;
- Information regarding reserves and allowances.

File No. 82-35020

STATEMENT OF CASH FLOWS

(in millions of euro)

		31/12/2004
Cash from operations		
Net income	1,141	
Change in the reserve for general banking risks	-	
Adjustments to fixed assets and intangibles	120	
Adjustments to (write-back of) financial fixed assets, net	(132)	
Adjustments to (write-back of) loans, net	733	
Adjustments to (write-back of) securities, net and balance valuation of derivatives	(179)	
Increase/(decrease) in allowances for possible loan losses	-	
Increase/(decrease) in allowance for employee termination indemnities	(59)	
Increase/(decrease) in allowances for risks and charges - other	119	
Increase/(decrease) in allowances for risks and charges - taxation	(28)	
(Increase)/decrease in accrued income and prepaid expenses	(198)	
Increase/(decrease) in accrued expenses and deferred income	790	
Cash generated by operations		2,307
Cash from investing activities		
(Increase)/decrease in securities	(8,562)	
(Increase)/decrease own shares	1,015	
(Increase)/decrease in fixed assets	(129)	
(Increase)/decrease in intangibles	(28)	
(Increase)/decrease in equity investments	20	
(Increase)/decrease in due from banks *(excluding amounts due on demand)*	(3,439)	
(Increase)/decrease in loans to customers	8,360	
(Increase)/decrease in other assets	(1,972)	
Cash utilised by investing activities		(4,735)
Cash from funding activities		
Increase/(decrease) in due to banks *(excluding amounts due on demand)*	2,412	
Increase/(decrease) in due to customers	(2,147)	
Increase/(decrease) in securities issued	3,906	
Increase/(decrease) in other liabilities	1,069	
Increase/(decrease) in subordinated liabilities	(1,156)	
Increase/(decrease) in shareholders' equity	(1,011)	
Dividends paid	(330)	
Cash generated by funding activities		2,743
Increase/(decrease) in cash, liquid funds and due from banks on demand, net		*315*
Cash, liquid funds and due from banks on demand, net – opening balance		*(3,132)*
Cash, liquid funds and due from banks on demand, net – closing balance		*(2,817)*

In the preparation of the statement of cash flows the effects of the merger of Intesa Riscossione Tributi S.p.A. are not considered since deemed to be immaterial.

REAL ESTATE PROPERTIES SUBJECT TO REVALUATION PURSUANT TO SPECIAL LAWS (ROYAL LAW DECREE 1729 OF 19/10/1937; LAW 823 OF 19/12/1973; LAW 576 OF 02/12/1975; LAW 72 OF 19/03/1983; LAW 413 OF 30/12/1991; LAW 218 OF 30/07/1990)

(in euro)

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
ABANO TERME - VIALE DELLE TERME 79	51,708
ABBIATEGRASSO - PIAZZA V GIORNATE 12	85,911
ACIREALE - PIAZZA DUOMO 34/34 BIS	172,394
ADRIA - P.ZA LUIGI GROTTO 6	164,261
AFFI - VIA NAPOLEONE - LOC. CÀ DEL RI 1	250,189
AGORDO - P.ZA LIBERTÀ 8	184,653
AGRIGENTO - VIA DANTE - VIA MANZONI 2/A	167,195
ALBAIRATE - VIA MARCONI 22	307,100
ALBAVILLA - PIAZZA GARIBALDI 5	278,892
ALBIATE - PIAZZA CONCILIAZIONE 29	209,329
ALBINO - VIALE DELLA LIBERTÀ 9	234,495
ALESSANDRIA - C.SO BORSANINO 56	67,345
ALESSANDRIA - CORSO ROMA 1	805,169
ALESSANDRIA - P.ZA DELLA LIBERTÀ 40	379,595
ALMENNO S.SALVATORE - VIA M. CEFALONIA 15	287,189
ALTAMURA - P.ZA DELLA REPUBBLICA 9	142,761
ALZANO LOMBARDO - VIA FANTONI 1B/P. ITALIA 1	313,855
ALZO DI PELLA - VIA DURIO 102	435,082
ANCONA - CORSO STAMIRA 2- VIA CIALDINI	758,575
ANDORA - PIAZZA DELL'INCONTRO 8	140,575
ANDRIA - VIA A. DE GASPERI 30	381,827
ANGERA - P.ZA PARROCCHIALE 10	106,891
AOSTA - PIAZZA EMILIO CHANOUX 45-49	256,558
APPIANO GENTILE - PIAZZA LIBERTÀ 1	503,819
ARCISATE - VIA MATTEOTTI 54	301,028
ARCORE - VIA ISONZO 20	438,590
ARESE - VIA MATTEOTTI 12	495,982
AREZZO - VIA MADONNA DEL PRATO 120	424,010
ARLUNO - VIA ROSMINI 1	153,298
ARONA - VIA PALEOCAPA 14	372,688
ARSIERO - P.ZA F. ROSSI 1	112,782
ARZACHENA - FR. PORTO CERVO	984,922
ARZACHENA - FR. PORTO CERVO - POSTO AUTO	7,508
ARZIGNANO - P.ZA MARCONI 14	581,753
ASIAGO - P.ZA G. CARLI 1	749,406
ASOLA - VIA PIAVE 2	257,900
ASSAGO MILANOFIORI - STRADA TERZA PAL. B	2,130,493
ASSO - VIA MATTEOTTI 10/A-B	91,435
ASTI - CORSO VITTORIO ALFIERI 213/215	825,359
BADIA POLESINE - VIA S.GIOVANNI 47	173,671
BAGHERIA - PIAZZA GARIBALDI	128,140
BAGNOLO MELLA - VIA XXVI APRILE 105/B	233,137
BAREGGIO - VIA MANZONI 4	68,543
BARI - P.ZA LUIGI DI SAVOIA 16	585,972
BARI - VIA ABATE GIMMA 87	1,470,234
BARI - VIALE EINAUDI 31	265,078
BARI - VIALE UNITÀ D'ITALIA 13	119,736

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
BARLETTA - PIAZZA DEI CADUTI 11	528,482
BASSANO D/GRAPPA - P.ZA LIBERTÀ 17	865,631
BASSANO DEL GRAPPA - P.LE CADORNA 15	354,439
BASSANO DEL GRAPPA - VIA S. PIO X 65	331,644
BATTIPAGLIA - VIA PIAVE 2	990,019
BELGIOIOSO - P.ZA VITTORIO VENETO 15	338,215
BELLANO - VIA GAVAZZI 1	390,391
BELLINZAGO - VIA LIBERTÀ 138	175,883
BELLUNO - P.ZA V. EMANUELE II 11	1,601,068
BENEVENTO - VIA POMERIO 3	713,126
BERGAMO - PIAZZA G.MATTEOTTI 29	1,087,012
BERGAMO - VIA ANGELO MAJ 14	298,938
BERGAMO - VIA CASALINO 27	822,270
BERGAMO - VIA PAGLIA 1	600,608
BESANA BRIANZA - VIA V. EMANUELE II 40	229,092
BESANA BRIANZA - VIA VIARANA 3	381,106
BIASSONO - VIA CESANA E VILLA 47	136,173
BIELLA - VIA ITALIA 17/C	166,808
BINASCO - VIA DON ALBERTARIO 11/13	386,526
BOLLATE - VIA MATTEOTTI 22	591,750
BOLOGNA - FIERA DISTRICT CENTER - VIA A. MORO	2,926,331
BOLOGNA - PIAZZA XX SETTEMBRE 1	68,744
BOLOGNA - VIA RIZZOLI 5	1,415,102
BOLOGNA - VIA S. FELICE 2	112,572
BOLZANO - VIA DELLA MOSTRA 2	351,501
BOLZANO - VIA MARCONI 2	649,248
BORDIGHERA - VIA ROMA 4	37,842
BORGOMANERO - P.ZA M. DELLA LIBERTÀ 3	243,062
BORMIO - VIA ROMA 125	271,626
BOVISIO MASCIAGO - VIA MILANO 25	432,498
BOZZOLO - P.ZA EUROPA 6	225,960
BREBBIA - VIA MAZZINI 1	174,392
BREDA DI PIAVE - VIA TRENTO E TRIESTE 45	152,207
BREGANZE - P.ZA MAZZINI 6	323,246
BRESCIA - P.LE RONCALLI 4	80,816
BRESCIA - VIA IV NOVEMBRE 5	534,193
BRESCIA - VIA TRIUMPLINA 227	81,083
BRESCIA - VIA COLLEBEATO 98	343,046
BRESCIA - VIA CREMONA 82/84	190,721
BRINDISI - CORSO UMBERTO 29-31-35-43	534,158
BRONI - VIA EMILIA 129	426,778
BRUINO - P.LE ALBA SERENA 5	124,087
BUSTO ARSIZIO - C.SO XX SETTEMBRE 1/A	2,451,068
BUSTO ARSIZIO - VIA BOSSI 5	550,404
CADORAGO - VIA CANTU' 13	186,661
CAGLIARI - LARGO CARLO FELICE 66	434,009
CAGLIARI - PIAZZA IS MAGLIAS 7	693,108

File No. 82-35020

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
CALALZO DI CADORE - VIA STAZIONE 3	222,809
CALIMERA - PIAZZA DE SOLE	20,173
CALOLZIOCORTE - P.ZA V. VENETO ANG. COLLEONI	354,385
CALTAGIRONE - VIA P.PE UMBERTO 173	458,493
CALTANISSETTA - CORSO UMBERTO I 122	218,854
CAMERI - PIAZZA DANTE 5	211,460
CAMISANO VICENTINO - VIA XX SETTEMBRE 62	563,951
CAMPI BISENZIO - VIA BUOZZI 132/34/36	361,266
CAMPOBELLO DI MAZARA - VIA ROMA 168	95,749
CAMPOSAMPIERO - CONTRÀ DEI NODARI 24	320,311
CANEGRATE - PIAZZA MATTEOTTI 20	213,366
CANNETO SULL'OGLIO - VIA M.D'AZEGLIO 4	235,568
CANONICA D'ADDA - VIA BERGAMO 6	209,191
CANTU' - VIA ROMA 6	571,039
CAORLE - VIA PINEDA	17,696
CAPRINO BERGAMASCO - VIA CAVA DI SOPRA 23/31	299,702
CAPUA - LARGO PORTA NAPOLI	489,474
CARATE BRIANZA - VIA S.GIUSEPPE 20	364,390
CARAVAGGIO - VIA PRATA 5	230,705
CARDANO AL CAMPO - VIA FERRAZZI 4	167,394
CARLOFORTE - VIA GARIBALDI 1	191,127
CARNAGO - VIA CASTIGLIONI 1	188,327
CARONNO PERTUSELLA - VIA 5 GIORNATE 7	206,677
CARPENEDOLO - VIA C. ABBA 3	175,672
CARPI - VIA BERENGARIO 44 ANG. VIA CATELLANI	711,277
CARRARA - VIA ROMA 16 18/A ANG. VIA CAVOUR	523,321
CASALE MONFERRATO - PIAZZA MAZZINI 4	139,529
CASALE SUL SILE - VIA V. VENETO 7	153,516
CASALPUSTERLENGO - VIA LIBERTÀ 1	289,877
CASALVOLONE - VIA ROMA 54	58,084
CASELLA D'ASOLO - V.LE TIZIANO 1/A	132,302
CASERTA - CORSO TRIESTE 132	759,987
CASERTA - PIAZZETTA ALDO MORO	151,121
CASORATE PRIMO - VIA S.AGOSTINO 10	127,692
CASSANO ALLO JONIO - VIA L. PRAIANO 1	46,054
CASSANO D'ADDA - VIA V. VENETO 40	295,421
CASSANO MAGNAGO - VIA IV NOVEMBRE 20	341,022
CASSANO SPINOLA - VIA IV NOVEMBRE 5	28,035
CASTANO PRIMO - PIAZZA MAZZINI 1	159,415
CASTEGGIO - VIA GIULIETTI 18	326,117
CASTELLAMMARE D. GOLFO - C.SO MATTARELLA 2	160,441
CASTELLEONE - VIA ROMA 4/6	346,481
CASTELLETTO TICINO - VIA MARCONI	191,940
CASTELNUOVO SCRIVIA - VIA SOLFERINO 2	219,538
CASTENEDOLO - VIA XV GIUGNO 29	488,907
CASTIGLIONE DELLE STIVIERE - VIA TEATRO 2	269,083
CASTIGLIONE D'INTELVI - P.ZA LA TORRE 16/17	106,055
CASTROVILLARI - VIA DEL POPOLO 2	343,767
CATANIA - CORSO SICILIA 53	554,784
CATANIA - VIA RAPISARDI 455	45,961
CATANIA - VIALE AFRICA 158	255,495
CATANZARO - CORSO MAZZINI 110/112	487,587
CAVENAGO BRIANZA - VIA MAZZINI	217,773
CEGGIA - VIA ROMA 59	101,050
CERANO - VIA A. DI DIO 15/A	74,326
CERIGNOLA - VIA ROMA 56	165,712
CERMENATE - P.ZZA XX SETTEMBRE 5	573,689
CERNOBBIO - VIA REGINA 16	281,087

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
CERNUSCO SUL NAVIGLIO - P.ZA MATTEOTTI 21	723,955
CESANO BOSCONE - VIA MONS.POGLIANI 13,	691,400
CESANO MADERNO - VIA DELLA LIBERTÀ 5	150,850
CHIARI - P.ZA MARTIRI DELLA LIBERTÀ 36	89,682
CHIAVENNA - VIA MOLINANCA 18	136,267
CHIGNOLO PO - VIA GARIBALDI 137	45,780
CHIOGGIA - CORSO DEL POPOLO 966	587,410
CHIVASSO - VIA S. MARCO 8/A	166,762
CINISELLO BALSAMO - PIAZZA ITALIA 5	791,243
CLUSONE - VIA GUSMINI 13	190,704
CODEVIGO - P.ZA RUZZANTE 1	127,886
CODOGNO - VIA V.EMANUELE 29	566,966
COGLIATE - VIA IV NOVEMBRE 34	190,940
COLLEGNO - CORSO FRANCIA 330	803,939
COLOGNA VENETA - CORSO GUÀ 26	215,002
COMO - PIAZZA DUOMO 1 ANG. VIA PLINIO	735,895
COMO - VIA BOLDONI 1	370,555
COMO - VIA PETRARCA 31	145,358
CONCOREZZO - VIA DE CAPITANI 8	37,410
CONCOREZZO - VIA LIBERTÀ 104	895,246
CONEGLIANO VENETO - VIA PITTONI 12	1,291,538
CONEGLIANO VENETO - VIA ROSSELLI 10	680,629
CONSELVE - VIA V. EMANUELE II 1	108,737
CORATO - VIA DANTE 1	176,056
CORMANO - VIA GRAMSCI 3	377,537
CORNAREDO - VIA GARIBALDI 70	402,405
CORNUDA - VIA ZANINI 2	315,678
CORSICO - VIA CAVOUR 13	734,305
COSENZA - CORSO MAZZINI 59	609,964
COSENZA - VIA TRENTO 1	372,322
COSTA VOLPINO - SS 42/ANG. VIA GERICO	257,168
CREMA - PIAZZA ALDO MORO 3	1,009,549
CREMONA - PIAZZA CADORNA 7	300,730
CREMONA - VIA GRAMSCI 2/4	218,828
CREMONA - VIA MATTEOTTI 15	4,097,446
CUGGIONO - PIAZZA BERRA 3	254,375
CURNO - STRADA BRIANTEA 18-24	223,206
CUSANO MILANINO - VIALE MATTEOTTI 26/B	653,938
CUTROFIANO - VIA VITTORIO EMANUELE 13	24,060
DALMINE - LARGO EUROPA 15	439,035
DARFO BOARIO T. - P.ZA LORENZINI	402,354
DESENZANO DEL GARDA - VIA ANELLI ANG.MOLIN	656,067
DESIO - L.GO VOLONTARI D. SANGUE ANG. TRIPOLI	396,931
DOLO - VIA MATTEOTTI 11	271,888
DOMODOSSOLA - VIA COL.A.BINDA 25	161,659
DORNO - PIAZZA BONACOSSA 12	160,290
ERBA - VIA DANTE 32	253,745
ERBA - VIA MAGNI 1	487,037
ERICE - VIA CESARO' FRAZ. TRENTAPIEDI	166,693
ESTE - VIA CAVOUR 81/B	637,035
FAGNANO OLONA - PIAZZA A. DI DIO 25	136,829
FARA NOVARESE - PIAZZA LIBERTÀ 17	218,351
FASANO - CORSO GARIBALDI 35	36,172
FELTRE - LARGO CASTALDI 10	376,184
FERRARA - CORSO DI PORTA RENO 44	482,098
FIESSO UMBERTIANO - VIA VERDI 37	81,023
FIRENZE - VIA DELLE FARINE 1	1,441,781
FIRENZE - VIA VECCHIETTI 5/R	2,785,319

File No. 82-35020

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
FIRENZE - VICOLO DELL'ORO 4	77,070
FOGGIA - CORSO GARIBALDI 46	573,089
FOLIGNO - LARGO CARDUCCI 10/12/14/16	312,414
FORLI' - PIAZZA A. SAFFI 33	586,043
FROSINONE - PIAZZA A. PALEARIO 6	191,190
GAIARINE - VIA DEI CAPPELLARI 5/H	84,791
GALATINA - PZA D. ALIGHIERI 95	39,584
GALBIATE - PIAZZA A. MORO 35	186,601
GALLARATE - CORSO SEMPIONE 15	202,486
GALLARATE - LARGO CAMUSSI 2/3	1,384,019
GALLIATE - VIA MAZZINI 10	200,451
GANDINO - VIA G.B.CASTELLO 9	308,868
GARDONE V/TROMPIA - PZA GARIBALDI 3/A	240,548
GARLASCO - VICOLO SAMPIETRO 1	125,546
GAVI - VIA VOLTAGGIO 1/4	156,210
GAVIRATE - VIA F.CAVALLOTTI 6	187,090
GELA - CORSO VITTORIO EMANUELE	122,272
GEMONA DEL FRIULI - VIA DIVISIONE JULIA 23	673,391
GENIVOLTA - PIAZZA MARCONI 6	154,715
GENOVA - CORSO SARDEGNA 387/R	136,025
GENOVA - CORSO SARDEGNA 48/R	122,184
GENOVA - PIAZZA LEONARDO DA VINCI 7-11/R	116,737
GENOVA - VIA RIGHETTI 10/18/20	244,788
GENOVA - VIA LUCCOLI 96/104	7,853,073
GENOVA - VIA S.VINCENZO 83/87	725,176
GENOVA - C.SO B AIRES 4/4R - C. SO LAMBRUSCHINI	342,127
GENOVA PEGLI - PIAZZA PONCHIELLI 2	191,786
GENOVA SAMPIERDARENA - P. V.VENETO 84/92/94/94R	224,067
GENOVA SESTRI - P.TTA BALESTRINO 3/N	212,622
GHEDI - VIA DELLA REPUBBLICA 4	277,273
GIOIA DEL COLLE - VIA DEL RE 2	254,450
GIOIA TAURO - VIA ROMA - TERRENO	6,562
GIOIA TAURO - VIA ROMA 25-27-29-31-35	461,603
GIUSSANO - PIAZZA ROMA 58	475,816
GODIASCO - VIA CHIESA NUOVA 2	75,832
GOITO - PIAZZA SORDELLO 20	87,664
GOLASECCA - VIA ROMA 4	38,735
GONZAGA - VIA PRINCIPE SANTO 48	155,788
GORGONZOLA - VIC.CORRIDONI 1	385,151
GORIZIA - CORSO ITALIA 4	294,011
GORLA MINORE - VIA ROMA 69	365,775
GOZZANO - VIA DALIO 4	64,521
GRAVELLONA TOCE - CORSO SEMPIONE 3	118,447
GRIGNASCO - VIA ROMA 3	219,522
GROSSETO - VIA ROMA 33/35 - VIA DON MINZONI 1	66,595
GUSSAGO - VIA MILANO 64	469,189
IMOLA - VIA APPIA 8	1,012,906
IMPERIA - PIAZZA DANTE 8	604,919
INVERUNO - VIA G. MARCORA 30	299,249
ISEO - VIA DELLA QUADRA 3/5	381,314
ISOLA DOVARESE - VIA GARIBALDI 2	115,361
ISTRANA - P.LE ROMA 84	69,198
IVREA - CORSO NIGRA 60	179,306
IVREA - PIAZZA VITTORIO EMANUELE 8	360,172
JESOLO - PZA I MAGGIO 11	159,358
JESOLO LIDO - PZA DRAGO 20	302,050
LA SPEZIA - VIA CHIODO 115 - VIA GALILEI 2	708,369
LA SPEZIA - VIA FIUME 152	186,991
LA SPEZIA - VIA FERRUCCIO ANG. DEGLI ARANCI 3/5	12,502
LAINATE - CORSO RE UMBERTO I 17	436,920
LARDIRAGO - VIA BARACCA 4	52,143
LECCE - PIAZZA S.ORONZO 43 - VIA TEMPLARI	497,364
LECCO - PIAZZA MAZZINI 13	903,755
LECCO - PIAZZA MAZZINI 18	562,228
LECCO - VIA ADAMELLO 8	113,096
LECCO - VIA CAVOUR 67	746,587
LEGNAGO - VIA G. MATTEOTTI 97	225,137
LEGNANO - CORSO ITALIA 1	690,065
LEGNANO - CORSO ITALIA 54 - ANG. VIA ROMA	1,582,695
LEGNANO - VIA GIOLITTI 12 INT. 12/10	455,222
LENDINARA - PIAZZA S. MARCO 23	165,092
LENTATE SUL SEVESO - VIA GARIBALDI 16/20	226,618
LENTATE SUL SEVESO - VIA GARIBALDI 24/8	379,356
LIMANA - VIA ROMA 37	95,818
LIMBIATE - VIA BAINSIZZA 4/A	327,398
LISSONE - PIAZZA GIOVANNI XXIII 36	541,005
LIVORNO - PIAZZA ATTIAS 21/1	762
LIVORNO - VIA CAIROLI 40	409,431
LIVORNO - VIA CAIROLI 40 - VIA FANCIULLI 1/3	122,084
LODI - VIA GARIBALDI 23	521,529
LOMAZZO - PIAZZA BROLO S.VITO 8	202,978
LONGARONE - PIAZZA SARTORI 1	216,781
LONIGO - VIA DEL MERCATO 20	102,842
LOVERE - VICOLO DEL PORTO 1	451,830
LUCCA - PIAZZA S.MICHELE 3/4 - VIA S.PAOLINO	842,483
LUCCA - PIAZZA SAN MATTEO 7	4,081
LUCCA - QUARTIERE S.ANNA - VIALE CATALANI 37	223,565
LUINO - VIA V. SERENI 1/C	456,560
LUMEZZANE - VIA MONTE SUELLO 79	288,375
LUSERNA S.GIOVANNI - VIA RIBET 4	57,313
MACOMER - CORSO UMBERTO I 182	484,193
MAGENTA - VIA ROMA 41	345,166
MALNATE - PZA VITTORIO VENETO 1	240,526
MALO - VIA LISTON S. GAETANO 43	67,008
MANDELLO LARIO - PZA L. DA VINCI 2	268,314
MANTOVA - PZA REPUBBLICA ANG. MONTELLO	387,717
MANTOVA - VIA BELLALANCIA 8	1,079,311
MARENO DI PIAVE - VIA CONTI AGOSTI 33/A	190,991
MARIANO COMENSE - PZA ROMA 84	907,727
MAROSTICA - PZA CASTELLO 19	237,763
MARSALA - VIA GARIBALDI 11	211,811
MARTINA FRANCA - VIA MONTE GRAPPA 2/A	440,606
MAZARA DEL VALLO - VIA V. VENETO	63,018
MAZZARRONE - VIA VITTORIO EMANUELE 25	30,172
MEDA - VIA SOLFERINO 3	312,441
MEDE LOMELLINA - VIA DANTE 25	293,273
MELEGNANO - VIA ROMA 1	889,296
MELZO - VIA BIANCHI 7	409,892
MENAGGIO - VIA MAZZINI 1	182,459
MENFI - VIA DELLA VITTORIA	57,368
MERANO - VIA ROMA 20	13,042
MERATE - VIA BASLINI 1	443,549
MERGOZZO - PZA V. VENETO 5	55,042
MESSINA - V.LE S.MARTINO 2 - V. I SETTEMBRE 49	595,771
MILANO - C.SO DI PORTA ROMANA 78/80	685,571
MILANO - CORSO MAGENTA 32	1,438,107

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
MILANO - CORSO PORTA VITTORIA 7	447,105
MILANO - CORSO BUENOS AIRES 92	2,020,181
MILANO - CORSO LODI 132	866,549
MILANO - CORSO MONFORTE 2	1,404,787
MILANO - CORSO SEMPIONE 50	279,644
MILANO - CORSO XXII MARZO 29	456,980
MILANO - LARGO TOSCANINI 1	973,548
MILANO - P.SCALA 4/6-L.MATTIOLI 1/3/5- MANZONI	39,536,217
MILANO - P.ZA DELLA REPUBBLICA 32	1,067,084
MILANO - PIAZZA BELGIOIOSO PAL. BESANA	149,376
MILANO - PIAZZA BONOLA - VIA QUARENGHI, 23	2,331,334
MILANO - PIAZZA DE ANGELI 2	590,175
MILANO - PIAZZA FERRARI 10	27,183,540
MILANO - PIAZZA G. BANDE NERE 10	540,274
MILANO - PIAZZA NAPOLI 31	918,844
MILANO - PIAZZA TRICOLORE 3	1,170
MILANO - VIA A. COSTA 1/A	1,499,415
MILANO - VIA BATTISTI 11	811,058
MILANO - VIA MONTE DI PIETÀ 8	70,818,268
MILANO - VIA ANDEGARI 1	3,287,973
MILANO - VIA ASTESANI 8	1,130,090
MILANO - VIA BELLERIO 1	758,883
MILANO - VIA BORGONUOVO 2	629,488
MILANO - VIA CADIBONA 18	27,419
MILANO - VIA CARPI 4	1,080,022
MILANO - VIA DALMAZIA 2	487,057
MILANO - VIA DE AMICIS 26	27,741
MILANO - VIA DOLCI 16/18	477,484
MILANO - VIA E. PONTI 53	1,720,285
MILANO - VIA FARINI 56	283,439
MILANO - VIA FARINI 64	33,161
MILANO - VIA FORZE ARMATE 336	695,621
MILANO - VIA FRANCESCO SFORZA 48	831,477
MILANO - VIA GIAMBELLINO 135	4,144,391
MILANO - VIA GIANELLA 26	300,137
MILANO - VIA GREPPI 1	176,294
MILANO - VIA LARGA 31	1,663,162
MILANO - VIA LOMAZZO 4	36,166
MILANO - VIA MAROCHETTI 10	166,492
MILANO - VIA MEDA 49	371,822
MILANO - VIA MICHELANGELO BUONARROTI 7	306,804
MILANO - VIA MOLINO DELLE ARMI 23	132,446
MILANO - VIA MONTENAPOLEONE 27/A	2,545,161
MILANO - VIA NOVARA 2	443,249
MILANO - VIA OLDOFREDI 2	382,586
MILANO - VIA P. DE CALBOLI 32	803,376
MILANO - VIA PACINI 76	234,464
MILANO - VIA PADOVA 256	316,597
MILANO - VIA PALMANOVA 95	618,850
MILANO - VIA PIRELLI 16/A-B	13,173
MILANO - VIA PRIVATA DINA GALLI 1	614,266
MILANO - VIA RIPAMONTI 205	201,882
MILANO - VIA RIPAMONTI 66	521,383
MILANO - VIA SAPONARO 2/4	355,243
MILANO - VIA SARPI 64	831,524
MILANO - VIA SOLARI 34	152,733
MILANO - VIA STATUTO 18	432,430
MILANO - VIA TARTINI 2/A	307,714

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
MILANO - VIA TEODOSIO 52	179,514
MILANO - VIA TRILUSSA 13	626,550
MILANO - VIA URBANO III 3	864,785
MILANO - VIA V.PISANI 28 - VIA N.TORRIANI 31	1,090,552
MILANO - VIA VERDI 8	91,059,530
MILANO - VIA VERDI 9-11-13	60,995,559
MILANO - VIALE ABRUZZI 4	1,496,344
MILANO - VIALE CAMPANIA 42	204,925
MILANO - VIALE CERTOSA 75	605,754
MILANO - VIALE CONI ZUGNA 62	581,193
MILANO - VIALE JENNER 76	412,297
MILANO - VIALE LUNIGIANA 22	911,859
MILANO - VIALE MONZA 43/C	862,489
MILANO - VIALE RAPISARDI 9	589,319
MILANO - VIALE ROMAGNA 20	642,543
MILANO - VIALE UNGHERIA 16	380,510
MILANO - VIALE ZARA 126	670,676
MIRA - VIA NAZIONALE 187	63,762
MISILMERI - VIA V. EMANUELE	80,321
MISSAGLIA - VIA CONCILIAZIONE 2	249,720
MODENA - VIA DELL'UNIVERSITÀ 33 - 39	2,641,664
MODENA - VICOLO SANTA MARIA DELLE ASSE 21	44,086
MOGLIA - PIAZZA MARCONI 9	74,985
MONSELICE - VIA GARIBALDI 42	97,646
MONTAGNANA - VIA CARRARESE 30	170,987
MONTEBELLUNA - CORSO MAZZINI 131	450,527
MONTEBELLUNA - PIAZZA ALDO MORO 53	289,053
MONTECCHIO MAGGIORE - VIA GIURIOLI ANG. CIMA	318,871
MONTEVAGO - PIAZZA DELLA REPUBBLICA	38,257
MONTICHIARI - PIAZZA GARIBALDI 39	260,630
MONTU' BECCARIA - PIAZZA UMBERTO I 24	195,468
MONZA - VIA AMATI 119	343,571
MONZA - VIA CAVALLOTTI 5	936,704
MONZA - VIA GALLARANA (BOXES)	14,058
MONZA - VIA LECCO 1	312,802
MONZA - VIA LOCATELLI 1	748,686
MONZA - VIA MONTE CERVINO 3	648,540
MONZA - VIA S.PAOLO 1	1,291,493
MORBEGNO - VIA NANI 47	74,976
MORGANO - FRAZ. BADOERE V. LEVADA 20	41,914
MORTARA - CORSO CAVOUR 18	504,102
MOTTA DI LIVENZA - VIA P. AMALTEO 2	87,117
MUGGIO' - PIAZZA TOGLIATTI 3	88,751
NAPOLI - CORSO NOVARA AL VASTO 10/16	93,745
NAPOLI - NUOVO CENTRO DIREZIONALE	513,476
NAPOLI - PIAZZA GARIBALDI 137	262,413
NAPOLI - PIAZZA MEDAGLIE D'ORO 16/11	2,133,891
NAPOLI - VIA B. CROCE 24	115,869
NAPOLI - VIA CILEA 282	46,844
NAPOLI - VIA MENICHINI 1	205,588
NAPOLI - VIA CHIOCCARELLI 2	642,725
NAPOLI - VIA E.PESSINA 69	134,895
NAPOLI - VIA NUOVA MARINA 20	987,764
NAPOLI - VIA TOLEDO 185 - VIA IMPERIANI 53	2,954,703
NAPOLI SECONDIGLIANO - VIA F. DE PINEDO 21/29	609,718
NISCEMI - VIA IV NOVEMBRE 2	96,536
NOALE - LARGO SAN GIORGIO 22	172,594
NOCERA INFERIORE - PIAZZA TRIESTE E TRENTO 2	207,028

File No. 82-35020

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
NOVA MILANESE - VIA V. VENETO 13	519,158
NOVARA - CORSO CAVOUR 18 ANG. VIA S.STEFANO 2	567,461
NOVARA - VIA CAIROLI 4	1,371,315
NOVARA - VIA CANOBIO 3	358,001
NOVARA - VIA TORELLI 2	716,686
ODERZO - PIAZZA CARDUCCI 6	342,462
OGGIONA S.STEFANO - VIA ALDO MORO 9	527,963
OLBIA - CORSO UMBERTO 191	456,677
OLBIA - VIA G. D'ANNUNZIO	965,646
OLEGGIO - VIA ROMA 11	350,147
OLGIATE COMASCO - VIA ROMA 57	592,575
OLGINATE - VIA RADAELLI 50	109,612
OMEGNA - VIA CAVALLOTTI 36	508,698
OPERA - VIA QUASIMODO 6	470,234
ORISTANO - VIA GARIBALDI 16	229,049
ORSAGO - PIAZZA UNITÀ D'ITALIA 8	37,053
ORZINUOVI - VIA GAMBARA 3	57,263
OSTIANO - VIA MAZZINI 4	234,219
PACECO - VIA TENENTE S. MONTALTO 30	293,072
PADERNO DUGNANO - VIA A. GRANDI 11	595,671
PADOVA - ARCELLA - VIA T.ASPETTI 144	102,412
PADOVA - CORSO STATI UNITI 14/A	323,277
PADOVA - P.LE SANTA CROCE 1	276,130
PADOVA - RIVIERA MUGNAI 8-34	1,996,725
PADOVA - VIA E.FILIBERTO 12/16	4,400,328
PADOVA CAMIN - VIA DELLE GRANZE 1	19,194
PALAZZOLO SULL'OGLIO - VIA ZAMARA 18	226,614
PALERMO - PIAZZA CASTELNUOVO 27	505,427
PALERMO - VIA DUCA DELLA VERDURA 2	133,673
PALERMO - VIA M. STABILE 150/152	1,127,646
PALERMO - VIALE PRAGA 30	412,240
PARABIAGO - VIA SANTINI 1	493,771
PARMA - VIA LANGHIRANO 1-VIA PO - CED	7,912,490
PARMA - P.ZA GARIBALDI 7 - ANG. FARINI 1	554,374
PARMA - VIA LANGHIRANO 1-VIA PO 118 BIS/122	5,152,809
PARMA - VIA VERDI 5	1,517,039
PARTANNA - VIA VITTORIO EMANUELE 18	181,770
PATERNO' - P.ZA INDIPENDENZA 47	119,139
PAVIA - VIA SAN PIETRO IN VERZOLO 53	149,013
PAVIA - VIA C. BATTISTI 18	784,157
PAVIA - VIA VARESE 5	883,510
PAVIA-CORSO CAVOUR 12-VIA BECCARIA 21	176,710
PEGOGNAGA - PIAZZA V. EMANUELE 4/7	485,415
PERO - VIA SEMPIONE 80	472,109
PERUGIA - C.SO VANNUCCI 45/53-V.BONCAMPI 22	144,187
PERUGIA - CENTRO DIR. COMM.LE DI FONTIVEGGE	468,060
PESARO - P.ZA D. INNOCENTI - VIA PARTIGIANI	609,729
PESCARA - C.SO EMANUELE 240/242 - V. FIUME 1	1,888,124
PESCHIERA DEL GARDA - VIALE RISORGIMENTO 1	167,947
PIACENZA - LARGO MATTEOTTI 2/8	946,711
PIANO DI SORRENTO - VIA DELLE ROSE 85	137,751
PIAZZA BREMBANA - VIA BELOTTI 13	82,820
PIEVE DI CADORE - P.ZA TIZIANO 37	387,168
PIEVE DI SOLIGO - P.ZA V. EMANUELE II 23	144,972
PINEROLO - PIAZZA S. DONATO 38	481,517
PIOBESI TORINESE - CORSO ITALIA 22	171,571
PIOLTELLO - VIA MILANO 82	953,848
PIOVE DI SACCO - VIA ROMA 81	636,500

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
PISA - CORSO ITALIA 2/VIA RUFFO 2/VIA TOSELLI	308,699
PISOGNE - VIA NAVE CORRIERA	313,599
PISTOIA - CORSO GRAMSCI 8/8A	723,463
POMEZIA - VIA DEL MARE 5/7	495,138
POMEZIA - VIA ROMA 139	380,466
PONTE DI PIAVE - PIAZZA GARIBALDI 39	388,897
PONTE NELLE ALPI - VIA DOLOMITI 52	91,034
PONTE S.PIETRO - VIA GARIBALDI 31	84,472
PONTEDASSIO - VIA TORINO 93	22,301
PORDENONE - VIALE TRENTO 42	618,887
PORLEZZA - VIA COLOMBAIO 27	48,659
PORTICI - VIA LIBERTÀ 175	404,345
PORTO EMPEDOCLE - VIA ROMA 103	80,787
PORTO MANTOVANO - PIAZZA DELLA CHIESA 17	215,054
PORTO TOLLE - VIA MATTEOTTI 278	100,833
PORTO VALTRAVAGLIA - VIA RONCHETTI 1	162,232
PORTOGRUARO - BORGO SAN GIOVANNI 2/C	580,532
POSSAGNO - VIALE CANOVA 3	29,798
POTENZA - VIA SANREMO	21,154
POZZALLO - PIAZZA RIMEMBRANZA 67	41,619
POZZUOLO MARTESANA - VIA CACCIANIGA 13/A	455,323
PRATO - PIAZZA S.FRANCESCO D'ASSISI 1	239,291
PRATO - VIALE DELLA REPUBBLICA 247	156,538
PUOS D'ALPAGO - VIA ROMA 14	38,582
RAVENNA - P.ZA XX SETTEMBRE 7 - VIA RASPONI 2	411,413
RECOARO TERME - PIAZZA DOLOMITI 47	95,782
REGGIO EMILIA - PIAZZA MARTIRI 7 LUGLIO 2	982,124
RENDE - VIA DON MINZONI 71	521,800
REZZATO - VIA IV NOVEMBRE 9	243,669
RHO -LARGO DON G. RUSCONI 10	592,257
RIBERA - CORSO UMBERTO	155,402
RIESE PIO X - VIA CASTELLANA 8	87,777
RIESI - VIA ROSSINI 3	56,179
RIETI - VIA GARIBALDI 281 - PALAZZO CAROTTI	129,501
RIMINI - PIAZZA FERRARI 7	26,333
RIPOSTO - CORSO ITALIA 140 - VIA GIOENI 2	208,537
RIVA LIGURE - VIA AURELIA 19	80,235
RIVAROLO CANAVESE - CORSO TORINO 50	648,879
RIVOLI - CORSO FRANCIA 222	330,857
ROBBIO - VIA MARCONI 11	227,056
ROBECCHETTO CON INDUNO - VIA UMBERTO I 20	336,504
ROBECCO D'OGLIO - VIA DE AMICIS 1	147,701
ROCCAMONFINA - VIA NAPOLI	291,392
ROMA - P.LE GREGORIO VII 10	447,508
ROMA - PIAZZA BOLOGNA 43/45	786,524
ROMA - PIAZZA COLONNA 361	1,765,856
ROMA - PIAZZA SIDNEY SONNINO 17	112,233
ROMA - PIAZZA VESCOVIO 11	37,283
ROMA - PIAZZALE FLAMINIO 2 ANG. G.B. VICO	61,598
ROMA - V. AURELIA 396-V. BALDO DEGLI UBALDI 30	272,942
ROMA - V.LE REG. MARGHERITA 47 ANG.GARIGLIANO	255,102
ROMA - VIA A.GALLO 34/22 - VIA PAPIRIO 74/76	1,253,057
ROMA - VIA APPIA NUOVA 34/42 ANG. VIA VEIO	170,789
ROMA - VIA BUCCARI 11	520,246
ROMA - VIA CASSIA 646	586,700
ROMA - VIA COLA DI RIENZO 150	113,446
ROMA - VIA DEL CORSO 226	9,053,141
ROMA - VIA FLAMINIA 453	224,926

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
ROMA - VIA NAPOLEONE III 16-14	1,271,639
ROMA - VIA S. BERNADETTE 6	540,161
ROMA - VIA S. STEFANO DEL CACCO (AUTORIMESSA)	480,600
ROMA - VIA TIBURTINA 335 angolo Via CAMESANA	502,876
ROMA - VIA V. VENETO 78/80 ANG. VIA LUDOVISI	668,430
ROMANO DI LOMB. - P.ZA XXIV MAGGIO 1	1,040,407
ROVATO - VIA BONOMELLI 107	418,889
ROVELLASCA - VIA ROMA 61	368,844
ROVERETO - CORSO ROSMINI 56	531,235
ROVESCALA - VIA ROMA 53	33,725
ROVIGO - VIA ANGELI 45	1,527,863
RUVO DI PUGLIA - VIA ROSARIO 1/5	96,605
S. GIULIANO MILANESE - VIALE MILANO 6	145,879
S.ANGELO LODIGIANO - P.ZA V. VENETO 4	390,787
S.CROCE SULL'ARNO - COMPLESSO VERBELLA	354,680
S.GIOVANNI IN CROCE - VIA MATTEOTTI 59/61	188,109
S.GIOVANNI LUPATOTO - P.ZA UMBERTO I 36	228,667
S.MARTINO BUONALBERGO - VIA NAZIONALE 26	199,965
S.MICHELE SALENTINO - VIA REGINA ELENA 18	171,246
S.ZENONE DEGLI EZZELINI - VIA ROMA 35	74,021
SALE - VIA MENTANA 2	34,240
SALEMI - VIA AMENDOLA 40	98,026
SALERNO - CORSO VITTORIO EMANUELE 172	420,063
SALICE SALENTINO - PIAZZETTA DE CASTRIS 15	16,557
SALICE TERME - VIA MARCONI 4	221,378
SALO' - VIA GARIBALDI 1	417,179
SALUZZO - VIA TORINO 38/A - VIA RESISTENZA	388,834
SAMBUCA DI SICILIA - CORSO UMBERTO 59	207,564
SAN BENEDETTO PO - PIAZZA MATTEOTTI 1	217,171
SAN BONIFACIO - P.ZA COSTITUZIONE 34	102,613
SAN DONÀ DEL PIAVE - VIA 13 MARTIRI 80	222,552
SAN GENESIO ED UNITI - PIAZZA COMUNALE 6	263,463
SAN GENNARO VESUVIANO - PIAZZA MARGHERITA 3/4	112,606
SAN GIOVANNI TEDUCCIO - VIA IMPARATO 29	306,112
SAN POLO DI PIAVE - VIALE REPUBBLICA 62-	21,878
SAN VITO DEI NORMANNI - VIA CRISPI 1	212,504
SAN VITO DI CADORE - CORSO ITALIA 98	275,918
SAN VITTORE OLONA - PIAZZA EUROPA 12	225,014
SANDRIGO - VIA ROMA 3	274,897
SANNAZZARO DE' BURGONDI - P.ZA DEL MERCATO 2	462,027
SANREMO - VIA G.MATTEOTTI 123 - V. ESCOFFIER 3	285,760
SANREMO - VIA ROMA 62	523,338
SANTA GIULETTA - VIA SETTI 1	203,903
SANTA MARIA VERSA - VIA CRISPI 1	174,690
SANTA NINFA - VIA GARIBALDI 2	81,456
SANT'ANTIMO - VIA ROMA 221	676,235
SARNICO - P.ZA XX SETTEMBRE 1	430,224
SARONNO - VIA MAZZINI 28	66,069
SARZANA - VIA BRIGATA PARTIGIANA U. MUCCINI 48	169,847
SASSARI - P. D'ITALIA 23 - VIA CAGLIARI 32/4	379,442
SAVONA - VIA PALEOCAPA 121/R	414,653
SCALENGHE - VIA TORINO 13/15	154,342
SCHIO - P.ZA A. ROSSI 19 ANG. VIA CARDUCCI	263,878
SCIACCA - CORSO VITTORIO EMANUELE 104	135,569
SCORZÈ - VIA ROMA 31	164,434
SEGRATE - VIA CASSANESE 170	506,863
SENAGO - VIA GARIBALDI 2	265,957
SEREGNO - PIAZZA RISORGIMENTO 16	425,197
SEREGNO - VIA CAVOUR 82	140,371
SEREGNO - VIA RAFFAELLO SANZIO 11/13	561,805
SERIATE - VIA ITALIA 44	237,140
SERMIDE - VIA INDIPENDENZA 51	377,839
SERRAVALLE PO - PIAZZA MARCONI 11/C	219,197
SERRAVALLE SCRIVIA - VIA BERTHOUD 157	337,935
SESTO CALENDE - VIA DELL'OLMO 1	220,532
SESTO S. GIOVANNI - P.ZA IV NOVEMBRE 26	68,476
SESTO S.GIOVANNI - VIA DANTE 94	1,347,995
SETTIMO MILANESE - VIA DELLA LIBERTÀ 65	486,007
SETTIMO MILANESE - VIA GRAMSCI 53	505,951
SEVESO - VIA MARCONI 17	207,383
SEVESO - VIA MARCONI 47	469,988
SIRACUSA - VIA SAVOIA 38-44	593,474
SIRACUSA - VIA TRIPOLI 1 ANG. VIA MALTA	152,360
SIZIANO - VIA ROMA 59	164,900
SOLARO - VIA MAZZINI 54	321,485
SOMMA LOMBARDO - VIA MILANO 31	526,133
SONCINO - VIA MERCANTI 1	75,115
SONDRIO - VIA PIAZZI 2-4-6	1,246,176
SORESINA - VIA MARCONI 4	27,137
SORRENTO - CORSO ITALIA 124	201,597
SOSSANO - VIA SAN SEPOLCRO 6	102,682
SPINAZZOLA - CORSO UMBERTO I 24	100,046
SPRESIANO - VIA DANTE ALIGHIERI 40	104,670
STRÀ - PIAZZA MARCONI 17	600,962
STRADELLA - VIA MAZZINI 2	446,688
STRESA - CORSO ITALIA 10	264,732
SUZZARA - PIAZZA GARIBALDI 5/14	223,429
TAGLIO DI PO - VIA ROMEA 68	92,117
TAINO - PIAZZA PAIETTA 9	195,796
TAORMINA - CORSO UMBERTO 15/17	244,290
TARANTO - P.ZA IMMACOLATA 24 - VIA BERARDI 8	799,692
TARANTO - PIAZZA FONTANA 41	76,968
TARANTO - VIA DANTE 216-220	309,896
TELGATE - P.ZA VITTORIO VENETO 10	177,117
TERNI - VIA ANGELONI 19/21- P. MERCATO NUOVO 6	189,205
TEVEROLA - VIA ROMA 270	608,051
TIRANO - VIA PIO RAJNA 2	243,497
TORINO - VIA XX SETTEMBRE 37	4,494,624
TORINO - CORSO CASALE 66 BIS	134,838
TORINO - CORSO FRANCIA 161 - 161H - 163	426,687
TORINO - CORSO GROSSETO 303/A	1,545,769
TORINO - CORSO ORBASSANO 164	1,007,417
TORINO - CORSO PESCHIERA 172/E	258,656
TORINO - CORSO RE UMBERTO 64 - CORSO EINAUDI	210,290
TORINO - CORSO UNIONE SOVIETICA 483	290,402
TORINO - PIAZZA DELLA REPUBBLICA 17/19	168,942
TORINO - PIAZZA E. DE AMICIS 121/BIS	255,166
TORINO - VIA CADORNA 24	201,930
TORINO - VIA FORLI' 68 BIS	3,163
TORINO - VIA G. BRUNO 172	222,420
TORINO - VIA GARIBALDI 45	214,123
TORINO - VIA S.MARINO 73	143,403
TORINO - VIA SANTA TERESA 9-11-15	1,467,311
TORRE ANNUNZIATA - CORSO UMBERTO I 153	436,257
TORRE BOLDONE - VIA DE GASPERI 2	177,909
TORRE DEL GRECO - CORSO V. EMANUELE 117	287,254

LOCATION OF THE REAL ESTATE PROPERTY	Amount of the revaluation
TORRE DI MOSTO - VIA ROMA 2	71,920
TORRE PELLICE - PIAZZA DELLA LIBERTÀ 9	80,572
TORTONA - CORSO ROMITA 10/B	970,648
TORTONA - VIA EMILIA 98/100	127,658
TRADATE - VIA MAMELI 2	63,143
TRANI - PIAZZA DELLA REPUBBLICA 24	124,075
TRAPANI - CORSO P.S. MATTARELLA 5/7	1,344,902
TRAPANI - VIA G.B. FARDELLA 159	151,250
TRAPANI - VIA TORREARSA 41 - VIA TURRETTA 5	205,248
TRAPPETO - VIA FIUME 66	27,786
TRECATE - VIA GARIBALDI 1	101,106
TRENTO - VIA MANTOVA 2	330,960
TREPUZZI - PIAZZA MUNICIPIO 10	19,672
TRESCORE BALNEARIO - PIAZZA CAVOUR	184,684
TREVIGLIO - VIA MULAZZANI 4	573,239
TREVISO - CORSO DEL POPOLO 50 - VIA TONIOLO 1	304,503
TREVISO - VIA INDIPENDENZA 6	1,671,677
TREVISO - S. MARIA DEL ROVERE -V.LE FELISSENT 1	928,087
TREZZANO S/NAVIGLIO - VIA L. DA VINCI 151	682,419
TREZZO D'ADDA - VIA BIFFI 16	463,852
TRIESTE - PIAZZA REPUBBLICA 2 - VIA DANTE 5	1,949,092
TRIESTE - VIALE XX SETTEMBRE 35	136,555
TRIESTE - ZONA IND.LE-VIA G. E S. CABOTO 12	160,203
TRISSINO - VIA ROMA 71	61,334
TROFARELLO - P.ZA I MAGGIO 19	95,511
UDINE - PIAZZA DEL DUOMO - VIA STRINGHER 1	440,829
UDINE - VIA CARDUCCI 5	549,842
VALDAGNO - PIAZZA DEL COMUNE 9	610,866
VALDERICE - VIA VESPRI 95	101,208
VALDOBBIADENE - VIA ERISSO 14	109,559
VALENZA - VIA LUDOVICO ARIOSTO 6/B	113,908
VALLECROSIA - VIA COL. APROSIO 211	137,309
VALLEMOSSO - VIA REPUBBLICA 13 /15	216,075
VALMADRERA - VIA MANZONI 8	255,296
VALSTAGNA - VIA GARIBALDI 57	7,573
VAPRIO D'ADDA - P.ZA DELLA CHIESA 3	720,437
VARALLO POMBIA - PIAZZA MAZZINI 3	284,831
VARESE - PIAZZA SAN VITTORE 5	3,018,195
VARESE - VIA W. MARCOBI 5 - V. BERNASCONI 3	1,492,265
VARESE - VIALE BORRI 5	538,153
VARZI - VIA MAZZA 11	336,597
VASTO - CORSO EUROPA 9	481,408
VAZZOLA - P.ZA V. EMANUELE II 108	279,787
VEDUGGIO - VIA S. ANTONIO 2	297,711
VENEZIA - CALLE GOLDONI	1,160,927
VENEZIA - CALLE LARGA XXII MARZO 2188	1,082,285
VENEZIA - CALLE XXII MARZO 2378/A	1,664,580
VENEZIA - CAMPIELLO SELVATICO 5659	312,025
VENEZIA - CAMPO S. BARTOLOMEO 5281	186,922
VENEZIA BURANO - VIA S.MARTINO DESTRO 135	13,783
VENEZIA MARGHERA - P.LE GIOVANNACCI 6	464,708
VENEZIA MARGHERA - P.ZA MERCATO 11	317,816
VENEZIA MESTRE - P.LE DONATORI DI SANGUE 2	201,203
VENEZIA MESTRE - VIA FORTE MARGHERA 75	2,782,157
VENEZIA MESTRE - VIA LAZZARI 5	921,815
VENEZIA MURANO - FONDAMENTA MANIN 60	103,704
VENTIMIGLIA - VIA ROMA 18	60,384
VERBANIA - VIA MANZONI 22	341,615
VERDELLO - VIA CAVOUR 15/17	359,369
VERGIATE - VIA DI VITTORIO 15	119,095
VEROLANUOVA - VIA ZANARDELLI 4	114,491
VERONA - VIA CATULLO 5 - CORTE FARINA 1	2,045,684
VERONA - CORSO MILANO 119	954,222
VERONA - PIAZZETTA SCALA 1/2	959,849
VIADANA - LARGO DE GASPERI 15	557,577
VICENZA - CONTRÀ PORTA PADOVA 51/53	618,791
VICENZA - CORSO PALLADIO 108	3,671,952
VICENZA - VIA SANTA CORONA 25	337
VICENZA - VIA SANTA CORONA 23	597,773
VICENZA - VIALE DELLA PACE 127	249,654
VICENZA - VIALE DELL'INDUSTRIA 47	344,902
VIGEVANO - CORSO V. EMANUELE 15	466,399
VIGONE - VIA TORINO 8	123,475
VIGUZZOLO - VIA VITTORIO VENETO 5	82,752
VILLA CARCINA - VIA MARCONI 67	475,462
VILLA GUARDIA - VIA 1 MAGGIO 8	96,203
VILLA S. GIOVANNI - VIA U. ZANOTTI BIANCO 32	263
VILLAFRANCA DI VERONA - C.SO GARIBALDI 35	119,497
VILLAFRANCA PIEM.TE - P.ZA DEL GESÙ 1	112,060
VILLANUOVA S/CLISI - VIALE BRESCIA 8	283,529
VILLARBASSE - VIA MATTEOTTI 16	63,454
VILLORBA - VIA ROMA 87	2,008,626
VIMERCATE - VIA GIOVANNI XXIII 8/C	648,917
VIMODRONE - VIA DEI MILLE 2	323,869
VITTORIA - VIA CANCELLIERE	51,957
VITTORIO VENETO - P.ZA DEL POPOLO 8	1,153,930
VOBARNO - VIA GARIBALDI 7	517,640
VOGHERA - VIA PLANA 42	2,064,645
VOLPEDO - VIA FELIZZA 55	30,393
ZINASCO - VIA VILLANI 111	243,866
ZOGNO - VIA CARDINAL FURIETTI 1/BIS	95,017
ZOLA PREDOSA - VIA RISORGIMENTO 39	52,500
	661,780,525

EQUITY INVESTMENTS SUBJECT TO REVALUATION PURSUANT TO SPECIAL LAWS

(in millions of euro)

Name	Higher contribution value as per Law 218/1990
Group companies	
Intesa Leasing	29
Intesa Holding International	26
Magazzini Generali Fiduciari Cariplo	23
Intesa Holding Asset Management	17
Intesa Mediofactoring	17
Total Group companies	112
Other Equity investments	
Bank of Italy	348
Total other equity investments	348
General total	**460**

STATEMENT OF INTERNAL PENSION FUNDS

Breakdown of caption 80 a) "Allowances for pensions and similar commitments" as at 31st December 2004 was the following: (figures in millions of euro)

1. Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo	39
2. Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di Legge a favore dei dipendenti del Mediocredito Lombardo"	30
3. Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana"	36
	105

1. Statement of "Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo"

For the supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo – established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. – Banca Intesa keeps separate accounting of relative transactions and this for the purpose of complying with both internal agreements which set out the allocation to the fund of the return generated on its investments, and norms of Legislative Decree 124 of 21st April 1993, emended with Law 335 of 8th August 1995.

It must be noted that, based on internal agreements and the specific authorisation given by the Bank of Italy, the process for the transformation of the treatment from defined benefit to defined contribution was concluded in 2002. Following the request made by all personnel in service, the relative individual positions were then transferred to other outside pension funds. Following such operations, the fund recommenced to operate solely as a defined benefit plan in favour of employees already retired as at 31st December 2000.

As at 31st December 2003 the fund amounted to 41 million euro. Following uses, payments, provisions, the fund as at 31st December 2004 amounted to 39 million euro with a 2 million euro decrease.

The fund balance sheet situation was the following:

Bonds	35
Accrued income on bonds	-
Cash equivalents	4
Total	39

Fund cash inflows were made up of:

Return on investments	2
Provisions in the year	-
Total cash inflows	2

Fund cash outflows referred to

Past benefits paid	(4)
Administrative expenses and other	-
Total cash outflows	(4)

The net return on investments was 4.02%.

2. **Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di Legge a favore dei dipendenti del Mediocredito Lombardo" with last regulations approved n 8/3/1996**

   The resources of the Fund referred to personnel formerly employed by Mediocredito Lombardo are mostly invested in the Bank's securities activities. The following movements occurred in 2004:

Balance as at 31st December 2003	29
Benefits paid in the year	(1)
Provisions allocated in 2004	2
Balance as at 31st December 2004	30

   Actuarial valuations to assess the congruity of the Fund with respect to obligations – carried out on an annual basis – testified its technical-financial equilibrium.

   Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito Lombardo no longer joined this fund.

3. **Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana"**

   The fund shows integrative provisions allocated until a certain date on the basis of specific bilateral agreements in favour of top management of Banca Commerciale Italiana.

   The relative provisions – which do not fall within funds subject to separate management – are indistinctly invested (in a non-specified way) in assets.

   The determination of the technical requirement occurred using calculation formulas based on the pure capitalisation principle (demographic-financial present value of benefits) necessary to cover all the commitments as at 31st December 2004. The fund integrally covers the technical requirement at the reference date and is updated on an annual basis.

   The following movements occurred in 2004:

Balance as at 31st December 2003	33
Benefits paid in the year	(2)
Provisions allocated in 2004	5
Balance as at 31st December 2004	36

TABLE OF SIGNIFICANT EQUITY INVESTMENTS IN UNLISTED COMPANIES PURSUANT TO ART. 126 OF CONSOB REGULATION 11971 OF 14TH MAY 1999

(List of equity investments in excess of 10% of the voting share capital in unlisted companies held directly and indirectly or for whatever reason)

Company	Percentage or quotas held		Direct ownership	Type of right
	direct	indirect		
21 Investimenti S.p.A.	11.23		Banca Intesa	Holding
Abar - Aria Compressa S.p.A.	11.92		Banca Intesa	Holding
Adar Holding S.p.A. (già Sci USA S.p.A.)	16.91		Banca Intesa	Pledge
Ag. per la Promoz. Ind. nel Vercellese e della Valsesia		15.00	C.R. Biella e Vercelli	Holding
Agos Itafinco S.p.A.	49.00		Banca Intesa	Holding
Agricola Investimenti S.p.A.	100.00		Banca Intesa	Holding
Agricola Remuscita di D. Franzoni & C. S.a.s. in liquidation		100.00	Agricola Investimenti	Holding
Agricola Valle nel Chianti S.r.l.		100.00	Cariparma e Piacenza	Pledge
Agriver Uno S.r.l.	100.00		Banca Intesa	Pledge
Agriver Due S.r.l.	100.00		Banca Intesa	Pledge
Agriver Tre S.r.l.	100.00		Banca Intesa	Pledge
Agriver Quattro S.r.l.	100.00		Banca Intesa	Pledge
Agriver Cinque S.r.l.	100.00		Banca Intesa	Pledge
Agro - Fin Parma S.r.l.		38.10	Cariparma e Piacenza	Pledge
Agromedimurje d.d.		10.21	Medimurska Banka	Holding
Aimeri S.p.A.	100.00		Banca Intesa	Pledge
Alfa-ex Ingatlanhasznosito es Forgalmazo		21.20	Central European International Bank	Pledge
Alfastamp S.r.l.	14.59		Banca Intesa	Holding
Alfieri Associated Investors Servicos de Consultoria S.A.	20.00		Banca Intesa	Holding
AL.GIO.FIN. S.p.A.	20.00		Banca Intesa	Pledge
Alpifin Srl in liquidation (former Alpifin SpA)		16.43	Banca Popolare FriulAdria	Holding
Alstom Hrvatska d.o.o. (former Alstom Power)		20.06	Invest Holding doo Karlovac	Holding
Antares S.p.A.		97.19	Cariparma e Piacenza	Pledge
Atlantis SA		81.25	Banque Sudameris	Holding
		18.75	Intesa Holding International	Holding
Azienda Olearia del Chianti S.r.l.		100.00	Cariparma e Piacenza	Pledge
Azzurra S.r.l.		100.00	Cormano	Holding
Banca Caboto S.p.A. (former Banca Primavera, IntesaBci Italia Sim)		13.55	Intesa e.Lab	Holding
	86.45		Banca Intesa	Holding
Banca Carime S.p.A. (former BPCI FIN S.p.A.)	25.13		Banca Intesa	Ben. Int.
Banca Cis S.p.A.		55.37	Banca Intesa Mediocredito	Holding
Banca di Trento e Bolzano S.p.A.		57.00	Finanziaria BTB	Holding
	8.28		Banca Intesa	Holding